UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of KB Securities Co., Ltd. for Fiscal Year 2022

On March 7, 2023, KB Financial Group Inc. disclosed audit reports of KB Securities Co., Ltd. (“KB Securities”), its wholly-owned subsidiary, for fiscal year 2022 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Securities as of and for the years ended December 31, 2022 and 2021 and related notes) received from KPMG Samjong Accounting Corp., its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Securities and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Securities for FY 2022.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Securities for FY 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 7, 2023	By: /s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer

Exhibit 99.1

KB SECURITIES CO., LTD.

and Subsidiaries

Consolidated Financial Statements

December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

KB SECURITIES CO., LTD. and Subsidiaries

Index

December 31, 2022 and 2021

Independent Auditors’ Report

(Based on a report originally issued in Korean)

The Board of Directors and Stockholder

KB Securities Co., Ltd.:

Opinion

We have audited the consolidated financial statements of KB Securities Co., Ltd. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022 and 2021, and its consolidated financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2023

This report is effective as of March 7, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2022 and 2021

(in Korean won)	Notes	2022	2021
Assets
Cash and deposits	5,36,37,38	4,537,576,193,522	3,834,048,674,705
Financial assets at fair value through profit or loss	6,36,37,38	29,549,677,943,839	34,182,334,301,081
Derivative financial assets	7,36,37,38,39	1,724,310,257,882	817,518,307,305
Financial assets at fair value through other comprehensive income	8,36,37,38	4,800,554,237,532	3,839,877,806,177
Investments in associates	9	300,342,789,927	137,621,441,023
Financial assets measured at amortised cost	10,36,37,38,39	8,907,503,612,196	7,186,208,182,322
Property and equipment	11,40	270,030,366,596	210,755,849,488
Investment properties	12	560,420,145,484	1,147,746,979,871
Intangible assets	13	211,868,606,120	185,272,286,741
Current tax assets		9,152,521,243	4,948,083,454
Deferred tax assets	35	1,289,260,036	—
Other financial assets	14,36,37,38,39	2,687,932,513,517	3,661,821,844,639
Other assets	15	256,750,883,711	50,892,344,080
Disposal group classified as held for sale	47	—	171,749,315,076

Total assets		53,817,409,331,605	55,430,795,415,962

Liabilities
Deposit liabilities	16,36,37,38	6,799,233,076,405	8,391,075,182,612
Financial liabilities at fair value through profit or loss	6,36,37,38,39	12,171,579,477,522	11,986,846,570,347
Derivative financial liabilities	7,36,37,38,39	2,322,476,090,220	874,641,742,107
Borrowings	17,36,37,38,39	23,523,195,867,589	24,649,381,850,266
Current tax liabilities		4,654,028,924	2,196,195,146
Net defined benefit liabilities	18	55,507,137,949	55,619,888,673
Deferred tax liabilities	35	58,351,713,528	16,878,468,859
Provisions	19,48	150,965,405,944	106,123,390,303
Other financial liabilities	20,36,37,38,39,40	2,389,541,471,052	3,484,650,270,838
Other liabilities	21	473,114,503,977	427,826,239,552

Total liabilities		47,948,618,773,110	49,995,239,798,703

Equity
Share capital	22	1,493,102,120,000	1,493,102,120,000
Hybrid securities	23	506,130,312,000	—
Other paid-in capital	24	1,478,687,978,420	1,478,687,978,420
Retained earnings	25	2,038,449,776,857	2,247,970,109,154
Other components of equity	26	323,302,638,251	204,500,516,202
Other Comprehensive Income for the disposal group classified as held for sale	47	—	7,670,746,146

Equity attributable to shareholders of the Parent Company		5,839,672,825,528	5,431,931,469,922
Non-controlling interest		29,117,732,967	3,624,147,337

Total equity		5,868,790,558,495	5,435,555,617,259

Total liabilities and equity		53,817,409,331,605	55,430,795,415,962

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2022 and 2021

(in Korean won)	Notes	2022	2021
Operating income
Fee and commission income	27	939,703,781,530	1,144,248,378,743
Gain on valuation and disposal of financial instruments	28	10,675,519,816,357	5,550,641,843,434
Interest income	29	1,160,030,185,663	826,686,736,401
Interest income from financial instruments at FVTPL		543,218,721,819	402,414,577,880
Interest income in applying of effective interest rate		616,811,463,844	424,272,158,521
Gain on valuation and disposal of financial assets measured at amortised costs	30	8,462,529,335	7,839,928,487
Gain on foreign currency transactions	31	1,263,406,410,939	793,253,127,269
Other operating income	32	222,899,833,390	226,880,484,789

		14,270,022,557,214	8,549,550,499,123

Operating expenses
Fee and commission expense	27	194,467,365,522	186,868,006,666
Loss on valuation and disposal of financial instruments	28	11,053,322,410,655	5,581,543,512,545
Interest expense	29	618,109,328,244	268,260,223,608
Loss on valuation and disposal of financial assets measured at amortised costs	30	43,726,891,106	22,862,121,814
Loss on foreign currency transactions	31	1,265,719,846,490	744,492,109,236
Selling and administrative expenses	33	822,594,096,508	855,262,728,540
Other operating expenses	32	27,087,370,821	68,987,483,624

		14,025,027,309,346	7,728,276,186,033

Operating profit		244,995,247,868	821,274,313,090
Non-operating income	34	100,717,218,807	48,129,525,832
Non-operating expenses	34	83,385,613,616	51,360,194,503

Profit before income tax		262,326,853,059	818,043,644,419
Income tax expense	35	67,499,190,770	217,752,228,397

Profit for the year		194,827,662,289	600,291,416,022

Profit attributable to:
Shareholders of the Parent Company		193,697,356,041	600,439,340,042
Non-controlling interest		1,130,306,248	(147,924,020)

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(in Korean won)	Notes	2022	2021
Profit for the year		194,827,662,289	600,291,416,022

Other comprehensive income(loss)
Items that will not be reclassified to profit or loss
Net gains on valuation of equity instruments at fair value through other comprehensive income	8,26	27,415,825,649	27,779,973,437
Fair value changes on financial liabilities designated at fair value due to own credit risk	6,26	38,855,084,533	13,714,607,803
Remeasurements of the net defined benefit liabilities	18,26	2,738,991,283	(2,237,583,109)
Revaluation of property and equipment	26	35,572,043,723	—
Items that may be subsequently reclassified to profit or loss
Net losses on valuation of debt instrument at fair value through other comprehensive income	8,26	(10,149,158,628)	(17,213,330,222)
Share of other comprehensive income(loss) of associates	9,26	(2,562,095,184)	23,492,222
Gains(Losses) on hedge of net investments in foreign operations	7,26	(5,750,385,868)	(13,082,538,140)
Exchange difference on translation of foreign operations	26	24,454,947,631	25,060,921,541

Other comprehensive income for the year, net of tax		110,575,253,139	34,045,543,532

Total comprehensive income for the year		305,402,915,428	634,336,959,554

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		305,090,051,043	634,250,019,566
Non-controlling interest		312,864,385	86,939,988

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

	Attributable to the Shareholder of the Parent Company
	Share Capital	Hybrid Securities	Other Paid In Capital	Retained Earnings	Other Components of Equity	Other Comprehensive Income for the Disposal Group	Total	Non-controlling Interest	Total Equity
Balance at January 1, 2021	1,493,102,120,000	—	1,478,716,745,754	1,847,509,495,299	178,381,856,637	—	4,997,710,217,690	309,888,053	4,998,020,105,743
Dividends	—	—	—	(200,000,000,000)	—	—	(200,000,000,000)	—	(200,000,000,000)
Revaluations of property and equipments	—	—	—	21,273,813	(21,273,813)	—	—	—	—
Changes in ownership of subsidiaries	—	—	(28,767,334)	—	—	—	(28,767,334)	3,227,319,296	3,198,551,962
Total comprehensive income
Profit for the year	—	—	—	600,439,340,042	—	—	600,439,340,042	(147,924,020)	600,291,416,022
Gains on equity instruments at fair value through other comprehensive income	—	—	—	—	10,566,643,215	—	10,566,643,215	—	10,566,643,215
Fair value changes on financial liabilities designated at fair value due to own credit risk	—	—	—	—	13,714,607,803	—	13,714,607,803	—	13,714,607,803
Share of other comprehensive income of associates	—	—	—	—	23,492,222	—	23,492,222	—	23,492,222
Remeasurements of net defined benefit liabilities	—	—	—	—	(2,237,583,109)	—	(2,237,583,109)	—	(2,237,583,109)
Gains on hedge of net investments in foreign operations	—	—	—	—	(13,082,538,140)	—	(13,082,538,140)	—	(13,082,538,140)
Exchange difference on translation of foreign operations	—	—	—	—	24,826,057,533	—	24,826,057,533	234,864,008	25,060,921,541
Other
Other Comprehensive income for the disposal group classified as held for sale	—	—	—	—	(7,670,746,146)	7,670,746,146	—	—	—

Balance at December 31, 2021	1,493,102,120,000	—	1,478,687,978,420	2,247,970,109,154	204,500,516,202	7,670,746,146	5,431,931,469,922	3,624,147,337	5,435,555,617,259

Balance at January 1, 2022	1,493,102,120,000	—	1,478,687,978,420	2,247,970,109,154	204,500,516,202	7,670,746,146	5,431,931,469,922	3,624,147,337	5,435,555,617,259
Issuance of hybrid securities	—	506,130,312,000	—	—	—	—	506,130,312,000	—	506,130,312,000
Dividends of hybrid securities	—	—	—	(3,479,007,437)	—	—	(3,479,007,437)	—	(3,479,007,437)
Dividends	—	—	—	(400,000,000,000)	—	—	(400,000,000,000)	—	(400,000,000,000)
Changes in scope of consolidation	—	—	—	—	—	—	—	25,180,721,245	25,180,721,245
Revaluations of property and equipments	—	—	—	261,319,099	(261,319,099)	—	—	—	—
Total comprehensive income
Profit for the year	—	—	—	193,697,356,041	—	—	193,697,356,041	1,130,306,248	194,827,662,289
Gains on equity instruments at fair value through other comprehensive income	—	—	—	—	17,266,667,021	—	17,266,667,021	—	17,266,667,021
Fair value changes on financial liabilities designated at fair value due to own credit risk	—	—	—	—	38,855,084,533	—	38,855,084,533	—	38,855,084,533
Share of other comprehensive income of associates	—	—	—	—	(2,562,095,184)	—	(2,562,095,184)	—	(2,562,095,184)
Revaluation of property and equipment	—	—		—	35,572,043,723	—	35,572,043,723	—	35,572,043,723
Remeasurements of net defined benefit liabilities	—	—	—	—	2,738,991,283	—	2,738,991,283	—	2,738,991,283
Gains on hedge of net investments in foreign operations	—	—	—	—	(5,750,385,868)	—	(5,750,385,868)	—	(5,750,385,868)
Exchange difference on translation of foreign operations	—	—	—	—	25,272,389,494	—	25,272,389,494	(817,441,863)	24,454,947,631
Other
Disposal of disposal group classified as held for sale	—	—	—	—	7,670,746,146	(7,670,746,146)	—	—	—

Balance at December 31, 2022	1,493,102,120,000	506,130,312,000	1,478,687,978,420	2,038,449,776,857	323,302,638,251	—	5,839,672,825,528	29,117,732,967	5,868,790,558,495

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(in Korean won)	Notes	2022	2021
Cash flows from operating activities
Cash generated from operating activities
Profit for the year		194,827,662,289	600,291,416,022
Adjustment for non-cash items	43	(572,686,798,061)	(417,312,391,023)
Changes in operating assets and liabilities	43	(1,834,957,050,037)	(1,734,309,882,567)

		(2,212,816,185,809)	(1,551,330,857,568)
Interest received		1,260,692,425,883	867,556,903,180
Interest paid		(562,087,561,759)	(262,543,247,334)
Dividends received		55,836,918,623	48,254,346,434
Income taxes paid		(204,765,128,344)	(211,033,728,541)

Net cash used in operating activities		(1,663,139,531,406)	(1,109,096,583,829)

Cash flows from investing activities
Decrease in long-term deposit held by bank		485,107,462,569	445,606,747,492
Acquisition of financial assets at fair value through other comprehensive income		(5,425,171,579,537)	(4,678,422,757,635)
Disposal of financial assets at fair value through other comprehensive income		4,476,887,646,352	4,731,871,208,238
Acquisition of investments of associates	9	(208,688,630,790)	(238,418,796,834)
Disposal of investment of associates	9	42,822,194,202	94,278,366,786
Net cash flows from the acquisition of subsidiaries	9	423,141,248,509	(4,020,649,275)
Net cash flows from the disposal of subsidiaries	9	(23,627,667,983)	—
Acquisition of property and equipment	11	(29,570,584,652)	(23,586,057,672)
Disposal of property and equipment	11	4,951,169,480	683,373,612
Acquisition of intangible assets	13	(44,984,648,728)	(36,856,058,060)
Disposal of intangible assets	13	1,019,665,000	2,086,788,000
Acquisition of investment properties	12	(1,604,544,643)	—
Disposal of investment properties	12	568,221,998,917	58,071,100,474
Disposal of assets held for sale		180,716,585,190	—
Others		(21,285,090,533)	(26,298,576,016)

Net cash provided by investing activities		427,935,223,353	324,994,689,110

Cash flows from financing activities
Increase in borrowings	43	1,763,878,273,662	1,243,604,095,870
Increase(decrease) in guarantee deposit liabilities	43	497,469,282	(816,464,491)
Dividends paid	25	(400,000,000,000)	(200,000,000,000)
Redemption of principal elements of lease payments	43	(30,267,166,265)	(32,271,499,249)
Issuance of hybrid securities	23	506,130,312,000	—
Dividends of hybrid securities	25	(3,437,500,000)	—
Increase in share capital		—	3,218,525,903
Increase(decrease) in other liabilities	43	(28,794,866,335)	23,956,770,027

Net cash provided by financing activities		1,808,006,522,344	1,037,691,428,060

Effect of exchange rate changes on cash and cash equivalents		(4,027,082,739)	1,379,611,661

Net increase in cash and cash equivalents		568,775,131,552	254,969,145,002

Cash and cash equivalents at the beginning of the year	5	675,854,019,618	421,397,220,746

Cash and cash equivalents at the end of the year	5	1,244,629,151,170	676,366,365,748

Cash and cash equivalents from the disposal group classified as held for sale	47	—	512,346,130

Cash and cash equivalents in consolidated statement of financial position as at the end of the year	5	1,244,629,151,170	675,854,019,618

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

1. General Information

General information of KB Securities Co., Ltd. (the “Parent Company” or “KB Securities”) which is a controlling company in accordance with Korean IFRS No.1110 Consolidated Financial Statements, and 97 subsidiaries including KBFG Securities America Inc. is as follows:

The Parent Company was established on June 1, 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, the Parent Company changed its name to “Hyundai Securities Co., Ltd.”. After several capital increases, the share capital of the Parent Company amounts to ~~W~~1,493,102 million as at December 31, 2022.

The Parent Company became a wholly owned subsidiary of KB Financial Group Inc. on October 19, 2016, through a comprehensive exchange of shares. At the end of the reporting period, KB Financial Group Inc. owns 100% of ordinary shares of the Parent Company.

Meanwhile, the Parent Company merged with KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) on December 30, 2016 as a surviving company and changed its name to KB Securities Co., Ltd. As at December 31, 2022, the Parent Company has 104 branch offices in Korea and one overseas branch office.

Details of the consolidated subsidiaries as at December 31, 2022 and 2021, are as follows:

	2022
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
The Parent Company	KBFG Securities America Inc.	100.00	USA	December	Investment, advisory
	KB Securities Hong Kong Ltd.	100.00	Hong Kong	December	Investment, advisory
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	December	Investment, advisory
	KB FINA Joint Stock Company	77.82	Vietnam	December	IT(Fintech)
	PT. KB Valbury Sekuritas	65.00	Indonesia	December	Investment, advisory
	KB Digital Innovation & growth New Technology Business Investment Fund [1]	20.00	Korea	December	Other financial
	KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	42.86	Korea	December	Other financial
	JB New Jersey Private Real Estate Fund 1	98.15	Korea	December	Funds
	LB Ireland Private Real Estate Investment Trust 8	96.64	Korea	December	Funds
	Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	98.51	Korea	December	Funds
	DAOL KTB Aircraft Private Investment Trust No.21-1	99.61	Korea	December	Funds
	Vestas General Private Real Estate Fund Investment Trust No. 38	54.92	Korea	December	Funds
	JB Dry Street Private Fund 1	100.00	Korea	December	Funds
	JB Australia108 Private Fund 1	100.00	Korea	December	Funds
	JB Forge Private Fund 1	100.00	Korea	December	Funds
	JB Hall Street Private Fund 1	100.00	Korea	December	Funds
	JB Margaret Street Private Fund 1	100.00	Korea	December	Funds
	GH Real Estate I LP	81.00	Guernsey	December	Investment
	Hanwha US Equity Strategy Private Real Estate Fund 3	99.95	Korea	December	Funds
	GVA Europe Pre-IPO Private Investment Trust No.1	100.00	Korea	December	Funds
	LIFE Global Reits Pre-IPO General Private Investment Trust 1	99.50	Korea	December	Funds

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2022
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	KB KBSTAR US Short-Term IG Corporate Bond ETF	59.88	Korea	December	Funds
	Able Gwonseon 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Paradise Yeongjong 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar IP Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Songdo PFive 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gongpyeong 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Chowall 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	FN Gasan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Believe Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	ABR Joongang2 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Tongyoung 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Sky 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Poongdong 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Sewoon Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gasan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able PT 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Plus 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB MyeongJi 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dangjin 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Osansegyo 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Mapo 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Wonchang 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Zitaress 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Beomeo-one Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Infra 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Sina Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Gold 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Inspire Gold 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able MK 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 4th Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	HD Value 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Powerplay 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Wonsi 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2022
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	Able Dosan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpopoongmoo Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Maseok 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	TW Seocho 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	TW Seocho 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Wave 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Lamdamine 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Next 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dongil 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Shiny 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Enerbil 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	YSMC 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	HJ Galaxy 3rd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB SmartSchool 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Bighouse 7th Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Energy 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Gyeongsan Logis 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Stoke 2nd Corp [1]	—	Korea	December	Asset-backed securitization
	KB Samyoung Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Global Contents Private Investment Fund [1]	27.27	Korea	December	Other financial
	Newstar Seongnam 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KPS Sihwa 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB NY 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	GDIC 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar NRB First Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dongtan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 5th Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Cassiopeia 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Banpo 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Banpo 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gyeonggi Gwangju 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Byeongjeom 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Piggarden 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Mangrove Feeder Fund	92.88	Cayman Islands	December	Funds

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2022
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
Mangrove Feeder Fund	Mangrove Master Fund	100.00	Cayman Islands	December	Funds
KB Securities Hong Kong Ltd.	Global Investment Opportunity Limited	100.00	Malaysia	December	Financial & real-estate
LB Ireland Private Real Estate Investment Trust 8	Beckett Acquisition Limited	100.00	Ireland	December	Real-estate Investment
JB New Jersey Private Real Estate Fund 1	ABLE NJ DSM Investment REIT	99.18	USA	December	Real-estate Investment
Able NJ DSM Investment REIT	ABLE NJ DSM, LLC	100.00	USA	December	Real-estate Investment
Vestas General Private Real Estate Fund Investment Trust No. 38	Lumen International Developments	100.00	Luxemburg	December	Real-estate Investment
Lumen International Developments	VREF Shaftesbury ScSp	100.00	Luxemburg	December	Real-estate Investment
PT. KB Valbury Sekuritas	PT. Valbury Capital Management	79.00	Indonesia	December	Funds

[1]

The Group has a substantive power over the special purpose entities (“SPEs”) or investment trusts and is exposed to variable returns. Accordingly, these SPEs and investment trusts are included in subsidiaries although the Group’s ownership is less than 50%.

	2021
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
The Parent Company	KBFG Securities America Inc.	100.00	USA	December	Investment, advisory
	KB Securities Hong Kong Ltd.	100.00	Hong Kong	December	Investment, advisory
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	December	Investment, advisory
	KB FINA Joint Stock Company	77.82	Vietnam	December	IT(Fintech)
	KB Digital Innovation&growth New Technology Business Investment Fund [1]	20.00	Korea	December	Other financial
	KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	42.86	Korea	December	Other financial
	JB New Jersey Private Real Estate Fund 1	98.15	Korea	December	Funds
	Heungkuk Global Highclass Private Real Estate Trust 23	100.00	Korea	December	Funds
	DGB General Private Real Estate Investment Trust No.8	98.77	Korea	December	Funds
	LB Ireland Private Real Estate Investment Trust 8	96.64	Korea	December	Funds
	Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No.15	99.50	Korea	December	Funds
	KTB Aircraft Private Investment Trust No.21-1	99.61	Korea	December	Funds
	Vestas General Private Real Estate Fund Investment Trust No. 38	54.84	Korea	December	Funds
	JB Dry Street Private Fund 1	100.00	Korea	December	Funds
	JB Australia108 Private Fund 1	100.00	Korea	December	Funds
	JB Forge Private Fund 1	100.00	Korea	December	Funds
	JB Hall Street Private Fund 1	100.00	Korea	December	Funds
	JB Margaret Street Private Fund 1	100.00	Korea	December	Funds
	GH Real Estate I LP	81.00	Guernsey	December	Investment
	Alpha Spain Real Estate Private Investment Trust 1	99.85	Korea	December	Funds
	Hanwha US Equity Strategy Private Real Estate Fund 3	99.95	Korea	December	Funds

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2021
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	MS Sejong 4th Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB UK Center 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gwonseon 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	AJH 3rd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Paradise Yeongjong 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar IP Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Enewstay 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Panorama 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Papyrus Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	SJ Jongno 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar DS 1st Co., Ltd [1]	—	Korea	December	Asset-backed securitization
	Newstar DS 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gamsam 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Songdo PFive 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Polar EH 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Polar EH 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Gongpyeong 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Chowall 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	FN Gasan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	ABR Mareuk 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Believe Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Electronics 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Echo 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	ABR Joongang2 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Tongyoung 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Guwol 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Sky 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Gimpo 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Hyosung 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Poongdong 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Sewoon Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Infra 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Intgreen 1st Inc. [1]	—	Korea	December	Asset-backed securitization
	Able Gasan 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2021
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
	Able Pocheon 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Seotan Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able PT 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Unbroken 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	JOSH Bujeon 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Plus1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB MyeongJi 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Dangjin 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Yongdap 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Osansegyo 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Hyeongok Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Mapo 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	GDIC 1st Co., Ltd, [1]	—	Korea	December	Asset-backed securitization
	Able Wonchang 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Zitaress 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB PF 3rd Co.,Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Beomeo-one Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able Yucheon 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Infra 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Illite 1st. Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Newstar Sina Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	KB Gold 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Inspire Gold 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Inspire Gold 2nd Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Able MK 1st Co., Ltd, [1]	—	Korea	December	Asset-backed securitization
	Yeoksam The Gallery KB 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Y Three Ulsan Sinjeong 1st Co., Ltd. [1]	—	Korea	December	Asset-backed securitization
	Mangrove Feeder Fund	92.88	Cayman Islands	December	Funds
The parent Company and others	LB UK Private Real Estate Investment Trust No.18	100.00	Korea	December	Funds
	LB UK Private Real Estate Investment Trust No.19	100.00	Korea	December	Funds
Mangrove Feeder Fund	Mangrove Master Fund	100.00	Cayman Islands	December	Funds
KB Securities Hong Kong Ltd.	Global Investment Opportunity Limited	100.00	Malaysia	December	Financial & real-estate
LB Ireland Private Real Estate Investment Trust 8	Beckett Acquisition Limited	100.00	Ireland	December	Real-estate Investment

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
Investor	Investee	Percentage of ownership (%)	Location	Date of financial statements	Industry
SJ Jongno 1st Co., Ltd.	KB Wise Star Real Estate Feeder Fund 2	59.86	Korea	December	Funds
KB Wise Star Real Estate Feeder Fund 2	KB Wise Star Jongno Tower Real Estate Master Fund	63.27	Korea	December	Funds
JB New Jersey Private Real Estate Fund 1	Able NJ DSM Investment REIT	99.18	USA	December	Real-estate Investment
Able NJ DSM Investment REIT	ABLE NJ DSM, LLC	100.00	USA	December	Real-estate Investment
Vestas General Private Real Estate Fund Investment Trust No. 38	Lumen International Developments	100.00	Luxemburg	December	Real-estate Investment
Lumen International Developments	VREF Shaftesbury ScSp	100.00	Luxemburg	December	Real-estate Investment
LB UK Private Real Estate Investment Trust No.18 and others	Hillswood Finco Ltd.	100.00	Jersey	December	Real-estate Investment
	Hillswood Holdings Ltd.	100.00	Jersey	December	Real-estate Investment
	Hillswood Holding Property Unit Trust	100.00	Jersey	December	Real-estate Investment
Hillswood Holding Property Unit Trust and others	Hillswood Property Unit Trust	100.00	Jersey	December	Real-estate Investment
Hanwha US Equity Strategy Private Real Estate Fund 3	498 Seventh KOR Holdco LP	100.00	USA	December	Real-estate Investment
498 Seventh KOR Holdco LP	498 Seventh KOR LLC	100.00	USA	December	Real-estate Investment
Polar EH 1st Co., Ltd and Others	Multiasset PR Private Fund 4	100.00	Korea	December	Funds

[1]

The Group has a substantive power over the special purpose entities (“SPEs”) or investment trusts and is exposed to variable returns. Accordingly, these SPEs and investment trusts are included in subsidiaries although the Group’s ownership is less than 50%.

Summarized financial information of major subsidiaries as at and for the years ended December 31, 2022 and 2021, is as follows:

(in thousands of Korean won)	December 31, 2022		2022
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KBFG Securities America Inc.	21,974,646	3,932,730	3,376,122	(541,989)	667,213
KB Securities Hong Kong Ltd.	267,947,007	28,049,102	20,468,272	(2,268,070)	13,435,805
KB Securities Vietnam Joint Stock Company	538,755,846	325,475,504	67,884,410	12,933,143	18,583,701
KB FINA Joint Stock Company	12,636,459	70,685	275,791	(2,614,764)	(2,098,000)
PT. KB Valbury Sekuritas	117,639,923	43,149,901	20,385,908	5,827,047	5,827,047
KB Star Galaxy Towers REIT [1]	—	—	2,553,341	(10,206,009)	(10,206,009)
Star Galaxy S.Comm [1]	—	—	—	(6,080,923)	(6,080,923)
Star Galaxy GP SRL [1]	—	—	—	—	—
JB New Jersey Private Real Estate Fund 1	16,374,263	13,853	161,708	242,976	242,976
Heungkuk Global Highclass Private Real Estate Trust 23 [1]	—	—	2,839	(865,715)	(865,715)
DGB General Private Real Estate Investment Trust No.8 [1]	—	—	232,303	216,175	216,175
LB Irealand Private Real Estate Investment Trust 8	71,328,058	4,377,904	4,112,389	4,154,362	4,056,902
MS Sejong 4th Co., Ltd. [1]	—	—	125,771	110,439	110,439
KB UK Center 1st Co., Ltd. [1]	—	—	372,353	(1,149,601)	(1,149,601)
Mangrove Feeder Fund	76,109,836	63,422	951,672	(6,940,076)	(1,459,706)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	December 31, 2022		2022
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Mangrove Master Fund	88,568,284	12,377,851	716,348	(6,874,702)	(1,421,334)
GH Real Estate I LP	26,871,702	908,269	—	(174,061)	(1,887)
Global Investment Opportunity Limited	219,427	—	5	(17,868)	(2,232)
Beckett Acquisition Limited	145,620,628	139,138,011	6,217,847	(1,688,563)	(1,627,346)
Able NJ DSM Investment REIT	19,268,400	135,044	51,041	106,020	1,343,942
ABLE NJ DSM LLC	36,612,465	34,955,598	3,800,646	415,725	500,080
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	21,573,206	717,884	2,571,773	686,191	686,191
DAOL KTB Aircraft Private Investment Trust No.21-1	29,336,296	1,070	2,605,931	2,575,751	2,575,751
KB Digital Innovation&growth New Technology Business Investment Fund	9,059,924	86,877	398,454	(133,573)	(133,573)
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	29,462,632	132,329	1,419,188	(4,169,037)	(4,169,037)
Able Gwonseon 1st Co., Ltd.	11,028,210	11,099,117	877,404	117,500	117,500
AJH 3rd Co., Ltd. [1]	—	—	152,869	16,875	16,875
Paradise Yeongjong 2nd Co., Ltd.	19,335,720	20,595,641	834,653	17,276	17,276
Vestas General Private Real Estate Fund Investment Trust No. 38	196,545,423	1,274,568	22,929,571	11,624,590	12,931,030
Lumen International Developments	179,588,369	159,002,766	62	3,038,503	2,075,589
VREF Shaftesbury ScSp	388,861,652	246,797,825	18,142,889	3,035,342	(3,764,987)
Alpha Spain Real Estate Private Investment Trust 1 [1]	—	—	6,369,232	(1,884,823)	(1,884,823)
Korea Investment US Amazon Logistics Private Real Estate Investment Trust NO. 1 [1]	—	—	167,264	(843,255)	(843,255)
GVA Europe Real Estate Investment Trust No.2 [1]	—	—	12,547,701	8,153,256	8,153,256
Newstar IP Co., Ltd.	50,393,072	51,300,282	3,338,966	(7,607,556)	(7,607,556)
Enewstay 1st Co., Ltd. [1]	—	—	313,332	(13,149)	(13,149)
Newstar Panorama 1st Co., Ltd. [1]	—	—	454,498	103,967	103,967
Newstar Papyrus Co., Ltd. [1]	—	—	906,586	158,694	158,694
SJ Jongno 1st Co., Ltd. [1]	—	—	50	4,370,130	4,370,130
KB Wise Star Real Estate Feeder Fund 2 [1]	—	—	360	328,331	328,331
KB Wise Star Jongno Tower Real Estate Master Fund [1]	—	—	10,322,976	(979,221)	(979,221)
Newstar Ds 1st Co., Ltd [1]	—	—	203,425	(168,254)	(168,254)
Newstar Ds 2nd Co., Ltd [1]	—	—	2,290,393	(322,231)	(322,231)
JB Dry Street Private Fund 1	567,526	9,320	107,918	(100,405)	(100,405)
JB Australia108 Private Fund 1	390,395	3,652	74,309	(80,466)	(80,466)
JB Forge Private Fund 1	279,542	2,956	53,220	(50,479)	(50,479)
JB Hall Street Private Fund 1	528,967	3,391	100,727	(87,747)	(87,747)
JB Margaret Street Private Fund 1	149,507	706	28,448	(25,134)	(25,134)
LB UK Private Real Estate Investment Trust No.18 [1]	—	—	627,413	1,419,192	1,866,678
LB UK Private Real Estate Investment Trust No.19 [1]	—	—	340,636	449,754	592,235
Hillswood Finco Ltd. [1]	—	—	690,408	690,089	207,470
Hillswood Holdings Ltd. [1]	—	—	—	10,952	(13,302)
Hillswood Holding Property Unit Trust [1]	—	—	—	780,929	(253,550)
Hillswood Property Unit Trust [1]	—	—	3,231,826	695,416	1,268,691
Hanwha US Equity Strategy Private Real Estate Fund 3	3,326,142	98,615	5,657,760	6,112,708	13,952,708
PT. Valbury Capital Management	1,202,897	356,410	186,815	(727,509)	(727,509)
Able Gamsam 1st Co., Ltd. [1]	—	—	1,477,943	(118,996)	(118,996)
Songdo PFive 2nd Co., Ltd.	116,595,449	115,764,831	6,851,381	(468,239)	(468,239)
Newstar Gimpo 1st Co., Ltd.	26,658,736	26,745,174	1,262,574	(22,685)	(22,685)
Able Gongpyeong 1st Co., Ltd.	15,400,321	15,369,078	714,177	(60,621)	(60,621)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	December 31, 2022		2022
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Able Chowall 1st Co., Ltd.	16,538,631	16,547,285	1,268,946	206,774	206,774
FN Gasan 1st Co., Ltd.	3,632,778	3,481,433	255,378	153,254	153,254
Newstar Believe Co., Ltd.	6,159,745	6,456,631	230,276	(33,039)	(33,039)
Able Electronics 1st Co., Ltd. [1]	—	—	1,057,606	128,001	128,001
KB Echo 1st Co., Ltd. [1]	—	—	249,684	42,039	42,039
ABR Joongang2 1st Co., Ltd.	20,339,878	20,049,306	1,328,288	173,259	173,259
KB Tongyoung 1st Co., Ltd.	23,382,801	23,663,781	1,404,597	(36,954)	(36,954)
Able Sky 1st Co., Ltd.	30,992,071	30,786,965	2,036,676	667,791	667,791
Able Poongdong 1st Co., Ltd.	2,250,844	2,230,755	535,360	37,955	37,955
Able Sewoon Co., Ltd.	42,324,593	42,092,589	1,871,110	1,350,270	1,350,270
KB Infra 1st Co., Ltd. [1]	—	—	495,506	303,769	303,769
Able Gasan 1st Co., Ltd.	56,261,340	56,469,935	2,248,974	(159,209)	(159,209)
Able PT 1st Co., Ltd.	5,357,328	5,672,357	410,380	(155,986)	(155,986)
JOSH Bujeon 1st Co., Ltd. [1]	—	—	749,518	161,958	161,958
Newstar Plus 1st Co., Ltd.	16,425,333	16,155,277	946,049	(21,792)	(21,792)
KB MyeongJi 1st Co., Ltd.	14,845,247	14,747,007	1,133,331	51,334	51,334
Able Dangjin 1st Co., Ltd.	21,240,500	20,722,700	2,039,533	601,973	601,973
KB Osansegyo 2nd Co., Ltd.	8,331,040	8,332,477	367,678	18,856	18,856
Able Hyeongok Co., Ltd. [1]	—	—	435,511	76,408	76,408
KB Mapo 2nd Co., Ltd.	9,660,645	10,558,924	600,086	(1,017,998)	(1,017,998)
GDIC 1st Co., Ltd. [1]	—	—	687,659	113,676	113,676
Able Wonchang 1st Co., Ltd.	7,413,923	7,460,083	593,202	180,359	180,359
Zitaress 1st Co., Ltd.	30,459,310	30,637,401	2,481,796	554,295	554,295
KB PF 3rd Co., Ltd. [1]	—	—	60,371	(16,590)	(16,590)
Able Beomeo-one Co., Ltd.	31,314,357	31,528,461	1,740,919	(149,114)	(149,114)
Able Yucheon 1st Co., Ltd. [1]	—	—	1,189,618	70,338	70,338
KB Infra 2nd Co., Ltd.	25,913,932	25,600,000	3,554,664	2,449,424	2,449,424
KB Illite 1st. Co., Ltd. [1]	—	—	62,662	42,928	42,928
Newstar Sina Co., Ltd.	26,169,067	26,777,858	3,461,385	(239,635)	(239,635)
KB Gold 1st Co., Ltd.	19,649,512	19,634,471	1,052,179	(24,389)	(24,389)
Inspire Gold 2nd Co., Ltd.	6,511,331	6,724,045	414,404	81,999	81,999
Able MK 1st Co., Ltd.	16,028,254	16,129,707	542,536	(62,319)	(62,319)
Yeoksam The Gallery KB 1st Co., Ltd. [1]	—	—	247,250	107,440	107,440
Able Hagunri 2nd Co., Ltd. [1]	—	—	219,746	(222,462)	(222,462)
Able Hagunri 1st Co., Ltd. [1]	—	—	607,111	(461,916)	(461,916)
Newstar Gimpo 4th Co., Ltd.	7,454,744	7,463,615	1,563,374	(8,881)	(8,881)
Mobius 1st Co., Ltd. [1]	—	—	3,492,403	(1,471,211)	(1,471,211)
Able Wonsi 1st Co., Ltd.	14,559,454	15,357,586	613,555	(798,134)	(798,134)
HD Value 1st Co., Ltd.	103,745,143	103,754,543	3,401,791	(9,410)	(9,410)
Able iFood Co., Ltd. [1]	—	—	192,877	(67,044)	(67,044)
Powerplay 1st Co., Ltd.	936,550	648,510	315,472	288,040	288,040
Able Dosan 1st Co., Ltd.	30,776,101	30,561,669	3,121,893	214,432	214,432
Newstar Gimpopoongmoo Co., Ltd.	12,963,604	12,803,820	831,422	159,774	159,774
Able Eunhwasam 1st Co., Ltd. [1]	—	—	95,517	(593,461)	(593,461)
Able Maseok 1st Co., Ltd.	37,001,664	37,302,631	1,797,458	(300,967)	(300,967)
TW Seocho 1st Co., Ltd.	127,729,286	127,959,304	7,129,984	(230,020)	(230,020)
TW Seocho 2nd Co., Ltd.	31,151,796	31,501,706	2,433,454	(349,911)	(349,911)
HJ Galaxy 2nd Co., Ltd. [1]	—	—	4	(2,469,661)	(2,469,661)
HJ Galaxy 1st Co., Ltd. [1]	—	—	4	(2,469,661)	(2,469,661)
Newstar Wave 1st Co., Ltd.	82,544,796	83,330,039	2,943,812	(785,244)	(785,244)
Lamdamine 1st Co., Ltd.	116,843,965	116,990,938	5,880,378	(146,983)	(146,983)
Able Cheongdam 1st Co., Ltd. [1]	—	—	38,500	(1,535,710)	(1,535,710)
Able Next 1st Co., Ltd.	19,966,621	20,958,379	646,331	(991,759)	(991,759)
Able Dongil 1st Co., Ltd.	34,259,463	34,383,502	1,046,244	(124,039)	(124,039)
KB Infra 3rd Co., Ltd. [1]	—	—	20,360,506	546,464	546,464

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	December 31, 2022		2022
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Newstar Shiny 1st Co., Ltd.	11,617,906	11,814,211	3,251,029	(196,305)	(196,305)
Newstar Enerbil 1st Co., Ltd.	100,745,544	100,928,150	4,195,532	(182,607)	(182,607)
YSMC 1st Co., Ltd.	48,024,951	48,917,200	485,395	(892,251)	(892,251)
HJ Galaxy 3rd Co., Ltd.	46,923,255	46,693,790	2,153,728	229,463	229,463
KB SmartSchool 1st Co., Ltd.	19,882,283	20,346,849	830,186	(464,567)	(464,567)
Bighouse 7th Co., Ltd.	128,038,169	129,023,438	5,469,280	(985,271)	(985,271)
Newstar Energy 1st Co., Ltd.	141,323,880	146,942,708	4,235,971	(5,618,829)	(5,618,829)
Gyeongsan Logis 1st Co., Ltd.	5,699,700	5,142,180	1,109,798	557,521	557,521
Stoke 2nd Corp	68,517,144	67,873,346	3,617,438	643,797	643,797
KB Samyoung Co., Ltd.	6,127,059	6,100,421	253,579	26,637	26,637
KB Global Contents Private Investment Fund	16,269,051	62,384	3,665	(293,332)	(293,332)
Able Sungsoo 1st Co., Ltd. [1]	—	—	118,634	(307,677)	(307,677)
Newstar Seongnam 1st Co., Ltd.	19,861,686	19,568,965	1,269,626	292,711	292,711
KPS Sihwa 1st Co., Ltd.	111,513,923	107,944,392	8,827,790	3,569,530	3,569,530
KB Baegun 1st Co., Ltd. [1]	—	—	91,672	(165,149)	(165,149)
KB NY 1st Co., Ltd.	89,697,004	91,404,086	2,057,296	(1,707,083)	(1,707,083)
GDIC 2nd Co., Ltd.	28,393,137	28,901,165	829,935	(508,029)	(508,029)
Newstar NRB First Co., Ltd.	23,379,924	25,188,216	959,720	(1,808,302)	(1,808,302)
Able Dongtan 1st Co., Ltd.	41,734,980	42,606,597	2,157,554	(871,617)	(871,617)
Galaxy properties SA [1]	—	—	—	—	—
Newstar Gimpo 5th Co., Ltd.	738,430	2,219,448	3,306,120	(1,481,028)	(1,481,028)
Polar EH 1st Co., Ltd [1]	—	—	—	—	—
Polar EH 2nd Co., Ltd [1]	—	—	—	—	—
ABR Mareuk 1st Co., Ltd [1]	—	—	—	—	—
Able Guwol 1st Co., Ltd. [1]	—	—	—	—	—
Newstar Gimpo 2nd Co., Ltd. [1]	—	—	—	—	—
Able Hyosung 1st Co., Ltd. [1]	—	—	—	—	—
Intgreen 1st Inc. [1]	—	—	—	—	—
Able Pocheon 1st Co., Ltd. [1]	—	—	—	—	—
Newstar Seotan Co., Ltd. [1]	—	—	—	—	—
Unbroken 1st Co., Ltd. [1]	—	—	—	—	—
Able Yongdap 1st Co., Ltd. [1]	—	—	—	—	—
Inspire Gold 1st Co., Ltd. [1]	—	—	—	—	—
Y Three Ulsan Sinjeong 1st Co., Ltd. [1]	—	—	—	—	—
498 Seventh KOR Holdco LP [1]	—	—	—	—	—
498 Seventh KOR LLC [1]	—	—	—	—	—
Multiasset PR Private Fund 4 [1]	—	—	—	—	—
GVA Europe Pre-IPO Private Investment Trust No.1	29,981,695	21,250	5,910	(39,555)	(39,555)
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,725,094	40,778	3,145	(85,683)	(85,683)
KB KBSTAR US Short-Term IG Corporate Bond ETF	79,748,964	32,248	1,469,729	(3,783,284)	(3,783,284)
Newstar Everyday 1st Co., Ltd. [1]	—	—	93,622	(43,869)	(43,869)
Cassiopeia 1st Co., Ltd.	30,678,964	30,909,850	646,125	(230,886)	(230,886)
Able Banpo 1st Co., Ltd.	17,117,224	17,316,738	604,933	(199,514)	(199,514)
Able Banpo 2nd Co., Ltd.	10,852,267	11,029,704	289,383	(177,437)	(177,437)
Able Gyeonggi Gwangju 1st Co., Ltd.	41,299,147	41,679,524	917,840	(380,379)	(380,379)
Newstar Byeongjeom 1st Co., Ltd.	51,336,358	51,495,155	1,540,423	(158,806)	(158,806)
Piggarden 1st Co., Ltd.	51,230,153	51,542,651	134,894	(312,508)	(312,508)

[1]	These companies are excluded from subsidiaries as at December 31, 2022.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	December 31, 2021		2021
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KBFG Securities America Inc.	21,580,938	4,206,235	2,764,166	(346,673)	1,099,379
KB Securities Hong Kong Ltd.	268,831,976	42,369,875	12,809,339	952,820	8,117,459
KB Securities Vietnam Joint Stock Company	459,400,541	264,703,900	48,674,216	11,562,680	22,854,982
KB FINA Joint Stock Company	14,703,822	40,048	132,397	(791,669)	461,738
Hyundai Dynamic Mix Securities Feeder Investment Trust 1 [1]	—	—	623	1,776,805	1,776,805
Hyundai Kon-tiki Specialized Privately Placed Fund 1 [1]	—	—	105,752	102,481	102,481
JB New Jersey Private Real Estate Fund 1	17,280,644	13,210	8,780	1,366,923	1,366,923
Heungkuk Global Highclass Private Real Estate Trust 23	2,334,694	382	269,624	340,571	340,571
DGB General Private Real Estate Investment Trust No.8	7,096,984	4,039	416,708	384,386	384,386
LB Ireland Private Real Estate Investment Trust 8	71,323,756	3,815,738	4,276,418	3,735,362	3,690,262
Aquila Global Real Assets Fund No.1 LP [1]	—	—	—	(36,818)	(2,575,440)
MS Sejong 4th Co., Ltd.	1,982,145	2,300,224	3,048,532	2,483,249	2,483,249
Able Hana Co., Ltd. [1]	—	—	—	—	—
KB UK Center 1st Co., Ltd.	12,832,231	12,320,000	748,451	15,595	15,595
AKB 1st Co., Ltd. [1]	—	—	—	—	—
Mangrove Feeder Fund	78,341,942	835,822	6,375,067	4,799,816	10,737,381
Mangrove Master Fund	78,763,150	442,176	8,257,033	6,400,494	9,284,184
GH Real Estate I LP	26,701,788	736,468	—	(9,511,479)	(9,321,938)
Global Investment Opportunity Limited	221,660	—	13	(17,637)	46,411
Hyundai Dynamic Mix Securities Master Investment Trust 1 [1]	—	—	1,334,540	662,176	662,176
Beckett Acquisition Limited	147,825,721	139,715,758	6,225,571	(1,598,561)	(1,549,839)
AGRAF Real Estate Holding No.1, Senningerberg [1]	—	—	—	(7,091)	(302,872)
Vierte CasaLog GmbH & Co. KG [1]	—	—	—	(1,474)	7,968
Able NJ DSM Investment REIT	18,024,689	93,207	451	1,319,458	2,811,740
ABLE NJ DSM, LLC	33,998,186	32,699,331	3,366,644	368,253	536,964
Hyundai Able Investment REIT [1]	—	—	—	(59,279)	(14,347,711)
Hyundai Able Patriots Park, LLC [1]	—	—	13,446	(609,596)	(13,931,605)
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	18,833,391	1,122,501	2,573,430	444,171	444,171
KTB Aircraft Private Investment Trust No.21-1	27,792,980	1,005	3,861,535	1,781,831	1,781,831
KB Digital Innovation&growth New Technology Business Investment Fund	9,106,621	—	499,687	(173,987)	(173,987)
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	33,499,341	—	1,316,449	(1,474,661)	(1,474,661)
Crescendo Muju Co., Ltd. [1]	—	—	284,915	(109,840)	(109,840)
Able Gwonseon 1st Co., Ltd.	32,779,838	32,968,244	1,377,937	(11,855)	(11,855)
Great GM 12th Co., Ltd. [1]	—	—	88,964	(49,171)	(49,171)
AJH 3rd Co., Ltd.	10,110,238	9,699,103	652,509	384,693	384,693
Able Youto 1st Co., Ltd. [1]	—	—	241,382	24,308	24,308
Paradise Yeongjong 2nd Co., Ltd.	18,947,086	20,224,283	713,825	96,773	96,773
Newstar Hakgok Co., Ltd. [1]	—	—	83,725	(73,045)	(73,045)
Songdo PSeven 1st Co., Ltd. [1]	—	—	735,419	103,203	103,203
Newstar Janghyun Co., Ltd. [1]	—	—	63,603	4,294	4,294
Vestas General Private Real Estate Fund Investment Trust No. 38	191,874,304	20,829,940	24,444,349	11,671,992	9,550,692
Lumen International Developments	187,921,665	169,411,650	—	(3,092,883)	(1,621,941)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	December 31, 2021		2021
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
VREF Shaftesbury ScSp	417,474,574	256,829,371	15,588,207	(932,583)	11,523,839
Alpha Spain Real Estate Private Investment Trust 1	70,314,496	699,149	6,513,674	3,779,385	3,779,385
Hangang Domestic Private Real Estate Fund No.14 [1]	—	—	3,073,203	2,930,614	2,930,614
Pacific Bric Professional Investors’ Private Real Estate Fund #53 [1]	—	—	306,611	(3,387,196)	(3,387,196)
Newstar SH Co., Ltd. [1]	—	—	—	—	—
Newstar IP Co., Ltd.	57,759,138	51,058,792	9,949,392	7,902,486	7,902,486
Newstar Daerim Co., Ltd. [1]	—	—	—	—	—
Enewstay 1st Co., Ltd.	33,891,253	25,602,225	6,195,490	4,598,576	4,598,576
Able Dangsan Co., Ltd. [1]	—	—	516,589	146,735	146,735
Newstar Panorama 1st Co., Ltd.	11,737,029	11,058,494	1,815,003	(146,738)	(146,738)
Newstar Papyrus Co., Ltd.	23,623,123	24,136,636	3,488,162	194,277	194,277
SJ Jongno 1st Co., Ltd.	66,995,875	70,000,315	243	(452,638)	(452,638)
KB Wise Star Real Estate Feeder Fund 2	112,043,149	155,695	164	366,559	366,559
Newstar Cheonwon Co., Ltd. [1]	—	—	142,977	49,106	49,106
Able KD 2nd Co., Ltd. [1]	—	—	79,490	9,548	9,548
KB Wise Star Jongno Tower Real Estate Master Fund	506,092,706	343,917,362	25,784,666	4,169,466	4,169,466
Newstar DS 1st Co., Ltd.	15,650,452	15,459,429	825,274	47,314	47,314
Newstar DS 2nd Co., Ltd.	39,084,153	38,559,691	2,755,661	874,314	874,314
Able Yongin 1st Co., Ltd. [1]	—	—	637,515	(333,931)	(333,931)
JB Dry Street Private Fund1	810,359	9,331	18,168	(183,979)	(183,979)
JB Australia108 Private Fund1	569,525	3,559	22,681	(118,023)	(118,023)
JB Forge Private Fund1	400,525	2,890	22,234	(91,765)	(91,765)
JB Hall Street Private Fund1	752,539	3,212	16,937	(169,292)	(169,292)
JB Margaret Street Private Fund1	213,009	713	4,785	(48,065)	(48,065)
LB UK Private Real Estate Investment Trust No.18	33,865,289	1,435,798	756,376	1,074,466	(193,840)
LB UK Private Real Estate Investment Trust No.19	10,781,038	520,304	704,364	341,262	(62,572)
Hillswood Finco Ltd.	14,601,547	28,965	1,172,915	1,115,585	1,964,926
Hillswood Holdings Ltd.	800,128	51,390	—	46,376	90,083
Hillswood Holding Property Unit Trust	30,623,011	7,302	—	2,314,470	4,119,977
Hillswood Property Unit Trust	101,477,561	74,903,616	10,286,987	3,182,999	3,328,330
Hanwha US Equity Strategy Private Real Estate Fund 3	177,311,233	8,216,449	1,194,090	(2,653,191)	(10,493,191)
498 Seventh KOR Holdco LP	175,275,036	—	—	3,482,029	9,445,146
498 Seventh KOR LLC	174,675,770	—	—	3,439,624	9,260,088
Newstar Wanee 1st Co., Ltd. [1]	—	—	80,433	6,137	6,137
Able Gamsam 1st Co., Ltd.	41,137,786	41,061,686	1,869,333	157,804	157,804
Songdo PFive 2nd Co., Ltd.	120,732,282	119,433,425	3,427,099	(148,924)	(148,924)
Able Sungnae 1st Co., Ltd. [1]	—	—	166,500	11,720	11,720
Newstar Gimpo 1st Co., Ltd.	26,487,012	26,550,765	1,297,627	(493,592)	(493,592)
Able Ali 2nd Co., Ltd. [1]	—	—	334,739	76,137	76,137
KB PF 1st Co., Ltd. [1]	—	—	—	—	—
Able Daepo 1st Co., Ltd. [1]	—	—	10,225	(10,756)	(10,756)
KB Ansung 1st Co., Ltd. [1]	—	—	841,784	625,535	625,535
Polar EH 1st Co., Ltd.	17,283,232	16,715,582	—	(30,553)	(30,553)
Polar EH 2nd Co., Ltd.	17,611,212	16,700,829	—	293,964	293,964
Polar SQ 1st Co., Ltd. [1]	—	—	—	—	—
Polar SQ 2nd Co., Ltd. [1]	—	—	—	—	—
Able Mojong 1st Co., Ltd. [1]	—	—	378,965	14,531	14,531
Able Sungsoo 1st Co., Ltd. [1]	—	—	—	—	—
Multiasset PR Private Fund 3 [1]	—	—	—	—	—
Multiasset PR Private Fund 4	33,070,238	7,823	2,472,127	2,310,401	2,310,401

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	December 31, 2021		2021
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Able Daenong Co., Ltd. [1]	—	—	650,042	502,386	502,386
Newstar Chimsan 1st Co., Ltd. [1]	—	—	63,468	39,690	39,690
Able Forsythia 1st Co., Ltd. [1]	—	—	148,431	(217)	(217)
Able IFP 1st Co., Ltd. [1]	—	—	—	—	—
Newstar JY Co., Ltd. [1]	—	—	—	—	—
Able Gorim 1st Co., Ltd. [1]	—	—	562,999	(216,354)	(216,354)
KB Asan Baebang 1st Co., Ltd. [1]	—	—	275,164	(11,642)	(11,642)
KB Icheon logistics 1st Co., Ltd. [1]	—	—	926,169	186,398	186,398
Able Unicity 4th Co., Ltd. [1]	—	—	219,123	15,162	15,162
Able Gongpyeong 1st Co., Ltd.	12,385,645	12,293,780	489,653	100,623	100,623
Hamilton Power First Co., Ltd. [1]	—	—	—	—	—
Able Chowall 1st Co., Ltd.	30,315,210	30,530,637	867,342	(371,278)	(371,278)
Startwithone Co., Ltd. [1]	—	—	—	—	—
Able Silver Co., Ltd. [1]	—	—	—	—	—
KB Osansaegyo Co., Ltd. [1]	—	—	1,277,375	317,179	317,179
HD Yongin 1st Co., Ltd. [1]	—	—	—	—	—
FN Gasan 1st Co., Ltd.	5,613,186	5,615,094	271,985	23,350	23,350
ABR Mareuk 1st Co., Ltd.	5,726,164	5,771,880	323,057	(33,590)	(33,590)
Newstar Believe Co., Ltd.	5,094,388	5,358,236	300,674	(78,470)	(78,470)
Able Electronics 1st Co., Ltd.	70,918,879	70,743,905	2,906,579	501,688	501,688
KB Echo 1st Co., Ltd.	31,945,662	31,709,287	825,673	99,261	99,261
KB Wondong 1st Co., Ltd. [1]	—	—	—	—	—
Newstar Joongbong Co., Ltd. [1]	—	—	—	—	—
Able Island 1st Co., Ltd. [1]	—	—	—	—	—
Able Gumi 1st Co., Ltd. [1]	—	—	—	—	—
Able Gwangmyeong 2nd Co., Ltd. [1]	—	—	—	—	—
ABR Joongang2 1st Co., Ltd.	17,317,313	17,200,000	669,187	33,369	33,369
Able Bucheon Co., Ltd. [1]	—	—	—	—	—
Newstar Kumo 1st Co., Ltd. [1]	—	—	130,911	(90,714)	(90,714)
KB Tongyoung 1st Co., Ltd.	22,993,998	23,238,024	1,116,564	(74,534)	(74,534)
Able Seoho 1st Co., Ltd. [1]	—	—	751,975	200,137	200,137
KS Beta Co., Ltd. [1]	—	—	247,812	(423,157)	(423,157)
Able Guwol 1st Co., Ltd.	42,548,129	42,708,587	3,452,641	(160,459)	(160,459)
Able Bukcheonan logis Co., Ltd. [1]	—	—	109,195	(36,105)	(36,105)
ABR Sosa 1st Co., Ltd. [1]	—	—	284,549	4,731	4,731
Able Sky 1st Co., Ltd.	26,887,526	27,350,210	1,236,493	(462,685)	(462,685)
Newstar Gimpo 2nd Co., Ltd.	12,922,823	12,583,875	643,724	338,948	338,948
Able HD 1st Co., Ltd. [1]	—	—	745,078	(104,167)	(104,167)
Able Eumsung 1st Co., Ltd. [1]	—	—	175,342	(1,034,305)	(1,034,305)
Able Jinjeop 1st Co., Ltd. [1]	—	—	516,497	1,143	1,143
Able Hyosung 1st Co., Ltd.	41,042,856	41,157,513	4,504,061	(114,657)	(114,657)
Able Poongdong 1st Co., Ltd.	4,317,224	4,335,090	1,263,346	(17,867)	(17,867)
Able Ansan Logistics 1st Co., Ltd. [1]	—	—	654,753	(66,114)	(66,114)
Able Sewoon Co., Ltd.	48,749,772	49,868,038	2,672,645	(1,118,267)	(1,118,267)
Newstar Sinchun 1st Co., Ltd. [1]	—	—	1,395,945	(1,214,862)	(1,214,862)
Songam Park Development Co., Ltd. [1]	—	—	989,226	(806,250)	(806,250)
KB Infra 1st Co., Ltd.	12,303,652	12,076,752	883,940	226,899	226,899
Pinetridavil Co., Ltd. [1]	—	—	52,515	(41,987)	(41,987)
Able Udong 1st Co., Ltd. [1]	—	—	346,093	(160,092)	(160,092)
Intgreen 1st Inc.	47,999,345	48,660,080	3,721,145	(660,736)	(660,736)
Able Gasan 1st Co., Ltd.	37,445,837	37,495,224	779,336	(49,397)	(49,397)
Able Pocheon 1st Co., Ltd.	12,433,033	12,386,939	767,388	46,084	46,084
Able HD 1st Co., Ltd. [1]	—	—	182,154	(6,593)	(6,593)
Newstar Seotan Co., Ltd.	25,453,253	25,244,391	909,922	208,861	208,861
Able PT 1st Co., Ltd.	5,320,918	5,479,961	235,449	(159,043)	(159,043)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	December 31, 2021		2021
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Unbroken 1st Co., Ltd.	30,139,281	30,594,090	1,444,316	(454,818)	(454,818)
JOSH Bujeon 1st Co., Ltd.	43,824,332	44,414,622	2,162,798	(590,291)	(590,291)
Newstar Plus1st Co., Ltd.	16,291,848	16,000,000	983,294	291,847	291,847
KB MyeongJi 1st Co., Ltd.	20,274,550	20,227,645	1,010,483	46,904	46,904
Able Dangjin 1st Co., Ltd.	4,816,012	4,900,184	213,318	(84,173)	(84,173)
Able Yongdap 1st Co., Ltd.	29,400,401	29,472,471	419,921	(72,071)	(72,071)
Newstar Cold Co., Ltd. [1]	—	—	680,990	33,877	33,877
Betares Co., Ltd. [1]	—	—	25,957	(51,103)	(51,103)
KB Osansegyo 2nd Co., Ltd.	8,783,276	8,803,570	94,489	(20,295)	(20,295)
Able Hyeongok Co., Ltd.	40,810,870	40,874,717	437,768	(63,847)	(63,847)
KB Mapo 1st Co., Ltd. [1]	—	—	129,548	(175,522)	(175,522)
KB Mapo 2nd Co., Ltd.	10,226,260	10,106,541	607,135	119,718	119,718
GDIC 1st Co., Ltd.	39,725,004	40,141,819	379,002	(416,816)	(416,816)
Able Wonchang 1st Co., Ltd.	6,922,644	7,149,163	242,590	(226,520)	(226,520)
Zitaress 1st Co., Ltd.	120,820,787	121,553,173	1,429,381	(732,387)	(732,387)
KB PF 3rd Co., Ltd.	4,563,969	4,572,360	58,149	(8,391)	(8,391)
Able Beomeo-one Co., Ltd.	30,299,257	30,364,248	917,194	(65,001)	(65,001)
Able UC 1st Co., Ltd.	61,068,251	62,074,292	1,543,816	(1,006,051)	(1,006,051)
KB Infra 2nd Co., Ltd.	54,638,508	56,774,000	3	(2,135,493)	(2,135,493)
KB Illite 1st. Co., Ltd.	407,670	445,261	4,706	(37,591)	(37,591)
Newstar Sina Co., Ltd.	23,631,797	24,000,954	391,866	(369,158)	(369,158)
KB Gold 1st Co., Ltd.	17,837,500	17,798,070	176,400	39,420	39,420
Inspire Gold 1st Co., Ltd.	24,066,879	24,707,879	200,902	(641,001)	(641,001)
Inspire Gold 2nd Co., Ltd.	15,646,996	15,941,709	193,834	(294,714)	(294,714)
Able MK 1st Co., Ltd.	16,095,465	16,134,601	47,695	(39,137)	(39,137)
Yeoksam The Gallery KB 1st Co., Ltd.	18,689,485	18,711,272	25,547	(21,797)	(21,797)
Y Three Ulsan Sinjeong 1st Co., Ltd.	60,232,975	60,507,108	54,968	(274,136)	(274,136)

[1]	These companies were excluded from subsidiaries as at December 31, 2021.

The details of changes in scope for consolidation for the year ended December 31, 2022, are as follows:

(a)	Subsidiaries newly included in the consolidation

Name of entity	Reason
PT. KB Valbury Sekuritas	Gain of controlling power
Korea Investment US Amazon Logistics Private Real Estate Investment Trust NO. 1	Gain of controlling power
GVA Europe Real Estate Investment Trust No.2	Gain of controlling power
Able Hagunri 1st Co., Ltd.	Controlling ownership interest
Able Hagunri 2nd Co., Ltd.	Controlling ownership interest
Newstar Gimpo 4th Co., Ltd.	Controlling ownership interest
Mobius 1st Co., Ltd.	Controlling ownership interest
HD Value 1st Co., Ltd.	Controlling ownership interest
Able iFood Co., Ltd.	Controlling ownership interest
Powerplay 1st Co., Ltd.	Controlling ownership interest
Able Wonsi 1st Co., Ltd.	Controlling ownership interest
Able Dosan 1st Co., Ltd	Controlling ownership interest
Able Eunhwasam 1st Co., Ltd	Controlling ownership interest
Newstar Gimpopoongmoo Co., Ltd.	Controlling ownership interest
Able Maseok 1st Co., Ltd.	Controlling ownership interest
TW Seocho 1st Co., Ltd.	Controlling ownership interest
TW Seocho 2nd Co., Ltd.	Controlling ownership interest
HJ Galaxy 1st Co., Ltd.	Controlling ownership interest

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Name of entity	Reason
HJ Galaxy 2nd Co., Ltd.	Controlling ownership interest
Newstar Wave 1st Co., Ltd.	Controlling ownership interest
Lamdamine 1st Co., Ltd.	Controlling ownership interest
Able Cheongdam 1st Co., Ltd	Controlling ownership interest
PT. Valbury Capital Management	Gain of controlling power
KB Star Galaxy Towers REIT	Gain of controlling power
Star Galaxy GP SRL	Gain of controlling power
Star Galaxy S.Comm	Gain of controlling power
Able Next 1st Co., Ltd	Controlling ownership interest
Able Dongil 1st Co., Ltd	Controlling ownership interest
KB Infra 3rd Co., Ltd.	Controlling ownership interest
Newstar Shiny 1st Co., Ltd.	Controlling ownership interest
Newstar Enerbil 1st Co., Ltd.	Controlling ownership interest
YSMC 1st Co., Ltd.	Controlling ownership interest
HJ Galaxy 3rd Co., Ltd.	Controlling ownership interest
KB SmartSchool 1st Co., Ltd.	Controlling ownership interest
Bighouse 7th Co., Ltd.	Controlling ownership interest
Newstar Energy 1st Co., Ltd.	Controlling ownership interest
Gyeongsan Logis 1st Co., Ltd	Controlling ownership interest
Stoke 2nd Corp	Controlling ownership interest
KB Samyoung Co., Ltd.	Controlling ownership interest
KB Global Contents Private Investment Fund	Gain of controlling power
Able Sungsoo 1st Co., Ltd.	Controlling ownership interest
Newstar Seongnam 1st Co., Ltd.	Controlling ownership interest
KPS Sihwa 1st Co., Ltd.	Controlling ownership interest
KB Baegun 1st Co., Ltd.	Controlling ownership interest
KB NY 1st Co., Ltd.	Controlling ownership interest
GDIC 2nd Co., Ltd.	Controlling ownership interest
Newstar NRB First Co., Ltd.	Controlling ownership interest
Able Dongtan 1st Co., Ltd.	Controlling ownership interest
Galaxy properties SA	Gain of controlling power
Newstar Gimpo 5th Co., Ltd.	Controlling ownership interest
GVA Europe Pre-IPO Private Investment Trust No.1	Gain of controlling power
LIFE Global Reits Pre-IPO General Private Investment Trust 1	Gain of controlling power
KB KBSTAR US Short-Term IG Corporate Bond ETF	Gain of controlling power
Newstar Everyday 1st Co., Ltd.	Controlling ownership interest
Cassiopeia 1st Co., Ltd.	Controlling ownership interest
Able Banpo 1st Co., Ltd.	Controlling ownership interest
Able Banpo 2nd Co., Ltd.	Controlling ownership interest
Able Gyeonggi Gwangju 1st Co., Ltd.	Controlling ownership interest
Newstar Byeongjeom 1st Co., Ltd.	Controlling ownership interest
Piggarden 1st Co., Ltd.	Controlling ownership interest

(b)	Subsidiaries excluded from the consolidation

Name of entity	Reason
Polar EH 1st Co., Ltd.	End of payment guarantee contract
Polar EH 2nd Co., Ltd.	End of payment guarantee contract
ABR Mareuk 1st Co., Ltd.	End of payment guarantee contract
Able Guwol 1st Co., Ltd.	End of payment guarantee contract
Newstar Gimpo 2nd Co., Ltd.	End of payment guarantee contract
Able Hyosung 1st Co., Ltd.	End of payment guarantee contract
Intgreen 1st Inc.	End of payment guarantee contract
Able Pocheon 1st Co., Ltd.	End of payment guarantee contract
Newstar Seotan Co., Ltd.	End of payment guarantee contract
Unbroken 1st Co., Ltd.	End of payment guarantee contract
Able Yongdap 1st Co., Ltd.	End of payment guarantee contract

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Name of entity	Reason
Inspire Gold 1st Co., Ltd.	End of payment guarantee contract
Y Three Ulsan Sinjeong 1st Co., Ltd.	End of payment guarantee contract
498 Seventh KOR Holdco LP	Disposal
498 Seventh KOR LLC	Disposal
Multiasset PR Private Fund 4	Disposal
Enewstay 1st Co., Ltd.	End of payment guarantee contract
Able Electronics 1st Co., Ltd.	End of payment guarantee contract
KB PF 3rd Co., Ltd.	End of payment guarantee contract
Able Cheongdam 1st Co., Ltd.	End of payment guarantee contract
Able Hagunri 2nd Co., Ltd.	End of payment guarantee contract
Newstar Panorama 1st Co., Ltd.	End of payment guarantee contract
Heungkuk Global Highclass Private Real Estate Trust 23	Disposal
Korea Investment US Amazon Logistics Private Real Estate Investment Trust NO. 1	Disposal
Able Eunhwasam 1st Co., Ltd	End of payment guarantee contract
MS Sejong 4th Co., Ltd.	End of payment guarantee contract
AJH 3rd Co., Ltd.	End of payment guarantee contract
Newstar Papyrus Co., Ltd.	End of payment guarantee contract
Able Hyeongok Co., Ltd.	End of payment guarantee contract
Mobius 1st Co., Ltd.	End of payment guarantee contract
Able iFood Co., Ltd.	End of payment guarantee contract
JOSH Bujeon 1st Co., Ltd.	End of payment guarantee contract
Able Hagunri 1st Co., Ltd.	End of payment guarantee contract
Yeoksam The Gallery KB 1st Co., Ltd.	End of payment guarantee contract
KB Echo 1st Co., Ltd.	End of payment guarantee contract
GDIC 1st Co., Ltd.	End of payment guarantee contract
Newstar Ds 1st Co., Ltd.	End of payment guarantee contract
KB Baegun 1st Co., Ltd.	End of payment guarantee contract
Able Yucheon 1st Co., Ltd.	End of payment guarantee contract
HJ Galaxy 1st Co., Ltd.	End of payment guarantee contract
HJ Galaxy 2nd Co., Ltd.	End of payment guarantee contract
KB Star Galaxy Towers REIT	Disposal
Star Galaxy GP SRL	Disposal
Star Galaxy S.Comm	Disposal
Galaxy properties SA	Disposal
GVA Europe Real Estate Investment Trust No.2	Disposal
DGB General Private Real Estate Investment Trust No.8	Disposal
LB UK Private Real Estate Investment Trust No.18	Disposal
LB UK Private Real Estate Investment Trust No.19	Disposal
Hillswood Finco Ltd.	Disposal
Hillswood Holdings Ltd.	Disposal
Hillswood Holding Property Unit Trust	Disposal
Hillswood Property Unit Trust	Disposal
Able Sungsoo 1st Co., Ltd.	End of payment guarantee contract
KB Wise Star Real Estate Feeder Fund 2	Disposal
KB Wise Star Jongno Tower Real Estate Master Fund	Disposal
KB Infra 1st Co., Ltd.	End of payment guarantee contract
Newstar Everyday 1st Co., Ltd.	End of payment guarantee contract
KB Illite 1st. Co., Ltd.	End of payment guarantee contract
SJ Jongno 1st Co., Ltd.	End of payment guarantee contract
Newstar Ds 2nd Co., Ltd	End of payment guarantee contract
Able Gamsam 1st Co., Ltd.	End of payment guarantee contract
Alpha Spain Real Estate Private Investment Trust 1	Disposal
KB UK Center 1st Co., Ltd.	End of payment guarantee contract
KB Infra 3rd Co., Ltd.	End of payment guarantee contract

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Certain financial assets and liabilities (including derivatives instruments), certain classes of property, plant and equipment and investment properties measured at fair value

•	Assets held for sale measured at fair value less costs to sell, and

•	Defined benefit plans

•	Plan assets measured at fair value

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2 Changes in Accounting Policy and Disclosures

2.2.1 New and amended standards adopted by the Group

The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS No. 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No. 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. These amendments do not have a significant impact on the consolidated financial statements.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

•	Amendments to Korean IFRS No. 1016 Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. These amendments do not have a significant impact on the consolidated financial statements.

2.2.2 The following amended standards have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements— Disclosure of gain or losses on valuation of financial liabilities subject to exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2.3 Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS No.1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The Group applies the book-value method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the consolidated financial statements of the ultimate parent entity. In addition, the difference between the sum of consolidated book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Intergroup transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Associates

Associates are entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

If there is objective evidence of impairment for the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

If an associate uses accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

(c)	Joint Arrangements

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint-venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of the Group are measured using the currency of the primary economic environment in which the Group operates (“the functional currency”). The financial statements are presented in Korean won, which is the Group’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of hedge of net investments in foreign operations, or are attributable to monetary part of the net investment in a foreign operation.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5 Recognition and Measurement of Financial Instruments

2.5.1 Classification

The Group classifies financial assets as follows.

•	Those to be measured at fair value (through profit or loss or other comprehensive income)

•	Those to be measured at amortised cost

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of non-designated equity investment are recognized in profit or loss.

2.5.2 Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

2.5.2.1 Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

(a)	Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(b)	Fair value through other comprehensive income

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘gain or loss on foreign currency transaction’ and impairment losses are presented in ‘loss on valuation and disposal of financial instrument’.

(c)	Fair value through profit or loss

Assets that do not meet the criteria for amortised cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘gain or loss on valuation and disposal of financial instrument’ in the year in which it arises.

2.5.2.2 Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘gain or loss on valuation and disposal of financial instrument’ in the statement of profit or loss. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

2.5.3 Impairment

The Group assesses on a forward-looking basis expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Group uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

The Group determines whether the credit risk has increased significantly since initial recognition using the following information. One or more of the following items is deemed significant increase in credit risk.

•	More than 30 days past due;

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	Decline in ratings below certain level in the early warning system;

Under simplified approach, the Group shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The Group generally deems one or more of the following items credit-impaired:

•	90 days or more past due;

•	Legal proceedings related to collection;

•	Refinancing;

•	Corporate borrowers that are rated C or D;

•	Debt restructuring.

2.5.3.1 Forward-looking information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Group assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward-looking information used in calculation of expected credit loss is derived after comprehensive consideration of a variety of factors including scenario in management planning, risk situation scenario for stress test, third party forecast, and others.

2.5.3.2 Measuring expected credit losses on financial assets at amortised cost

The amount of the loss on financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

•	Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Group uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

•	Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’ (PD) on a company of assets and ‘loss given default’ (LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

2.5.3.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortised cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

2.5.4 Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The Group classified the financial liability as “borrowings” in the statement of financial position.

The Group writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Group considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations.

2.5.5 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.6 Financial Liabilities

2.6.1 Classification and Measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortised cost and present as ‘deposits liabilities’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

2.6.2 Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or canceled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designated the financial liabilities at fair value through profit or loss is the structured financial liabilities contain of embedded derivatives issued by the Group.

The changes in fair value of financial liabilities at FVTPL due to the change of credit risk is recognized as other comprehensive income(instead of profit and loss) and this other comprehensive income can not be transferred to profit and loss in subsequent events.

2.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as stock options, stock swaps, interest rate swaps and others for trading purposes or sale and issue of derivative combined securities. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The changes of the fair value of derivatives financial instruments held for trading are recognized in profit or loss as ‘gain or loss on valuation and disposal of financial instrument’.

Fair value of derivative instrument traded in active market is a quoted price. In case of fair value of relatively simple derivative instruments such as options, interest rate or currency swaps and others is calculated using one or more valuation techniques like cash flow discount model, option pricing model which is based on observable data and appropriate considering the nature of objects.

Also, fair value of more complex derivative instrument is calculated using valuation techniques based on unobservable data in market is periodically reviewed and approved its accuracy.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.7.1 Day 1 Profit and Loss

Accordance with Korean IFRS, if there is no available price from active market and if the Group uses a valuation technique that uses data using unobservable valuation parameters from market for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight line method over the life of the financial instruments.

2.7.2 Credit risk adjustments

In case of exchange-traded derivative instrument, credit risk is not reflected on the fair value because exchange-traded derivative instrument is traded in public exchange, and it is not available to identify certain counterparties. Fair value of OTC derivative instrument only reflects credit risk.

2.7.3 Hedge accounting

The accounting treatment of changes of fair value for the derivatives are varied as the character of hedging items and the purpose of hedging. The Group holds derivative contracts for the purpose of hedging the risk and the Group designates certain derivatives as hedging instruments to hedge the risk as follows.

(a)	Fair value hedge : a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment

(b)

Cash flow hedge : a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability or a highly probable forecast transaction

(c)	Hedge of net investments in foreign operations

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The fair value of derivatives for hedge is disclosed in note 37.

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is fully amortised to profit or loss by the maturity of the financial instrument using the effective interest method.

The accounting treatments of hedge of net investments in foreign operations are similar to the one of cash flow hedge.

If hedging instruments qualify for a hedge of net investments in foreign operations, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.8 Property and Equipment

All property and equipment except for land are recognized at its cost less any accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land is measured at fair value on the basis of the valuation performed by an independent valuer. Revaluations are made with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.

If an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and the amount net of deferred tax is accumulated in equity under the heading of revaluation surplus after netting deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. If an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The decrease recognized in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus. The revaluation surplus included in equity in respect of an item of property and equipment is transferred directly to retained earnings when the asset is derecognized.

Depreciation of all property and equipment, except for land, is calculated using the following method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Property and equipment	Estimated useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and equipment	4 years	Straight-line method
Other	4 years	Straight-line method
Right-of-use assets	1~10 years (initial date of the contract entered into ~ maturity date)	Straight-line method

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if needed, the changes are accounted for as a change in an accounting estimate.

2.9 Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives of 40 years.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, comprise software and membership rights, and are amortised using the straight-line method with no residual value over following estimated useful economic life since the asset is available for use. However, goodwill and membership rights are not amortised by considering their useful life as indefinite, because there is no expectable limit to period for use.

Intangible assets	Estimated useful lives	Amortization method
Development costs	4 years	Straight-line method
Software	4 years	Straight-line method

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at the end of each financial year. The management reviews the useful life of intangible assets that is not being amortised each period to determine whether events and circumstances continue to support an indefinite useful life. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

2.11 Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12 Lease

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

The Group should assess whether a contract is, or contains a lease at the date of the contract entered into and the initial application date under Korean IFRS No.1116. But the Group may elect not to reassess whether a contract is, or contains a lease for the contract entered into before the transition date by applying practical expedient permitted by Korean IFRS No.1116. The Group has gone through all the contract to assess whether the contract is, or contains, a lease at the contract entered into after the date of initial application.

A lessee is required to recognize a right-of-use assets (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate can not be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, the Group (seller-lessee) is required to applying the Korean IFRS No.1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Group shall not reassess sale and leaseback transactions entered into before the date of initial application.

Large number of lease contracts held by the Group have extension option and termination option. These conditions are generally used for the maximizing the flexibility of lease operation in a view of managing the contracts. Extension option or termination option included in the lease contracts are generally owned by the Group, not lessor. The Group re-evaluated the lease term of the lease contracts by taking into account the contract type, operation plan for branch offices, and costs related to lease termination . As a result, no significant change in the existing lease term has occurred.

2.13 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.14 Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	Loss allowance in accordance with Korean IFRS No.1109, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of Korean IFRS No.1115, ‘Revenue from Contracts with Customers’

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.15 Revenue Recognition

The Group recognizes revenues in accordance with the following five-step revenue recognition standard (Korean IFRS No.1115 Revenue from Contracts with Customers).

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

2.16 Employee Benefits

2.16.1 Retirement benefit liabilities: Defined benefit plans and Defined contribution plans

The Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service. A defined benefit plan is a pension plan that is not a defined contribution plan.

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

2.16.2 Short-term employee benefits

Short-term employee benefits, which are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service, are recognized in profit or loss at the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

2.16.3 Share-based payment

The Group is under share-based payment arrangements that grant shares to the executives of the Group. When the arrangements are exercised, the Group provides share or cash equal to the monetary value of the share.

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

2.17 Income Tax Expenses

Income tax expense comprises current income tax and deferred income tax and are recognized in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

2.17.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends to settle on a net basis.

2.17.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference, will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current income tax and deferred income tax are included in the calculation of income tax expense. Income taxes related to prior period are included in current income tax.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Deferred income taxes, recognized directly in equity or arisen from business combination, are directly deducted from equity or goodwill.

2.18 Operating Segment Reporting

Operating segments are components of the Group, about which separate internal reporting information is evaluated regularly by the chief operating decision makers including board of directors in deciding how to allocate resources and to assess performance. Each segment is a strategic business unit that offers different products and services, and is managed separately because each business has different risks and opportunities, different technology required and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

2.19 Other Receivables and Payables Related to Brokerage Transactions

Regarding customer brokerage transactions, the Group recognizes the receivable from and payable to the Korea Exchange (Clearing and settlement organization) and customers in total amounts, which the Group recognizes as other financial assets and other financial liabilities. The Group offsets the receivable and payable that arise between Korea Exchange and the Group within the same day, and that arise between a customer and the Group within the same day and through the same account.

2.20 Business Combinations

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group applies the book-value method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the consolidated financial statements of the ultimate parent entity. In addition, the difference between the sum of book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

2.21 Approval of Issuance of the Financial Statements

The issuance of the December 31, 2022 consolidated financial statements of the Group was approved by the Board of Directors on March 6, 2023, which is subject to change with approval at the annual shareholder’s meeting.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

3.1 Income taxes

The Group recorded, based on its best estimate, current taxes and deferred taxes that the Group will be liable in the future for the operating results at the end of the reporting period. However, the final tax outcome in the future may be different from the amounts that were initially recorded. Such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

If certain portion of the taxable income is not used for investments or increase in wages in accordance with the Special Taxation for Facilitation of Investment and Mutually-Beneficial Cooperation, the Group is liable to pay additional income tax calculated based on the tax law. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the tax law. As the Group’s income tax is dependent on the investments and increase in wages, there exists uncertainty with regard to measuring the final tax effects.

3.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in Note 2.5, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

3.3 Impairment of financial assets

In accordance of Korean IFRS No.1109, the provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period (Note 2.5).

3.4 Measurement of defined benefit obligation

The present value of the defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The Group determines the appropriate discount rate at the end of the reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the pension benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Other key assumptions for defined benefit liability are based in part on current market conditions.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4. Segment Information

4.1 Types of services from which each reportable segment derives its revenues

Management of the Group decides operating segment based on the information, which is to be reported to the Group’s chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment. The Group’s operating segments consist of brokerage and wealth management, investment banking, trading and other business.

In accordance with Korean IFRS No.1108, reporting segments of the Group by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and wealth management	Sales and services relating to wealth management and brokerage provided to individuals, corporations and institutional investors

Investment banking	Underwriting and advisory services related to bond issuance, structured finance, initial public offering, and mergers and acquisition

Trading	Trading of securities and derivatives, and proprietary trading

Others	Other services and support services

4.2 Revenue and income of segment reporting

Financial information by operating segment for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)
	2022
	Operating income	Operating expense	Operating profit (loss)	Non-operating income(expense)	Income tax expense(income)	Profit(loss) for the year
Brokerage and wealth management	2,408,296,357	2,259,020,997	149,275,360	(19,539,482)	3,876,679	125,859,199
Investment banking	1,002,087,699	868,341,524	133,746,175	70,922,603	(424,484)	205,093,262
Trading	10,665,451,383	10,786,517,633	(121,066,250)	2,688,303	—	(118,377,947)
Others[1]	194,187,118	111,147,155	83,039,963	(36,739,819)	64,046,996	(17,746,852)

	14,270,022,557	14,025,027,309	244,995,248	17,331,605	67,499,191	194,827,662

[1] All income tax expenses are allocated to the others segment, due to the difficulty of reasonable allocation.
(in thousands of Korean won)
	2021
	Operating income	Operating expense	Operating profit	Non-operating income(expense)	Income tax expense	Profit(loss) for the year
Brokerage and wealth management	1,876,590,453	1,526,877,616	349,712,837	(4,282,084)	3,238,863	342,191,890
Investment banking	670,323,268	389,625,460	280,697,808	32,438,352	3,894,106	309,242,054
Trading	5,813,364,712	5,733,921,862	79,442,850	(9,527,949)	13,481	69,901,420
Others[1]	189,272,066	77,851,248	111,420,818	(21,858,988)	210,605,778	(121,043,948)

	8,549,550,499	7,728,276,186	821,274,313	(3,230,669)	217,752,228	600,291,416

[1]	All income tax expenses are allocated to the others segment, due to the difficulty of reasonable allocation.

The above reported operating income is generated from external customers and inter-segment transactions, and expense includes expenses that can be directly attributed or reasonably allocated to each segment including internal interests. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

4.3 Assets and liabilities of segments

Total assets and liabilities by each segment as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Total assets	Total liabilities
Brokerage and wealth management	8,033,999,999	6,815,076,741
Investment banking	4,906,240,013	2,289,794,909
Trading	24,196,618,231	18,931,136,515
Others	16,680,551,089	19,912,610,608

	53,817,409,332	47,948,618,773

	2021
(in thousands of Korean won)	Total assets	Total liabilities
Brokerage and wealth management	7,301,547,473	8,598,279,396
Investment banking	4,001,269,431	1,710,091,571
Trading	29,113,741,003	20,800,704,765
Others	15,014,237,509	18,886,164,067

	55,430,795,416	49,995,239,799

4.4 Information on principal customers

No single customer contributed 10% or more to the Group’s revenue for the years ended December 31, 2022 and 2021.

5. Cash and Deposits

The details of cash and deposits as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Cash and cash equivalents
Cash on hand	14,217	173
Cash in foreign currency	120,717	—
Demand deposits	736,305,237	149,590,806
Checking deposit	12,052,931	2,000,976
Foreign currency deposits	365,559,515	504,695,901
Certificates of deposit	39,298,100	8,298,500
MMDA	86,530,578	9,712,212
Accommodation notes	4,747,856	1,555,452

	1,244,629,151	675,854,020

Deposits
Deposits for securities subscription	1,007,522	—
Reserve for claims of customers’ deposits	457,235,271	351,745,802
Guarantee deposits for securities lending and borrowing	120,336,120	95,528,832
Deposits for exchange-traded derivatives	1,139,399,469	821,697,818
Guarantee deposits for KSFC trading	2,513,154	2,114,517
Long-term deposits	602,713,044	1,088,255,761
Restricted due from financial institutes	42,500	39,000
Others	970,345,187	799,445,549
Allowances for credit losses of deposits	(645,224)	(632,624)

	3,292,947,043	3,158,194,655

	4,537,576,194	3,834,048,675

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Restricted deposits as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Deposits for securities subscription [1]	1,007,522	—
Reserve for claims of customers’ deposits [2]	457,235,271	351,745,802
Guarantee deposits for securities lending and borrowing [3]	120,336,120	95,528,832
Deposits for exchange-traded derivatives [4]	1,139,399,469	821,697,818
Guarantee deposits for KSFC trading [5]	2,513,154	2,114,517
Long-term deposits [6]	569,000,000	778,799,807
Restricted due from financial institutes [7]	42,500	39,000
Others [8]	970,345,187	799,445,549

	3,259,879,223	2,849,371,325

[1]

Subscription deposits are subscription margin of investors and the Group that are separately deposited at Korea Securities Finance Corporation(KSFC) or other relevant financial institutions until due date for payment for the subscription of the newly issued or sold securities in accordance with the provisions of Article 4-44 of the Regulation on Financial Investment Business.

[2]

The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

[3]	Deposited in Korea Securities Depository to guarantee for securities lending and borrowing.
[4]	The deposits for exchange-traded derivatives that the investors and the Group pay for foreign futures option trading to KEB Hana Bank and Forex Dealer Member.
[5]	In the case of an investor’s loan transaction, a certain portion of the price of securities sold is deposited at KSFC as margin.
[6]	Pledged deposits provided for securities lending and borrowing, repurchase agreements between institutions and retail payment through investment & securities companies are included.
[7]	Guarantee deposits for checking accounts
[8]	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.

Changes in allowances for credit losses of deposits for the years ended December 31, 2022 and 2021, are as follows:

	2022
	12-month expected credit losses	Lifetime expected credit losses
(in thousands of Korean won)		Non-Impaired	Impaired
Beginning	632,624	—	—
Provision	12,598	—	—
Others (foreign exchange and etc.)	2	—	—

	645,224	—	—

	2021
	12-month expected credit losses	Lifetime expected credit losses
(in thousands of Korean won)		Non-Impaired	Impaired
Beginning	739,569	—	—
Reversal of provision	(105,375)	—	—
Others (foreign exchange and etc.)	(1,570)	—	—

	632,624	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6. Financial Instruments at FVTPL

The details of financial instruments at FVTPL as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Financial Assets at FVTPL		Financial Liabilities at FVTPL
	2022	2021	2022	2021
Financial assets required to be mandatorily measured at FVTPL	29,549,677,944	34,182,334,301	2,082,979,265	2,825,922,918
Financial assets designated at FVTPL	—	—	10,088,600,213	9,160,923,652

	29,549,677,944	34,182,334,301	12,171,579,478	11,986,846,570

6.1 Financial assets required to be mandatorily measured at FVTPL

The details of financial assets required to be mandatorily measured at FVTPL as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Deposits
Reserve for claims of customers’ deposits (trust) [1]	4,531,756,555	5,704,580,963
Equity instruments
Stocks	676,021,174	498,608,397
Debt instruments
Government and local government bonds	4,092,627,487	5,292,775,017
Special bonds	1,793,814,905	2,498,873,337
Corporate bonds	4,093,880,890	8,318,369,010
Corporate commercial papers	5,196,584,584	4,170,294,875
Asset-backed short-term bonds	2,345,571,118	1,490,591,859
Hybrid bond with security-like features	229,833,526	110,295,800
Investment in partnerships	440,156,234	334,361,963
Collective investment securities	3,563,298,865	2,846,352,569
Hybrid stock with bond-like features	148,375,859	134,027,729
Loans
Privately placed bonds	42,604,988	173,459,362
Loan receivables	1,884,215	1,907,034
Derivative linked securities
Equity-linked securities	31,899,039	41,493,507
Other derivative linked securities	331,528,412	139,326,096
Other OTC derivative combined contract	236,574,425	114,887,471
Securities in foreign currency
Stocks in foreign currency	42,399,169	14,529,061
Bonds in foreign currency	788,520,400	1,352,049,465
Investment in partnerships in foreign currency	43,983,023	25,840,354
Collective investment securities in foreign currency	229,349,884	260,551,771
Collective fund for default loss	82,667,524	73,273,475
Hybrid bonds	606,272,079	585,355,259
Exchange traded notes	73,589	529,927

	29,549,677,944	34,182,334,301

[1]

The reserve for claims of customers’ deposits is restricted to use because this reserve is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act. Among the reserve for claims of customers’ deposits deposited in a form of trust in KSFC, beneficiaries amount to ~~W~~98,000 million are provided as a collateral for the payment to Kookmin Bank which is an agent bank of payment, in accordance with Article 72 Clause 3 of the Financial Investment Services and Capital Markets Act.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of securities sold which are classified as financial liabilities at FVTPL as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Equity Securities
Stocks	428,935,822	509,897,766
Collective investment securities	2,268,236	3,056,061
Debt Securities
Government and local government bonds	1,651,775,207	2,282,891,241
Special bonds	—	30,077,850

	2,082,979,265	2,825,922,918

The details of financial assets pledged as collateral as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Description	2022	2021	Security right holder
Financial assets at FVTPL	Guarantee deposits for lending and borrowing securities and bonds	7,063,541,100	9,294,924,447	Korea Securities Depository, etc.
	Margin required and guarantee deposits for derivatives trading	1,129,757,669	955,030,966	Korea Stock Exchange, etc.
	Guarantee deposits for clearing fund	1,458,725	1,653,330	Korea Securities Depository
	Guarantee deposits for reverse repurchase agreements	3,724,891,983	8,422,134,434	Customer, Institution
Financial assets at FVOCI	Guarantee deposits for lending and borrowing securities and bond	1,592,460,037	1,523,592,569	Korea Securities Depository, etc.
	Guarantee deposits for derivatives trading	136,701,325	—	Hana Securities Co., Ltd., etc.
	Guarantee deposits for reverse repurchase agreements	2,234,882,535	1,990,336,464	Customer, Institution
Other Financial Assets	Guarantee deposits for lending and borrowing securities and bonds	47,850,000	—	KSFC

		15,931,543,374	22,187,672,210

(*)	As at December 31, 2022 and 2021, the accrued interests related to debt securities provided as collateral of ~~W~~ 228,578 million and ~~W~~ 279,423 million, respectively, are excluded.

The Group provides ~~W~~ 4,986,339 million and ~~W~~ 6,165,555 million of its borrowing securities held as collateral to KSFC and others as at December 31, 2022 and 2021, respectively.

As at December 31, 2022 and 2021, the fair values of collaterals sold or repledged as collateral regardless of default are as follows:

(in thousands of Korean won)	Securities
	2022	2021
Fair value of collateral held	771,983,450	488,172,002

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

6.2 Financial liabilities designated at FVTPL

The details of financial liabilities designated at FVTPL as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)
	2022	2021

Derivative linked securities
Equity-linked securities	6,804,836,388	6,252,543,366
Other derivative linked securities	1,636,774,811	1,972,278,390
Other OTC derivative combined contract	1,611,301,701	899,164,069
Exchange traded notes	35,687,313	36,937,827

	10,088,600,213	9,160,923,652

The differences between the contractual value to be paid at maturity and the carrying amount of financial liabilities at FVTPL as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021

Contractual value to be paid at maturity	9,973,339,575	8,957,601,834
Carrying amount	10,088,600,213	9,160,923,652

Differences	(115,260,638)	(203,321,818)

Accumulated changes in fair value of financial liabilities at FVTPL due to the change of credit risk as at December 31, 2022 and 2021, are as follows:

	Other comprehensive income recognized from changes of fair value due to the change of credit risk (before tax) [1]
(in thousands of Korean won)	2022	2021
Beginning of the year	(3,070,045)	15,846,655
Change of fair value	(52,822,291)	(18,916,700)

End of the year	(55,892,336)	(3,070,045)

[1]	The Group assessed OCI based on the probability of default corresponding to the Group’s credit rating and loss given default. The amount is before tax.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

7. Derivatives and Hedge Accounting

Derivatives owned by the Group as at December 31, 2022 and 2021, are as follows:

	2022
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	765,348	—	256,477	2,343,711,058
Equity:
Futures	—	37,455,359	—	89,623,607	1,805,532,521
Purchase options	—	58,416,888	—	—	1,642,156,435
Written options		—		330,682,246	2,408,934,407
Currency:
Futures	—	36,107	—	2,364,335	363,267,744
Goods:
Futures	—	1,969,714	—	940,729	28,576,813

	—	98,643,416	—	423,867,394	8,592,178,978

OTC derivatives
Interest rate:
Forwards	—	699,505,103	—	585,959,569	9,274,000,000
Swaps	—	103,770,321	—	262,238,369	139,330,656,724
Options	—	8,032,470	—	8,906,536	830,000,000
Currency:
Forwards	—	242,992,102	11,193,570	162,136,418	9,375,928,575
Swaps	—	17,764,588	422,620	14,626,867	726,824,375
Options	—	21,446,632	—	438,473	595,631,000
Equity:
Swaps	—	377,840,090	—	492,274,693	6,649,734,899
Purchase options	—	107,414,599	—	—	1,446,151,498
Written options	—	—	—	28,591,489	1,747,432,558
Credit:
Swaps	—	32,859,630	—	17,468,307	3,006,113,907
Goods
Options	—	887,437	—	885,284	131,500,117
Others:
Swaps	—	13,153,870	—	313,466,501	909,001,211

	—	1,625,666,842	11,616,190	1,886,992,506	174,022,974,864

	—	1,724,310,258	11,616,190	2,310,859,900	182,615,153,842

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	1,903,458	—	2,464,302	4,616,641,898
Equity:
Futures	—	14,338,186	—	6,529,579	1,585,281,541
Purchase options	—	51,905,242	—	—	1,412,231,541
Written options	—	—	—	188,099,589	2,423,244,090
Currency:
Futures	—	464,226	—	877,434	359,457,571
Goods:
Futures	—	42,891	—	81,769	6,370,216

	—	68,654,003	—	198,052,673	10,403,226,857

OTC derivatives
Interest rate:
Forwards	—	125,452,803	—	136,232,672	3,684,000,000
Swaps	—	55,032,397	—	79,573,686	135,999,784,725
Options	—	5,121,493	—	4,809,190	1,010,000,000
Currency:
Forwards	—	147,949,552	16,338,320	115,995,239	13,696,294,964
Swaps	—	6,900,127	915,127	12,190,618	512,493,576
Options	—	2,400,866	—	—	165,970,000
Equity:
Swaps	—	322,887,583	—	132,618,848	5,207,198,079
Purchase options	—	43,280,731	—	—	1,748,428,964
Written options	—	—	—	53,270,931	2,024,447,957
Credit:
Swaps	—	18,979,327	—	7,408,651	2,588,958,733
Others:
Swaps	—	20,859,425	—	117,235,787	1,601,240,180

	—	748,864,304	17,253,447	659,335,622	168,238,817,178

	—	817,518,307	17,253,447	857,388,295	178,642,044,035

The Group entered into the derivative contracts for hedging fair value change of the foreign exchanges and hedge of net investments in foreign operations accounting for foreign currency risk of a foreign operation.

Gain or loss on hedge of net investments in foreign operations for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Gain(loss) on the hedging instrument	(16,003,726)	(18,044,880)
Effective portion of changes in fair value of hedging (other comprehensive income)	(16,003,726)	(18,044,880)
Ineffective portion of changes in fair value of hedging (profit or loss)	—	—

The effective portion of changes in fair value of hedge of net investments in foreign operations recognized as other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Other comprehensive income	(16,003,726)	(18,044,880)
Reclassification form other comprehensive income to net income	8,429,967	—
Tax effect	1,823,373	4,962,342

Other comprehensive income-net of tax	(5,750,386)	(13,082,538)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The average price condition for the nominal future cash flow related to hedge of net investments in foreign operations as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022
	The nominal amount of the hedging instrument	Average price condition(KRW/USD, Korean won)	Average price condition(KRW/GBP, Korean won)	Average price condition(KRW/EUR, Korean won)
1 year	79,875,690	1,071.00	—	1,312.78
2 year	27,498,060	—	1,465.26	—
3 year	—	—	—	—
Over 3 year	204,035,300	1,178.92	—	—

	311,409,050	1,152.84	1,465.26	1,312.78

(in thousands of Korean won)	2021
	The nominal amount of the hedging instrument	Average price condition(KRW/USD, Korean won)	Average price condition(KRW/GBP, Korean won)	Average price condition(KRW/EUR, Korean won)
1 year	257,606,000	1,113.44	1,465.26	—
2 year	14,765,740	—	—	1,312.78
3 year	22,705,493	—	1,558.67	—
Over 3 year	100,767,500	1,172.73	—	—

	395,844,733	1,131.56	1,506.43	1,312.78

8. Financial Assets at FVOCI

The details of financial assets at FVOCI as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Equity instruments
Stocks [1]	420,330,275	365,576,095
Investment in partnerships	1,200,000	1,200,000
Other	264,586,560	78,876,642
Debt instruments
Government and local government bonds	5,025,406	20,989,065
Special bonds	690,761,850	549,741,426
Corporate bonds	3,194,758,699	2,698,701,899
Securities in foreign currency
Debt instruments	222,182,668	123,213,103
Investment in partnerships	1,708,780	1,579,576

	4,800,554,238	3,839,877,806

[1]	Equity investment on Korea Stock Exchange and other relative institutions

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Changes in gains and losses on valuation of financial assets at FVOCI (before tax) for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / Transfer	Ending balance
Stocks	318,760,788	54,754,180	—	373,514,968
Government and local government bonds	1,768	(194,598)	(3,010)	(195,840)
Special bonds	(3,852,333)	(746,312)	1,944,438	(2,654,207)
Corporate bonds	(14,256,566)	(15,405,862)	6,104,383	(23,558,045)
Securities in foreign currency	(915,931)	(5,390,112)	141,511	(6,164,532)
Other Securities in Won currency	(1,125,111)	(21,775,311)	—	(22,900,422)

	298,612,615	11,241,985	8,187,322	318,041,922

[1]	Provision for credit loss of debt instruments at FVOCI of ~~W~~ 2 million and reversal of provision for credit loss of debt instruments at FVOCI of ~~W~~ 477 million are excluded.

	2021
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / Transfer	Ending balance
Stocks	278,961,566	39,799,222	—	318,760,788
Government and local government bonds	(44,428)	1,768	44,428	1,768
Special bonds	107,785	(3,839,248)	(120,870)	(3,852,333)
Corporate bonds	3,046,331	(16,055,846)	(1,247,051)	(14,256,566)
Securities in foreign currency	1,609,775	(1,083,912)	(1,441,794)	(915,931)
Other Securities in Won currency	356,906	(1,482,017)	—	(1,125,111)

	284,037,935	17,339,967	(2,765,287)	298,612,615

[1]	Provision for credit loss of debt instruments at FVOCI of ~~W~~ 598 million is excluded.

There are no equity investments at FVOCI derecognized for the year ended December 31, 2022.

The dividend income from equity investments at FVOCI for the years ended December 31, 2022 and 2021, are as follows;

	2022		2021
(in thousands of Korean won)	Derecognised	Held at the reporting period	Derecognised	Held at the reporting period
Equity investments at FVOCI
Non marketable securities	—	9,536,521	—	7,411,793
Other equity investments	—	8,493,303	—	2,668,697

The Group recognized provision for credit loss of debt instruments at FVOCI amount (before tax) to ~~W~~ 1,004 million and ~~W~~ 1,479 million, as at December 31, 2022 and 2021, respectively.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

9. Investments in Associates

Investments in associates as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)				Percentage of ownership (%)	2022			2021
	Location	Industry	Closing month		Acquisition cost	Net asset amount	Book amount	Acquisition cost	Net asset amount	Book amount
Wise Asset Management Co., Ltd. [1]	Korea	Asset Mgt.	—	33	4,629,876	—	—	4,629,876	—	—
KB Special Purpose Acquisition Company No.17 [2]	Korea	SPAC	—	—	—	—	—	500	955	955
KB Special Purpose Acquisition Company No.18 [2]	Korea	SPAC	—	—	—	—	—	1,000	1,955	1,955
KB Special Purpose Acquisition Company No.19 [2]	Korea	SPAC	—	—	—	—	—	1,000	1,906	1,906
KB Special Purpose Acquisition Company No.20 [2]	Korea	SPAC	—	—	—	—	—	1,000	1,913	1,913
KB Special Purpose Acquisition Company No.21 [2]	Korea	SPAC	November	0.13	10,000	20,053	20,053	—	—	—
KB Special Purpose Acquisition Company No.22 [2]	Korea	SPAC	November	0.19	10,000	19,767	19,767	—	—	—
KB Special Purpose Acquisition Company No.23 [2]	Korea	SPAC	November	0.08	5,000	10,060	10,060	—	—	—
KB Special Purpose Acquisition Company No.24 [2]	Korea	SPAC	November	1.67	25,000	57,197	57,197	—	—	—
KB New Paradigm Agriculture Venture Fund	Korea	Investment	December	25	2,100,000	2,976,845	2,976,845	2,725,000	2,940,867	2,940,867
KB KONEX Market Vitalization Fund	Korea	Investment	December	23.44	615,000	7,301,375	7,301,375	615,000	5,445,338	5,445,338
KB-KDBC New Technology Business Investment Fund	Korea	Investment	December	33.33	1,800,000	2,988,748	2,988,748	4,400,000	5,894,529	5,894,529
KBTS Technology Venture Private Equity Fund [2]	Korea	Investment	December	16	2,784,000	3,941,180	3,941,180	4,080,000	4,808,098	4,808,098
KB-SJ Tourism Venture Fund [2]	Korea	Investment	December	18.52	4,600,000	3,773,125	3,773,125	5,000,000	4,146,315	4,146,315
KB Shinjasanaubo Fund [2]	Korea	Investment	December	14.67	1,804,000	1,810,764	1,810,764	1,936,000	1,897,195	1,897,195
UNION Media Commerce Fund	Korea	Investment	December	28.99	1,000,000	956,728	956,728	1,000,000	958,907	958,907
KB-Brain KOSDAQ Scale-Up Fund [2]	Korea	Investment	December	15.96	4,950,000	6,675,432	6,675,432	9,750,000	11,125,821	11,125,821
KB SPROTT Renewable Private Equity Fund I [2]	Korea	Investment	December	7.69	3,682,135	3,374,650	3,374,650	1,182,775	954,286	954,286

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

KB-Stonebridge Secondary Private Equity Fund [2]	Korea	Investment	December	4.16	6,800,355	7,184,026	7,184,026	6,183,416	6,270,906	6,270,906
KB-SP Private Equity Fund IV [2]	Korea	Investment	December	14.95	6,100,000	1,892,224	1,892,224	6,100,000	5,627,717	5,627,717
KB-UTC Inno-Tech Venture Fund [2]	Korea	Investment	December	14.76	7,125,000	6,393,024	6,393,024	7,125,000	6,990,821	6,990,821
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [2]	Korea	Investment	December	6	5,003,207	6,276,963	6,276,963	6,696,000	7,626,992	7,626,992
Project Vanilla Co., Ltd.	Korea	System software development	—	—	—	—	—	2,450,000	525,344	525,344
December & Company Inc. [2]	Korea	System software development	December	16.73	30,000,000	3,735,016	16,028,831	30,000,000	9,053,043	21,388,370
KB Material and Parts No. 1 PEF [2]	Korea	Investment	December	14.47	3,400,000	3,320,637	3,320,637	3,400,000	3,342,698	3,342,698
KB Bio Private Equity Fund III Ltd.	Korea	Investment	—	—	—	—	—	10,000,000	9,950,054	9,950,054
KB Global Commerce Private Equity Investment Fund [2]	Korea	Investment	December	16.28	7,000,000	6,219,107	6,219,107	7,000,000	6,820,331	6,820,331
KB-KTB Technology Venture Fund [2]	Korea	Investment	December	18.18	6,000,000	5,806,248	5,806,248	2,000,000	1,983,162	1,983,162
KB Bio Global Expansion Private Equity Fund No.1	Korea	Investment	December	39.47	15,000,000	15,779,019	15,779,019	15,000,000	14,967,033	14,967,033
KB Digital Platform Fund [2]	Korea	Investment	December	16.67	9,500,000	9,055,919	9,055,919	4,500,000	4,499,746	4,499,746
KB-SOLIDUS Healthcare Investment Fund [2]	Korea	Investment	December	4.9	1,100,000	1,036,176	1,036,176	100,000	100,000	100,000
G Payment Joint Stock Company	Vietnam	Electronic payment & settlement agency	December	43.84	9,028,760	2,916,905	9,282,131	9,028,760	3,174,609	9,350,182
498 Seventh Owners LLC [3]	USA	Investment	—	—	—	—	—	166,851,037	—	—
KB-GeneN Medical Venture Fund 1	Korea	Investment	December	22.52	2,000,000	1,964,512	1,964,512	—	—	—
KB-BridgePole Venture Investment Fund [2]	Korea	Investment	December	6.3	850,000	834,741	834,741	—	—	—
KB-Kyobo New Mobility Power Fund	Korea	Investment	December	28.57	3,000,000	2,826,264	2,826,264	—	—	—
DA-Friend Investment Fund II	Korea	Investment	December	27.06	987,633	948,652	948,652	—	—	—
Cornerstone Pentastone IV Fund	Korea	Investment	December	21.52	817,742	792,174	792,174	—	—	—
SKS-VLP Fund No.2	Korea	Investment	December	23.11	1,155,560	1,121,399	1,121,399	—	—	—
JS Private Equity Fund III	Korea	Investment	December	20.48	1,700,000	1,664,180	1,664,180	—	—	—
Mirae Asset Mobility Investment Fund I	Korea	Investment	December	22.99	2,000,000	1,979,241	1,979,241	—	—	—
KB-FT 1st Green Growth Investment Fund [2]	Korea	Investment	December	10.34	2,000,000	1,969,650	1,969,650	—	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

THE CHAEUL FUND NO.1 (former SKS IB NEW M&T FUND NO.1)	Korea	Investment	December	31.25	1,000,000	989,491	989,491	-	-	-
POSITIVE Sobujang Venture Fund No.1	Korea	Investment	December	43.96	2,000,000	1,977,209	1,977,209	—	—	—
KB-NP Green ESG New Technology Venture Capital Fund [2]	Korea	Investment	December	11.59	3,740,000	3,617,183	3,617,183	—	—	—
Hisstory 2022 Fintech Fund	Korea	Investment	December	34.78	2,000,000	1,980,701	1,980,701	—	—	—
PEBBLES-MW M.C.E New Technology Investment Fund 1st	Korea	Investment	December	23.26	2,000,000	1,981,813	1,981,813	—	—	—
KB Star REIT	Korea	Investment	December	26.94	134,772,782	136,323,142	136,323,142	—	—	—
KB Bio Private Equity Investment Fund IV	Korea	Investment	December	24.19	7,500,000	7,492,209	7,492,209	—	—	—
Nextrade Co., Ltd. [2]	Korea	Investment	December	6.64	9,700,000	9,700,000	9,700,000	—	—	—

					222,046,568	281,683,749	300,342,790	311,756,364	119,110,541	137,621,441

[1]

The Group recognized the entire book amount as a loss before the year ended December 31, 2020, as a big loss was expected. Disposal of securities are restricted due to stock lock-up requirements as at December 31, 2022.

[2]	Although the ownership of the Group is less than 20%, these are included as associates, since the Group has a significant influence over investee’s policy and operations.
[3]	This investment was reclassified to disposal group held for sale as at December 31, 2021

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Changes in investments in associates for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022
	Beginning balance	Acquisition	Dividends	Disposal	Re- classification	Changes in equity of associates	Profit (loss) of associates	Ending balance
KB Special Purpose Acquisition Company No.17	955	—	—	(955)	—	—	—	—
KB Special Purpose Acquisition Company No.18	1,955	—	—	(1,955)	—	—	—	—
KB Special Purpose Acquisition Company No.19	1,906	—	—	(1,906)	—	—	—	—
KB Special Purpose Acquisition Company No.20	1,913	—	—	(1,913)	—	—	—	—
KB Special Purpose Acquisition Company No.21	—	10,000	—	(9,379)	—	19,915	(483)	20,053
KB Special Purpose Acquisition Company No.22	—	10,000	—	(7,909)	—	19,361	(1,685)	19,767
KB Special Purpose Acquisition Company No.23	—	5,000	—	(4,265)	—	9,962	(637)	10,060
KB Special Purpose Acquisition Company No.24	—	25,000	—	—	—	32,388	(191)	57,197
KB New Paradigm Agriculture Venture Fund	2,940,867	—	—	(625,000)	—	—	660,978	2,976,845
KB KONEX Market Vitalization Fund	5,445,338	—	—	—	—	—	1,856,037	7,301,375
KB-KDBC New Technology Business Investment Fund	5,894,529	—	—	(2,600,000)	—	—	(305,781)	2,988,748
KBTS Technology Venture Private Equity Fund	4,808,098	—	—	(1,296,000)	—	—	429,082	3,941,180
KB-SJ Tourism Venture Fund	4,146,315	—	—	(400,000)	—	—	26,810	3,773,125
KB Shinjasanaubo Fund	1,897,195	—	—	(132,000)	—	—	45,569	1,810,764
UNION Media Commerce Fund	958,907	—	—	—	—	—	(2,179)	956,728

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

KB-Brain KOSDAQ Scale-Up Fund	11,125,821	—	—	(4,800,000)	—	—	349,611	6,675,432
KB SPROTT Renewable Private Equity Fund I	954,286	2,499,360	—	—	—	—	(78,996)	3,374,650
KB-Stonebridge Secondary Private Equity Fund	6,270,906	1,248,439	(573,020)	(631,500)	—	—	869,201	7,184,026
KB-SP Private Equity Fund IV	5,627,717	—	—	—	—	—	(3,735,493)	1,892,224
KB-UTC Inno-Tech Venture Fund	6,990,821	—	—	—	—	—	(597,797)	6,393,024
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	7,626,992	660,000	—	(2,352,793)	—	—	342,764	6,276,963
Project Vanilla Co., Ltd.	525,344	—	—	(525,344)	—	—	—	—
December & Company Inc.	21,388,370	—	—	(49,239)	—	42,904	(5,353,204)	16,028,831
KB Material and Parts No. 1 PEF	3,342,698	—	(34,000)	—	—	—	11,939	3,320,637
KB Bio Private Equity Fund III Ltd.	9,950,054	—	(6,027,919)	(3,922,135)	—	—	—	—
KB Global Commerce Private Equity Investment Fund	6,820,331	—	—	—	—	—	(601,224)	6,219,107
KB-KTB Technology Venture Fund	1,983,162	4,000,000	—	—	—	—	(176,914)	5,806,248
KB Bio Global Expansion Private Equity Fund No.1	14,967,033	—	—	—	—	—	811,986	15,779,019
KB Digital Platform Fund	4,499,746	5,000,000	—	—	—	—	(443,827)	9,055,919
KB-SOLIDUS Healthcare Investment Fund	100,000	1,000,000	—	—	—	—	(63,824)	1,036,176
G Payment Joint Stock Company	9,350,182	—	—	—	—	296,406	(364,457)	9,282,131
KB-GeneN Medical Venture Fund 1	—	2,000,000	—	—	—	—	(35,488)	1,964,512
KB-BridgePole Venture Investment Fund	—	850,000	—	—	—	—	(15,259)	834,741
KB-Kyobo New Mobility Power Fund	—	3,000,000	—	—	—	—	(173,736)	2,826,264
Apollo REIT PropCo LLC	—	19,968,049	—	(19,968,049)	—	—	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

DA-Friend Investment Fund II [1]	—	—	—	—	987,633	—	(38,981)	948,652
Cornerstone Pentastone IV Fund [1]	—	—	—	—	817,742	—	(25,568)	792,174
SKS-VLP Fund No.2 [1]	—	—	—	—	1,155,560	—	(34,161)	1,121,399
JS Private Equity Fund III	—	1,700,000	—	—	—	—	(35,820)	1,664,180
Mirae Asset Mobility Investment Fund I	—	2,000,000	—	—	—	—	(20,759)	1,979,241
KB-FT 1st Green Growth Investment Fund	—	2,000,000	—	—	—	—	(30,350)	1,969,650
THE CHAEUL FUND NO.1 (former SKS IB NEW M&T FUND NO.1)	—	1,000,000	—	—	—	—	(10,509)	989,491
POSITIVE Sobujang Venture Fund No.1	—	2,000,000	—	—	—	—	(22,791)	1,977,209
Hisstory 2022 Fintech Fund	—	2,000,000	—	—	—	—	(19,299)	1,980,701
PEBBLES-MW M.C.E New Technology Investment Fund 1st	—	2,000,000	—	—	—	—	(18,187)	1,981,813
KB-NP Green ESG New Technology Venture Capital Fund	—	3,740,000	(89)	—	—	—	(122,728)	3,617,183
KB Star Galaxy REIT	—	134,772,782	—	—	—	(2,931,330)	4,481,690	136,323,142
KB Bio Private Equity Investment Fund IV	—	7,500,000	—	—	—	—	(7,791)	7,492,209
Nextrade Co., Ltd.	—	9,700,000	—	—	—	—	—	9,700,000

	137,621,441	208,688,630	(6,635,028)	(37,330,342)	2,960,935	(2,510,394)	(2,452,452)	300,342,790

[1]	This investment is reclassified from financial assets measured at FVTPL for the year ended December 31, 2022.

(in thousands of Korean won)	2021
	Beginning balance	Acquisition	Dividends	Disposal	Re- classification	Changes in equity of associates	Profit (loss) of associates	Ending balance
KB Special Purpose Acquisition Company No.17	959	—	—	—	—	(12)	8	955
KB Special Purpose Acquisition Company No.18	1,958	—	—	—	—	—	(3)	1,955
KB Special Purpose Acquisition Company No.19	1,914	—	—	—	—	—	(8)	1,906
KB Special Purpose Acquisition Company No.20	1,911	—	—	—	—	—	2	1,913
KB Private Equity Fund III	93,893	—	(80,872)	(13,021)	—	—	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Keystone-Hyundai Sec. No.1 Private Equity Fund	1,556,346	—	(511,575)	(1,044,771)	—	—	—	—
KB New Paradigm Agriculture Venture Fund	4,922,012	—	—	(2,275,000)	—	—	293,855	2,940,867
KB KONEX Market Vitalization Fund	9,745,342	—	—	(5,550,000)	—	—	1,249,996	5,445,338
KB-KDBC Pre-IPO New Technology Business Investment Fund	8,020,843	—	—	(2,400,000)	—	—	273,686	5,894,529
KBTS Technology Venture Private Equity Fund	5,037,119	880,000	—	(1,536,000)	—	—	426,979	4,808,098
KB-SJ Tourism Venture Fund	4,133,510	500,000	—	—	—	—	(487,195)	4,146,315
KB Shinjasanaubo Fund	1,317,089	880,000	—	(264,000)	—	—	(35,894)	1,897,195
UNION Media Commerce Fund	959,811	—	—	—	—	—	(904)	958,907
KB-Brain KOSDAQ Scale-Up Fund	10,317,253	3,750,000	—	(4,050,000)	—	—	1,108,568	11,125,821
KB SPROTT Renewable Private Equity Fund I	1,029,697	—	—	—	—	—	(75,411)	954,286
KB-Stonebridge Secondary Private Equity Fund	4,753,133	3,788,000	(2,827,038)	(1,692,584)	—	—	2,249,395	6,270,906
KB-SP Private Equity Fund IV	5,949,785	—	—	—	—	—	(322,068)	5,627,717
KB-UTC Inno-Tech Venture Fund	5,666,113	1,695,000	—	(375,000)	—	—	4,708	6,990,821
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,805,442	3,846,000	—	—	—	—	975,550	7,626,992
JR GLOBAL REIT [1]	215,854,340	—	(6,605,143)	(58,419,857)	(150,829,340)	—	—	—
Project Vanilla Co., Ltd.	2,150,514	—	—	—	—	—	(1,625,170)	525,344
December & Company Inc.	24,401,295	—	—	—	—	492,279	(3,505,204)	21,388,370
KB Material and Parts No. 1 PEF	3,370,557	—	(34,000)	—	—	—	6,141	3,342,698
KB Bio Private Equity Fund III Ltd.	—	10,000,000	—	—	—	—	(49,946)	9,950,054
K The fifteenth Real Estate Investment Trust	—	8,600,000	—	(8,600,000)	—	—	—	—
KB Global Commerce Private Equity Investment Fund	—	7,000,000	—	—	—	—	(179,669)	6,820,331
KB-KTB Technology Venture Fund	—	2,000,000	—	—	—	—	(16,838)	1,983,162
KB Bio Global Expansion Private Equity Fund No.1	—	15,000,000	—	—	—	—	(32,967)	14,967,033

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

KB Digital Platform Fund	—	4,500,000	—	—	—	—	(254)	4,499,746
KB-SOLIDUS Healthcare Investment Fund	—	100,000	—	—	—	—	—	100,000
G Payment Joint Stock Company	—	9,028,760	—	—	—	655,449	(334,027)	9,350,182
498 Seventh Owners LLC [2]	—	166,851,037	(3,482,501)	—	(169,424,284)	6,055,748	—	—

	312,090,836	238,418,797	(13,541,129)	(86,220,233)	(320,253,624)	7,203,464	(76,670)	137,621,441

[1]	This investment was reclassified to financial assets measured at FVTPL due to the sales of some portion for the year ended December 31, 2021.
[2]	This investment was reclassified to the disposal group held for sale for the year ended December 31, 2021.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Summarized financial information of the associates as at and for the years ended December 31, 2022 and 2021, are as follows:

	December 31, 2022			2022
(in thousands of Korean won)	Assets	Liabilities	Equity	Operating Revenue	Profit (loss) for the period	Total comprehensive Income(loss)
KB Special Purpose Acquisition Company No.21	17,265,672	1,805,081	15,460,591	—	(104,191)	(104,191)
KB Special Purpose Acquisition Company No.22	12,020,318	1,701,873	10,318,445	—	(7,882)	(7,882)
KB Special Purpose Acquisition Company No.23	14,294,351	1,970,660	12,323,691	—	(4,383)	(4,383)
KB Special Purpose Acquisition Company No.24	9,999,746	6,567,905	3,431,841	—	(11,451)	(11,451)
KB New Paradigm Agriculture Venture Fund	12,305,600	398,220	11,907,380	3,882,008	2,643,913	2,643,913
KB KONEX Market Vitalization Fund	31,377,573	225,366	31,152,207	9,710,508	7,919,092	7,919,092
KB-KDBC New Technology Business Investment Fund	9,225,850	259,568	8,966,282	1,698,596	(917,341)	(917,341)
KBTS Technology Venture Private Equity Fund	30,347,103	5,714,728	24,632,375	1,042,936	2,681,763	2,681,763
KB-SJ Tourism Venture Fund	20,926,320	551,394	20,374,926	719,109	144,771	144,771
KB Shinjasanaubo Fund	12,499,930	153,811	12,346,119	658,870	310,696	310,696
UNION Media Commerce Fund	3,318,493	17,778	3,300,715	—	(7,518)	(7,518)
KB-Brain KOSDAQ Scale-Up Fund	42,537,663	704,909	41,832,754	11,851,369	2,190,892	2,190,892
KB SPROTT Renewable Private Equity Fund I	44,879,342	995,827	43,883,515	138	(1,026,947)	(1,026,947)
KB-Stonebridge Secondary Private Equity Fund	172,978,705	348,626	172,630,079	22,444,501	20,886,877	20,886,877
KB-SP Private Equity Fund IV	13,432,211	776,022	12,656,189	5,553	(24,984,937)	(24,984,937)
KB-UTC Inno-Tech Venture Fund	44,111,359	809,263	43,302,096	—	(4,049,078)	(4,049,078)
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	102,827,078	497,814	102,329,264	21,469,658	5,712,736	5,712,736
December & Company Inc.	35,601,450	13,270,926	22,330,524	868,117	(32,001,912)	(32,001,912)
KB Material and Parts No. 1 PEF	22,953,419	1,955	22,951,464	451,111	82,525	82,525
KB Global Commerce Private Equity Investment Fund	38,315,044	111,960	38,203,084	5,907	(3,693,236)	(3,693,236)
KB-KTB Technology Venture Fund	32,214,753	280,389	31,934,364	133,987	(973,025)	(973,025)
KB Bio Global Expansion Private Equity Fund No.1	40,079,295	105,781	39,973,514	2,465,319	2,057,031	2,057,031
KB Digital Platform Fund	55,090,257	754,741	54,335,516	263,891	(2,662,958)	(2,662,958)
KB-SOLIDUS Healthcare Investment Fund	21,483,037	345,040	21,137,997	13,907	(1,302,003)	(1,302,003)
G Payment Joint Stock Company	10,176,916	3,523,392	6,653,524	3,400,666	(831,333)	(831,333)
KB-GeneN Medical Venture Fund 1	8,770,415	47,983	8,722,432	1,299	(157,568)	(157,568)
KB-BridgePole Venture Investment Fund	13,330,305	72,656	13,257,649	4,162	(242,352)	(242,352)
KB-Kyobo New Mobility Power Fund	9,931,624	39,699	9,891,925	1,656	(608,075)	(608,075)
DA-Friend Investment Fund II	3,526,439	20,502	3,505,937	58	(144,063)	(144,063)
Cornerstone Pentastone IV Fund	3,704,358	23,170	3,681,188	250	(118,813)	(118,813)
SKS-VLP Fund No.2	4,855,380	2,219	4,853,161	566	(147,839)	(147,839)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

JS Private Equity Fund III	8,125,609	495	8,125,114	388	(174,886)	(174,886)
Mirae Asset Mobility Investment Fund I	8,682,721	73,023	8,609,698	9,255	(90,302)	(90,302)
KB-FT 1st Green Growth Investment Fund	19,051,437	—	19,051,437	4,748	(293,563)	(293,563)
THE CHAEUL FUND NO.1 (former SKS IB NEW M&T FUND NO.1)	3,166,370	—	3,166,370	—	(33,630)	(33,630)
POSITIVE Sobujang Venture Fund No.1	4,521,087	22,937	4,498,150	639	(51,850)	(51,850)
KB-NP Green ESG New Technology Venture Capital Fund	31,837,965	637,590	31,200,375	18,534	(1,058,605)	(1,058,605)
Hisstory 2022 Fintech Fund	5,694,516	—	5,694,516	250	(55,484)	(55,484)
PEBBLES-MW M.C.E New Technology Investment Fund 1st	8,562,125	40,329	8,521,796	322	(78,204)	(78,204)
KB Star Galaxy REIT	1,098,631,387	588,956,071	509,675,316	25,232,718	16,637,141	16,637,141
KB Bio Private Equity Investment Fund IV	31,000,301	32,504	30,967,797	301	(32,202)	(32,202)
Nextrade Co., Ltd.	146,100,005	—	146,100,005	—	—	—

Summarized financial information of associates for which financial information is not available as at December 31, 2022 are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	December 31, 2021			2021
(in thousands of Korean won)	Assets	Liabilities	Equity	Operating Revenue	Profit (loss) for the period	Total comprehensive Income(loss)
KB Special Purpose Acquisition Company No.17	11,974,917	1,542,330	10,432,587	—	86,837	86,837
KB Special Purpose Acquisition Company No.18	17,410,086	2,117,458	15,292,628	—	(21,971)	(21,971)
KB Special Purpose Acquisition Company No.19	9,158,626	961,254	8,197,372	—	(34,031)	(34,031)
KB Special Purpose Acquisition Company No.20	13,890,288	1,451,405	12,438,883	—	14,741	14,741
KB New Paradigm Agriculture Venture Fund	12,094,989	331,522	11,763,467	1,617,565	1,175,418	1,175,418
KB KONEX Market Vitalization Fund	23,315,388	82,273	23,233,115	8,144,773	5,333,316	5,333,316
KB-KDBC Pre-IPO New Technology Business Investment Fund	18,068,890	385,268	17,683,622	529,527	821,056	821,056
KBTS Technology Venture Private Equity Fund	35,279,435	5,228,823	30,050,612	2,093,762	2,668,615	2,668,615
KB-SJ Tourism Venture Fund	22,947,296	557,141	22,390,155	170,143	(2,630,850)	(2,630,850)
KB Shinjasanaubo Fund	12,942,679	7,256	12,935,423	127,355	(244,730)	(244,730)
UNION Media Commerce Fund	3,318,493	10,260	3,308,233	—	(3,118)	(3,118)
KB-Brain KOSDAQ Scale-Up Fund	69,942,815	220,953	69,721,862	14,244,262	6,947,028	6,947,028
KB SPROTT Renewable Private Equity Fund I	13,885,890	1,467,103	12,418,787	330	(980,352)	(980,352)
KB-Stonebridge Secondary Private Equity Fund	151,003,629	315,806	150,687,823	55,571,834	54,052,960	54,052,960
KB-SP Private Equity Fund IV	37,645,651	4,525	37,641,126	(1,357,783)	(2,154,157)	(2,154,157)
KB-UTC Inno-Tech Venture Fund	47,847,776	496,602	47,351,174	1,080,275	31,887	31,887
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	127,960,429	843,902	127,116,527	20,594,269	16,259,169	16,259,169
Project Vanilla Co., Ltd.	1,283,040	210,910	1,072,130	158	(3,240,504)	(3,240,504)
December & Company Inc.	71,218,592	17,275,345	53,943,247	3,981,614	(20,766,009)	(20,766,009)
KB Material and Parts No. 1 PEF	23,103,939	—	23,103,939	451,280	42,445	42,445
KB Bio Private Equity Fund III Ltd.	81,691,268	100,822	81,590,446	4,434	(409,554)	(409,554)
KB Global Commerce Private Equity Investment Fund	41,896,320	—	41,896,320	2,291	(1,103,680)	(1,103,680)
KB-KTB Technology Venture Fund	11,008,216	100,827	10,907,389	8,481	(92,611)	(92,611)
KB Bio Global Expansion Private Equity Fund No.1	38,031,914	115,430	37,916,484	91,107	(83,516)	(83,516)
KB Digital Platform Fund	27,000,148	1,674	26,998,474	148	(1,526)	(1,526)
KB-SOLIDUS Healthcare Investment Fund	2,040,000	—	2,040,000	—	—	—
G payment Joint Stock Company	7,797,085	555,733	7,241,352	818,790	(761,924)	(761,924)

Summarized financial information of associates for which financial information is not available as at December 31, 2021 are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The fair value of marketable Investments in associates as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022
	Market value	Carrying amount
KB Special Purpose Acquisition Company No.21	19,800	20,053
KB Special Purpose Acquisition Company No.22	19,850	19,767
KB Special Purpose Acquisition Company No.23	9,900	10,060

	49,550	49,880

(in thousands of Korean won)	2021
	Market value	Carrying amount
KB Special Purpose Acquisition Company No.17	1,000	955
KB Special Purpose Acquisition Company No.18	2,035	1,955
KB Special Purpose Acquisition Company No.19	2,065	1,906
KB Special Purpose Acquisition Company No.20	2,060	1,913

	7,160	6,729

10. Loans Measured at Amortised Cost

The details of loans measured at amortised cost as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Total amount	Allowances	Book amount
Retails
Broker’s loans	3,001,361,497	(5,309,305)	2,996,052,192
Loans to employees	11,975,968	—	11,975,968
Present value discount	(25,619)	—	(25,619)

	3,013,311,846	(5,309,305)	3,008,002,541

Corporate
Broker’s loans	301,209,350	—	301,209,350
Securities purchased under repurchase agreements	730,100,000	—	730,100,000
Loans receivable	4,734,348,931	(52,232,538)	4,682,116,393
Purchased loans	133,078,510	(3,538,136)	129,540,374
Advances for customers	7,564,877	(7,564,877)	—
Privately placed bonds	29,583,500	(299,446)	29,284,054
Financial lease receivables	35,135,664	—	35,135,664
Net deferred origination fees and costs	(4,820,171)	—	(4,820,171)
Present value discount	(3,064,593)	—	(3,064,593)

	5,963,136,068	(63,634,997)	5,899,501,071

	8,976,447,914	(68,944,302)	8,907,503,612

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Total amount	Allowances	Book amount
Retails
Broker’s loans	3,141,043,225	(29,651)	3,141,013,574
Loans to employees	15,067,486	—	15,067,486
Present value discount	(25,619)	—	(25,619)

	3,156,085,092	(29,651)	3,156,055,441

Corporate
Broker’s loans	270,439,064		270,439,064
Securities purchased under repurchase agreements	442,100,000	—	442,100,000
Loans receivable	3,135,425,896	(36,433,068)	3,098,992,828
Purchased loans	122,776,789	(33,697,663)	89,079,126
Advances for customers	11,404,578	(11,404,578)	—
Privately placed bonds	98,528,167	(742,527)	97,785,640
Financial lease receivables	41,127,430	—	41,127,430
Net deferred origination fees and costs	(5,222,467)	—	(5,222,467)
Present value discount	(4,148,880)	—	(4,148,880)

	4,112,430,577	(82,277,836)	4,030,152,741

	7,268,515,669	(82,307,487)	7,186,208,182

The changes in in book amount of loans measured at amortised cost for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	3,156,055,442	—	29,651	—	4,004,190,706	59,000,000	49,239,871	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(10,000,000)	10,000,000	—	—
Transfer to lifetime expected credit Losses (Impaired)	—	—	—	—	(6,675,000)	—	6,675,000	—
Write-off	—	—	—	—	—	—	(33,202,354)	—
Sales	—	—	—	—	(722,881,522)	—	—	—
Business Combination	9,444,665	—	—	—	21,064,759	—	—	—
Other changes (recover, etc.)	(157,497,567)	—	5,279,655	—	2,629,080,340	(39,000,000)	(4,355,732)	—

Ending	3,008,002,540	—	5,309,306	—	5,914,779,283	30,000,000	18,356,785	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2021
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	2,735,835,157	—	26,029	—	3,843,579,468	84,724,768	49,306,827	—
Transfer between stages
Transfer to 12-month expected credit losses	—	—	—	—	7,010,483	(7,010,483)	—	—
Transfer to lifetime expected credit losses	—	—	—	—	—	—	—	—
Sale	—	—	—	—	(137,590,000)	—	—	—
Other changes (recover, etc.)	420,220,285	—	3,622	—	291,190,755	(18,714,285)	(66,956)	—

Ending	3,156,055,442	—	29,651	—	4,004,190,706	59,000,000	49,239,871	—

The changes in allowances for loan losses for the years ended December 31, 2022 and 2021, are as follows:
(in thousands of Korean won)	2022
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	—	—	29,651	—	30,678,488	2,567,841	49,031,507	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(138,398)	138,398	—	—
Transfer to lifetime expected credit Losses (Impaired)	—	—	—	—	(3,461,509)	—	3,461,509	—
Write-off	—	—	—	—	—	—	(33,202,354)	—
Provision (Reversal)	—	—	—	—	22,103,268	(653,201)	805,841	—
Other transfer (changes in for FX rate, etc.)	—	—	5,279,655	—	(4,051,657)	(296,654)	(3,348,083)	—

Ending [1]	—	—	5,309,306	—	45,130,192	1,756,384	16,748,420	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2021
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	—	—	26,029	—	13,854,964	6,037,794	49,098,464	—
Transfer between stages
Transfer to 12-month expected credit losses	—	—	—	—	38,443	(38,443)	—	—
Transfer to lifetime expected credit losses	—	—	—	—	—	—	—	—
Provision (Reversal)	—	—	—	—	19,913,706	(3,431,871)	(66,957)	—
Other transfer (changes in for FX rate, etc.)	—	—	3,622	—	(3,128,625)	361	—	—

Ending	—	—	29,651	—	30,678,488	2,567,841	49,031,507	—

Among the loans which have been written-off, the Group manages loans for which the claims against borrowers have not been lost due to reasons such as incomplete extinctive prescription pursuant to relevant laws and uncollected receivables after writing-off, as the written-off loans. As at December 31, 2022 and 2021, the balances of the written-off loans are ~~W~~ 9,218,967 thousand and ~~W~~ 4,600,194 thousand, respectively.

Broker’s loan

The Group provides loans for stock purchases with credit period of 180 days (can be extended for six times) for investors using margin transaction. As at December 31, 2022, interest rate of the loan is differentiated from 4.9% to 9.8% based on maturities, and overdue interest rate is 9.9%.

Also, as the Group operates loans secured by securities. At the initial transaction, in case of superior shares and common shares, the Group requires trading securities or cash as collateral, corresponding to 167% and 250% of the loan, respectively. Over 140% collateral of the loan is required. As at December 31, 2022, the interest rate of loans secured by securities is differentiated from Annual Percentage Rate (APR) 6.9% to 9.8% based on maturities, from APR 7.0% to 8.5% based on credit rating, and the loan with past due date is 9.9%.

For margin loan to customers, trading securities or cash is required to be pledged corresponding to 140% of the loan. Because of this condition, the Group pledged securities as collateral which are purchased with margin to customer loan. If the value of the pledged securities do not reach to 140% of the loan, the Group requires additional cash or trading securities as collateral.

Advances for Customers

Advances for customers consists of advanced payments on loss compensation and advanced payments for others.

Advanced payments on loss compensation are the monetary amount of claim for reimbursement, paid by the Group, if any losses from embezzlement and arbitrary trading are occurred.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Advanced payments for others consist of two types. The first type is the amount of recourse from paid Investor Protection Fund based on the previous Securities Exchange Act Article 69 Clause 2 or Clause 4. This recourse is driven by preferred payments to the securities company with reasonable reason for taking the preferred payments. The second type is the amount of recourse from Joint Compensation Fund based on Law relating to the Financial Investment Services and Capital Markets Act Article 323 Clause 14 and related Enforcement Decree Article 318 Clause 8. This recourse is driven by preferred payments to the securities company that occurred reasonable reasons for taking the preferred payments.

11.	Property and Equipment

The details of property and equipment as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	28,242,445	—	83,580,757	111,823,202
Buildings	47,113,828	(20,377,779)	—	26,736,049
Vehicles	1,127,506	(386,660)	—	740,846
Furniture and equipment	178,606,269	(139,984,783)	—	38,621,486
Others	56,604,592	(44,340,837)	—	12,263,755
Right-of-use assets	146,262,689	(66,417,660)	—	79,845,029

	457,957,329	(271,507,719)	83,580,757	270,030,367

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	29,301,991	—	35,727,831	65,029,822
Buildings	42,017,785	(18,619,751)	—	23,398,034
Furniture and equipment	153,875,006	(121,636,402)	—	32,238,604
Others	51,878,021	(38,488,699)	—	13,389,322
Right-of-use assets	120,064,333	(43,364,266)	—	76,700,067

	397,137,136	(222,109,118)	35,727,831	210,755,849

The details of right-of-use assets as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	137,398,425	(60,817,498)	76,580,927
Vehicles	4,039,939	(1,781,351)	2,258,588
Others	4,824,325	(3,818,811)	1,005,514
	146,262,689	(66,417,660)	79,845,029

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	112,086,115	(38,666,617)	73,419,498
Vehicles	3,528,320	(1,958,126)	1,570,194
Others	4,449,898	(2,739,523)	1,710,375

	120,064,333	(43,364,266)	76,700,067

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The changes in property and equipment for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Re-valuation	Depreciation	Business Combination	Others [1]	Ending balance
Land	65,029,822	—	(1,115,081)	47,521,151	—	—	387,310	111,823,202
Buildings	23,398,034	—	(2,147,693)	—	(1,422,159)	7,011,613	(103,746)	26,736,049
Vehicles	—	157,715	—	—	(89,681)	556,513	116,299	740,846
Furniture and equipment	32,238,604	21,490,998	(5,231)	—	(15,831,052)	398,798	329,369	38,621,486
Others	13,389,322	6,364,691	(97,415)	—	(7,405,465)	—	12,622	12,263,755
Right-of-use assets	76,700,067	32,036,855	(3,497,264)	—	(26,292,607)	473,368	424,610	79,845,029

	210,755,849	60,050,259	(6,862,684)	47,521,151	(51,040,964)	8,440,292	1,166,464	270,030,367

[1]	Others consist of reclassification to investment properties, foreign exchange differences and others.

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
2022 Land	65,263,726	—	(272,921)	—	39,017	65,029,822
Buildings	24,916,560	—	(237,867)	(1,064,308)	(216,351)	23,398,034
Furniture and equipment	29,504,091	17,073,312	(12,780)	(14,378,347)	52,328	32,238,604
Others	16,497,063	6,512,746	(174,045)	(9,461,399)	14,957	13,389,322
Right-of-use assets	89,939,130	10,459,410	(669,858)	(18,573,645)	(4,454,970)	76,700,067

	226,120,570	34,045,468	(1,367,471)	(43,477,699)	(4,565,019)	210,755,849

[1]	Others consist of reclassification to investment properties, foreign exchange differences and others.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The changes in right-of-use assets for the year ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Business Combination	Others [1]	Ending balance
Buildings	73,419,498	29,366,072	(3,080,026)	(24,022,595)	473,368	424,610	76,580,927
Vehicles	1,570,194	2,291,704	(414,827)	(1,188,483)	—	—	2,258,588
Others	1,710,375	379,080	(2,412)	(1,081,529)	—	—	1,005,514

	76,700,067	32,036,856	(3,497,265)	(26,292,607)	473,368	424,610	79,845,029

[1]	Others consist of foreign exchange differences and others.

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Buildings	85,892,473	8,199,226	(98,178)	(16,115,606)	(4,458,417)	73,419,498
Vehicles	1,345,887	1,729,628	(329,252)	(1,176,069)	—	1,570,194
Others	2,700,770	530,556	(242,428)	(1,281,970)	3,447	1,710,375
	89,939,130	10,459,410	(669,858)	(18,573,645)	(4,454,970)	76,700,067

[1]	Others consist of foreign exchange differences and others.

The Group applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was August 5, 2022. The Group used the assessed price provided by a qualified appraiser for the revaluation of the land.

The land was measured using sales value of similar land, and the access condition, environment condition and other specific factors are considered when the value is adjusted. There is no change in the valuation technique for the year ended December 31, 2022.

Classification of land that is measured at fair value by fair value hierarchy levels as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	111,823,202	111,823,202

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	65,029,822	65,029,822

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Changes in land which is classified to Level 3 for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	65,029,822	65,263,726
Reclassification to property and equipment	642,447	491,317
Reclassification to investment properties	(255,137)	(452,300)
Disposal	(1,115,081)	(272,921)
Changes in fair-valuation	47,521,151	—

Ending balance	111,823,202	65,029,822

Book amounts of land under cost model as at December 31, 2022 and 2021, are as follows:

	2022		2021
(in thousands of Korean won)	Under revaluation model	Under cost model	Under revaluation model	Under cost model
Land	111,823,202	28,242,445	65,029,822	29,301,991

Change in other comprehensive income related to the revaluation for the year ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Reclassification	Ending balance
Land	36,132,409	47,900,256	84,032,665
Income tax effects	(10,034,165)	(12,332,245)	(22,366,410)

	26,098,244	35,568,011	61,666,255

	2021
(in thousands of Korean won)	Beginning balance	Reclassification	Disposal and others	Ending balance
Land	36,517,219	(355,466)	(29,344)	36,132,409
Income tax effects	(10,042,235)	—	8,070	(10,034,165)

	26,474,984	(355,466)	(21,274)	26,098,244

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

12. Investment Properties

The details of investment properties as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment	Accumulated revaluation	Book amount
Land	329,642,021	—	(332,250)	(477,509)	328,832,262
Buildings	283,263,254	(46,476,719)	—	(5,198,652)	231,587,883

	612,905,275	(46,476,719)	(332,250)	(5,676,161)	560,420,145

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment	Accumulated revaluation	Book amount
Land	756,633,169	—	(446,687)	(59,928)	756,126,554
Buildings	445,162,487	(48,678,965)	(4,863,096)	—	391,620,426

	1,201,795,656	(48,678,965)	(5,309,783)	(59,928)	1,147,746,980

The changes in investment properties for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Business Combination	Others [1]	Ending balance
Land	756,126,554	—	(414,592,969)	—	—	(12,701,323)	328,832,262
Buildings	391,620,426	1,604,545	(153,057,197)	(9,351,262)	2,618,618	(1,847,247)	231,587,883

	1,147,746,980	1,604,545	(567,650,166)	(9,351,262)	2,618,618	(14,548,570)	560,420,145

[1]	Others consist of foreign exchange differences and transfer from/to property and equipment.

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	769,225,814	28,568,447	(63,117,477)	—	21,449,770	756,126,554
Buildings	404,178,409	90,392,980	(107,679,883)	(12,253,077)	16,981,997	391,620,426

	1,173,404,223	118,961,427	(170,797,360)	(12,253,077)	38,431,767	1,147,746,980

[1]	Others consist of foreign exchange differences and transfer from/to property and equipment.

Details of income and expenditure on investment properties for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Rental income	41,378,496	59,289,744
Expenditure on operating investment properties	(18,058,162)	(25,333,928)
Expenditure on non-operating investment properties	(153,330)	(153,330)

	23,167,004	33,802,486

Details of fair value of investment properties as at December 31, 2022 and 2021, are as follows:

	2022		2021
(in thousands of Korean won)	Book amount	Fair value	Book amount	Fair value
Land	328,832,262	325,981,165	756,126,554	797,881,841
Buildings	231,587,883	246,004,136	391,620,426	438,756,547

	560,420,145	571,985,301	1,147,746,980	1,236,638,388

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The fair values of investment properties as at December 31, 2022 was evaluated by an independent appraiser. The independent appraiser has appropriate qualification and experience in evaluating real estate in the location of investment properties.

The fair value of investment property was measured by using benchmark price of similar properties and discounted cash flow (DCF) method. The fair value of investment property measured by DCF method is assessed by discounting net cash flow from investment property with risk adjusted discount rate, which is reflected by expected growth rate of rent market, period of empty, proportion of rent, period without rent charge and other cost related to promotion for rent. The factors which are significant but non-observable inputs for fair valuation are expected growth rate of rent market, period of empty, proportion of rent, period without rent charge and risk adjusted discount rate.

The fair value of investment property measured by using sales value of similar land is calculated by analyzing and comparing the sale prices of similar land, and also the access condition, environment condition and other specific factors for the purpose of estimation for fair value are considered.

The fair values of investment properties are classified as Level 3 based upon the inputs, which are used in valuation method.

There is no significant change in the valuation technique for the year ended December 31, 2022

Details of investment properties provided as collaterals as at December 31, 2022 and 2021 is as follows:

2022
(in thousands of Korean won)	Secured amount	Secured party	Details
Land and buildings
	33,798,891	Signature Bank

	81,882,720	Landesbank Hessen-Thuringen Girozentrale	Collateralized borrowing

	236,788,850	LGIM COMMERCIAL LENDING LIMITED

2021
(in thousands of Korean won)	Secured amount	Secured party	Details
Land and buildings
	32,364,150	Signature Bank

	81,345,804	Landesbank Hessen-Thuringen Girozentrale

	57,609,000	Pfandbriefbank	Collateralized borrowing

	248,038,750	LGIM COMMERCIAL LENDING LIMITED

	252,000,000	Hanhwa Life Insurance

	126,000,000	Tongyang Life Insurance

	12,000,000	Kookmin Bank

Investment properties are provided as collaterals for rental deposits and lease hold right, which amounts to ~~W~~ 610,000 thousand and ~~W~~ 7,774,547 thousand as at December 31, 2022 and 2021, respectively.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

13. Intangible Assets

The details of intangible assets as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	83,550,540	—	—	83,550,540
Development costs	186,869,610	(139,522,251)	—	47,347,359
Software	120,472,571	(90,480,882)	—	29,991,689
Memberships	37,847,587	(202,382)	(9,960,904)	27,684,301
Others	28,144,713	(4,036,797)	(813,199)	23,294,717

	456,885,021	(234,242,312)	(10,774,103)	211,868,606

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	72,422,758	—	—	72,422,758
Development costs	157,728,820	(122,075,492)	—	35,653,328
Software	106,286,170	(80,030,694)	—	26,255,476
Memberships	37,138,036	(161,619)	(9,330,409)	27,646,008
Others	27,831,662	(3,776,235)	(760,710)	23,294,717

	401,407,446	(206,044,040)	(10,091,119)	185,272,287

The changes in intangible assets for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Others [4]	Ending balance
Goodwill	72,422,758	10,712,158	—	—	—	—	415,624	83,550,540
Development costs	35,653,328	29,140,791	—	(17,446,759)	—	—	(1)	47,347,359
Software	26,255,476	14,098,002	—	(10,393,151)	—	—	31,362	29,991,689
Memberships	27,646,008	1,745,855	(1,041,665)	(36,662)	(1,028,751)	394,684	4,832	27,684,301
Others	23,294,717	—	—	—	—	—	—	23,294,717

	185,272,287	55,696,806	(1,041,665)	(27,876,572)	(1,028,751)	394,684	451,817	211,868,606

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2022.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2022.

[4]	Others consist of foreign exchange differences and others.

	2021
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Others [4]	Ending balance
Goodwill	71,123,932	—	—	—	—	—	1,298,826	72,422,758
Development costs	32,176,319	17,915,813	—	(14,438,805)	—	—	1	35,653,328
Software	15,214,223	18,905,463	—	(7,925,949)	—	—	61,739	26,255,476
Memberships	27,273,024	34,781	(2,124,082)	(33,008)	(121,016)	2,630,059	(13,750)	27,646,008
Others	23,294,716	—	—	—	—	—	1	23,294,717

	169,082,214	36,856,057	(2,124,082)	(22,397,762)	(121,016)	2,630,059	1,346,817	185,272,287

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2021.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2021.

[4]	Others consist of foreign exchange differences and others.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

14. Other Financial Assets

The details of other financial assets as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Other receivables	2,237,040,540	3,195,524,965
Accrued income	203,371,150	175,194,245
Accrued interest on bonds	148,382,124	209,164,728
Guarantee deposits	68,149,689	67,903,379
Other	67,835,435	49,579,115
Provision for other financial assets	(36,846,424)	(35,544,587)

	2,687,932,514	3,661,821,845

15. Other Assets

The details of other assets as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Other receivables	116,417,805	84,740
Advance payments	47,713,016	26,351,186
Prepaid expenses	87,829,601	16,962,969
Prepaid value-added taxes	954,019	186,676
Others	3,836,443	7,306,773

	256,750,884	50,892,344

16. Deposit Liabilities

The details of deposit liabilities as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Customers’ deposits
Customers’ deposits for brokerage	5,049,354,662	6,640,427,057
Customers’ deposits for exchange-traded derivatives trading	759,156,922	590,669,251
Customers’ deposits for subscription	904,010	—
Customers’ deposits for savings	6,445,014	8,609,240
Customers’ deposits for repo	61,600	61,627
Customers’ deposits for the investor of collective investment securities	324,357,905	223,800,663
Others	48,641	48,729

	6,140,328,754	7,463,616,567

Guarantee deposits
Guarantee deposits in foreign currency	190,255,947	474,568,902
Guarantee deposits in won currency	468,648,375	452,889,714

	658,904,322	927,458,616

	6,799,233,076	8,391,075,183

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

17. Borrowings

The details of borrowings as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Call money	830,000,000	40,000,000
Borrowings:
Borrowing from banks	471,777,010	485,868,544
Borrowing from KSFC	1,244,222,242	1,093,096,057
Asset-backed short-term bonds	3,264,247,029	2,027,557,581
CP borrowings	1,920,000,000	—
Others	436,023,703	572,851,733
Securities sold under repurchase agreements	6,231,390,409	13,531,208,950
Short-term note issued	7,249,429,201	4,475,145,330
Debentures:
Debentures	1,879,536,000	2,428,734,874
Less: discount on debentures issued	(3,429,726)	(5,081,219)

	23,523,195,868	24,649,381,850

The details of call money as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Interest rate (%)	2022	2021
Samsung Asset Management Co., Ltd. and others	3.45~5.05	830,000,000	40,000,000

The details of borrowings as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)		Interest rate (%)	2022	2021
Borrowings from banks	Kookmin Bank and other	2.40~9.00	471,777,010	485,868,544
Borrowings from KSFC	KSFC	3.45~5.07	1,244,222,242	1,093,096,057
Asset-backed short-term bonds	SK Securities co., Ltd., and other	3.42~7.10	3,264,247,029	2,027,557,581
CP borrowings	Hana Securities Co., Ltd.	3.76~5.99	1,920,000,000	—
Others	NH Nonghyup Capital co., Ltd. and other	0.00~5.19	436,023,703	572,851,733

			7,336,269,984	4,179,373,915

The details of securities sold under repurchase agreements as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Interest rate (%)	2022	2021
Customers	0.11~4.60	4,181,390,409	6,973,309,166
Financial institution	3.30~4.30	2,050,000,000	6,557,899,784

		6,231,390,409	13,531,208,950

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The details of short-term note issued as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Interest rate (%)	2022	2021
Individual	0.25~5.60	4,650,359,585	1,724,366,358
Corporate	1.15~5.50	2,599,069,616	2,750,778,972

		7,249,429,201	4,475,145,330

The details of debentures as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Date issued	Maturity	Interest rate (%)	2022	2021
The 34-2nd unsecured public debenture	2018.03.09	2023.03.09	3.02	210,000,000	210,000,000
The 36-1st unsecured public debenture	2019.04.18	2022.04.18	—	—	250,000,000
The 36-2nd unsecured public debenture	2019.04.18	2024.04.18	2.09	250,000,000	250,000,000
The 37-1st unsecured public debenture	2019.06.14	2022.06.14	—	—	100,000,000
The 37-2nd unsecured public debenture	2019.06.14	2024.06.14	1.8	150,000,000	150,000,000
The 38-1st unsecured public debenture	2020.06.11	2022.06.10	—	—	170,000,000
The 38-2nd unsecured public debenture	2020.06.11	2023.06.09	1.54	130,000,000	130,000,000
The 39-1st unsecured public debenture	2021.03.04	2024.03.04	1.31	110,000,000	110,000,000
The 39-2nd unsecured public debenture	2021.03.04	2026.03.04	1.7	120,000,000	120,000,000
The 40-1st unsecured public debenture	2021.04.23	2024.04.23	1.53	300,000,000	300,000,000
The 40-2nd unsecured public debenture	2021.04.23	2026.04.23	1.94	200,000,000	200,000,000
The 1st unsecured privately placed bond [1]	2019.05.27	2022.05.27	—	—	23,900,000
The 1st unsecured privately placed bond [1]	2021.06.30	2022.05.31	—	—	23,000,000
The 1st unsecured privately placed bond [1]	2021.09.07	2023.03.06	—	—	8,316,583
The 1st unsecured privately placed bond [1]	2021.10.29	2023.03.06	—	—	4,158,291
The 1st unsecured privately placed bond [2]	2022.06.14	2024.12.14	4.5	4,000,000	—
The 1st privately placed bond in foreign currency [3]	2021.10.25	2024.10.25	2.35	25,346,000	23,710,000
The 21-1 public debenture in foreign currency [4]	2021.11.01	2026.11.01	2.13	380,190,000	355,650,000
Less: Discount on debentures issued				(3,429,726)	(5,081,219)

				1,876,106,274	2,423,653,655

[1]	This privately placed bond was excluded from the scope of consolidation.
[2]	This privately placed bond was issued by subsidiary named Able Seun Co., Ltd.
[3]	This privately placed bond was issued by subsidiary named Newstar Sina Co., Ltd.
[4]	The issuance price of this public debenture is US$ 300,000,000.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The changes in borrowings for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	24,649,381,850	25,029,132,761
Increase(decrease) in call money	790,000,000	(250,000,000)
Increase in borrowings from banks	(14,091,534)	127,407,539
Increase(decrease) in borrowings from KSFC	151,126,185	(256,903,943)
Increase in asset-backed short-term bond	1,236,689,448	185,692,613
Increase(decrease) in CP borrowings	1,920,000,000	(8,900,000)
Decrease in other borrowings	(136,828,030)	(48,314,756)
Increase(decrease) in securities sold under repurchase agreements	(7,299,818,541)	(1,473,306,802)
Increase in short-term note issued	2,774,283,871	742,417,752
Increase in debentures	(547,547,381)	602,156,686

Ending balance	23,523,195,868	24,649,381,850

18. Post-employment Benefits

18.1 Defined Benefit Plans

The details of defined benefit liabilities as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Present value of defined benefit obligations	67,937,239	70,914,622
Fair value of plan assets	(12,430,101)	(15,294,733)

Net defined benefit liabilities	55,507,138	55,619,889

The changes in the defined benefit obligation for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	70,914,622	72,288,500
Current service cost	22,206,320	18,145,235
Past service cost	2,910,303	1,315,190
Interest cost	1,151,821	780,607
Remeasurements
Actuarial gains and losses arising from changes in demographic assumptions	(6,811,193)	20,113,645
Actuarial gains and losses arising from changes in financial assumptions	(13,735,991)	(1,706,991)
Actuarial gains and losses arising from experience adjustment	16,610,121	(15,407,457)
Payments from plans	(8,301,323)	(1,416,118)
Payments from the Group	(19,507,349)	(14,513,685)
Transfer from related companies	2,438,159	1,823,363
Transfer to related companies	(370,486)	(895,469)
Settlement	(78,335)	(5,301,320)
Gain or loss on settlement	(1,871,249)	(4,310,878)
Effects from business combination and disposal of business	2,634,640	—
Other	(252,821)	—

Ending balance	67,937,239	70,914,622

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The changes in the fair value of plan assets for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	(15,294,733)	(18,652,077)
Interest income	(178,723)	(204,480)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	157,107	87,124
Contributions by employers	(3,347,403)	(2,297,614)
Payments from plans:
Benefits paid	8,301,323	1,416,119
Settlement	—	5,284,089
Transfer from related companies	(2,438,158)	(1,823,363)
Transfer to related companies	370,486	895,469

Ending balance	(12,430,101)	(15,294,733)

Plan assets are composed of the detail assets that have no quoted price in active market. The details of plan assets as at December 31, 2022 and 2021, are as follows:

	2022		2021
(in thousands of Korean won)	Fair value	Composition(%)	Fair value	Composition(%)
Cash and deposits	8,853,577	71.23	9,539,927	62.37
Investment funds	3,576,524	28.77	2,327,801	15.22
Derivatives	—	—	3,427,005	22.41

	12,430,101	100.00	15,294,733	100.00

Key actuarial assumptions used as at December 31, 2022 and 2021, are as follows:

	2022	2021
Discount rate	DB(including special retirement by salaries peak plan) 5.1% Compensation promotion DC 5.0%	DB(including special retirement by salaries peak plan) 2.5% Compensation promotion DC 2.3%

Expected salary growth rate	DB : executives 0% DC: Promotion + Base up 2.3% Special retirement by salaries peak plan: 4.6%

DB : executives 0%

DC: Promotion + Base up

(December 31, 2021 : 2.3%,

After December 31, 2022 : 2.0%)

Special retirement by salaries peak

plan : January 1st, 2022 : 4.6%(2.3% +

Promotion added 2.3%)

After January 1st, 2023 : 4.3% (2.0% +

Promotion added 2.3%)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The sensitivity analysis for significant actuarial assumptions used to determine the present value of the defined benefit obligation as at December 31, 2022, are as follows:

	Effect on the present value of defined benefit obligation
(in thousands of Korean won)	Changes in assumption	Increase	Decrease
Discount rate	0.50%	(1,609,503)	1,705,619
Expected salary growth rate[1]	0.50%	1,631,234	(1,544,704)
Retirement rate	0.50%	(1,238,827)	1,303,693

[1]	The sensitivity analysis for the expected salary growth rate is limited to special retirement by salaries peak plan and DB.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The sensitivity of the present value of the defined benefit obligation to changes in actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations.

The methods and assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

The effect of defined benefit plan on future cash inflows: Expected maturity analysis of undiscounted pension benefits as at December 31, 2022, is as follows:

(in thousands of Korean won)	Less than 1 year [1]	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits[1]	5,066,411	6,379,701	24,686,972	30,520,116	71,780,706	138,433,906

[1]	Fixed pension benefits of ~~W~~ 14.1 billion under promotion compensation defined contribution plan is excluded.

The weighted average duration of the defined benefit obligations is 5.79 years.

Expected contribution to post-employment benefit plans for the year ending December 31, 2022 are ~~W~~ 1,241,430 thousand.

18.2 Defined Contribution Plans

The Group recognized the expenses of ~~W~~ 9,212,523 thousand and ~~W~~ 5,766,377 thousand for defined contribution plans for the years ended December 31, 2022 and 2021, respectively.

19. Provisions

The details of provisions as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Provisions for non-financial guarantees	1,456,106	1,680,410
Provisions for asset retirement obligation [1]	8,802,261	7,997,559
Provisions for lawsuits	51,221,194	25,150,111
Provisions for the points	—	2,569,985
Provisions for others	89,485,845	68,725,325

	150,965,406	106,123,390

[1]	The Group recognized the provision for asset retirement obligation in connection with the leased asset for the expenditures expected to recover the asset.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The changes in provisions for non-financial guarantees for the years ended December 31, 2022 and 2021 are as follows,

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,642,264	38,146	—
Provision for losses (Reversal of provision)	(418,773)	194,212	—
Other transfer(foreign exchange and other)	257	—	—

Ending	1,223,748	232,358	—

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,342,023	—	—
Transfer between stages
Transfer to lifetime expected Credit losses (non-impaired)	(23,238)	23,238	—
Provision for losses (Reversal of provision)	323,272	14,908	—
Other transfer(foreign exchange and other)	207	—	—

Ending	1,642,264	38,146	—

The changes in other provisions for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for the points	Provisions for others	Total
Beginning	7,997,559	25,150,111	2,569,985	68,725,325	104,442,980
Contribution [1]	1,026,723	25,165,908	2,451,694	33,991,287	62,635,612
	—	—	—	(4,038,034)	(4,038,034)
Use	(423,495)	(1,229,477)	(2,788,799)	(7,058,081)	(11,499,852)
Amortization of discounts	201,474	—	—	—	201,474
Other [2]	—	2,134,652	(2,232,880)	(2,134,652)	(2,232,880)

Ending	8,802,261	51,221,194	—	89,485,845	149,509,300

[1]

As the first-instance verdict of the relevant trial was announced after the reporting period, additional litigation provision liabilities were recognized as an adjusting event after the reporting period.

[2]	As a lawsuit was filed during the year ended December 31, 2022, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for the points	Provisions for others	Total
Beginning	8,114,793	10,643,375	2,205,019	60,565,500	81,528,687
Contribution	57,684	8,892	4,520,637	36,725,325	41,312,538
Use	(304,037)	(206,240)	(4,155,671)	(13,861,416)	(18,527,364)
Amortization of discounts	129,119	—	—	—	129,119
Other [1]	—	14,704,084	—	(14,704,084)	—

Ending	7,997,559	25,150,111	2,569,985	68,725,325	104,442,980

[1]	As a lawsuit was filed during the year ended December 31, 2021, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

20. Other Financial Liabilities

The details of other financial liabilities as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Other payables	1,974,490,601	3,048,066,867
Accrued expenses	106,815,440	49,457,140
Financial guarantee liabilities	2,026,739	2,213,138
Provisions for financial guarantee contracts	—	66,218
Leasehold deposits received	8,894,337	26,518,264
Non-controlling liabilities	164,222,254	228,717,913
Lease liabilities	125,593,239	127,992,813
Others	7,498,861	1,617,918

	2,389,541,471	3,484,650,271

The changes in liabilities of the provisions for financial guarantee contracts for the years ended December 31, 2022 and 2021 are as follows:

(in thousands of Korean won)	2022
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	66,218	—	—
Reversal of provision	(66,218)	—	—

Ending	—	—	—

(in thousands of Korean won)	2021
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	—	—	—
Provision	66,218	—	—

Ending	66,218	—	—

[1]	The impact of COVID-19 is reflected in the future economy outlook, and the financial effect of the impact related COVID-19 is not material.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

21. Other Liabilities

The details of other liabilities as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Accounts payables	31,630	43,216,188
Accrued expenses	179,569,070	258,774,213
Accrued dividends	2,952,757	—
Advances from customers	7,048,181	4,832,377
Unearned revenue	215,363,367	74,881,733
Taxes withheld	44,787,661	34,664,311
Other long-term employee benefits	7,176,237	7,630,850
Others	16,185,601	3,826,568

	473,114,504	427,826,240

22. Share Capital

The details of share capital as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won except per share)	Authorized shares	Outstanding shares	Par value per share	2022	2021
Ordinary share	1,000,000,000 shares	298,620,424 shares	5,000 won	1,493,102,120	1,493,102,120

There are no changes in ordinary shares for the years ended December 31, 2022 and 2021.

23. Hybrid Securities

Details of hybrid security classified as equity as of December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Issuance date	Maturity	Interest rate (%)	2022	2021
Bond-type Hybrid Securities No.1[1]	March 31, 2022	Permanent	4.30	208,010,752	—
Bond-type Hybrid Securities No.2	May 30, 2022	Permanent	4.80	48,170,780	—
Bond-type Hybrid Securities No.3[2]	September 30, 2022	Permanent	5.50	249,948,780	—

				506,130,312	—

[1]	As at December 31, 2022, among the hybrid securities issued by the Group, the balance held by KB Financial Group, a related party of the Group, is ~~W~~200,000 million.
[2]	As at December 31, 2022, among the hybrid securities issued by the Group, the balance held by KB Financial Group, a related party of the Group, is ~~W~~230,000 million.

The Group may extend the maturity under the same conditions at the time of maturity of the above hybrid securities, and interest payment may be deferred if certain conditions are met. Above hybrid securities are early redeemable by the Group after 5 years from the issuance date and each interest payment date thereafter.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

24. Other Paid-in Capital

The details of other paid-in capital as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Share premium [1]	1,142,353,750	1,142,353,750
Gains and losses on sale of treasury share	(45,331,811)	(45,331,811)
Other equity [2]	381,666,039	381,666,039

	1,478,687,978	1,478,687,978

[1]	Share premium was previously paid from stock issuance and new stock issuance due to merger and can only be used for capitalization and deficit recovery.
[2]	Other equity arose from the paid-in capital increase of preferred share and gains on merger.

Changes in other paid-in capital for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	1,478,687,978	1,478,716,746
Changes in ownership percentage due to the paid-in capital increase of subsidiaries	—	(28,768)

Ending balance	1,478,687,978	1,478,687,978

25. Retained Earnings

The details of retained earnings as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Legal reserve
Earned surplus reserve [1]	128,656,298	101,656,298
Reserve for liability to compensate for damages [2]	500,000	500,000
Voluntary reserves	1,839,996,358	1,540,948,010
Regulatory reserve for credit losses [3]	101,842,161	100,223,524
Unappropriated retained earnings	(32,545,040)	504,642,277

	2,038,449,777	2,247,970,109

[1]

The Commercial Act of the Republic of Korea requires the Group to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

[2]

The Parent Company provides reserve for loss on electronic financial transactions to make reparation for the damage in process of the electronic transfers or operations. Also, the Parent Company provides reserve to compensate for inflicted damage on a credit information subject when violating the Credit Information Use and Protection Act.

[3]

The Group accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Financial Supervisory Service.

Changes in retained earnings for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	2,247,970,109	1,847,509,495
Profit for the year	193,697,356	600,439,340
Dividends	(400,000,000)	(200,000,000)
Dividends of hybrid securities	(3,479,007)	—
Transfer to gain due to disposal of revaluation assets	261,319	21,274

Ending balance	2,038,449,777	2,247,970,109

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The amount of dividends and dividends per share for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Interim dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	669	200,000,000
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	669	200,000,000

	2021
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Interim dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	234	70,000,000
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	435	130,000,000

Payout and dividend yield ratios as at December 31, 2022 and 2021, are as follows:

	2022		2021
	Ordinary share		Ordinary share
	Interim dividend	Annual dividend	Interim dividend	Annual dividend
Number of shares outstanding	298,620,424 shares	298,620,424 shares	298,620,424 shares	298,620,424 shares
Number of treasury shares	—	—	—	—
Number of dividend shares	298,620,424 shares	298,620,424 shares	298,620,424 shares	298,620,424 shares
Par value per share (in Korean won)	5,000	5,000	5,000	5,000
Payout ratio	13.39%	6.69%	4.68%	13.39%
Scheduled dividends (in thousands of Korean won)	200,000,000	100,000,000	70,000,000	200,000,000
Dividends per share (in Korean won)	669	334	234	669

The Group accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Regulation on Supervision of Financial Investment.

Regulatory reserve for credit losses, a type of voluntary reserve for retained earnings, reverses the exceeding amount if the beginning balance of the reserve exceeds the ending balance at the closing date. Regulatory reserve for credit losses is generally recognized after unappropriated deficit is disposed.

The details of the regulatory reserve for credit losses (reversal of reserve) to be appropriated as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning	101,842,161	100,223,524
Amounts to be reserved (reversed)	(1,526,732)	1,618,637

Ending	100,315,429	101,842,161

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The adjusted profit of the year after reflection of reversal (provision) of reserve for credit losses for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Profit for the year before reserve for credit loss	194,827,662	600,291,416
Amounts to be reversed (reserved)	1,526,732	(1,618,637)

Adjusted profit after reversed (provision) of reserve for credit losses[1]	196,354,394	598,672,779

[1]

Reserve for credit loss is announced by Article 3 Clause 8 of the Regulation on Financial Investment Business. Adjusted profit after reserve for credit losses is not based on Korean IFRS and is calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

26. Other Components of Equity

The details of other components of equity as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Changes in the fair value of financial assets at FVOCI	233,760,812	216,494,145
Share of other comprehensive income of associates	(2,571,874)	(9,779)
Revaluation surplus	62,060,360	26,749,635
Remeasurements of net defined benefit liabilities	(37,781,761)	(40,520,752)
Exchange differences on translation of foreign operations	45,820,903	12,877,767
Hedge of net investments in foreign operations	(19,066,669)	(13,316,283)
Gain or loss on financial liabilities designated at FVTPL due to the change of credit risk	41,080,867	2,225,783

	323,302,638	204,500,516

The changes in gain or loss on valuation of financial assets at FVOCI for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	216,494,145	205,927,502
Gain (loss) on valuation	11,241,986	17,339,966
Tax effect of gain (loss) on valuation [1]	(39,698)	(4,768,491)
Transfer to gain due to disposal or impairment	8,187,321	(2,765,286)
Tax effect of transfer [1]	(2,122,942)	760,454

Ending balance	233,760,812	216,494,145

[1]	Including income tax effect (Note 35).

The changes in the Group’s share of other comprehensive income of associates for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	(9,779)	(33,271)
Changes of other comprehensive income of associates	(2,806,800)	23,559
Tax effect [1]	244,705	(67)

Ending balance	(2,571,874)	(9,779)

[1]	Including income tax effect (Note 35).

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The changes in gain on revaluation of property and equipment for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	26,749,635	26,770,909
Net valuation gain or loss by revaluation of property and equipment	47,900,256	—
Tax effect related to net valuation gain or loss for property. and equipment [1]	(12,328,212)	—
Transfer to retained earnings due to disposal of Property and equipment and others	(261,319)	(21,274)

Ending balance	62,060,360	26,749,635

[1]	Including income tax effect (Note 35).

The changes in remeasurements of the net defined benefit liability for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	(40,520,752)	(38,283,169)
Changes due to valuation	3,779,955	(3,086,321)
Tax effect [1]	(1,040,964)	848,738

Ending balance	(37,781,761)	(40,520,752)

[1]	Including income tax effect (Note 35).

The changes in exchange differences on translation of foreign operations for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	12,877,767	(4,277,544)
Change on foreign operations translation	33,272,037	28,632,701
Tax effect [1]	(8,817,090)	(3,571,779)
Non-controlling interest	817,442	(234,864)
Transferred to equity related to the disposal group classified as held for sale	7,670,747	(7,670,747)

Ending balance	45,820,903	12,877,767

[1]	Including income tax effect (Note 35).

The changes in gain or loss on valuation of hedge of net investments in foreign operations for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	(13,316,283)	(233,745)
Gain (loss) on net investment in a foreign operation hedge	(16,003,726)	(18,044,880)
Re-classification to net income due to the end of net investments in foreign operations	8,429,967	—
Tax effect [1]	1,823,373	4,962,342

Ending balance	(19,066,669)	(13,316,283)

[1]	Including income tax effect (Note 35).

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The change in gain or loss on financial liabilities designated at FVTPL due to the change of credit risk for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	2,225,783	(11,488,825)
Changes	52,822,291	18,916,700
Tax effect [1]	(13,967,207)	(5,202,092)

Ending balance	41,080,867	2,225,783

[1]	Including income tax effect (Note 35).

27. Fee and Commission Income and Expense

The details of fee and commission income for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Brokerage commissions	440,988,001	726,241,481
Underwriting commissions	158,574,302	123,079,958
Brokerage commissions on collective investment securities	19,850,174	28,155,111
Management fee on collective investment securities	126,162	—
Management fee on asset management	25,250,989	30,304,367
Commissions on merger and acquisition	129,236,138	130,301,073
Trust fees and commissions	17,996,232	14,581,037
Other commissions	147,681,784	91,585,352

	939,703,782	1,144,248,379

The details of fee and commission expense for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Trading commission	49,037,488	58,690,224
Advisory fees	1,664,749	1,967,202
Investment management delegation fees	3,537,986	4,709,857
Commission fees on group brand	15,661,129	18,483,104
Contributions to external institutions	8,093,205	7,593,876
Others	116,472,809	95,423,744

	194,467,366	186,868,007

28. Gain or Loss on Valuation and Disposal of Financial Instruments

The details of gain or loss on valuation and disposal of financial instruments for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,310,630,422	2,049,888,240	(739,257,818)
Financial instruments designated at FVTPL	1,188,229,550	429,243,880	758,985,670
Derivative financial instruments	8,176,134,413	8,557,742,085	(381,607,672)
Financial assets at FVOCI [1]	525,431	16,448,206	(15,922,775)

	10,675,519,816	11,053,322,411	(377,802,595)

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,184,940,322	1,285,334,042	(100,393,720)
Financial instruments designated at FVTPL	625,254,719	654,985,522	(29,730,803)
Derivative financial instruments	3,735,932,974	3,625,300,129	110,632,845
Financial assets at FVOCI [1]	4,513,829	15,923,820	(11,409,991)

	5,550,641,844	5,581,543,513	(30,901,669)

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

The details of gain or loss on valuation and disposal of financial instruments at FVTPL for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,199,535,387	1,987,265,746	(787,730,359)
Financial liabilities at FVTPL	111,095,035	62,622,494	48,472,541

	1,310,630,422	2,049,888,240	(739,257,818)

	2021
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,114,176,966	1,205,418,377	(91,241,411)
Financial liabilities at FVTPL	70,763,356	79,915,665	(9,152,309)

	1,184,940,322	1,285,334,042	(100,393,720)

The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	914,565,927	359,592,452	554,973,475
Other OTC derivative-combined contract sold	244,528,092	52,797,971	191,730,121
Exchange traded notes sold	29,135,531	16,853,457	12,282,074

	1,188,229,550	429,243,880	758,985,670

	2021
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	573,754,517	567,589,577	6,164,940
Other OTC derivative-combined contract sold	45,436,321	80,650,312	(35,213,991)
Exchange traded notes sold	6,063,881	6,745,633	(681,752)

	625,254,719	654,985,522	(29,730,803)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The details of gain or loss on valuation and disposal of derivative financial instruments for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	4,490,512,732	4,271,428,797	219,083,935
Currency	1,596,009,463	1,457,126,463	138,883,000
Stock	1,935,095,420	2,446,918,853	(511,823,433)
Credit	38,991,621	31,943,503	7,048,118
Commodity	33,575,544	30,167,440	3,408,104
Others	81,949,633	320,157,029	(238,207,396)

	8,176,134,413	8,557,742,085	(381,607,672)

	2021
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	1,324,856,948	1,264,386,603	60,470,345
Currency	637,974,651	572,974,001	65,000,650
Stock	1,586,645,505	1,585,944,032	701,473
Credit	20,146,569	13,981,328	6,165,241
Commodity	21,864,231	14,815,335	7,048,896
Others	144,445,070	173,198,830	(28,753,760)

	3,735,932,974	3,625,300,129	110,632,845

The details of gain or loss on valuation and disposal of financial assets at FVOCI for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	525,431	16,448,206	(15,922,775)

	2021
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	4,513,829	15,923,820	(11,409,991)

As at December 31, 2022, the Group holds PIS(Portfolio Index Swap) in connection with Lime Tethys Qualified Investor Private Investment Trust No. 2 and Lime Pluto FI Qualified Investor Private Investment Trust D-1, which were prohibited to repurchase in the fourth quarter of 2019. The Group holds beneficiary certificates and TRS contracts of ~~W~~163.1 billion (nominal amount). Meanwhile, the Group sold ~~W~~68.1 billion in subsidiary funds of the fund.

On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds will be transferred to Wellbridge Asset Management (the bridge management company) to continue collecting and distributing investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. As of December 31, 2022, 4 lawsuits were filed to the Group as a defendant and the Group recognizes provisions for lawsuits for the estimated losses due to the possibility of additional lawsuits being filed in the future.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

29. Interest Income and Interest Expense

The details of interest income for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Interest on financial assets at FVTPL
Interest on debt instruments at FVTPL	396,607,418	343,144,350
Interest on loans at FVTPL	4,189,123	6,773,305
Interest on commercial papers	142,422,181	52,496,923

	543,218,722	402,414,578

Interest on financial assets at FVOCI and financial assets measured at amortised cost
Interest on loans measured at amortised cost	9,409,656	10,374,554
Interest on debt instruments at FVOCI	76,499,887	47,099,927
Interest on broker’s loans	236,159,728	219,881,544
Interest on loans	225,699,957	112,290,556
Interest on deposits with KSFC	9,784,119	1,834,471
Interest on certificates of deposit	—	12,974
Interest on deposits with financial institution	26,600	5,560
Interest on bonds purchased under resale agreements	16,041,014	3,911,835
Gains on transactions of certificates of deposits	51,521	43,948
Interest on deposits	26,938,070	20,413,692
Interest on other receivables	1,006,504	2,013,585
Others [1]	15,194,408	6,389,513

	616,811,464	424,272,159

	1,160,030,186	826,686,737

[1]	Interest on lease receivables of \ 1,084 million and \ 1,616 million for the year ended December 31, 2022 and 2021, respectively, are included.

The details of interest expense for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Interest on borrowings	80,720,746	49,411,645
Fees for the proceeds from the sale of stocks loaned	830,841	958,563
Interest on customers’ deposits	32,433,283	7,096,195
Interest on bonds sold under repurchase agreements	171,398,994	91,025,829
Losses on transactions of certificates of deposit	76	619
Interest on call money	12,644,133	3,045,203
Interest on debentures	43,800,902	43,052,965
Interest on short-term note issued	163,134,122	43,200,628
Interest on asset-backed short-term bonds	107,825,509	26,576,586
Others [1]	5,320,722	3,891,991

	618,109,328	268,260,224

[1]	Interest on lease liabilities of \ 3,574 million and \ 2,953 million for the year ended December 31, 2022 and 2021, respectively, are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

30. Gain or Loss on Valuation and Disposal of Financial Assets measured at Amortised Costs

The detail of gain or loss on valuation and disposal of financial assets measured at amortised cost for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Gain(Loss) on valuation of financial assets measured at amortised cost
Reversal(Provision) of allowance for credit losses of loans	(22,255,908)	(16,414,879)
Reversal(Provision) of allowance for credit losses of deposits	(12,598)	105,374
Reversal(Provision) of allowance for credit losses of other financial assets	(6,901,629)	(1,060,298)
Gain(Loss) on disposal of financial assets measured at amortised cost
Gain(Loss) on disposal of loans measured at amortised cost	(6,094,227)	2,347,609

	(35,264,362)	(15,022,194)

31. Gain or Loss on Foreign Currency Transactions

The details of gain on foreign currency transactions for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Gain on foreign currency transactions	1,159,670,794	710,365,102
Gain on foreign exchange translation	103,735,617	82,888,025

	1,263,406,411	793,253,127

The details of loss on foreign currency transactions for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Loss on foreign currency transactions	1,121,891,568	719,825,583
Loss on foreign exchange translation	143,828,278	24,666,526

	1,265,719,846	744,492,109

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

32. Other Operating Income and Other Operating Expenses

The details of other operating income for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Dividend income	58,263,080	47,721,978
Distribution income	108,397,229	107,324,359
Reversal of provision for credit loss	866,708	552,679
Operating lease income	39,510,613	57,421,861
Others	15,862,203	13,859,608

	222,899,833	226,880,485

The details of other operating expenses for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Provision for credit loss	575,929	957,077
Others	26,511,442	68,030,407

	27,087,371	68,987,484

33. Selling and Administrative Expenses

(a) The details of selling and administrative expenses for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Labor Costs
Salaries	376,100,893	466,062,679
Post-employment benefits	33,430,995	21,492,051
Retirement bonus	22,686,894	619,728
Other long-term employee benefits	(454,613)	2,415,192
Employee benefits	87,485,403	81,299,860

	519,249,572	571,889,510

Other selling and administrative expenses
Employee benefits	11,528,107	9,980,170
Sales promotion expenses	754,374	3,056,724
Computer system operation expenses	51,106,507	24,436,828
Management expenses for rent	19,660,703	20,908,033
Commissions	30,021,900	25,801,889
Research and development	495,341	247,420
Advertising expenses	27,793,451	28,470,056
Depreciation	51,040,964	43,477,698
Training expenses	3,043,596	1,546,429
Amortization expenses of intangible assets	27,876,572	22,397,762
Taxes and dues	27,825,717	34,863,679
Consignment fees	7,067,745	5,296,344
Others	45,129,548	62,890,187

	303,344,525	283,373,219

	822,594,097	855,262,729

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(b) Stock Grant Agreement

The executives of the Group have stock grant agreement with KB Financial Group Inc, in which the Group settles the expense arising from the agreement with KB Financial Group Inc. The Group recognizes the expense in profit or loss as selling and administrative expenses.

The details of the share grants linked to long-term performance as at December 31, 2022, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions
Series 1-1	2010-1-1	1,231	266	Service, vesting conditions : market 40%, non-market 60%
Series 1-8	2011-1-1	1,289	365	Service, vesting conditions : market 40%, non-market 60%
Series 1-10	2012-1-1	1,976	644	Service, vesting conditions : market 40%, non-market 60%
Series 1-11	2012-6-18	708	142	Service, vesting conditions : market 40%, non-market 60%
Series 1-13	2013-1-1	3,340	1,074	Service, vesting conditions : market 40%, non-market 60%
Series 1-19	2015-2-24	1,812	584	Service, vesting conditions : market 30%, non-market 70%
Series 1-21	2016-1-1	6,671	1,744	Service, vesting conditions : market 30%, non-market 70%
Series 1-22	2016-12-30	76,379	11,628	Service, vesting conditions : market 20%, non-market 80%
Series 1-23	2017-1-9	2,299	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-24	2017-2-24	1,698	1,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-25	2017-6-1	1,511	203	Service, vesting conditions : market 30%, non-market 70%
Series 1-26	2017-9-4	1,551	1,028	Service, vesting conditions : market 20%, non-market 80%
Series 1-27	2017-8-26	2,952	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-28	2018-1-1	14,698	4,103	Service, vesting conditions : market 20%, non-market 80%
Series 1-29	2018-7-9	1,208	143	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	80,289	54,959	Service, vesting conditions : market 80%, non-market 20%
Series 1-30	2019-1-1	4,580	3,835	Service, vesting conditions : market 0%, non-market 100%
Series 1-31	2019-2-24	809	637	Service, vesting conditions : market 20%, non-market 80%
Series 1-32	2019-3-4	1,888	1,021	Service, vesting conditions : market 20%, non-market 80%
Series 1-33	2019-6-1	3,994	2,129	Service, vesting conditions : market 20%, non-market 80%
Series 1-34	2019-9-1	2,927	1,059	Service, vesting conditions : market 20%, non-market 80%
Series 1-35	2019-9-4	358	207	Service, vesting conditions : market 20%, non-market 80%
Series 1-36	2019-5-27	1,167	574	Service, vesting conditions : market 20%, non-market 80%
Series 1-37	2020-1-1	48,962	22,614	Service, vesting conditions : market 20%, non-market 80%
Series 1-38	2020-3-6	2,856	4,463	Service, vesting conditions : market 0%, non-market 100%
Series 1-39	2020-8-1	12,744	13,849	Service, vesting conditions : market 20%, non-market 80%

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Series 1-40	2021-1-1	98,808	127,009	Service, vesting conditions : market 80%, non-market 20%
Series 1-40	2021-1-1	5,675	5,675	Service, vesting conditions : market 0%, non-market 100%
Series 1-41	2021-3-4	3,591	4,786	Service, vesting conditions : market 20%, non-market 80%
Series 1-42	2021-3-15	5,190	4,671	Service, vesting conditions : market 20%, non-market 80%
Series 1-43	2021-5-27	604	298	Service, vesting conditions : market 20%, non-market 80%
Series 1-44	2021-6-1	2,904	3,460	Service, vesting conditions : market 20%, non-market 80%
Series 1-45	2021-8-1	2,276	1,615	Service, vesting conditions : market 20%, non-market 80%
Series 1-46	2021-9-1	3,201	3,376	Service, vesting conditions : market 20%, non-market 80%
Series 1-47	2022-1-1	54,170	29,010	Service, vesting conditions : market 20%, non-market 80%
Series 1-48	2022-2-17	1,926	838	Service, vesting conditions : market 20%, non-market 80%
Series 1-49	2022-3-6	928	928	Service, vesting conditions : market 0%, non-market 100%
Series 1-50	2022-5-9	2,839	920	Service, vesting conditions : market 20%, non-market 80%
Series 1-51	2022-8-1	4,683	2,053	Service, vesting conditions : market 20%, non-market 80%
Series 1-52	2022-8-16	4,029	760	Service, vesting conditions : market 20%, non-market 80%

		470,721	314,186

[1]	The number of maximum payable shares per executive as at December 31, 2022.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The details of share grants linked to short-term performance as at December 31, 2022, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions[2]
Series 2-3	2016-1-1	6,844	2,392	Proportional to service period, vesting conditions satisfied
Series 2-4	2017-1-1	27,453	14,945	Proportional to service period, vesting conditions satisfied
Series 2-5	2018-1-1	70,959	26,407	Proportional to service period, vesting conditions satisfied
Series 2-6	2019-1-1	60,039	34,480	Proportional to service period, vesting conditions satisfied
Series 2-7	2020-1-1	68,689	53,929	Proportional to service period, vesting conditions satisfied
Series 2-8	2021-1-1	69,448	69,336	Proportional to service period, vesting conditions satisfied
Series 2-9	2022-1-1	98,396	98,396	Proportional to service period, vesting conditions satisfied
Series 3-3	2016-1-1	15,036	9,438	Proportional to service period, vesting conditions satisfied
Series 3-4	2017-1-1	12,112	7,767	Proportional to service period, vesting conditions satisfied
Series 3-5	2018-1-1	25,393	9,624	Proportional to service period, vesting conditions satisfied
Series 3-6	2019-1-1	44,696	26,378	Proportional to service period, vesting conditions satisfied
Series 3-7	2020-1-1	77,112	57,391	Proportional to service period, vesting conditions satisfied
Series 3-8	2021-1-1	91,948	91,948	Proportional to service period, vesting conditions satisfied
Series 4-1	2017-12-31	191,786	21,865	Proportional to service period, vesting conditions satisfied
Series 4-2	2019-12-31	273,097	92,959	Proportional to service period, vesting conditions satisfied
Series 4-3	2020-12-31	283,365	192,737	Proportional to service period, vesting conditions satisfied
Series 4-4	2021-12-31	294,834	294,834	Proportional to service period, vesting conditions satisfied

		1,711,207	1,104,826

[1]	The number of maximum payable shares per executive as at December 31, 2022.
[2]	Number of vested shares is determined by performance and paid for a deferred payment schedule over 3 to 5 years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2022, are as follows:

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-1	3.777	—	44,859~46,663
Series 1-8	3.777	—	44,859~46,663
Series 1-10	3.777	—	44,859~46,663
Series 1-11	3.777	—	47,631~47,631
Series 1-13	3.777	—	44,859~47,631
Series 1-19	3.777	—	45,096~47,631
Series 1-21	3.777	—	43,157~50,973
Series 1-22	3.777	—	43,157~56,379
Series 1-23	3.777	—	45,096~56,379
Series 1-24	3.777	—	45,096~56,379
Series 1-25	3.777	—	45,096~56,379
Series 1-26	3.777	—	45,096~56,379
Series 1-27	3.777	—	45,096~56,379
Series 1-28	3.777	—	43,157~56,379

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-29	3.777	—	45,096~56,379
Series 1-30	3.777	—	43,157~56,379
Series 1-31	3.777	—	45,096~56,379
Series 1-32	3.777	—	41,548~44,859
Series 1-33	3.777	—	44,859~56,379
Series 1-34	3.777	—	44,859~50,973
Series 1-35	3.777	—	45,096~56,379
Series 1-36	3.777	—	44,859~50,973
Series 1-37	3.777	—	41,548~56,379
Series 1-38	3.777	43,157~50,973	43,157~46,663
Series 1-39	3.777	43,157~50,973	43,157~46,663
Series 1-40	3.777	40,757~48,322	43,157~50,973
Series 1-41	3.777	41,033~46,084	41,548~44,859
Series 1-42	3.777	39,520~44,386	41,548~44,859
Series 1-43	3.777	—	44,859~50,973
Series 1-44	3.777	39,458~44,316	41,548~44,859
Series 1-45	3.777	41,174~46,243	41,548~44,859
Series 1-46	3.777	40,609~45,608	41,548~44,859
Series 1-47	3.777	37,410~62,269	41,548~48,461
Series 1-48	3.777	35,287~39,615	39,958~43,157
Series 1-49	3.777	39,057~46,131	43,157~46,663
Series 1-50	3.777	37,824~42,464	39,958~43,157
Series 1-51	3.777	38,831~49,087	39,958~46,663
Series 1-52	3.777	38,040~42,706	39,958~43,157
Series 2-3	3.777	—	43,157~50,973
Series 2-4	3.777	—	43,157~56,379
Series 2-5	3.777	—	41,548~56,379
Series 2-6	3.777	—	41,548~56,379
Series 2-7	3.777	—	41,548~56,379
Series 2-8	3.777	—	41,548~57,941
Series 2-9	3.777	—	39,958~48,461
Series 3-3	3.777	—	43,157~50,973
Series 3-4	3.777	—	43,157~50,973
Series 3-5	3.777	—	43,157~56,379
Series 3-6	3.777	—	41,548~56,379
Series 3-7	3.777	—	41,548~56,379
Series 3-8	3.777	—	41,548~50,973
Series 4-1	3.777	—	45,096~56,379
Series 4-2	3.777	—	50,973~50,973
Series 4-3	3.777	—	46,663~50,973
Series 4-4	3.777	—	44,859~50,973

The Group used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on risk free interest rate of 1 year-KTB rate.

In relation to the above share-based arrangements, the compensation cost amounting to ~~W~~ 63,905,175 thousand and ~~W~~ 63,084,932 thousand are recorded as accrued expenses to KB Financial Group Inc. as at December 31, 2022 and 2021, respectively.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

34. Non-operating Income and Non-operating Expenses

The details of non-operating income for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Gain on disposal of property and equipment	1,499,486	170,470
Gain on disposal of investment properties	601,745	6,235,168
Gain on disposal of intangible assets	—	3,362
Reversal of impairment loss on intangible assets	394,684	2,630,059
Reversal of revaluation loss for property and equipment	72,800	—
Rent	6,280,529	7,012,044
Gain related to investments in associates	16,002,191	21,161,907
Gain on disposal of assets held for sale	8,967,270	—
Others	66,898,514	10,916,516

	100,717,219	48,129,526

The details of non-operating expenses for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Loss on disposal of property and equipment	292,841	184,710
Loss on disposal of investment properties	29,912	—
Depreciation of investment properties	468,531	487,447
Loss on disposal of intangible assets	22,000	40,656
Impairment loss on intangible assets	1,028,751	121,016
Revaluation loss for property and equipment	451,905	—
Donation	8,064,498	7,064,214
Loss related to investments in associates	12,962,791	6,678,563
Others	60,064,385	36,783,589

	83,385,614	51,360,195

35. Tax Expense and Deferred Tax

The details of income tax expense for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Current tax
Current tax on profits for the year	60,368,151	214,168,680
Adjustments in respect of prior years	(1,091,538)	2,530,896
Deferred tax
Origination and reversal of temporary differences	41,473,246	11,962,477
Tax recognized directly in equity
Gain or loss on valuation for financial assets at FVOCI	(2,162,640)	(4,008,037)
Shares of other comprehensive income of associates	244,705	(67)
Gain on revaluation of property and equipment	(12,328,212)	—
Remeasurements of net defined benefit liabilities	(1,040,964)	848,738
Foreign operations translation	(8,817,090)	(3,571,779)
Hedge of net investments in foreign operations	1,823,373	4,962,342
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	(13,967,207)	(5,202,092)
Tax effect derived from group’s income tax system	2,997,367	(3,938,930)

Income tax expense	67,499,191	217,752,228

Reconciliations of profit before tax and tax expense for the years ended December 31, 2022 and 2021, are as follows:

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2022	2021
Profit before tax (A)	262,326,853	818,043,644

Tax based on statutory rate	63,021,098	214,600,002
Adjustments
Non-deductible expense	4,321,064	5,549,618
Non-taxable income	(3,968,641)	(1,197,227)
Changes in deferred tax assets (liabilities) that have not been recognized	(8,763,046)	(14,833,564)
Effect from tax reduction and credit	(201,610)	(81,033)
Adjustment in respect of prior years	(1,091,537)	2,530,896
Tax effect from group’s income tax system	2,997,367	(3,938,930)
Changes in tax rate	2,045,539	—
Others	9,138,957	15,122,466

Tax expense (B)	67,499,191	217,752,228

Effective tax rate (B/A)	25.73%	26.62%

The changes in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	142,086	(5,167)	—	136,919
Commissions income	4,622,730	3,180,864	—	7,803,594
Financial assets at FVOCI	(79,210,178)	(4,561,632)	(2,162,640)	(85,934,450)
Defined benefit obligation	19,501,520	(640,015)	(1,040,964)	17,820,541
Other long-term employee benefits	2,098,484	(196,781)	—	1,901,703
Financial assets at FVTPL	55,244,765	139,967,430	—	195,212,195
Financial liabilities at FVTPL	(49,107,485)	(244,071,368)	(13,967,207)	(307,146,060)
Accrued expenses	75,757,563	(21,294,658)	—	54,462,905
Dividends (specific overseas company)	10,545,651	(1,126,588)	—	9,419,063
Accrued income	(22,988,746)	(1,787,714)	—	(24,776,460)
Property and equipment	(9,782,627)	75,168	(12,328,212)	(22,035,671)
Provisions for asset retirement obligation	2,199,329	133,270	—	2,332,599
Investments in associates and subsidiaries	1,747,824	(1,911,192)	—	(163,368)
Derivatives	(57,458,767)	102,627,090	—	45,168,323
Loans	1,584,488	20,228	—	1,604,716
Intangible assets	(20,530,350)	297,978	—	(20,232,372)
Plan assets	(4,206,052)	912,075	—	(3,293,977)
Advance depreciation provision	(2,501,796)	90,974	—	(2,410,822)
Interest related to loan for construction	(64,951)	6,099	—	(58,852)
Others	40,214,857	11,912,773	—	52,127,630

Subtotal	(32,191,655)	(16,371,166)	(29,499,023)	(78,061,844)
Unrecognized deferred tax assets (liabilities) of the Parent Company	(3,604,707)	(612,030)	—	(4,216,737)

Deferred tax assets (liabilities) of the Parent Company, net [1]	(28,586,948)	(15,759,136)	(29,499,023)	(73,845,107)
Deferred tax assets of subsidiaries	—	1,289,260	—	1,289,260
Deferred tax liabilities of subsidiaries	(2,825,915)	42,620	—	(2,783,295)
Changes in deferred tax assets due to adjustment of consolidation	14,534,394	10,491,306	(6,749,012)	18,276,688

Deferred tax assets of the Group	—	1,289,260	—	1,289,260

Deferred tax liabilities of the Group	(16,878,469)	(5,225,210)	(36,248,035)	(58,351,714)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, which is applicable to the forecasted period when the temporary differences are reversed.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	142,086	—	—	142,086
Commissions income	5,354,729	(731,999)	—	4,622,730
Financial assets at FVOCI	(77,700,924)	2,498,783	(4,008,037)	(79,210,178)
Defined benefit obligation	19,879,337	(1,226,555)	848,738	19,501,520
Other long-term employee benefits	1,637,421	461,063	—	2,098,484
Financial assets at FVTPL	(36,226,370)	91,471,135	—	55,244,765
Financial liabilities at FVTPL	83,623,426	(127,528,819)	(5,202,093)	(49,107,485)
Accrued expenses	68,421,675	7,335,888	—	75,757,563
Dividends (specific overseas company)	10,809,313	(263,662)	—	10,545,651
Accrued income	(22,546,280)	(442,466)	—	(22,988,746)
Property and equipment	(9,816,743)	34,116	—	(9,782,627)
Provisions for asset retirement obligation	2,231,568	(32,239)	—	2,199,329
Investments in associates and subsidiaries	(643,340)	2,391,164	—	1,747,824
Derivatives	(70,377,421)	12,918,654	—	(57,458,767)
Loans	170,188	1,414,300	—	1,584,488
Intangible assets	(20,771,808)	241,458	—	(20,530,350)
Plan assets	(5,129,321)	923,269	—	(4,206,052)
Advance depreciation provision	(2,560,369)	58,573	—	(2,501,796)
Interest related to loan for construction	(68,829)	3,878	—	(64,951)
Others	35,891,000	4,323,857	—	40,214,857

Subtotal	(17,680,662)	(6,149,602)	(8,361,391)	(32,191,655)
Unrecognized deferred tax assets (liabilities) of the Parent Company	(3,304,176)	(300,531)	—	(3,604,707)

Deferred tax assets (liabilities) of the Parent Company, net [1]	(14,376,486)	(5,849,071)	(8,361,391)	(28,586,948)
Deferred tax assets of subsidiaries	—	—	—	—
Deferred tax liabilities of subsidiaries	(689,208)	(2,136,707)	—	(2,825,915)
Changes in deferred tax assets due to adjustment of consolidation	10,149,702	2,994,197	1,390,495	14,534,394

Deferred tax assets of the Group	—	—	—	—

Deferred tax liabilities of the Group	(4,915,992)	(4,991,581)	(6,970,896)	(16,878,469)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, which is applicable to the forecasted period when the temporary differences are reversed.

Temporary differences which were not recognized due to uncertainty of their realization as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Taxable temporary difference
Investments in subsidiaries	117,273,403	85,576,474
Intangible assets	58,888,990	58,888,990
Others	445,550	445,550

	176,607,943	144,911,014

Deductible temporary difference
Commission (local subsidiary)	7,512,805	7,512,805
Dividends (specific overseas company)	35,543,632	38,347,821
Investments in subsidiaries	20,188,708	18,755,689
Others	2,705,305	2,705,305

	65,950,450	67,321,620

	110,657,493	77,589,394

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of income taxes that are charged or credited directly to equity for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Recognized in other comprehensive income
Gain or loss on valuation for financial assets at FVOCI	(39,698)	(4,768,491)
Shares of other comprehensive income of associates	244,705	(67)
Gains on revaluation of property and equipment	(12,328,212)	—
Remeasurements of net defined benefit liabilities	(1,040,964)	848,738
Foreign operations translation	(8,817,090)	(3,571,779)
Hedge of net investments in foreign operations	1,823,373	4,962,342
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	(13,967,207)	(5,202,092)
Reclassified to profit or loss
Gain or loss on valuation for financial assets at FVOCI	(2,122,942)	760,454

	(36,248,035)	(6,970,895)

36. Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortised cost. Measurement policies for each category of financial assets and financial liabilities are disclosed in Note 2, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at amortised cost	Financial asset measured at fair value through other comprehensive income	Totals
Financial Assets
Cash and deposits	—	4,537,576,194	—	4,537,576,194
Financial Assets at FVTPL	29,549,677,944	—	—	29,549,677,944
Derivatives	1,724,310,258	—	—	1,724,310,258
Equity instruments at FVOCI	—	—	687,825,614	687,825,614
Debt instruments at FVOCI	—	—	4,112,728,624	4,112,728,624
Loans measured at amortised cost	—	8,907,503,612	—	8,907,503,612
Other financial assets	—	2,687,932,514	—	2,687,932,514

	31,273,988,202	16,133,012,320	4,800,554,238	52,207,554,760

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2022
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	—	10,088,600,213	—	—	10,088,600,213
Financial liabilities designated at FVTPL	2,082,979,265	—	—	—	2,082,979,265
Derivative financial liabilities	2,310,859,900	—		11,616,190	2,322,476,090
Deposit liabilities	—	—	6,799,233,076	—	6,799,233,076
Borrowings	—	—	23,523,195,868	—	23,523,195,868
Other financial liabilities	—	—	2,389,541,471	—	2,389,541,471

	4,393,839,165	10,088,600,213	32,711,970,415	11,616,190	47,206,025,983

	2021
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at amortised cost	Financial asset measured at fair value through other comprehensive income	Totals
Financial Assets
Cash and deposits	—	3,834,048,675	—	3,834,048,675
Financial Assets at FVTPL	34,182,334,301	—	—	34,182,334,301
Derivatives	817,518,307	—	—	817,518,307
Equity instruments at FVOCI	—	—	447,232,312	447,232,312
Debt instruments at FVOCI	—	—	3,392,645,494	3,392,645,494
Loans measured at amortised cost	—	7,186,208,182	—	7,186,208,182
Other financial assets	—	3,661,821,845	—	3,661,821,845

	34,999,852,608	14,682,078,702	3,839,877,806	53,521,809,116

	2021
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	—	9,160,923,652	—	—	9,160,923,652
Financial liabilities designated at FVTPL	2,825,922,918	—	—	—	2,825,922,918
Derivative financial liabilities	857,388,295	—	—	17,253,447	874,641,742
Deposit liabilities	—	—	8,391,075,183	—	8,391,075,183
Borrowings	—	—	24,649,381,850	—	24,649,381,850
Other financial liabilities	—	—	3,484,650,271	—	3,484,650,271

	3,683,311,213	9,160,923,652	36,525,107,304	17,253,447	49,386,595,616

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

37. Financial Instruments

37.1 Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities as at December 31, 2022 and 2021, are as follows:

	2022		2021
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and deposits [2]	4,537,576,194	4,537,576,194	3,834,048,675	3,834,048,675
Financial assets at FVTPL [1]	29,549,677,944	29,549,677,944	34,182,334,301	34,182,334,301
Derivative financial assets [1]	1,724,310,258	1,724,310,258	817,518,307	817,518,307
Financial assets at FVOCI	4,800,554,238	4,800,554,238	3,839,877,806	3,839,877,806
Loans measured at amortised cost	8,907,503,612	8,885,090,216	7,186,208,182	7,193,418,373
Other financial assets[2]	2,687,932,514	2,687,932,514	3,661,821,845	3,661,821,845

	52,207,554,760	52,185,141,364	53,521,809,116	53,529,019,307

	2022		2021
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Deposit liabilities [2]	6,799,233,076	6,799,233,076	8,391,075,183	8,391,075,183
Financial liabilities at FVTPL	2,082,979,265	2,082,979,265	2,825,922,918	2,825,922,918
Financial liabilities designated at FVTPL[1]	10,088,600,213	10,088,600,213	9,160,923,652	9,160,923,652
Derivative financial liabilities[1]	2,322,476,090	2,322,476,090	874,641,742	874,641,742
Borrowings	23,523,195,868	23,460,054,713	24,649,381,850	24,636,652,379
Other financial liabilities[2]	2,389,541,471	2,389,541,471	3,484,650,271	3,484,650,271

	47,206,025,983	47,142,884,828	49,386,595,616	49,373,866,145

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates are presented at their book amounts.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

37.2 Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	Fair value using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices)

Level 3	Fair value using inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The observable input is generally used to the Fair value measurement. However, if an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

(a)	Fair value hierarchy of financial instruments measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	6,264,846,729	19,561,321,806	2,437,013,557	28,263,182,092
Financial assets at FVTPL - equity instruments	499,336,398	568,075,509	219,083,945	1,286,495,852
Derivative financial assets[1]	98,643,416	1,504,891,727	120,775,115	1,724,310,258
Financial assets at FVOCI	5,025,406	4,372,289,778	423,239,054	4,800,554,238

	6,867,851,949	26,006,578,820	3,200,111,671	36,074,542,440

Financial liabilities
Financial liabilities at FVTPL	2,082,979,265	—	—	2,082,979,265
Financial liabilities designated at FVTPL[1]	35,687,313	1,811,403,735	8,241,509,165	10,088,600,213
Derivative financial liabilities[1]	423,867,393	1,121,066,848	777,541,849	2,322,476,090

	2,542,533,971	2,932,470,583	9,019,051,014	14,494,055,568

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	7,098,545,069	24,218,855,218	1,766,441,297	33,083,841,584
Financial assets at FVTPL - equity instruments	380,241,477	585,355,259	132,895,981	1,098,492,717
Derivative financial assets[1]	68,654,003	539,055,644	209,808,660	817,518,307
Financial assets at FVOCI	20,989,065	3,450,533,070	368,355,671	3,839,877,806

	7,568,429,614	28,793,799,191	2,477,501,609	38,839,730,414

Financial liabilities
Financial liabilities at FVTPL	2,825,922,918	—	—	2,825,922,918
Financial liabilities designated at FVTPL[1]	36,937,827	1,294,944,846	7,829,040,979	9,160,923,652
Derivative financial liabilities[1]	198,052,673	508,125,157	168,463,912	874,641,742

	3,060,913,418	1,803,070,003	7,997,504,891	12,861,488,312

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

37.3 Valuation techniques and inputs classified by Level 2

The details of the valuation techniques and inputs classified by Level 2 as at December 31, 2022 and 2021 are as follows:

(in thousands of Korean won)	2022	Valuation techniques	Inputs
Financial assets at FVTPL	20,129,397,315	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,504,891,727	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	4,372,289,778	DCF Model	Discount rate, Interest rate and others

	26,006,578,820

Financial liabilities designated at FVTPL	1,811,403,735	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	1,109,450,658	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	11,616,190	DCF Model	Discount rate, exchange rate and others

	2,932,470,583

(in thousands of Korean won)	2021	Valuation techniques	Inputs
Financial assets at FVTPL	24,804,210,477	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	539,055,644	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	3,450,533,070	DCF Model	Discount rate, Interest rate and others

	28,793,799,191

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Financial liabilities designated at FVTPL	1,294,944,846	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	490,871,710	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	17,253,447	DCF Model	Discount rate, exchange rate and others

	1,803,070,003

37.4 Level 3 of the Fair Value Hierarchy Disclosure

(a)	Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of the Group. Unobservable inputs are produced by the external appraiser or internal valuation system and the Group reviews the adequacy of inputs. The risk management council reviews the adequacy of the assessment methodology and valuation method of external appraiser and the internal valuation. The agenda of the risk management council is to be reported or approved by the risk committee.

(b)	Changes in Recurring Fair Value Measurements Categories of the Fair Value hierarchy

The changes in financial instruments with Level 3 fair value for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	1,899,337,278	368,355,671	41,344,748	(7,829,040,979)
Total gains or losses
Profit or loss	(70,107,637)	—	(666,119,493)	563,317,417
Other comprehensive income	—	54,800,585	—	60,520,089
Purchases	1,182,931,242	82,798	23,525,783	—
Sales	(361,277,691)	—	(59,177,496)	—
Issues	—	—	(14,796,230)	(5,222,820,340)
Settlements	—	—	18,455,954	4,186,514,648
Transfer within levels [1]	5,214,310	—	—	—
Ending balance	2,656,097,502	423,239,054	(656,766,734)	(8,241,509,165)

[1]	Transfer within levels are occurred due to the change in the availability of observable market data on the financial instruments.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	2,243,728,926	309,827,598	306,841,321	(9,214,284,213)
Total gains or losses
Profit or loss	(1,738,868)	—	(66,664,335)	63,081,409
Other comprehensive income	—	39,940,672	—	(5,445,079)
Purchases	882,820,430	18,587,401	3,952,205	—
Sales	(1,227,448,847)	—	(169,985,927)	—
Issues	—	—	(32,516,161)	(8,233,127,666)
Settlements	—	—	—	9,560,734,570
Transfer within levels [1]	1,975,637	—	(282,355)	—

Ending balance	1,899,337,278	368,355,671	41,344,748	(7,829,040,979)

[1]	Transfer within levels are occurred due to the change in the availability of observable market data on the financial instruments.

In relation to changes in Level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date are included in the statements of comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments[1]	(84,556,890)	—	(558,677,313)	726,467,752
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI[2]	—	54,800,585	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk[2]	—	—	—	56,580,809

	(84,556,890)	54,800,585	(558,677,313)	783,048,561

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

	2021
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments[1]	(27,667,310)	—	(109,925,653)	105,096,746
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI[2]	—	39,940,672	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk[2]	—	—	—	6,607,886

	(27,667,310)	39,940,672	(109,925,653)	111,704,632

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(c)	Valuation techniques and the Inputs classified by Level 3

Valuation techniques and inputs for level 3 financial instruments are as follows:

	2022
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	10,127,847	DCF model, Closed Form, Monte Carlo	Price of underlying asset, interest rate,	Underlying asset volatility	0.22 ~ 0.25	Proportional
					Correlation	-0.37 ~ 0.73	Proportional
	Other derivative linked securities	162,897,287	Simulation, Hull and White,	discount rate, dividend ratio,	Underlying asset volatility	0.25 ~ 0.33	Proportional
			Black-Scholes Model, Net asset value, etc.	volatility of underlying assets, correlation of underlying assets,	Correlation	0.12 ~ 0.93	Proportional
	Other OTC derivative linked contract	231,308,457			Underlying asset volatility	0.19 ~ 0.36	Proportional
				volatility of interest rate, probability of default	Correlation	-0.60 ~ 0.76	Proportional
	Debt instruments	2,032,679,966			Underlying asset volatility	0.24 ~ 0.36	Proportional
	Equity instruments[1]	219,083,945			Discount rate	0.08 ~ 0.23	Inversely proportional
Derivative financial assets (trading)		120,775,115			Underlying asset volatility	0.10 ~ 0.59	Proportional
					Correlation	-0.60 ~ 0.93	Proportional
Financial assets at FVOCI	Equity instruments	423,239,054	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.11 ~ 0.13	Inversely proportional

		3,200,111,671

Financial liabilities designated at FVTPL	Equity-linked securities sold	6,726,257,399	DCF model, Closed Form, Monte Carlo	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.19 ~ 0.59	Proportional
					Correlation	-0.60 ~ 0.80	Proportional
	Derivatives linked securities sold	1,321,382,570	Simulation, Hull and White, Black-Scholes Model, Net asset	dividend ratio, volatility of underlying assets, correlation of	Underlying asset volatility	0.01 ~ 1.19	Proportional
					Correlation	-0.50 ~ 0.93	Proportional
	Other OTC derivatives linked contract sold[1]	193,869,196	value, etc.	underlying assets, volatility of interest rate, probability of	Underlying asset volatility	0.19 ~ 0.32	Proportional
				default	Correlation	-0.60 ~ 0.73	Proportional
Derivative financial liabilities (trading)		777,541,849			Underlying asset volatility	0.09 ~ 1.19	Proportional
					Correlation	-0.60 ~ 0.93	Proportional

		9,019,051,014

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Other derivative linked securities	29,067,962	DCF model, Closed Form, Monte Carlo Simulation, Hull and	Price of underlying asset, interest rate,	Underlying asset volatility	0.26 ~ 0.54	Proportional
					Correlation	0.08 ~ 0.90	Proportional
	Other OTC derivative linked contract	99,015,526	White, Black-Scholes Model, Net asset value, etc.	discount rate, dividend ratio, volatility of underlying assets,	Underlying asset volatility	0.16 ~ 0.26	Proportional
					Correlation	-0.60 ~ 0.77	Proportional
	Debt instruments	1,638,357,809		correlation of underlying assets,	Underlying asset volatility	0.14 ~ 0.30	Proportional
	Equity instruments[1]	132,895,981		volatility of interest rate, probability of	Discount rate	0.10 ~ 0.25	Inversely proportional
Derivative financial assets (trading)		209,808,660		default	Underlying asset volatility	0.03 ~ 0.81	Proportional
					Correlation	-0.60 ~ 0.90	Proportional
Financial assets at FVOCI	Equity instruments	368,355,671	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.11 ~ 0.15	Inversely proportional

		2,477,501,609

Financial liabilities designated at	Equity-linked securities sold	6,117,086,280	DCF model, Closed Form, Monte Carlo Simulation, Hull and	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.15 ~ 0.81	Proportional
FVTPL			White, Black-Scholes	dividend ratio,	Correlation	-0.60 ~ 0.88	Proportional
	Derivatives linked securities sold	1,567,907,416	Model, Net asset value, etc.	volatility of underlying assets, correlation of underlying assets,	Underlying asset volatility	0.01 ~ 0.81	Proportional
					Correlation	-0.48 ~ 0.90	Proportional
	Other OTC derivatives linked contract sold[1]	144,047,283		volatility of interest rate, probability of default	Underlying asset volatility	0.15 ~ 0.30	Proportional
					Correlation	-0.60 ~ 0.74	Proportional
Derivative financial liabilities (trading)		168,463,912			Underlying asset volatility	0.05 ~ 0.81	Proportional
					Correlation	-0.60 ~ 0.90	Proportional

		7,997,504,891

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

(d)	Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument as at December 31, 2022 and 2021, are as follows.

	2022
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	19,476,498	(16,155,942)	—	—
Derivative financial assets [1]	17,639,228	(18,599,459)	—	—
Financial assets at FVOCI [2]	—	—	31,718,711	(21,878,733)

	37,115,726	(34,755,401)	31,718,711	(21,878,733)

Financial liabilities
Financial liabilities designated at FVTPL[1]	94,000,806	(97,663,062)	—	—
Derivative financial liabilities [1]	48,696,201	(46,355,477)	—	—

	142,697,007	(144,018,539)	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

[1]	Measured by changes in fair value based on the increased or decreased unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

	2021
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	7,774,418	(6,273,350)	—	—
Derivative financial assets [1]	19,235,324	(19,935,240)	—	—
Financial assets at FVOCI [2]	—	—	26,761,121	(18,444,528)

	27,009,742	(26,208,590)	26,761,121	(18,444,528)

Financial liabilities
Financial liabilities designated at FVTPL[1]	78,355,694	(82,796,956)	—	—
Derivative financial liabilities [1]	31,113,821	(29,105,058)	—	—

	109,469,515	(111,902,014)	—	—

[1]	Measured by changes in fair value based on the increased or decreased unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

(e)	Day 1 Profit and Loss

If the Group uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year, and the changes in the balance of this difference, are as follows:

(in thousands of Korean won)	2022	2021
Balances at the beginning of the year (A)	93,995,795	70,759,191
Incurred during the year (B)	111,326,521	176,475,408
Amounts recognized in profit or loss during the year (C)	(121,945,132)	(153,238,804)
Balances at the end of year (A+B+C)	83,377,184	93,995,795

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

37.5 Fair value hierarchy of financial instruments which the fair value is disclosed

(a)	The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	8,885,090,216	8,885,090,216
Financial liabilities
Borrowings	—	—	23,460,054,713	23,460,054,713

[1]

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that are used book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	7,193,418,373	7,193,418,373
Financial liabilities
Borrowings	—	—	24,636,652,379	24,636,652,379

[1]

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that are used book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

(b)	Valuation techniques and inputs

Valuation technique and inputs
Cash and deposits	The fair value of cash is the same as the book amount. The book amount is used as a substitute value of fair value for the majority of deposits consisting of overnight deposits and deposits with variable interest rate.
Loans measured at amortised cost	The fair values are calculated by discount rate considering market interest rates and borrower’s credit risk on expected cash flows.
Deposit liabilities and borrowings	The book amount is used as a substitute value of fair value for demand deposit liabilities, bank overdrafts and call money. With regard to the other deposits and borrowings, the fair values are calculated by discount rate considering residual risks at market interest rates on contractual cash flows.
Other financial assets and liabilities	The book amount is used as a substitute value of fair value instead of applying DCF due to the relatively short-term or indefinite maturity. However, DCF method is applied for several long-term receivables or payables.

37.6 Derecognition of financial assets

The Group continues to recognize bonds sold under repurchase agreements and securities lending agreement, because the Group transferred the financial asset, but the assets does not meet the derecognition criteria. Due to the nature of transaction that bonds sold under repurchase agreements has repurchase condition with fixed price and securities lending agreement contains the retransfer back condition by the end of lending period, the Group has almost all risks and rewards related to the ownership of the financial assets.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

As at December 31, 2022 and 2021, relevant information about transferred financial assets which do not qualify for derecognition are as follows:

	2022
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	3,728,769,734	52,098,066	2,234,882,535	—
Carrying amount of related liabilities	3,559,217,505	—	2,121,560,622	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2022, the accrued interests related to debt securities of ~~W~~22,779 million is excluded.

	2021
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	8,452,138,400	253,040	1,990,336,464	—
Carrying amount of related liabilities	8,253,574,637	—	1,893,044,535	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2021, the accrued interests related to debt securities of ~~W~~51,550 million is excluded.

Meanwhile, the Group provided additional credit enhancements such as purchase agreements in addition to recourse limited to transferred assets to subsidiaries established for asset securitization purposes.

Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2022 and 2021, are as follows:

(In thousands of Korean won)		2022	2021
Underlying assets	Financial assets at fair value through profit or loss	309,013,708	169,478,418
	Loans measured at amortized cost[1]	1,883,227,454	1,366,231,908

		2,192,241,162	1,535,710,326

Associated liabilities	Debentures	2,039,393,029	1,534,364,063

[1]	The amounts disclosed in above table are before deduction of allowances.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38. Financial Risk Management

38.1 Summary

38.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, liquidity risk, market risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for assessing and managing the risks and net operating capital ratio management. Additional quantitative information is disclosed throughout these notes to financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, liquidity risk, market risk, operational risk, and credit concentration risk are recognized as the Group’s key risks. These risks are measured and managed by quantifying regulatory capital and VaR (Value at Risk) using a statistical method.

38.1.2 Risk Management Organization

(a) Board of Directors

Board of Directors are the ultimate decision-making authority that appoint and dismiss risk management committee, establish and amend the risk management committee policies, establish the Group’s criteria for risk limit, decide on basic policy of risk management, and approve large-scale investments.

(b) Risk management committee

The risk management committee consists of more than three directors appointed by the Board of Directors (including more than a half of external director). The risk management committee executes the operations delegated by board of directors in accordance with risk management committee policy

(c) Risk management council

Risk management council consists of members by appointing Company’s executives, including the director, who is responsible for risk management, compliance, planning/management. Also the organization is delegated by risk management committee to perform deliberation/resolution for major policies and matters related to the risk.

(d) Risk management department

Risk management department carries out practical tasks, required for risk management of the Group, such as supporting the risk management committee, reporting the Group’s risk level and computing net operating capital ratio.

38.1.3 Risk Management System

In order to establishing risk management structure, the Group built the total risk management system, ERMS (Enterprise Risk Management System), which is designed for reasonable price valuation against risks and the management of risk limitation to raise the soundness of assets and allocate resources efficiently. Moreover, the Group performs business with risk management basis in mainly by constructing RAPM (Risk Adjusted Performance Measure) and enlarging the portion of performance evaluation.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.1.4 Risk Management Strategy and Policy

As an allocation of risk capital and risk limit establishment process, the risk capital is allocated through resolution of risk management committee meetings, and the amount of risk capital is anticipated for each risk sector, business sector and department by reflecting annual management strategy and business plans.

38.2 Credit Risk

38.2.1 Overview of Credit Risk

The Group is exposed to certain level of credit risk and the credit risk is the risk of possible loss to portfolio due to counterparty’s credit event and breach of covenant. Credit risk exposure occurs in investment activities such as loans, debt instruments, derivative transactions, and non-trading accounts, or can exist in relating to off-balance accounts.

38.2.2 Credit Risk Management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. If the trading department of the Group wants to deal with the counterparty that may cause the credit risk, the trading department submit product management plan and application in advance to get approval by the risk management council and the risk management committee. The deal is executed when the approval by the risk management council and the risk management committee is completed. Credit risk limit depends on 1) standard credit risk limit, 2) concentration limit on the same person and 3) credit rating and additional limit may be added by the trading department. In addition, credit VaR is measured in addition to the credit management listed above and credit VaR due to the internal model is operated by the credit manager measurement system of the risk metrics group. Limit management is performed on a daily basis and stress test is performed on a regular basis and in case of excess of the limit, trading department expedite the process with the procedure set by the risk management department.

38.2.3 Maximum Exposure to Credit Risk

The maximum exposure of credit risk related to the off-balance as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Agreement to purchase the commercial papers [1]	894,200,000	576,882,291
Guarantees and loan commitment	1,511,552,415	1,292,884,469

	2,405,752,415	1,869,766,760

[1]	As at December 31, 2022 and 2021, asset-backed short-term bonds amounting to ~~W~~ 556,400 million and ~~W~~ 101,660 million, respectively, held by the Group, are included.

The Group does not disclose financial assets (except above contracts) whose carrying amount represents the maximum exposure to credit risk.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.2.4 Credit Risk Concentration Analysis

(a) Loans measured at amortised cost

Most of counterparties of loan transactions, before considering collaterals and other credit reinforcements, are concentrated in Korea. The ratios of loans to individuals and corporations and related allowances as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	3,013,311,847	33.57	(5,309,305)	3,008,002,542
Corporations	5,963,136,067	66.43	(63,634,997)	5,899,501,070

	8,976,447,914	100.00	(68,944,302)	8,907,503,612

	2021
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	3,156,085,093	43.42	(29,651)	3,156,055,442
Corporations	4,112,430,576	56.58	(82,277,836)	4,030,152,740

	7,268,515,669	100.00	(82,307,487)	7,186,208,182

The details of the Group’s loans measured at amortised cost by industry as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	3,286,456,276	36.61	(27,120,284)	3,259,335,992
Manufacturing	467,421,330	5.21	(3,551,434)	463,869,896
Service	1,314,159,811	14.64	(27,974,937)	1,286,184,874
Others	895,098,650	9.97	(4,988,342)	890,110,308
Individuals	3,013,311,847	33.57	(5,309,305)	3,008,002,542

	8,976,447,914	100.00	(68,944,302)	8,907,503,612

	2021
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	1,571,228,558	21.62	(16,021,282)	1,555,207,276
Manufacturing	462,775,654	6.37	(7,778,553)	454,997,101
Service	1,404,940,209	19.33	(33,292,623)	1,371,647,587
Others	673,486,155	9.27	(25,185,379)	648,300,776
Individuals	3,156,085,093	43.41	(29,650)	3,156,055,443

	7,268,515,669	100.00	(82,307,487)	7,186,208,182

(b) Deposits, Securities (except equity instruments) and Derivatives

Most of deposits, securities (except equity instruments) and derivatives, before considering collaterals and other credit reinforcements, are concentrated in securities issued in Korea. The details of the Group’s securities (except equity instruments) by industry as at December 31, 2022 and 2021, are as follows:

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2022
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	4,538,086,485	100.00	(645,224)	4,537,441,261

	4,538,086,485	100.00	(645,224)	4,537,441,261

Securities at FVTPL
Government and government funded institutions	10,302,987,449	36.51	—	10,302,987,449
Banking and insurance	9,839,206,275	34.87	—	9,839,206,275
Others	8,076,449,164	28.62	—	8,076,449,164

	28,218,642,888	100.00	—	28,218,642,888

Derivatives financial assets
Government and government funded institutions	1,596,038	0.09	—	1,596,038
Banking and insurance	1,690,445,757	98.04	—	1,690,445,757
Others	32,268,463	1.87	—	32,268,463

	1,724,310,258	100.00	—	1,724,310,258

Securities at FVOCI
Government and government funded institutions	449,958,939	10.94	—	449,958,939
Banking and insurance	2,493,923,434	60.64	—	2,493,923,434
Others	1,168,846,251	28.42	—	1,168,846,251

	4,112,728,624	100.00	—	4,112,728,624

	38,593,768,255		(645,224)	38,953,123,031

	2021
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	3,834,681,126	100.00	(632,624)	3,834,048,502

	3,834,681,126	100.00	(632,624)	3,834,048,502

Securities at FVTPL
Government and government funded institutions	12,403,754,293	37.69	—	12,403,754,293
Banking and insurance	12,204,363,089	37.09	—	12,204,363,089
Others	8,300,357,806	25.22	—	8,300,357,806

	32,908,475,188	100.00	—	32,908,475,188

Derivatives financial assets
Banking and insurance	805,813,795	98.57	—	805,813,795
Others	11,704,512	1.43	—	11,704,512

	817,518,307	100.00	—	817,518,307

Securities at FVOCI
Government and government funded institutions	411,524,232	12.13	—	411,524,232
Banking and insurance	2,019,245,794	59.52	—	2,019,245,794
Others	961,875,467	28.35	—	961,875,467

	3,392,645,493	100.00	—	3,392,645,493

	40,953,320,114		(632,624)	40,952,687,490

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.2.5 Credit Quality of Financial Assets

(a) Loans measured at amortised cost

Loans measured at amortised cost as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	2,201,520,418	—	—	—	—	2,201,520,418
Grade 2	3,627,589,800	—	—	—	—	3,627,589,800
Grade 3	48,465,895	30,000,000	—	—	—	78,465,895
Grade 4	37,203,171	—	—	—	—	37,203,171
Grade 5	—	—	18,356,784	—	—	18,356,784

	5,914,779,284	30,000,000	18,356,784	—	—	5,963,136,068

Retails
Grade 1	2,917,664,910	—	—	—	—	2,917,664,910
Grade 2	90,276,978	—	—	—	—	90,276,978
Grade 3	—	—	—	—	—	—
Grade 4	60,654	—	—	—	—	60,654
Grade 5	—	—	5,309,306	—	—	5,309,306

	3,008,002,542	—	5,309,306	—	—	3,013,311,848

Loans measured at FVTPL
Corporates
Grade 1	—	—	—	—	44,489,203	44,489,203
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	44,489,203	44,489,203

	8,922,781,826	30,000,000	23,666,090	—	44,489,203	9,020,937,119

[1]	The amounts disclosed in above table are before deduction of allowances

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	1,642,413,537	—	—	—	—	1,642,413,537
Grade 2	2,315,042,944	37,000,000	—	—	—	2,352,042,944
Grade 3	9,775,000	20,000,000	—	—	—	29,775,000
Grade 4	36,959,224	2,000,000	—	—	—	38,959,224
Grade 5	—	—	49,239,870	—	—	49,239,870

	4,004,190,705	59,000,000	49,239,870	—	—	4,112,430,575

Retails
Grade 1	3,154,795,577	—	—	—	—	3,154,795,577
Grade 2	1,256,577	—	—	—	—	1,256,577
Grade 3	—	—	—	—	—	—
Grade 4	3,289	—	—	—	—	3,289
Grade 5	—	—	29,651	—	—	29,651

	3,156,055,443	—	29,651	—	—	3,156,085,094

Loans measured at FVTPL
Corporates
Grade 1	—	—	—	—	175,366,396	175,366,396
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	175,366,396	175,366,396

	7,160,246,148	59,000,000	49,269,521	—	175,366,396	7,443,882,065

[1]	The amounts disclosed in above table are before deduction of allowances

Ranges	Corporates	Retails
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	Below CC	Below 12 grade

The effect of measured credit risk which released the credit risk due to enhancement of collateral and other credit supplements secured for loans as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	7,643,969	—	—	—	—	7,643,969
Real estate	290,470,326	—	208,363	—	—	290,678,689
Securities	6,366,812,101	—	—	—	—	6,366,812,101

	6,664,926,396	—	208,363	—	—	6,665,134,759

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	6,774,307	—	—	—	—	6,774,307
Real estate	452,414,459	—	208,363	—	—	452,622,823
Securities	5,091,901,577	—	—	—	—	5,091,901,577

	5,551,090,343	—	208,363	—	—	5,551,298,706

(b) Securities (debt instruments)

Securities (debt instruments) that are exposed to credit risks as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	3,262,409,959	—	—	—	—	3,262,409,959
Grade 2	836,531,848	—	—	—	—	836,531,848
Grade 3	13,786,817	—	—	—	—	13,786,817
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	4,112,728,624	—	—	—	—	4,112,728,624

[1]	Before deduction of allowances

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	2,423,690,840	—	—	—	—	2,423,690,840
Grade 2	955,435,698	—	—	—	—	955,435,698
Grade 3	13,518,956	—	—	—	—	13,518,956
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	3,392,645,494	—	—	—	—	3,392,645,494

[1]	Before deduction of allowances

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The Group’s standard for credit quality of securities(except equity investments) linked to credit rating presented by 3rd party credit rating institutions is as follows.

	Domestic			Foreign
Credit Quality	KIS	NICE	FnPricing	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- To AA-	A- To AA-	A- To AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Below BB-	Below BB-	Below BB-	Below B	Below B	Below B2

The classification of credit quality for debt instruments in Korean won is based on lowest credit rating among the one of three domestic credit rating institutions and the classification of credit quality for debt instruments in foreign currency is based on lowest credit rating among the one of three foreign credit rating institutions

(c) Deposits

The credit quality of deposits as at December 31, 2022 and 2021, are as follows:

2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	4,538,221,418	—	—	—	4,538,221,418
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	4,538,221,418	—	—	—	4,538,221,418

[1]	Before deduction of allowances

2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	3,834,681,299	—	—	—	3,834,681,299
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	3,834,681,299	—	—	—	3,834,681,299

[1]	Before deduction of allowances

The Group’s standard for credit quality of deposits is same as the one of debt securities.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(d) Commitments

The credit quality of commitments as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	431,461,335	—	—	—	431,461,335
Grade 2	937,138,592	31,731,909	—	—	968,870,501
Grade 3	32,238,671	—	—	—	32,238,671
Grade 4	416,781,907	—	—	—	416,781,907
Grade 5	—	—	—	—	—

	1,817,620,505	31,731,909	—	—	1,849,352,414

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	612,916,750	17,282,291	—	—	630,199,041
Grade 2	820,660,660	—	—	—	820,660,660
Grade 3	24,706,778	—	—	—	24,706,778
Grade 4	394,200,281	—	—	—	394,200,281
Grade 5	—	—	—	—	—

	1,852,484,470	17,282,291	—	—	1,869,766,760

(e) Other receivables from securities transactions

Other receivables from securities transactions, which are classified as other financial assets, as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Other receivables related to proprietary trading	182,035,890	104,074,769
Other receivables related to brokerage Transactions	2,002,456,540	2,635,657,555

The Group recognizes receivables and payables between Korea Exchange (Clearing and Settlement Organization) and customers regarding securities brokerage transactions on the trade date. The Group is exposed to credit risks between the trade date and settlement date relating to investment brokerage business, which is standardized by related regulations (generally less than two business days from the trade date). As a central counterparty, Korea Exchange mitigates the payment default risk by managing collective fund for default loss, and the Group mitigates customer default risk through margin requirements system. Also, if the customers can not pay by the settlement date, the Group can collect the receivables through covering. Therefore, credit risk that the Group actually bears is linked to the price fluctuation risk of securities between the trade date and the settlement date.

The Group recognizes assets and liabilities on trade date for regular-way transactions and is exposed to the market risk and credit risk between trade date and settlement date.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.3 Liquidity Risk

38.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: Up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

38.3.2 Liquidity Risk Management Policy

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short-, medium- and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. Meanwhile, additional details of unused funding arrangement to reduce liquidity risk that the Group holds at its discretion are discussed in Note 41.

38.3.3 Analysis on Remaining Contractual Maturities of Financial Liabilities

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases.

The remaining contractual maturities of financial liabilities as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,082,979,265	—	—	—	—	—	2,082,979,265
Financial liabilities designated at FVTPL [1]	10,088,600,213	—	—	—	—	—	10,088,600,213
Derivatives (trading) [2]	2,310,859,900	—	—	—	—	—	2,310,859,900
Derivatives (hedge)	—	10,070,190	422,620	—	1,123,380	—	11,616,190
Deposit liabilities [3]	6,799,233,076	—	—	—	—	—	6,799,233,076
Borrowings	7,771,843,528	6,482,377,184	3,141,089,345	4,570,503,698	1,780,651,651	19,855,119	23,766,320,525
Other financial liabilities	16,349,365	2,183,847,861	8,689,578	29,369,004	93,934,508	10,625,818	2,342,816,134
Guaranteed payments and commitment [4]	1,849,352,415	—	—	—	—	—	1,849,352,415

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Group might pay the maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, they are classified on the basis of the earliest period when those agreements may be executed.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,825,922,918	—	—	—	—	—	2,825,922,918
Financial liabilities designated at FVTPL [1]	9,160,923,652	—	—	—	—	—	9,160,923,652
Derivatives (trading) [2]	857,388,295	—	—	—	—	—	857,388,295
Derivatives (hedge)	—	9,122,400	—	7,215,920	915,127	—	17,253,447
Deposit liabilities [3]	8,391,075,183	—	—	—	—	—	8,391,075,183
Borrowings	8,448,833,366	9,370,162,500	1,289,202,707	3,045,919,342	2,715,034,226	2,105,718	24,871,257,860
Other financial liabilities	3,376,026	3,324,090,215	4,941,525	22,583,280	87,055,423	26,482,744	3,468,529,213
Guaranteed payments and commitment [4]	1,869,766,760	—	—	—	—	—	1,869,766,760

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Group might pay the maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, they are classified on the basis of the earliest period when those agreements may be executed.

38.4 Market Risk

38.4.1 Overview of Market Risk

Market risk refers to the risk that the value of a position held by the Group may fluctuate due to price fluctuations of market factors such as stock, interest rates, foreign exchange rates, commodity and others.

Market risk is daily managed by establishing the limitations considering products’ natures such as position limitations, loss limitations, VaR limitations, sensitivity limitations (duration, delta, gamma, vega, others) and others. Relevant business procedures are processed by written regulations and guidelines.

38.4.2 Value at Risk (“VaR”)

The Exposure to market risk is measured by the Value at Risk (VaR). VaR is the potential loss that can occur in the holding position when the market price moves in an adverse direction within a given confidence level for a given holding period in the normal market.

Historical simulation model is used to calculate 10days VaR. Historical simulation model is based on past changes of market variables without assuming a specific probability distribution.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The Group uses the 10-day return of the past two-year time series of the asset risk factor and uses the 99% confidence level of the two-year time series of the portfolio. 10days VaR that is under 99% of confidence level that the Group uses reflects reported daily losses as VaR does not exceed with 99% chance.

The average, minimum and maximum amount of the Group’s VaR (99%, 10 days) as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2022
Total VaR	35,197,541	60,205,109	18,655,089	20,195,624

	2021
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2021
Total VaR	27,533,895	44,103,782	13,303,234	32,812,682

38.4.3 Risk Management by Market Risk Factors

The Group’s market risk is comprised of interest rate risk, foreign exchange rate risk and stock price risk.

(a) Stock price risk

Stock price risk arises in the Group’s foreign currency stocks and Korean won stocks.

Hedging instruments of Equity Linked Security and Equity Linked Warrant comprise most of stock trading portfolio and certain security proprietary trading is composed of trading securities on the exchange, futures contracts maturing in a month or two, and others under the restriction of position limitation, sale at loss, loss limitation, and others. Marketable stocks among non-trading positions and stock beneficiary certificates are included in stock price risk and market VaR is computed.

Risk management council allocates position and loss limitations, and risk management department monitors asset management department’s possible breach of limitations and other special matters on a daily basis.

(b) Interest rate risk

Trading position interest rate risk usually arises from debt instruments denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt instruments arising from changes in interest rates.

The product prices of the Group’s trading accounts are disclosed daily. The risks related to trading accounts are managed by using market value based method such as market VaR and sensitivity analysis.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

(c) Foreign exchange rate risk

Foreign exchange rate risk arises through ownership of assets and liabilities, denominated in currencies other than Korean won, from non-trading positions, or through foreign currency forward agreements, currency swaps and foreign currency trading securities.

The Group computes foreign currency position’s net position regularly to follow the Regulation on Financial Investment Business and reports to the supervisory body.

Also, the Group manages the risk for total position exposed to foreign exchange rate including non-trading position by using market price base method such as market VaR and sensitivity analysis.

38.4.4 Risk Management by Interest Rate Risk Factors

The Group closely monitors markets and the outputs of the various industry working groups that manage the transition to the new interest rate indicator, including statements made by the IBOR regulator and various consultative councils related to the transition to alternative interest rates.

In response to these announcements, the Group established an IBOR-related response plan consisting of workflows such as risk management, accounting, tax, law, computerization, and customer management, and completed most of the conversions and replacements accordingly. The Chief Financial Officer (CFO) is responsible for the planning and progress management, and important matters are reported to the Board of Directors.

The purpose of the plan is to identify the impacts and risks associated with interest rate indicator reform within the business, and to prepare and implement an action plan to facilitate the transition to an alternative indicator interest rate. The Group aims to complete the response plan by the end of June, 2023.

The carrying amount of financial instruments that have not been converted to an alternative indicator interest rate as of December 31, 2022 and 2021 are as follows:

(in thousands of Korean won)	2022	2021
	Exposure amount [1] USD LIBOR	Exposure amount [1] USD LIBOR
Measured at amortised cost
Loans	7,482,357	7,035,224
Measured at fair value
Financial assets at FVTPL(non-derivative)	—	4,694,580
Financial liabilities at FVTPL(derivative)	—	103,221,786

[1]	Financial instruments that will expire before conversion to an alternative indicator interest rate are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

38.5 Operational Risk

38.5.1 Concept

The Group defines operational risk to the extent of financial risk and non-financial risks incurred by unreasonable or wrong internal process, labor, system and external incidents.

38.5.2 Operational Risk Management

The purpose of operational risk management is control activity through continuous improvement of internal controls, performing proactive preventive control, proliferation of culture of risk management by establishing internal control that could respond quickly against change of business environment. OMRS (Operational Risk Management System), supports performing overall risk management such as recognition of operational risk, evaluation and monitoring. Periodically, through RCSA (Risk Control Self Assessment), management of KRI (Key Risk Indicator), management of data loss and related preparation of countermeasures, it controls the risks in advance, as well as collecting data for future advanced management method.

38.6 Capital Management

Main purpose of the capital risk management of the Group is optimizing use of capital and sustaining healthy financial status in order to maximize shareholder value. The Group has performed capital risk management through estimating net capital ratio based on ‘Capital Market and Financial Investment Business Act’, enforced in February 2009.

Net capital ratio is the net capital minus the total risk amount divided by the essential equity to sustain per each business unit. [(Net capital – total risk amounts) / essential equity to sustain per each business unit]. This formula is calculated based on the financial statements amount.

The net capital is calculated by subtracting deductible items and including additional item from financial investor’s net asset (asset-liability) as at date. The deductible item refers any asset that is difficult to be converted into cash immediately such as property, plant and equipment. The adding item includes that any item that recorded as liability without redemption obligation, internal reserves against future losses, items that redeemable in kind and items that function of complemental capital.

Total amount of risk is quantification of all of possible losses from operation of business for financial investor. Quantified amounts of market risks by possible losses due to fluctuation of stock price; interest and exchange rates of the securities that the investment firms held; credit risk amounts from breach of contract by the counterparties and possible losses due to accidents, errors, illegal conduct, any other potential losses from deteriorated condition for operation.

According to the Financial Investment Act, the regulation requires that net capital ratio must be maintained above 100% for the appropriation of the capital and it is required to improve the management if the financial investment firm does not meet the regulation for the net capital ratio.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

39. Offsetting Financial Assets and Financial Liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements or similar agreement with the Group’s derivative counterparties. The Group also enters into repurchase agreements and securities borrowing and lending agreements similar to the master netting agreement for derivatives. Master netting agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes.

	2022
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,800,627,070	—	1,800,627,070	1,240,440,412	194,397,457	365,789,201
Securities purchased under reverse repurchase agreements	730,100,000	—	730,100,000	730,100,000	—	—
Other receivables [4]	1,985,950,659	1,897,820,808	88,129,851	—	—	88,129,851
Other receivables (Payment and settlement)	26,385,142	26,385,142	—	—	—	—

	4,543,062,871	1,924,205,950	2,618,856,921	1,970,540,412	194,397,457	453,919,052

Financial liabilities
Derivatives liabilities, others [1]	3,357,495,348	—	3,357,495,348	2,658,744,222	83,836,686	614,914,440
Securities sold under reverse resale agreements [2]	6,231,390,409	—	6,231,390,409	6,231,390,409	—	—
Securities sold [3]	2,082,979,265	—	2,082,979,265	2,082,979,265	—	—
Other payables [4]	1,954,742,873	1,897,820,808	56,922,065	—	—	56,922,065
Other payables (Payment and settlement)	27,716,059	26,385,142	1,330,917	—	—	1,330,917

	13,654,323,954	1,924,205,950	11,730,118,004	10,973,113,896	83,836,686	673,167,422

[1]	Both of derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]	The offsetting amounts of bonds and debts arising from transactions occurring on the same day between the Korea Exchange and the Group in relation to the client’s consignment trading is included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	846,411,930	—	846,411,930	544,286,051	235,743,401	66,382,478
Securities purchased under reverse repurchase agreements	442,100,000	—	442,100,000	442,100,000	—	—
Other receivables [4]	2,317,397,927	2,307,527,540	9,870,387	—	—	9,870,387
Other receivables (Payment and settlement)	105,464,571	99,790,621	5,673,950	—	—	5,673,950
Receivable unsettled spot exchange	237,030,000	—	237,030,000	237,030,000	—	—

	3,948,404,428	2,407,318,161	1,541,086,267	1,223,416,051	235,743,401	81,926,815

Financial liabilities
Derivatives liabilities, others [1]	1,483,107,954	—	1,483,107,954	1,050,325,766	75,252,991	357,529,197
Securities sold under reverse resale agreements [2]	13,531,208,950	—	13,531,208,950	13,531,208,950	—	—
Securities sold [3]	2,825,922,918	—	2,825,922,918	2,825,922,918	—	—
Other payables [4]	2,712,412,451	2,307,527,540	404,884,911	—	—	404,884,911
Other payables (Payment and settlement)	99,790,621	99,790,621	—	—	—	—
Payable unsettled spot exchange	237,100,000	—	237,100,000	237,100,000	—	—

	20,889,542,894	2,407,318,161	18,482,224,733	17,644,557,634	75,252,991	762,414,108

[1]	Both of derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]	The offsetting amounts of bonds and debts arising from transactions occurring on the same day between the Korea Exchange and the Group in relation to the client’s consignment trading is included.

40. Lease

40.1 The amounts recognized in the consolidated statement of financial position

The amounts related to lease recognized in the consolidated statement of financial position as at December 31, 2022 and 2021, are as follows;

(in thousands of Korean won)	2022	2021
Right-of-use assets [1]
Buildings	76,580,927	73,419,498
Vehicles	2,258,588	1,570,194
Others	1,005,513	1,710,375

	79,845,028	76,700,067

Lease liabilities	125,593,239	127,992,813

[1]	The amount is included in property and equipment in the consolidated statement of financial position.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

40.2 The amounts recognized in the consolidated statement of profit or loss

The amounts related to lease recognized in the consolidated statement of profit or loss for the year ended December 31, 2022 and 2021, are as follows

(in thousands of Korean won)	2022	2021
Depreciation of the right-of-use assets
Buildings	24,022,595	16,115,606
Vehicles	1,188,483	1,176,069
Others	1,081,530	1,281,970

	26,292,608	18,573,645

Interest income from lease receivables (included in financial income)	1,084,287	1,615,695
Interest expense to lease liabilities (included in financial cost)	3,573,738	2,953,182
Lease payment for leases for which the underlying asset is of low value (included in administrative expenses, not-include lease for short-term period)	1,141,427	986,405
Variable lease payments which are not included in the measurement of lease liabilities (included in administrative expenses)	126,576	256,363

The total cash outflows for leases in 2022 and 2021 are ~~W~~ 33,554 million and ~~W~~ 34,917 million, respectively.

40.3 As a Lessor : Financial Lease

As at December 31, 2022 and 2021, total investment on financial lease and present value of minimum lease payments and unrealized interest income of financial lease are as follows:

(in thousands of Korean won)	2022	2021
Total Investment on lease	35,135,664	41,127,430
Net Investment on lease	32,271,624	37,179,103
Present value of minimum lease payments	32,271,624	37,179,103
Unrealized interest income	2,864,040	3,948,327

40.4 As a Lessor : Operating Lease

As at December 31, 2022 and 2021, future minimum lease receipts expected under non-cancellable lease contracts are as follows:

(in thousands of Korean won)	2022	2021
Within 1 year	32,399,049	50,784,062
1 - 5 years	127,788,610	231,084,324
Over 5 years	170,691,730	272,652,305

	330,879,389	554,520,691

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

41. Contingent Liabilities and Commitments

As at December 31, 2022 and 2021, the Group is involved in pending lawsuits, are as follows:

	2022		2021
(in thousands of Korean won)	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	33	202,977,447	21	176,352,560
Plaintiff	8	177,971,745	9	163,067,109

The Group expects that these lawsuits do not have significant impact on the financial position.

The Group has entered into various agreements with financial institutions as at December 31, 2022 and 2021, are as follows:

		Credit line
(in thousands of Korean won)	Financial institution	2022	2021
Overdraft (including daily overdraft)	Kookmin Bank and others	530,000,000	530,000,000
General loan	Kookmin Bank	40,000,000	40,000,000
Securities underwriting loan	KSFC	600,000,000	700,000,000
Working capital loan (general)	KSFC	475,000,000	375,000,000
Note trading at a discount (general)	KSFC	300,000,000	300,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	500,000,000	850,000,000
Securities underwriting financing	KSFC	1,710,000,000	1,500,000,000

The guarantees and various commitment as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Agreement to purchase commercial papers [1]	337,800,000	576,882,291
Loan agreements	6,650,000	30,000,000
Credit line agreements	1,028,048,939	817,405,672
LOC and Investment commitments	476,853,476	445,478,798

	1,849,352,415	1,869,766,761

[1]	According to the above arrangement, the Group holds the asset-backed short-term bonds amounting to ~~W~~556,400 million and ~~W~~101,660 million as at December 31, 2022 and 2021, respectively.

The Group has been provided with ~~W~~10,731 million and ~~W~~12,678 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as at December 31, 2022 and 2021, respectively.

The securities in custody as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021	Valuation method
Trustor securities	200,379,840,702	155,890,031,762	Fair value
Saver securities	308,762,230	232,748,017	Fair value
Beneficiary securities	35,441,473,205	32,356,219,560	Standard selling price

	236,130,076,137	188,478,999,339

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

The Group, as a selling company of qualitied investor private equity fund that aims to lend money to corporations (borrowers) investing in apartment rental business for disabled people in Australia, intermediated ~~W~~ 326.5 billion of trusts and funds to the individuals and institutional investors. However, the local borrower’s breach of the contract makes the fund inoperable and there is a possibility of loss of principal.

As at December 31, 2022, three lawsuits were filed to the Group as a defendant. On February 7, 2023, in one case, the first-instance verdict of the trial ordering the payment of a total of ~~W~~ 29.8 billion and delayed interest thereon was announced, but there is a possibility that the conclusion is changed in the upper court, and the other two cases are still in the first instance. The Group has reflected in its financial statements the results of the first-instance verdict handed down on February 7, 2023, as an adjusting event after the reporting period, and has incorporated the related litigation provision liabilities into its consolidated financial statements as at December 31, 2022.

Meanwhile, the Group has filed a lawsuit against JB Asset Management Co., Ltd, the fund management company, for compensation, and the first trial is currently in progress.

42. Related Party Transactions

KB Financial Group Inc. owns 100% of ordinary shares of the KB Securities Co., Ltd. as at December 31, 2022 and 2021.

Significant balances, excluding loan and borrowing transactions, with related parties as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022		2021
	Receivables	Payables	Receivables	Payables
The Parent Company
KB Financial Group Inc.	116,502,545	66,137,149	84,740	106,320,356
Others
Kookmin Bank	76,123,515	154,551,304	65,935,574	56,100,555
KB Asset Management Co., Ltd.	1,479	32,643,821	1,747	32,815,772
KB Real Estate Trust Co., Ltd.	—	622	—	522
KB Investment Co., Ltd.	627,295	236	154,405	121
KB Credit Information Co., Ltd.	—	147	—	2,719
KB Data System Co., Ltd.	856,887	43,007	179,879	235,328
KB Life Insurance Co., Ltd.	685,561	381,241	790,282	380,519
KB Kookmin Card Co., Ltd.	50,551	7,572,851	142,366	7,390,861
KB Savings Bank Co., Ltd.	—	552	—	399
KB Capital Co., Ltd.	96,317	2,380,696	92,710	1,489,116
KB Insurance Co., Ltd	52,388,172	20,353,598	7,512,920	2,967,593
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Co., Ltd.)[1]	329,563	651,994	378,566	717,402
KB Wisestar Private Real Estate Fund Investment Trust No. 1	7,292	—	7,811	59,551,609
Other funds	206,781	19,141,815	2,566,825	4,718,031

[1]	Changed company name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Significant transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

	2022		2021
(in thousands of Korean won)	Revenue	Expenses	Revenue	Expenses
Associates
KB-Stonebridge Secondary Private Equity Fund	705,744	—	549,714	—
KB-SJ Tourism Venture Fund	209,347	—	278,571	—
KB-SP Private Equity Fund IV	210,945	—	388,931	—
KB Special Purpose Acquisition Company No.17 [1]	—	—	—	1,067,588
KB Special Purpose Acquisition Company No.18 [1]	—	—	5,886	—
KB Special Purpose Acquisition Company No.19 [1]	—	—	36,244	—
KB Special Purpose Acquisition Company No.20 [1]	—	—	67,917	—
KB Bio Private Equity Fund III Ltd. [1]	4,034,553	—	323,836	—
K The fifteenth Real Estate Investment Trust [1]	—	—	500,000	—
Keystone-Hyundai Sec. No.1 Private Equity Fund [1]	—	—	42,637	—
KB-Brain KOSDAQ Scale-Up Fund	422,946	—	514,119	—
KB-KDBC New Technology Business Investment Fund	129,289	—	189,998	—
KBTS Technology Venture Private Equity Fund	185,355	—	285,290	—
KB-UTC Inno-Tech Venture Fund	449,015	—	471,466	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	561,064	—	1,198,196	—
KB SPROTT Renewable Private Equity Fund I	345,339	—	487,500	—
KB Material and Parts No. 1 PEF	352,500	—	352,500	—
KB-KTB Technology Venture Fund	599,726	—	—	—
KB-GeneN Medical Venture Fund 1	76,392	—	—	—
KB-BridgePole Venture Investment Fund	117,986	—	—	—
KB-Kyobo New Mobility Power Fund	68,825	—	—	—
KB Special Purpose Acquisition Company No.21	1,731,563	—	—	—
THE CHAEUL FUND NO.1 [2]	81,844	—	—	—
KB Special Purpose Acquisition Company No.22	1,157,075	—	—	—
KB-NP Green ESG New Technology Venture Capital Fund	435,147	—	—	—
KB Special Purpose Acquisition Company No.23	1,476,465	—	—	—
The Parent Company
KB Financial Group Inc.	484,732	20,241	689,158	15,168
Others
Kookmin Bank	187,822,727	274,544,619	114,540,036	117,174,822
KB Asset Management Co., Ltd.	9,069	1,679,427	9,821	1,108,009
KB Real Estate Trust Co., Ltd.	936	3,010	760	5
KB Investment Co., Ltd.	1,902,935	4	616,501	1
KB Credit Information Co., Ltd.	221	3	218	2,482
KB Data System Co., Ltd.	955	1,120,617	823	1,348,880
KB Life Insurance Co., Ltd.	113,129	37,855	322,568	327,902
KB Kookmin Card Co., Ltd.	68,448	561,990	111,626	679,936
KB savings bank Co., Ltd.	831	14	227	4,610

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2022		2021
(in thousands of Korean won)	Revenue	Expenses	Revenue	Expenses
KB Capital Co., Ltd.	305,322	41,981	344,413	478
KB Insurance Co., Ltd	68,091,902	67,731,685	889,407	5,459,994
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Co., Ltd.) [3]	644,336	1,004,150	614,560	747,319
KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	8,719,917	10,297,783	—
Other funds	18,649,158	11,988,579	5,305,247	510,087
Retirement pension	771,613	—	598,028	—
The Group
Employees	344,870	—	321,649	—

[1]	These companies are excluded from related parties during the year ended December 31, 2022 or 2021. The transaction amounts are up to the date of the exclusion.
[2]	Changed company name from SKS IB NEW M&T FUND NO.1 to THE CHAEUL FUND NO.1 for the year ended December 31, 2022.
[3]	Changed company name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

Significant loan and borrowing transactions with related parties for the years ended December 31, 2022 and 2021 are as follows:

	2022
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Associates
KB Special Purpose Acquisition Company No.17[1]	Hybrid bond with securities-like features	999,500	—	(999,500)	—	—
KB Special Purpose Acquisition Company No.18[1]	Hybrid bond with securities-like features	3,058,774	—	(3,058,774)	—	—
KB Special Purpose Acquisition Company No.19[1]	Hybrid bond with securities-like features	2,090,861	—	(2,090,861)	—	—
KB Special Purpose Acquisition Company No.20[1]	Hybrid bond with securities-like features	3,135,222	—	—	—	3,135,222
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities-like features	—	1,490,000	—	1,469,063	2,959,063
KB Special Purpose Acquisition Company No.22	Hybrid bond with securities-like features	—	990,000	—	982,075	1,972,075
KB Special Purpose Acquisition Company No.23	Hybrid bond with securities-like features	—	1,495,000	—	1,476,465	2,971,465
KB Special Purpose Acquisition Company No.24	Hybrid bond with securities-like features	—	6,975,000	—	—	6,975,000
Others
Kookmin Bank	Deposits [2]	537,191,788	—	—	330,346,210	867,537,998

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

	2022
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
	Borrowings	124,560,300	885,820,653	(868,303,453)	—	142,077,500
The Group
Employees	Loans to employees	14,940,376	2,324,900	(5,624,383)	—	11,640,893

[1]	These companies are not related party as at December 31, 2022.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

	2021
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Associates
KB Special Purpose Acquisition Company No.17	Hybrid bond with securities-like features	2,067,088	—	—	(1,067,588)	999,500
KB Special Purpose Acquisition Company No.18	Hybrid bond with securities-like features	3,052,888	—	—	5,886	3,058,774
KB Special Purpose Acquisition Company No.19	Hybrid bond with securities-like features	2,054,617	—	—	36,244	2,090,861
KB Special Purpose Acquisition Company No.20	Hybrid bond with securities-like features	3,067,305	—	—	67,917	3,135,222
Others
Kookmin Bank	Deposits [1]	466,390,869	—	—	70,800,919	537,191,788
	Borrowings	97,651,298	756,358,434	(729,449,432)	—	124,560,300
The Group
Employees	Loans to employees	19,064,459	2,490,240	(6,614,323)	—	14,940,376

[1]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

Other transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In thousands of Korean won)	2022
	Contribution	Collection and others
Associates
KB Special Purpose Acquisition Company No.17 [1]	—	500
KB Special Purpose Acquisition Company No.18 [1]	—	1,000
KB Special Purpose Acquisition Company No.19 [1]	—	1,000
KB Special Purpose Acquisition Company No.20 [1]	—	1,000
KB Special Purpose Acquisition Company No.21	10,000	—
KB Special Purpose Acquisition Company No.22	10,000	—
KB Special Purpose Acquisition Company No.23	5,000	—
KB Special Purpose Acquisition Company No.24	25,000	—
KB New Paradigm Agriculture Venture Fund	—	625,000
KB-KDBC New Technology Business Investment Fund	—	2,600,000
KBTS Technology Venture Private Equity Fund	—	1,296,000
KB-SJ Tourism Venture Fund	—	400,000
KB Shinjasanaubo Fund	—	132,000
KB-Brain KOSDAQ Scale-Up Fund	—	4,800,000
KB SPROTT Renewable Private Equity Fund I	2,499,360	—
KB-Stonebridge Secondary Private Equity Fund	1,248,439	631,500
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	660,000	2,352,793

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Project Vanilla Co., Ltd. [1]	—	525,344
KB Bio Private Equity Fund III Ltd. [1]	—	10,000,000
KB-KTB Technology Venture Fund	4,000,000	—
KB Digital Platform Fund	5,000,000	—
KB-SOLIDUS Healthcare Investment Fund	1,000,000	—
KB-GeneN Medical Venture Fund 1	2,000,000	—
KB-BridgePole Venture Investment Fund	850,000	—
KB-Kyobo New Mobility Power Fund	3,000,000	—
JS Private Equity Fund III	1,700,000	—
Mirae Asset Mobility Investment Fund I	2,000,000	—
KB-FT 1st Green Growth Investment Fund	2,000,000	—
THE CHAEUL FUND NO.1 [2]	1,000,000	—
POSITIVE Sobujang Venture Fund No.1	2,000,000	—
KB-NP Green ESG New Technology Venture Capital Fund	3,740,000	—
Hisstory 2022 Fintech Fund	2,000,000	—
PEBBLES-MW M.C.E New Technology Investment Fund 1st	2,000,000	—
KB Star REIT	134,772,782	—
KB Bio Private Equity Investment Fund IV	7,500,000	—
Nextrade Co., Ltd.	9,700,000	—
Apollo REIT PropCo LLC [1]	19,968,049	19,968,049
Others
Star-Lord General Investors Private Real Estate Investment Company No.10	20,000,000	—
KB NA Compass Energy Private Special Asset Fund [1]	606,975	21,823,276
Meritz Private Real Estate Fund 9-2	1,486	5,306
KB Global Core Bond Securities Master Fund(Bond)	—	5,000,000
KB Global Platform Fund	3,200,000	2,460,000
KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	1,749,177
KB KBSTAR 30-Years Treasurybond Enhanced ETF [1]	—	691,351
KB Aircraft Loan Private Special Asset Fund Investment Trust No. 1	—	32,265,511
KB New Deal Innovation Fund	4,800,000	—
KB Development Blind General Private Real Estate Investment Trust No.2	3,240,000	—
KB Prime Digital Platform Fund	900,000	—
KB Secondary Plus Fund	1,180,000	—
Paramark KB Fund I	4,148,023	772,023
KB Scale-up Fund No.2	1,500,000	—
KB KBSTAR Nov 2023 Term Credit ETF	14,862,445	4,905,170

[1]	These companies are not related party as at December 31, 2022.
[2]	Changed company name from SKS IB NEW M&T FUND NO.1 to THE CHAEUL FUND NO.1 for the year ended December 31, 2022.

(In thousands of Korean won)	2021
	Contribution	Collection and others
Associates
KB New Paradigm Agriculture Venture Fund	—	2,275,000
KB KONEX Market Vitalization Fund	—	5,550,000
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,400,000
KBTS Technology Venture Private Equity Fund	880,000	1,536,000
KB-SJ Tourism Venture Fund	500,000	—
KB-Brain KOSDAQ Scale-Up Fund	3,750,000	4,050,000
KB-Stonebridge Secondary Private Equity Fund	3,788,000	1,692,584
KB-UTC Inno-Tech Venture Fund	1,695,000	375,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	3,846,000	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

KB Shinjasanaubo Fund	880,000	264,000
JR GLOBAL REIT [1]	—	65,025,000
Keystone-Hyundai Sec. No.1 Private Equity Fund [1]	—	1,925,000
K The fifteenth Real Estate Investment Trust [1]	8,600,000	8,600,000
KB Private Equity Fund III [1]	—	8
KB Bio Private Equity Fund III Ltd.	10,000,000	—
KB Global Commerce Private Equity Investment Fund	7,000,000	—
KB-KTB Technology Venture Fund	2,000,000	—
KB Bio Global Expansion Private Equity Fund No.1	15,000,000	—
KB Digital Platform Fund	4,500,000	—
KB-SOLIDUS Healthcare Investment Fund	100,000	—
Others
KB NA Compass Energy Private Special Asset Fund	1,513,600	2,056,553
Meritz Private Real Estate Fund 9-2	1,053	5,954
KB Global Core Bond Securities Master Fund(Bond)	—	15,000,000
KB Onkookmin TDF 2045 Fund	—	1,400,000
KB Global Platform Fund	5,400,000	—
KB Onkookmin Life Income RIF 20 Feeder Fund(FoFs)	—	2,500,000
KB Onkookmin Life Income RIF 40 Feeder Fund(FoFs)	—	2,500,000
KB BMO senior loan private special asset fund 2	4,477,004	—
KB Multi Alpha Plus Private Fund 1	10,000,000	—
KB KBSTAR 30-Years Treasurybond Enhanced ETF	6,311,671	5,806,617
KB Aircraft Loan Private Special Asset Fund Investment Trust No. 1	33,017,696	752,186
KB New Deal Innovation Fund	2,000,000	—
Paramark KB Fund I	680,000	—

[1]	These companies are not related party as at December 31, 2021.

Details of guarantees and assets pledged as collateral to related parties as at December 31, 2022 and 2021 are as follows:

(a) Guarantees

	Limit amount
(in thousands of Korean won)	Details	2022	2021
KB Star Galaxy Towers REIT	Funding replenishment agreement B	40,000,000	—

(b) Assets pledged as collateral

(in thousands of Korean won)	Details of assets pledged	2022		2021
		Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Kookmin Bank	Time deposits and others	173,000,000	167,000,000	173,000,000	167,000,000
	Bonds denominated in Korean won	16,541,459	20,000,000	21,183,449	20,000,000
	Investment properties	—	—	481,945,657	11,967,467

As at December 31, 2022, the Group received securities amounting to ~~W~~ 62,000 million (2021 : ~~W~~ 54,000 million) as a collateral from Kookmin bank and the Group has ~~W~~ 140,000 million (2021 : ~~W~~ 140,000 million) of credit line such as loan agreement.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of unused loan commitments provided to the related parties as at December 31, 2022 and 2021, are as follows:

(In thousands of Korean won)	Details	Amounts
		2022	2021
KBTS Technology Venture Private Equity Fund	Purchase agreements of securities	—	176,000
KB Wisestar Private Real Estate Fund Investment Trust No. 1	Purchase agreements of securities	19,000	19,000
KB SPROTT Renewable Private Equity Fund I	Purchase agreements of securities	—	3,817,225
KB-Stonebridge Secondary Private Equity Fund	Purchase agreements of securities	—	1,594,000
KB Global Platform Fund	Purchase agreements of securities	—	3,200,000
KB Global Infra Private Special Asset Fund No.5	Purchase agreements of securities	4,999,773	4,999,773
KB Global Infra Private Special Asset Fund No.6	Purchase agreements of securities	4,999,773	4,999,773
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase agreements of securities	7,644,000	8,304,000
KB BMO senior loan private special asset fund	Purchase agreements of securities	19,497	18,239
KB-KTB Technology Venture Fund	Purchase agreements of securities	4,000,000	8,000,000
Paramark KB Fund I	Purchase agreements of securities	5,944,000	9,320,000
KB New Deal Innovation Fund	Purchase agreements of securities	3,200,000	8,000,000
KB-SOLIDUS Healthcare Investment Fund	Purchase agreements of securities	3,900,000	4,900,000
KB Digital Platform Fund	Purchase agreements of securities	40,500,000	45,500,000
KB Secondary Plus Fund	Purchase agreements of securities	1,181,000	—
KB Scale-up Fund No.2	Purchase agreements of securities	8,500,000	—
KB-NP Green ESG New Technology Venture Capital Fund	Purchase agreements of securities	16,260,000	—
KB Star Galaxy Towers REIT	Purchase agreements of securities	40,000,000	—
KB Prime Digital Platform Fund	Purchase agreements of securities	3,600,000	—

The Group received credit card commitment amounting to ~~W~~ 21,000 million(~~W~~ 21,000 million as at December 31, 2021) from Kookmin Card Co., Ltd. as at December 31, 2022.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Debt instruments purchased or sold via the Group by the related party for the years ended December 31, 2022 and 2021, are as follows.

	2022
(in thousands of Korean won)	Sale	Purchase [1]
Kookmin Bank	7,341,903,732	3,791,777,742
KB Life Insurance Co., Ltd.	92,619,359	11,922,239
KB Insurance Co., Ltd	794,858,152	362,105,311
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Co., Ltd.) [2]	65,611,000	325,130,900
KB Kookmin Card Co., Ltd.	—	70,000,000
KB Capital Co., Ltd.	—	70,000,000

[1]	Debt instruments issued by the related party and purchased by the Group are included.
[2]	Changed company name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

	2021
(in thousands of Korean won)	Sale	Purchase [1]
Kookmin Bank	9,642,170,271	9,005,606,675
KB Life Insurance Co., Ltd.	272,656,940	88,646,788
KB Insurance Co., Ltd	853,998,306	446,196,491
KB Kookmin Card Co., Ltd.	—	40,000,000
KB Capital Co., Ltd.	—	130,000,000

[1]	Debt instruments issued by the related party and purchased by the Group are included.

The key management includes registered or unregistered directors, members of BOD, CFO, person in charge for internal audit and their compensation for the years ended December 31, 2022 and 2021, are as follows.

(in thousands of Korean won)	2022	2021
Short-term salaries	19,619,299	9,493,422
Post-employment benefits	654,295	579,895
Share-based payment	10,499,614	16,001,106

	30,773,208	26,074,423

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

43.	Supplemental Cash Flow Information

Adjustments for non-cash items of cash flows from operating activities for the years ended December 31, 2022 and 2021, are as follows.

(in thousands of Korean won)	2022	2021
Interest income	(1,160,030,186)	(826,686,736)
Interest expenses	618,109,328	268,260,224
Dividend income and distribution income	(58,263,080)	(47,721,978)
Tax expenses	67,499,191	217,752,228
Gains on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	(333,119,842)	(269,490,685)
Losses on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	831,544,707	418,287,034
Gains on valuation of financial assets (liabilities) designated at FVTPL	(1,034,347,105)	(602,482,365)
Losses on valuation of financial assets (liabilities) designated at FVTPL	101,117,268	170,830,700
Gains on valuation of derivative financial assets (liabilities)	(3,768,918,242)	(1,520,100,781)
Losses on valuation of derivative financial assets (liabilities)	3,949,042,388	1,675,607,385
Gains or losses on disposal of financial assets at FVOCI	16,397,562	10,811,918
Provision for allowances for loan losses	29,170,136	17,369,802
Depreciation	60,392,226	55,730,775
Amortization	27,876,572	22,397,762
Foreign currency translations	40,092,662	(58,221,499)
Others	40,749,617	50,343,825

	(572,686,798)	(417,312,391)

Changes in operating assets and liabilities of cash flows for the years ended December 31, 2022 and 2021, are as follows.

(in thousands of Korean won)	2022	2021
Deposits in financial institutions	(591,602,391)	(116,093,291)
Financial assets required to be mandatorily measured at FVTPL	4,070,185,916	(741,184,122)
Derivative financial instruments	376,528,219	(47,323,458)
Loans measured at amortised cost	(2,277,528,256)	(965,561,358)
Other assets	861,810,325	3,159,131,548
Deposit liabilities	(1,627,275,300)	690,719,218
Financial liabilities required to be mandatorily measured at FVTPL	(649,762,362)	978,686,697
Financial liabilities designated at FVTPL	1,913,770,458	(185,467,288)
Defined benefit obligation	(23,185,907)	(16,828,530)
Securities sold under repurchase agreements	(2,784,278,687)	(1,240,816,274)
Other liabilities	(1,103,619,065)	(3,249,573,025)

	(1,834,957,050)	(1,734,309,883)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Changes in liabilities of cash flows from financing activities for the years ended December 31, 2022 and 2021, are as follows.

	2022
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Others	Total
Beginning balance (net)	15,252,419,029	2,423,653,655	26,518,264	127,992,813	228,717,913	18,059,301,674
Cash Transactions	2,309,764,192	(545,885,919)	498,469	(30,267,166)	(28,794,866)	1,705,313,710
Exchanges in foreign currency	(26,690)	18,701,008	(33,330)	(279,624)	—	18,361,364
Changes in consolidation scope	454,724,863	—	29,956	141,239	—	454,896,058
Non-cash transactions	(551,182,209)	(20,362,470)	(18,118,022)	28,005,978	(32,748,036)	(594,404,760)

Ending balance(net)	17,465,699,185	1,876,106,274	8,894,337	125,593,239	167,175,011	19,643,468,046

	2021
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Others	Total
Beginning balance (net)	14,996,548,684	1,821,496,969	27,209,689	148,849,442	195,601,085	17,189,705,869
Cash Transactions	643,655,553	599,948,542	(816,464)	(32,260,777)	23,956,770	1,234,483,624
Exchanges in foreign currency	48,656,448	4,886,332	11,969	(211,878)	—	53,342,871
Changes in consolidation scope	(436,441,656)	—	—	—	—	(436,441,656)
Non-cash transactions	—	(2,678,188)	113,070	11,616,026	9,160,058	18,210,966

Ending balance(net)	15,252,419,029	2,423,653,655	26,518,264	127,992,813	228,717,913	18,059,301,674

44. Non-cash Transactions

Significant non-cash transactions from investing activities and financing activities which are not included in consolidated statements of cash flows for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Increase due to gains on valuation of financial assets at FVOCI	19,904,095	13,976,607
Replacement of investments in associates and assets held for sale	—	169,424,284

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

45. Interests in Unconsolidated Structured Entities

Information about interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Nature	Purpose	Activities	Method of financing
Asset-backed securitization	• Early cash generation through transfer of securitization assets • Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	• Fulfillment of Asset-backed securitization plan • Purchase and transfer of securitization assets • Issuance and repayment of ABS and ABCP	• Issuance of ABS and ABCP based on securitization assets
Project financing	• Granting PF loans to SOC and real estate • Granting loans to ships/ aircrafts SPC	• Construction of SOC and real estate • Building ships/ construction and purchase of aircrafts	• Loan commitments through Credit Line, providing lines of credit and investment agreements
Trust	Management of financial trusts; • Development trust • General unspecified money trust • Principal guaranteed trust	• Development, management, and disposal of trusted real estate assets • Payment of trust fees and allocation of trust profits.	• Sales of financial trusts
Investment funds	• Investment in beneficiary certificates • Investment in PEF and partnerships	• Management of fund assets • Payment of fund fees and allocation of fund profits	• Sales of beneficiary certificate instruments • Investment of managing partners and limited partners

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

Details of the size of the interest in unconsolidated structured entities and the nature of risks related are as follows:

	2022
(in thousands of Korean won)	Asset-backed securitization	Investment fund	Others	Total
Total assets of unconsolidated structured entities	16,840,274,262	26,227,955,016	13,832,783,457	56,901,012,735
Assets recognized in the consolidated financial statements of the Group
Loans	344,336,080	—	1,223,588,027	1,567,924,107
Securities	3,547,286,127	1,714,215,712	3,958,500	5,265,460,339
Investments in associates	—	259,437,774	—	259,437,774
Other assets	1,169,590	—	1,315	1,170,905

	3,892,791,797	1,973,653,486	1,227,547,842	7,093,993,125

Liabilities recognized in the consolidated financial statements of the Group
Derivatives financial assets	697,664	2,102,146	—	2,799,810
Other liabilities	51,883,899	—	238,770	52,122,669

	52,581,563	2,102,146	238,770	54,922,479

Maximum exposure to loss
Holding assets	3,892,791,796	1,973,653,486	1,227,547,842	7,093,993,124
Payment guarantee and loan commitments	358,038,047	378,815,262	—	736,853,309

	4,250,829,843	2,352,468,748	1,227,547,842	7,830,846,433

The way that the maximum exposure to loss is determined	Amount of credit offerings and purchase agreement	Amount of investment commitment	Amount of investment commitment

	2021
(in thousands of Korean won)	Asset-backed securitization	Investment fund	Others	Total
Total assets of unconsolidated structured entities	28,911,108,294	19,947,388,460	4,289,171,415	53,147,668,169
Assets recognized in the consolidated financial statements of the Group
Loans	398,657,425	—	463,524,918	862,182,343
Securities	3,613,761,414	1,482,094,992	4,995,000	5,100,851,406
Investments in associates	—	106,350,816	—	106,350,816
Derivatives financial assets	180,842	—	—	180,842
Other assets	11,226,387	—	107,631	11,334,018

	4,023,826,068	1,588,445,808	468,627,549	6,080,899,425

Liabilities recognized in the consolidated financial statements of the Group
Other liabilities	29,646,421	—	5,166,083	34,812,504

	29,646,421	—	5,166,083	34,812,504

Maximum exposure to loss
Holding assets	4,023,826,069	1,588,445,808	468,627,549	6,080,899,426
Payment guarantee and loan commitments	631,893,710	394,378,798	92,100,000	1,118,372,508

	4,655,719,779	1,982,824,606	560,727,549	7,199,271,934

The way that the maximum exposure to loss is determined	Amount of credit offerings and purchase agreement	Amount of investment commitment	Amount of investment commitment

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

46. Business Combination

As of February 14, 2022, the Group acquired 65.0% shares in PT. KB Valbury Sekurita for ~~W~~ 57,222 million in cash and incorporated it as a subsidiary.

The main reason for the business combination is to diversify the global business by entering Indonesian capital market through takeover, and to strengthen competitiveness in the global sector through business with other overseas affiliates and maximization of operational synergies.

Accounting treatment for acquisition of shares related to this business combination is as follows:

(In thousands of Korean won)
Consideration transferred	57,221,996

Assets acquired
Cash and cash equivalents	39,924,724
Deposits	1,558,581
Financial assets at fair value through profit or loss	1,712,718
Loans measured at amortised cost	30,509,425
Property and equipment	8,440,290
Investment properties	2,618,619
Current tax assets	68,213
Deferred tax assets	726,818
Other financial assets	28,546,988
Other assets	165,379

114,271,755

Liabilities assumed
Borrowings	14,286,341
Net defined benefit liabilities	2,634,640
Current tax liabilities	1,380,012
Other financial liabilities	24,497,141
Other liabilities	140,575

42,938,709

Net assets at fair value as identifiable	71,333,046
Non-controlling interest	25,180,721

Goodwill	11,069,671

The Group reflected net income of PT. KB Valbury Sekuritas as of ~~W~~ 5,100 million after the acquisition date in the consolidated statement of comprehensive income. Net cash outflow related to this business combination was ~~W~~ 17,297 million.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

47. Disposal group classified as held for sale

The Parent Company had decided to sell all shares in 498 Seventh KOR Holdco LP owned by Hanwha US Equity Strategy Private Real Estate Fund 3, a consolidated subsidiary, and 498 Seventh KOR LLC. owned by 498 Seventh KOR Holdco LP. which is consolidated subsidiary.

Accordingly, as at December 31, 2021, the Group classified the assets of 498 Seventh KOR Holdco LP and 498 Seventh KOR LLC as the disposal group classified as held for sale, and the accumulated gains and losses from overseas operations were classified as other comprehensive income for the disposal group classified as held for sale. During the previous year, the Group had entered into a share transfer agreement with JR No.28 Consignment Management Real Estate Investment Company and the sale process was completed in January 2022. As a result, the disposal group classified as held for sale is eliminated as at December 31, 2022.

As at December 31, 2022, There is no asset and liability classified as the disposal group classified as held for sale.

As of December 31, 2021, the main contents of the assets classified as the disposal group classified as held for sale were as follows, and there was no liability directly related to the disposal group classified as held for sale.

(in thousands of Korean won)	498 Seventh KOR Holdco LP.	498 Seventh KOR LLC.	Total
Disposal Group classified as held for sale
Cash and deposits	556,046	512,346	1,068,392
Investments in associates	—	169,424,284	169,424,284
Other assets	—	1,256,639	1,256,639

	556,046	171,193,269	171,749,315

As at December 31, 2021, there was no recognized impairment losses related to disposal groups classified as held for sale.

Other comprehensive incomes directly recognized relating to the disposal group classified as held for sale as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Accumulated exchange gains on foreign business transactions	—	7,670,746

48. Event after the reporting period

The Group intermediated a fund related to the apartment rental business for disabled people in Australia, but the fund was suspended due to the breach of contract by the local Australian borrower. In this regard, as at December 31, 2022, three lawsuits such as claims for recovery of unjust enrichment have been filed from institutional investors. Among three lawsuits, the first-instance verdict for the one case was announced on February 7, 2023, ordering the payment of the investment principal and delayed interest thereon. This is an adjusting event after the reporting period, and as at December 31, 2022, litigation provision liabilities for three litigation have been added to the consolidated financial statements. The specifics of the relevant litigation is described in Note 41.

Exhibit EX99.2

KB SECURITIES CO., LTD.

Separate Financial Statements

December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

The Board of Directors and Stockholder

KB Securities Co., Ltd.:

Opinion

We have audited the separate financial statements of KB Securities Co., Ltd. (“the Company”), which comprise the separate statements of financial position as of December 31, 2022 and 2021, the separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2022 and 2021, and its separate financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

1

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2023

This report is effective as of March 7, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

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KB SECURITIES Co., Ltd.

Separate Statements of Financial Position

December 31, 2022 and 2021

(in Korean won)	Notes	2022	2021
Assets
Cash and deposits	5,36,37,38	4,028,288,407,282	3,345,119,599,713
Financial assets at fair value through profit or loss	6,36,37,38	28,995,718,417,735	33,833,764,375,768
Derivative financial assets	7,36,37,38,39	1,701,970,055,618	811,015,165,800
Financial assets at fair value through other comprehensive income	8,36,37,38	4,798,845,458,840	3,838,298,230,251
Investments in subsidiaries	9	962,256,250,447	1,031,745,305,199
Investments in associates	9	200,226,065,772	129,322,034,556
Financial assets measured at amortised cost	10,36,37,38,39	6,566,785,893,434	5,430,443,815,883
Property and equipment	11,40	253,806,249,717	205,420,354,106
Investment properties	12	14,659,854,297	17,754,977,445
Intangible assets	13	185,490,560,652	170,893,377,135
Other financial assets	14,36,37,38,39	2,698,990,294,779	3,724,896,077,146
Other assets	15	243,677,135,482	31,365,019,508

Total assets		50,650,714,644,055	52,570,038,332,510

Liabilities
Deposit liabilities	16,36,37,38	6,819,371,624,902	8,400,368,429,840
Financial liabilities at fair value through profit or loss	6,36,37,38,39	12,171,579,477,522	11,986,846,570,347
Derivative financial liabilities	7,36,37,38,39	2,318,063,711,035	836,699,401,537
Borrowings	17,36,37,38,39	20,575,667,240,927	21,994,629,818,393
Net defined benefit liabilities	18	54,817,226,956	55,619,888,673
Deferred tax liabilities	35	73,845,106,780	28,586,947,555
Provisions	19,45	150,934,451,093	106,098,065,531
Other financial liabilities	20,36,37,38,39,40	2,243,572,915,000	3,310,748,094,176
Other liabilities	21	427,324,355,976	402,286,997,863

Total liabilities		44,835,176,110,191	47,121,884,213,915

Equity
Share capital	22	1,493,102,120,000	1,493,102,120,000
Hybrid securities	23	506,130,312,000	—
Other paid-in capital	24	1,479,110,085,557	1,479,110,085,557
Retained earnings	25	2,038,072,084,071	2,270,994,816,373
Other components of equity	26	299,123,932,236	204,947,096,665

Total equity		5,815,538,533,864	5,448,154,118,595

Total liabilities and equity		50,650,714,644,055	52,570,038,332,510

The above separate statements of financial position should be read in conjunction with the accompanying notes

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KB SECURITIES Co., Ltd.

Separate Statements of Profit or Loss

Years Ended December 31, 2022 and 2021

(in Korean won)	Notes	2022	2021
Operating income
Fee and commission income	27	921,810,522,457	1,167,083,027,784
Gain on valuation and disposal of financial instruments	28	10,624,381,090,948	5,524,737,738,056
Interest income	29	1,013,459,676,836	737,552,790,032
Interest income from financial instruments at FVTPL		539,707,432,644	400,472,062,945
Interest income in applying of effective interest rate		473,752,244,192	337,080,727,087
Gain on valuation and disposal of financial assets measured at amortised costs	30	3,890,158,961	3,142,534,692
Gain on foreign currency transactions	31	1,256,489,183,394	777,874,300,249
Other operating income	32	156,781,049,046	150,533,956,215

		13,976,811,681,642	8,360,924,347,028

Operating expenses
Fee and commission expense	27	166,378,277,250	171,249,369,130
Loss on valuation and disposal of financial instruments	28	10,997,065,263,414	5,550,779,222,945
Interest expense	29	501,613,636,678	212,429,224,934
Loss on valuation and disposal of financial assets measured at amortised cost	30	14,818,638,031	7,008,606,947
Loss on foreign currency transactions	31	1,256,540,975,538	745,735,017,357
Selling and administrative expenses	33	769,850,286,492	821,513,424,479
Other operating expenses	32	53,748,010,547	45,721,673,439

		13,760,015,087,950	7,554,436,539,231

Operating profit		216,796,593,692	806,487,807,797
Non-operating income	34	93,582,812,809	58,834,512,565
Non-operating expenses	34	79,836,928,036	53,117,324,403

Profit before income tax		230,542,478,465	812,204,995,959
Income tax expense	35	60,247,522,429	214,559,285,270

Profit for the year		170,294,956,036	597,645,710,689

The above separate statements of profit or loss should be read in conjunction with the accompanying notes

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KB SECURITIES Co., Ltd.

Separate Statements of Comprehensive Income

Years Ended December 31, 2022 and 2021

(in Korean won)	Notes	2022	2021
Profit for the year		170,294,956,036	597,645,710,689

Other comprehensive income(loss)
Items that will not be reclassified to profit or loss
Net gains on valuation of equity instruments at fair value through other comprehensive income	8,26	27,415,825,649	27,779,973,437
Fair value changes on financial liabilities designated at fair value due to own credit risk	6,26	38,855,084,533	13,714,607,803
Remeasurements of the net defined benefit liabilities	18,26	2,744,359,393	(2,237,583,109)
Revaluation of property and equipment		35,572,043,723	—
Items that may be subsequently reclassified to profit or loss
Net losses on valuation of debt instrument at fair value through other comprehensive income	8,26	(10,149,158,628)	(17,213,330,222)

Other comprehensive income for the year, net of tax		94,438,154,670	22,043,667,909

Total comprehensive income for the year		264,733,110,706	619,689,378,598

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes

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KB SECURITIES Co., Ltd.

Separate Statements of Changes in Equity

Years Ended December 31, 2022 and 2021

			Other paid in capital
	Share Capital	Hybrid Securities	Share Premium	Other Equity	Retained Earnings	Other Components of Equity	Total Equity
Balance at January 1, 2021	1,493,102,120,000	—	1,142,353,750,001	336,756,335,556	1,873,327,831,871	182,924,702,569	5,028,464,739,997
Dividends	—	—	—	—	(200,000,000,000)	—	(200,000,000,000)
Revaluation of property and equipment	—	—	—	—	21,273,813	(21,273,813)	—
Total comprehensive income
Profit for the year	—	—	—	—	597,645,710,689	—	597,645,710,689
Other comprehensive income	—	—	—	—	—	22,043,667,909	22,043,667,909

Balance at December 31, 2021	1,493,102,120,000	—	1,142,353,750,001	336,756,335,556	2,270,994,816,373	204,947,096,665	5,448,154,118,595

Balance at January 1, 2022	1,493,102,120,000	—	1,142,353,750,001	336,756,335,556	2,270,994,816,373	204,947,096,665	5,448,154,118,595
Issuance of hybrid securities	—	506,130,312,000	—	—	—	—	506,130,312,000
Dividends of hybrid securities	—	—	—	—	(3,479,007,437)	—	(3,479,007,437)
Dividends	—	—	—	—	(400,000,000,000)	—	(400,000,000,000)
Revaluation of property and equipment	—	—	—	—	261,319,099	(261,319,099)	—
Total comprehensive income
Profit for the year	—	—	—	—	170,294,956,036	—	170,294,956,036
Other comprehensive income	—	—	—	—	—	94,438,154,670	94,438,154,670

Balance at December 31, 2022	1,493,102,120,000	506,130,312,000	1,142,353,750,001	336,756,335,556	2,038,072,084,071	299,123,932,236	5,815,538,533,864

The above separate statements of changes in equity should be read in conjunction with the accompanying notes

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KB SECURITIES Co., Ltd.

Separate Statements of Cash Flows

Years Ended December 31, 2022 and 2021

(in Korean won)	Notes	2022	2021
Cash flows from operating activities
Cash generated from operating activities
Profit for the year		170,294,956,036	597,645,710,689
Adjustment for non-cash items	43	(547,044,387,464)	(403,257,010,550)
Changes in operating assets and liabilities	43	(382,676,653,008)	(1,030,962,895,682)

		(759,426,084,436)	(836,574,195,543)
Interest received		1,103,052,980,271	772,606,668,847
Interest paid		(448,730,584,509)	(207,095,952,914)
Dividends received		47,165,956,301	43,971,420,825
Income taxes paid		(204,006,008,899)	(211,038,080,224)

Net cash used in operating activities		(261,943,741,272)	(438,130,139,009)

Cash flows from investing activities
Decrease in long-term deposit held by bank		498,550,000,000	446,123,655,200
Acquisition of financial assets at fair value through other comprehensive income		(5,425,088,782,074)	(4,678,242,030,749)
Disposal of financial assets at fair value through other comprehensive income		4,476,887,646,352	4,731,871,208,238
Acquisition of investments of subsidiaries and associates	9	(488,146,088,553)	(478,351,517,738)
Disposal of investment of subsidiaries and associates	9	474,612,192,592	167,726,385,796
Acquisition of property and equipment	11	(22,279,332,929)	(22,944,798,945)
Disposal of property and equipment	11	2,763,680,568	683,373,612
Acquisition of intangible assets	13	(43,838,228,413)	(36,580,886,688)
Disposal of intangible assets	13	1,019,665,000	2,086,788,000
Disposal of investment properties	12	2,986,319,434	1,158,894,888
Others		(21,285,090,533)	(26,298,576,016)

Net cash provided by (used in) investing activities		(543,818,018,556)	107,232,495,598

Cash flows from financing activities
Increase in borrowings	43	1,347,511,733,452	720,139,535,921
Decrease in guarantee deposit liabilities	43	518,525,155	(3,575,925,704)
Dividends paid	25	(400,000,000,000)	(200,000,000,000)
Redemption of principal elements of lease payments	43	(30,122,914,297)	(31,849,047,481)
Issuance of hybrid securities	23	506,130,312,000	—
Dividends of hybrid securities	25	(3,437,500,000)	—
Increase in other liabilities	43	2,911,250,000	—

Net cash provided by financing activities		1,423,511,406,310	484,714,562,736

Effect of exchange rate changes on cash and cash equivalents		(4,027,082,739)	1,379,611,661

Net increase in cash and cash equivalents		613,722,563,743	155,196,530,986
Cash and cash equivalents at the beginning of the year	5	414,147,798,325	258,951,267,339

Cash and cash equivalents at the end of the year	5	1,027,870,362,068	414,147,798,325

The above separate statements of cash flows should be read in conjunction with the accompanying notes

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

1. The Company

KB Securities Co., Ltd. (the “Company” or “KB Securities”, formerly, Hyundai Securities Co., Ltd.) was established on June 1, 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, the Company changed its name to “Hyundai Securities Co., Ltd.”. After several capital increases, the share capital of the Company amounts to ~~W~~ 1,493,102 million as at December 31, 2022.

The Company became a wholly owned subsidiary of KB Financial Group Inc. on October 19, 2016, through a comprehensive exchange of shares. At the end of the reporting period, KB Financial Group Inc. owns 100% of ordinary shares of the Company.

Meanwhile, the Company merged with KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) on December 30, 2016 as a surviving company and changed its name to KB Securities Co., Ltd. As at December 31, 2022, the Company has 104 branch offices in Korea and one overseas branch office.

2. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The separate financial statements have been prepared on the historical cost basis except for the following items:

•	Certain financial assets and liabilities (including derivatives instruments), certain classes of property, plant and equipment and investment properties measured at fair value

•	Assets held for sale measured at fair value less costs to sell, and

•	Defined benefit plans

•	Plan assets measured at fair value

The preparation of the separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.2 Changes in Accounting Policy and Disclosures

2.2.1 New and amended standards adopted by the Company

The Company has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS No. 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No. 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No. 1016 Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. These amendments do not have a significant impact on the financial statements.

2.2.2 The following amended standards have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Company.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements— Disclosure of gain or losses on valuation of financial liabilities subject to exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.3 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of hedge of net investments in foreign operations, or are attributable to monetary part of the net investment in a foreign operation.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.4 Investments in Associates and Subsidiaries

The Company has prepared the separate financial statements in accordance with Korean IFRS No.1027, Separate Financial Statements. Investments in associates and subsidiaries are recognized at cost. The Company recognizes dividend income from subsidiaries or associates in profit or loss when its right to receive dividend is established.

2.5 Recognition and Measurement of Financial Instruments

2.5.1 Classification

The Company classifies financial assets as follows.

•	Those to be measured at fair value (through profit or loss or other comprehensive income)

•	Those to be measured at amortised cost

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of non-designated equity investment are recognized in profit or loss.

2.5.2 Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.5.2.1 Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

(a) Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method.

(b) Fair value through other comprehensive income

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘gain or loss on foreign currency transaction’ and impairment losses are presented in ‘loss on valuation and disposal of financial instrument’.

(c) Fair value through profit or loss

Assets that do not meet the criteria for amortised cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘gain or loss on valuation and disposal of financial instrument’ in the year in which it arises.

2.5.2.2 Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘gain or loss on valuation and disposal of financial instrument’ in the statement of profit or loss. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

2.5.3 Impairment

The Company assesses on a forward-looking basis expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Company measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

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KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The Company uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

The Company determines whether the credit risk has increased significantly since initial recognition using the following information. One or more of the following items is deemed significant increase in credit risk.

•	More than 30 days past due;

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	Decline in ratings below certain level in the early warning system;

Under simplified approach, the Company shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The Company generally deems one or more of the following items credit-impaired:

•	90 days or more past due;

•	Legal proceedings related to collection;

•	Refinancing;

•	Corporate borrowers that are rated C or D;

•	Debt restructuring.

2.5.3.1 Forward-looking information

The Company uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Company assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward-looking information used in calculation of expected credit loss is derived after comprehensive consideration of a variety of factors including scenario in management planning, risk situation scenario for stress test, third party forecast, and others.

2.5.3.2 Measuring expected credit losses on financial assets at amortised cost

The amount of the loss on financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Company estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

13

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

•	Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Company uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

•	Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’ (PD) on a company of assets and ‘loss given default’ (LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

2.5.3.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortised cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

2.5.4 Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The Company classified the financial liability as “borrowings” in the statement of financial position.

The Company writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Company considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations.

2.5.5 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

14

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.6 Financial Liabilities

2.6.1 Classification and Measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortised cost and present as ‘deposits liabilities’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

2.6.2 Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or canceled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designated the financial liabilities at fair value through profit or loss is the structured financial liabilities contain of embedded derivatives issued by the Company.

The changes in fair value of financial liabilities at FVTPL due to the change of credit risk is recognized as other comprehensive income(instead of profit and loss) and this other comprehensive income can not be transferred to profit and loss in subsequent events.

2.7 Derivative Financial Instruments

The Company enters into numerous derivative financial instrument contracts such as stock options, stock swaps, interest rate swaps and others for trading purposes or sale and issue of derivative combined securities. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The changes of the fair value of derivatives financial instruments held for trading are recognized in profit or loss as ‘gain or loss on valuation and disposal of financial instrument’.

Fair value of derivative instrument traded in active market is a quoted price. In case of fair value of relatively simple derivative instruments such as options, interest rate or currency swaps and others is calculated using one or more valuation techniques like cash flow discount model, option pricing model which is based on observable data and appropriate considering the nature of objects.

Also, fair value of more complex derivative instrument is calculated using valuation techniques based on unobservable data in market is periodically reviewed and approved its accuracy.

15

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.7.1 Day 1 Profit and Loss

Accordance with Korean IFRS, if there is no available price from active market and if the Company uses a valuation technique that uses data using unobservable valuation parameters from market for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight line method over the life of the financial instruments.

2.7.2 Credit risk adjustments

In case of exchange-traded derivative instrument, credit risk is not reflected on the fair value because exchange-traded derivative instrument is traded in public exchange, and it is not available to identify certain counterparties. Fair value of OTC derivative instrument only reflects credit risk.

2.7.3 Hedge accounting

The accounting treatment of changes of fair value for the derivatives are varied as the character of hedging items and the purpose of hedging. The Company holds derivative contracts for the purpose of hedging the risk and the Company designates certain derivatives as hedging instruments to hedge the risk as follows.

(a)	Fair value hedge : a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment

(b)

Cash flow hedge : a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognized asset or liability or a highly probable forecast transaction

(c)	Hedge of net investments in foreign operations

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The fair value of derivatives for hedge is disclosed in note 37.

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is fully amortised to profit or loss by the maturity of the financial instrument using the effective interest method.

The accounting treatments of hedge of net investments in foreign operations are similar to the one of cash flow hedge.

If hedging instruments qualify for a hedge of net investments in foreign operations, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

16

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.8 Property and Equipment

All property and equipment except for land are recognized at its cost less any accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land is measured at fair value on the basis of the valuation performed by an independent valuer. Revaluations are made with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.

If an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and the amount net of deferred tax is accumulated in equity under the heading of revaluation surplus after netting deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. If an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The decrease recognized in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus. The revaluation surplus included in equity in respect of an item of property and equipment is transferred directly to retained earnings when the asset is derecognized.

Depreciation of all property and equipment, except for land, is calculated using the following method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Property and equipment	Estimated useful lives	Depreciation method
Buildings	40 years	Straight-line method

Vehicles	4 years	Straight-line method

Furniture and equipment	4 years	Straight-line method

Other	4 years	Straight-line method

Right-of-use assets	1~10 years (initial date of the contract entered into ~ maturity date)	Straight-line method

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if needed, the changes are accounted for as a change in an accounting estimate.

2.9 Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives of 40 years.

17

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, comprise software and membership rights, and are amortised using the straight-line method with no residual value over following estimated useful economic life since the asset is available for use. However, goodwill and membership rights are not amortised by considering their useful life as indefinite, because there is no expectable limit to period for use.

Intangible assets	Estimated useful lives	Amortization method
Development costs	4 years	Straight-line method

Software	4 years	Straight-line method

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at the end of each financial year. The management reviews the useful life of intangible assets that is not being amortised each period to determine whether events and circumstances continue to support an indefinite useful life. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

2.11 Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12 Lease

Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

The Company should assess whether a contract is, or contains a lease at the date of the contract entered into and the initial application date under Korean IFRS No.1116. But the Company may elect not to reassess whether a contract is, or contains a lease for the contract entered into before the transition date by applying practical expedient permitted by Korean IFRS No.1116. The Company has gone through all the contract to assess whether the contract is, or contains, a lease at the contract entered into after the date of initial application.

A lessee is required to recognize a right-of-use assets (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

18

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, the Company (seller-lessee) is required to applying the Korean IFRS No.1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Company shall not reassess sale and leaseback transactions entered into before the date of initial application.

Large number of lease contracts held by the Company have extension option and termination option. These conditions are generally used for the maximizing the flexibility of lease operation in a view of managing the contracts. Extension option or termination option included in the lease contracts are generally owned by the Company, not lessor. The Company re-evaluated the lease term of the lease contracts by taking into account the contract type, operation plan for branch offices, and costs related to lease termination. As a result, no significant change in the existing lease term has occurred.

2.13 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.14 Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	Loss allowance in accordance with Korean IFRS No.1109, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of Korean IFRS No.1115, ‘Revenue from Contracts with Customers’

19

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.15 Revenue Recognition

The Company recognizes revenues in accordance with the following five-step revenue recognition standard (Korean IFRS No.1115 Revenue from Contracts with Customers).

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

2.16 Employee Benefits

2.16.1 Retirement benefit liabilities: Defined benefit plans and Defined contribution plans

The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service. A defined benefit plan is a pension plan that is not a defined contribution plan.

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

2.16.2 Short-term employee benefits

Short-term employee benefits, which are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service, are recognized in profit or loss at the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

2.16.3 Share-based payment

The Company is under share-based payment arrangements that grant shares to the executives of the Company. When the arrangements are exercised, the Company provides share or cash equal to the monetary value of the share.

The Company measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

20

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

2.17 Income Tax Expenses

Income tax expense comprises current income tax and deferred income tax and are recognized in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

2.17.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends to settle on a net basis.

2.17.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference, will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current income tax and deferred income tax are included in the calculation of income tax expense. Income taxes related to prior period are included in current income tax.

21

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Deferred income taxes, recognized directly in equity or arisen from business combination, are directly deducted from equity or goodwill.

2.18 Operating Segment Reporting

Operating segments are components of the Company, about which separate internal reporting information is evaluated regularly by the chief operating decision makers including board of directors in deciding how to allocate resources and to assess performance. Each segment is a strategic business unit that offers different products and services, and is managed separately because each business has different risks and opportunities, different technology required and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

2.19 Other Receivables and Payables Related to Brokerage Transactions

Regarding customer brokerage transactions, the Company recognizes the receivable from and payable to the Korea Exchange (Clearing and settlement organization) and customers in total amounts, which the Company recognizes as other financial assets and other financial liabilities. The Company offsets the receivable and payable that arise between Korea Exchange and the Company within the same day, and that arise between a customer and the Company within the same day and through the same account.

2.20 Business Combinations

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Company applies the book-value method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the financial statements of the ultimate parent entity. In addition, the difference between the sum of book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

2.21 Approval of Issuance of the Financial Statements

The issuance of the December 31, 2022 separate financial statements of the Company was approved by the Board of Directors on March 6, 2023, which is subject to change with approval at the annual shareholder’s meeting.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

22

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

3.1 Income taxes

The Company recorded, based on its best estimate, current taxes and deferred taxes that the Company will be liable in the future for the operating results at the end of the reporting period. However, the final tax outcome in the future may be different from the amounts that were initially recorded. Such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

If certain portion of the taxable income is not used for investments or increase in wages in accordance with the Special Taxation for Facilitation of Investment and Mutually-Beneficial Cooperation, the Company is liable to pay additional income tax calculated based on the tax law. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the tax law. As the Company’s income tax is dependent on the investments and increase in wages, there exists uncertainty with regard to measuring the final tax effects.

3.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in Note 2.5, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

3.3 Impairment of financial assets

In accordance with Korean IFRS No.1109, the provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period (Note 2.5).

3.4 Measurement of defined benefit obligation

The present value of the defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The Company determines the appropriate discount rate at the end of the reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the pension benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Other key assumptions for defined benefit liability are based in part on current market conditions.

23

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4. Segment Information

4.1 Types of services from which each reportable segment derives its revenues

Management of the Company decides operating segment based on the information, which is to be reported to the chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment. The Company’s operating segments consist of brokerage and wealth management, investment banking, trading and other business part.

In accordance with Korean IFRS No.1108, reporting segments of the Company by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and wealth management	Sales and services relating to wealth management and brokerage provided to individuals, corporations and institutional investors

Investment banking	Underwriting and advisory services related to bond issuance, structured finance, initial public offering, and mergers and acquisition

Trading	Trading of securities and derivatives, and proprietary trading

Others	Other services and support services

4.2 Revenue and income of segment reporting

Financial information by operating segment for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)
	2022
	Operating income	Operating expense	Operating profit (loss)	Non-operating income (expense)	Income tax expense	Profit (loss) for the year
Brokerage and wealth management	2,319,349,482	2,179,648,293	139,701,189	(19,620,828)	—	120,080,361
Investment banking	867,151,810	746,582,110	120,569,700	68,589,313	—	189,159,013
Trading	10,622,124,083	10,740,421,352	(118,297,269)	1,375,474	—	(116,921,795)
Others [1]	168,186,307	93,363,333	74,822,974	(36,598,074)	60,247,522	(22,022,622)

	13,976,811,682	13,760,015,088	216,796,594	13,745,885	60,247,522	170,294,957

[1] All income tax expenses are allocated to the others segment, due to the difficulty of reasonable allocation.
(in thousands of Korean won)
	2021
	Operating income	Operating expense	Operating profit	Non-operating income (expense)	Income tax expense	Profit (loss) for the year
Brokerage and wealth management	1,832,603,380	1,484,199,891	348,403,489	(4,106,356)	—	344,297,133
Investment banking	602,707,271	349,138,340	253,568,931	36,865,936	—	290,434,867
Trading	5,761,831,766	5,667,551,744	94,280,022	(6,190,171)	—	88,089,851
Others [1]	163,781,930	53,546,564	110,235,366	(20,852,221)	214,559,285	(125,176,140)

	8,360,924,347	7,554,436,539	806,487,808	5,717,188	214,559,285	597,645,711

[1]	All income tax expenses are allocated to the others segment, due to the difficulty of reasonable allocation.

The above reported operating income is generated from external customers and inter-segment transactions, and expense includes expenses that can be directly attributed or reasonably allocated to each segment including internal interests. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

24

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

4.3 Assets and liabilities of segments

Total assets and liabilities by each segment as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022
	Total assets	Total liabilities
Brokerage and wealth management	7,398,410,715	6,428,705,688
Investment banking	3,135,300,826	86,637,307
Trading	23,836,270,897	18,743,394,623
Others	16,280,732,206	19,576,438,492

	50,650,714,644	44,835,176,110

(in thousands of Korean won)	2021
	Total assets	Total liabilities
Brokerage and wealth management	6,889,059,433	8,300,664,510
Investment banking	2,772,519,734	119,618,507
Trading	28,394,521,203	20,226,698,063
Others	14,513,937,963	18,474,903,134

	52,570,038,333	47,121,884,214

4.4 Information on principal customers

No single customer contributed 10% or more to the Company’s revenue for the years ended December 31, 2022 and 2021.

25

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

5. Cash and Deposits

The details of cash and deposits as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Cash and cash equivalents
Cash on hand	14,096	105
Demand deposits	658,388,425	80,331,797
Checking deposit	12,051,431	2,000,976
Foreign currency deposits	268,540,580	325,866,088
MMDA	84,127,974	4,393,381
Accommodation notes	4,747,856	1,555,452

	1,027,870,362	414,147,799

Deposits
Deposits for securities subscription	1,007,522	—
Reserve for claims of customers’ deposits	456,165,726	351,745,802
Guarantee deposits for securities lending and borrowing	120,336,120	95,528,832
Deposits for exchange-traded derivatives	1,079,340,866	779,299,475
Guarantee deposits for KSFC trading	2,513,154	2,114,517
Long-term deposits	575,000,000	1,073,550,000
Restricted due from financial institutes	39,000	39,000
Others	766,660,854	629,326,773
Allowances for credit losses of deposits	(645,197)	(632,598)

	3,000,418,045	2,930,971,801

	4,028,288,407	3,345,119,600

Restricted deposits as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Deposits for securities subscription [1]	1,007,522	—
Reserve for claims of customers’ deposits [2]	456,165,726	351,745,802
Guarantee deposits for securities lending and borrowing [3]	120,336,120	95,528,832
Deposits for exchange-traded derivatives [4]	1,079,340,866	779,299,475
Guarantee deposits for KSFC trading [5]	2,513,154	2,114,517
Long-term deposits [6]	569,000,000	769,000,000
Restricted due from financial institutes [7]	39,000	39,000
Others [8]	766,660,854	629,326,773

	2,995,063,242	2,627,054,399

[1]

Subscription deposits are subscription margin of investors and the Company that are separately deposited at Korea Securities Finance Corporation(KSFC) or other relevant financial institutions until due date for payment for the subscription of the newly issued or sold securities in accordance with the provisions of Article 4-44 of the Regulation on Financial Investment Business.

[2]

The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

[3]	Deposited in Korea Securities Depository to guarantee for securities lending and borrowing.
[4]	The deposits for exchange-traded derivatives that the investors and the Company pay for foreign futures option trading to KEB Hana Bank and Forex Dealer Member.
[5]	In the case of an investor’s loan transaction, a certain portion of the price of securities sold is deposited at KSFC as margin.
[6]	Pledged deposits provided for securities lending and borrowing, repurchase agreements between institutions and retail payment through investment & securities companies are included.
[7]	Guarantee deposits for checking accounts
[8]	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.

26

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Changes in allowances for credit losses of deposits for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022
	12-month expected credit losses	Lifetime expected credit losses
		Non-Impaired	Impaired
Beginning	632,598	—	—
Provision	12,599	—	—

	645,197	—	—

(in thousands of Korean won)	2021
	12-month expected credit losses	Lifetime expected credit losses
		Non-Impaired	Impaired
Beginning	739,545	—	—
Reversal of provision	(106,947)	—	—

	632,598	—	—

6. Financial Instruments at FVTPL

The details of financial instruments at FVTPL as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Financial Assets at FVTPL		Financial Liabilities at FVTPL
	2022	2021	2022	2021
Financial assets required to be mandatorily measured at FVTPL	28,995,718,418	33,833,764,376	2,082,979,265	2,825,922,918
Financial assets designated at FVTPL	—	—	10,088,600,213	9,160,923,652

	28,995,718,418	33,833,764,376	12,171,579,478	11,986,846,570

27

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

6.1 Financial assets required to be mandatorily measured at FVTPL

The details of financial assets required to be mandatorily measured at FVTPL as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Deposits
Reserve for claims of customers’ deposits (trust) [1]	4,531,756,553	5,704,580,963
Equity instruments
Stocks	604,033,526	486,724,148
Debt instruments
Government and local government bonds	4,092,627,487	5,292,775,017
Special bonds	1,793,814,905	2,498,873,337
Corporate bonds	4,093,880,890	8,318,369,010
Corporate commercial papers	5,196,584,584	4,170,294,875
Asset-backed short-term bonds	2,406,246,303	1,490,591,859
Hybrid bond with security-like features	220,498,019	110,295,800
Investment in partnerships	440,156,234	334,361,963
Collective investment securities	3,311,063,660	2,732,256,417
Hybrid stock with bond-like features	120,388,757	107,562,502
Loans
Privately placed bonds	42,604,988	173,459,362
Derivative linked securities
Equity-linked securities	31,899,039	41,493,507
Other derivative linked securities	331,528,412	139,326,096
Other OTC derivative combined contract	236,574,425	114,887,470
Securities in foreign currency
Stocks in foreign currency	26,990,295	1,552,014
Bonds in foreign currency	621,320,119	1,245,665,576
Investments in partnerships in foreign currency	43,983,023	25,840,354
Collective investment securities in foreign currency	208,724,857	242,647,445
Collective fund for default loss	82,667,524	73,273,475
Hybrid bonds	558,301,229	528,403,259
Exchange traded notes	73,589	529,927

	28,995,718,418	33,833,764,376

[1]

The reserve for claims of customers’ deposits is restricted to use because this reserve is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act. Among the reserve for claims of customers’ deposits deposited in a form of trust in KSFC, beneficiaries amount to \ 98,000 million are provided as a collateral for the payment to Kookmin Bank which is an agent bank of payment, in accordance with Article 72 Clause 3 of the Financial Investment Services and Capital Markets Act.

Details of securities sold which are classified as financial liabilities at FVTPL as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Equity Securities
Stocks	428,935,822	509,897,766
Collective investment securities	2,268,236	3,056,061
Debt Securities
Government and local government bonds	1,651,775,207	2,282,891,241
Special bonds	—	30,077,850

	2,082,979,265	2,825,922,918

28

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Assets Pledged as Collateral

The details of financial assets pledged as collateral as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Description	2022	2021	Security right holder
Financial assets at FVTPL	Guarantee deposits for lending and borrowing securities and bonds	7,063,541,100	9,294,924,447	Korea Securities Depository, etc.
	Margin required and guarantee deposits for derivatives trading	1,129,757,669	955,030,966	Korea Stock Exchange, etc.
	Guarantee deposits for clearing fund	1,458,725	1,653,330	Korea Securities Depository
	Guarantee deposits for reverse repurchase agreements	3,724,891,983	8,422,134,434	Customer, Institution
Financial assets at FVOCI	Guarantee deposits for lending and borrowing securities and bond	1,592,460,037	1,523,592,569	Korea Securities Depository, etc.
	Guarantee deposits for derivatives trading	136,701,325	—	Hana Securities Co., Ltd., etc.
	Guarantee deposits for reverse repurchase agreements	2,234,882,535	1,990,336,464	Customer, Institution
Other financial assets	Guarantee deposits for lending and borrowing securities and bonds	47,850,000	—	KSFC

		15,931,543,374	22,187,672,210

(*)	As at December 31, 2022 and 2021, the accrued interests related to debt securities provided as collateral of ~~W~~ 228,578 million and ~~W~~ 279,423 million, respectively, are excluded.

The Company provides ~~W~~ 4,986,339 million and ~~W~~ 6,165,555 million of its borrowing securities held as collateral to KSFC and others as at December 31, 2022 and 2021, respectively.

As at December 31, 2022 and 2021, the fair values of collaterals sold or repledged as collaterals regardless of default are as follows:

(in thousands of Korean won)	Securities
	2022	2021
Fair value of collateral held	771,983,450	488,172,002
Fair value of collaterals sold or re-provided as collateral	—	—

	771,983,450	488,172,002

6.2 Financial liabilities designated at FVTPL

The details of financial liabilities designated at FVTPL as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Financial liabilities designated at FVTPL
	2022	2021
Derivative linked securities
Equity-linked securities	6,804,836,388	6,252,543,366
Other derivative linked securities	1,636,774,811	1,972,278,390
Other OTC derivative combined contract	1,611,301,701	899,164,069
Exchange traded notes	35,687,313	36,937,827

	10,088,600,213	9,160,923,652

29

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The differences between the contractual value to be paid at maturity and the carrying amount of financial liabilities at FVTPL as at December 31, 2022 and 2021, are as follows :

(in thousands of Korean won)	2022	2021
Contractual value to be paid at maturity	9,973,339,575	8,957,601,834
Carrying amount	10,088,600,213	9,160,923,652

Differences	(115,260,638)	(203,321,818)

Accumulated changes in fair value of financial liabilities at FVTPL due to the change of credit risk as at December 31, 2022 and 2021, are as follows :

(in thousands of Korean won)	Other comprehensive income recognized from changes of fair value due to the change of credit risk (before tax) [1]
	2022	2021
Beginning of the year	(3,070,045)	15,846,655
Change of fair value	(52,822,291)	(18,916,700)

End of the year	(55,892,336)	(3,070,045)

[1]	The Company assessed OCI based on the probability of default corresponding to the Company’s credit rating and loss given default. The amount is before tax.

30

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

7. Derivatives and Hedge Accounting

Derivatives owned by the Company as at December 31, 2022 and 2021, are as follows:

	2022
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	577,939	—	256,477	2,310,773,337
Equity:
Futures	—	35,187,795	—	89,623,607	1,805,532,521
Purchase options	—	58,416,888	—	—	1,642,156,435
Written options	—	—	—	330,682,246	2,408,934,407
Currency:
Futures	—	36,107	—	1,116,502	272,274,527
Goods:
Futures	—	1,969,714	—	940,729	28,576,813

	—	96,188,443	—	422,619,561	8,468,248,040

OTC derivatives
Interest rate:
Forwards	—	699,505,103	—	585,959,569	9,274,000,000
Swaps	—	103,770,321	—	263,433,622	139,380,656,724
Options	—	8,032,470	—	8,906,536	830,000,000
Currency:
Forwards	—	230,688,984	10,070,190	162,136,418	9,184,163,903
Swaps	—	10,205,826	—	11,813,068	464,220,055
Options	—	21,446,632	—	438,473	595,631,000
Equity:
Swaps	—	377,816,741	—	492,274,693	6,591,918,841
Purchase options	—	107,414,599	—	—	1,446,151,498
Written options	—	—	—	28,591,489	1,747,432,558
Credit:
Swaps	—	32,859,630	—	17,468,307	3,006,113,907
Goods:
Options	—	887,437	—	885,284	131,500,117
Others:
Swaps	—	13,153,870	—	313,466,501	909,001,211

	—	1,605,781,613	10,070,190	1,885,373,960	173,560,789,814

	—	1,701,970,056	10,070,190	2,307,993,521	182,029,037,854

31

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2021
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	1,903,458	—	2,430,952	4,563,014,693
Equity:
Futures	—	14,338,186	—	6,147,764	1,585,281,541
Purchase options	—	51,905,242	—	—	1,412,231,541
Written options	—	—	—	188,099,589	2,423,244,090
Currency:
Futures	—	339,853	—	493,846	309,698,291
Goods:
Futures	—	42,891	—	81,769	6,370,216

	—	68,529,630	—	197,253,920	10,299,840,372

OTC derivatives
Interest rate:
Forwards	—	125,452,803	—	136,232,672	3,684,000,000
Swaps	—	54,554,193	—	77,612,686	135,992,175,725
Options	—	5,121,493	—	4,809,190	1,010,000,000
Currency:
Forwards	—	140,701,852	6,068,500	96,914,441	13,270,136,916
Swaps	—	8,270,011	—	7,273,776	368,698,598
Options	—	2,400,866	—	—	165,970,000
Equity:
Swaps	—	322,864,833	—	132,618,848	5,119,813,277
Purchase options	—	43,280,731	—	—	1,748,428,964
Written options	—	—	—	53,270,931	2,024,447,957
Credit:
Swaps	—	18,979,327	—	7,408,651	2,588,958,733
Others:
Swaps	—	20,859,427	—	117,235,787	1,601,240,180

	—	742,485,536	6,068,500	633,376,982	167,573,870,350

	—	811,015,166	6,068,500	830,630,902	177,873,710,722

The Company entered into the derivative contracts and applied fair value hedge accounting for hedging foreign exchange risk of the investment in subsidiaries and others.

Gain or loss on fair value hedge for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Gain(loss) on the hedging instrument	(17,212,706)	(6,366,340)
Gain(loss) on the hedged item attributable to the hedged risk	17,212,706	6,366,340

	—	—

The average price condition for the nominal future cash flow related to hedge of net investments in foreign operations as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022
	The nominal amount of the hedging instrument	Average price condition (KRW/USD, Korean won)
1 year	65,012,490	1,071.00
2 year	—	—
3 year	—	—
Over 3 year	204,035,300	1,178.92

	269,047,790	1,152.84

32

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2021
	The nominal amount of the hedging instrument	Average price condition (KRW/USD, Korean won)
1 year	62,831,500	1,071.00
2 year	—	—
3 year	—	—
Over 3 year	100,767,500	1,172.73

	163,599,000	1,133.66

The contents of fair value hedge as of December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Carrying amount (asset)	Accumulated fair value (asset)	Change of fair value for the year
Currency
Investment in subsidiaries	303,653,815	24,395,046	17,212,706

	2021
(in thousands of Korean won)	Carrying amount (asset)	Accumulated fair value (asset)	Change of fair value for the year
Currency
Investment in subsidiaries	286,441,109	7,182,340	6,366,340

8. Financial Assets at FVOCI

The details of financial assets at FVOCI as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Equity instruments
Stocks [1]	420,330,275	365,576,095
Investment in partnerships	1,200,000	1,200,000
Other	264,586,560	78,876,642
Debt instruments
Government and local government bonds	5,025,406	20,989,065
Special bonds	690,761,850	549,741,426
Corporate bonds	3,194,758,700	2,698,701,899
Debt instruments in foreign currency	222,182,668	123,213,103

	4,798,845,459	3,838,298,230

[1]	Equity investment on Korea Stock Exchange and other relative institutions.

33

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Changes in gains and losses on valuation of financial assets at FVOCI (before tax) for the year ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / transfer	Ending balance
Stocks	318,760,788	54,754,180	—	373,514,968
Government and local government bonds	1,768	(194,598)	(3,010)	(195,840)
Special bonds	(3,852,333)	(746,312)	1,944,438	(2,654,207)
Corporate bonds	(14,256,566)	(15,405,862)	6,104,383	(23,558,045)
Securities in foreign currency	(915,931)	(5,390,112)	141,511	(6,164,532)
Securities in won currency	(1,125,111)	(21,775,311)	—	(22,900,422)

	298,612,615	11,241,985	8,187,322	318,041,922

[1]	Provision for credit loss of debt instruments at FVOCI as ~~W~~ 2 million and reversal of provision for credit loss of debt instruments at FVOCI as ~~W~~ 477 million are excluded.

	2021
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / transfer	Ending balance
Stocks	278,961,566	39,799,222	—	318,760,788
Government and local government bonds	(44,428)	1,768	44,428	1,768
Special bonds	107,785	(3,839,248)	(120,870)	(3,852,333)
Corporate bonds	3,046,331	(16,055,846)	(1,247,051)	(14,256,566)
Securities in foreign currency	1,609,775	(1,083,912)	(1,441,794)	(915,931)
Securities in won currency	356,906	(1,482,017)	—	(1,125,111)

	284,037,935	17,339,967	(2,765,287)	298,612,615

[1]	Provision for credit loss of debt instruments at FVOCI as ~~W~~ 598 million is excluded.

There are no equity investments at FVOCI derecognized for the year ended December 31, 2022.

The dividend income from equity investments at FVOCI for the years ended December 31, 2022 and 2021, are as follows;

(in thousands of Korean won)	2022		2021
	Derecognised	Held at the reporting period	Derecognised	Held at the reporting period
Equity investments at FVOCI
Non marketable securities	—	9,536,521	—	7,411,793
Other equity investments	—	8,493,303	—	2,668,697

The Company recognized provision for credit loss of debt instruments at FVOCI amount (before tax) to ~~W~~ 1,004 million and ~~W~~ 1,479 million, as at December 31, 2022 and 2021, respectively.

34

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

9. Investments in Subsidiaries and Associates

Investments in subsidiaries and associates as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Subsidiaries
KBFG Securities America Inc.	USA	100.00	December	18,041,916	17,259,715	Investment, advisory
KB Securities Hong Kong Ltd.	Hong Kong	100.00	December	239,897,905	232,643,725	Investment, advisory
KB Securities Vietnam Joint Stock Company	Vietnam	99.81	December	213,280,342	173,875,579	Investment, advisory
KB FINA Joint Stock Company	Vietnam	77.82	December	12,565,774	11,146,330	IT(Fintech)
PT. KB Valbury Sekuritas [2]	Indonesia	65.00	December	74,490,022	57,221,997	Investment, advisory
KB Digital Innovation&growth New Technology Business Investment Fund[1]	Korea	20.00	December	8,973,047	2,000,000	Other financial
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	Korea	42.86	December	29,330,303	15,000,000	Other financial
KB Global Contents Private Investment Fund [1,2]	Korea	27.27	December	16,206,667	4,500,000	Other financial
JB New Jersey Private Real Estate Fund 1	Korea	98.15	December	16,360,410	1,074,621	Funds
LB Irealand Private Real Estate Investment Trust 8	Korea	96.64	December	66,950,154	66,076,000	Funds
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Korea	98.51	December	20,855,322	21,641,016	Funds
DAOL KTB Aircraft Private Investment Trust No.21-1	Korea	99.61	December	29,335,226	27,752,839	Funds
Vestas General Private Real Estate Fund Investment Trust No. 38	Korea	54.92	December	195,270,855	104,400,551	Funds
Mangrove Feeder Fund	Cayman Islands	92.88	December	76,046,414	71,010,090	Funds
GH Real Estate I LP	Guernsey	81.00	December	25,963,433	21,030,311	Investment
JB Dry Street Private Fund 1	Korea	100.00	December	558,206	974,200	Funds
JB Australia108 Private Fund 1	Korea	100.00	December	386,743	697,499	Funds
JB Forge Private Fund 1	Korea	100.00	December	276,586	499,062	Funds
JB Hall Street Private Fund 1	Korea	100.00	December	525,576	933,520	Funds
JB Margaret Street Private Fund 1	Korea	100.00	December	148,801	264,785	Funds
Hanwha US Equity Strategy Private Real Estate Fund 3	Korea	99.95	December	3,227,527	2,784,410	Funds
GVA Europe Pre-IPO Private Investment Trust No.1 [2]	Korea	66.70	December	29,960,445	20,000,000	Funds
LIFE Global Reits Pre-IPO General Private Investment Trust 1 [2]	Korea	99.50	December	59,684,316	59,470,000	Funds
KB KBSTAR US Short-Term IG Corporate Bond ETF [2]	Korea	59.88	December	79,716,716	50,000,000	Funds
Able Gwonseon 1st Co., Ltd. [1]	Korea	—	December	(70,907)	—	Asset-backed securitization
Paradise Yeongjong 2nd Co., Ltd. [1]	Korea	—	December	(1,259,921)	—	Asset-backed securitization
Newstar IP Co., Ltd. [1]	Korea	—	December	(907,210)	—	Asset-backed securitization
Songdo PFive 2nd Co., Ltd. [1]	Korea	—	December	830,618	—	Asset-backed securitization
Newstar Gimpo 1st Co., Ltd. [1]	Korea	—	December	(86,438)	—	Asset-backed securitization

35

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2022
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Able Gongpyeong 1st Co., Ltd. [1]	Korea	—	December	31,243	—	Asset-backed securitization
Able Chowall 1st Co., Ltd. [1]	Korea	—	December	(8,654)	—	Asset-backed securitization
FN Gasan 1st Co., Ltd. [1]	Korea	—	December	151,345	—	Asset-backed securitization
Newstar Believe Co., Ltd. [1]	Korea	—	December	(296,886)	—	Asset-backed securitization
ABR Joongang2 1st Co., Ltd. [1]	Korea	—	December	290,572	—	Asset-backed securitization
KB Tongyoung 1st Co., Ltd. [1]	Korea	—	December	(280,980)	—	Asset-backed securitization
Able Sky 1st Co., Ltd. [1]	Korea	—	December	205,106	—	Asset-backed securitization
Able Poongdong 1st Co., Ltd. [1]	Korea	—	December	20,089	—	Asset-backed securitization
Able Sewoon Co., Ltd. [1]	Korea	—	December	232,004	—	Asset-backed securitization
Able Gasan 1st Co., Ltd. [1]	Korea	—	December	(208,595)	—	Asset-backed securitization
Able PT 1st Co., Ltd. [1]	Korea	—	December	(315,029)	—	Asset-backed securitization
Newstar Plus 1st Co., Ltd. [1]	Korea	—	December	270,056	—	Asset-backed securitization
KB MyeongJi 1st Co., Ltd. [1]	Korea	—	December	98,240	—	Asset-backed securitization
Able Dangjin 1st Co., Ltd. [1]	Korea	—	December	517,800	—	Asset-backed securitization
KB Osansegyo 2nd Co., Ltd. [1]	Korea	—	December	(1,437)	—	Asset-backed securitization
KB Mapo 2nd Co., Ltd. [1]	Korea	—	December	(898,279)	—	Asset-backed securitization
Able Wonchang 1st Co., Ltd. [1]	Korea	—	December	(46,160)	—	Asset-backed securitization
Zitaress 1st Co., Ltd. [1]	Korea	—	December	(178,091)	—	Asset-backed securitization
Able Beomeo-one Co., Ltd. [1]	Korea	—	December	(214,104)	—	Asset-backed securitization
KB Infra 2nd Co., Ltd. [1]	Korea	—	December	313,932	—	Asset-backed securitization
Newstar Sina Co., Ltd. [1]	Korea	—	December	(608,791)	—	Asset-backed securitization
KB Gold 1st Co., Ltd. [1]	Korea	—	December	15,041	—	Asset-backed securitization
Inspire Gold 2nd Co., Ltd. [1]	Korea	—	December	(212,714)	—	Asset-backed securitization
Able MK 1st Co., Ltd. [1]	Korea	—	December	(101,453)	—	Asset-backed securitization
Newstar Gimpo 4th Co., Ltd. [1,2]	Korea	—	December	(8,871)	—	Asset-backed securitization
HD Value 1st Co., Ltd. [1,2]	Korea	—	December	(9,400)	—	Asset-backed securitization
Powerplay 1st Co., Ltd. [1,2]	Korea	—	December	288,040	—	Asset-backed securitization
Able Wonsi 1st Co., Ltd. [1,2]	Korea	—	December	(798,132)	—	Asset-backed securitization
Able Dosan 1st Co., Ltd [1,2]	Korea	—	December	214,432	—	Asset-backed securitization
Newstar Gimpopoongmoo Co., Ltd. [1,2]	Korea	—	December	159,784	—	Asset-backed securitization
Able Maseok 1st Co., Ltd. [1,2]	Korea	—	December	(300,967)	—	Asset-backed securitization
TW Seocho 1st Co., Ltd. [1,2]	Korea	—	December	(230,018)	—	Asset-backed securitization
TW Seocho 2nd Co., Ltd. [1,2]	Korea	—	December	(349,910)	-	Asset-backed securitization
Newstar Wave 1st Co., Ltd. [1,2]	Korea	—	December	(785,243)	—	Asset-backed securitization

36

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2022
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Lamdamine 1st Co., Ltd. [1,2]	Korea	—	December	(146,973)	—	Asset-backed securitization
Able Next 1st Co., Ltd. [1,2]	Korea	—	December	(991,758)	—	Asset-backed securitization
Able Dongil 1st Co., Ltd. [1,2]	Korea	—	December	(124,039)	—	Asset-backed securitization
Newstar Shiny 1st Co., Ltd. [1,2]	Korea	—	December	(196,305)	—	Asset-backed securitization
Newstar Enerbil 1st Co., Ltd. [1,2]	Korea	—	December	(182,606)	—	Asset-backed securitization
YSMC 1st Co., Ltd. [1,2]	Korea	—	December	(892,249)	—	Asset-backed securitization
HJ Galaxy 3rd Co., Ltd. [1,2]	Korea	—	December	229,465	—	Asset-backed securitization
KB SmartSchool 1st Co., Ltd. [1,2]	Korea	—	December	(464,566)	—	Asset-backed securitization
Bighouse 7th Co., Ltd. [1,2]	Korea	—	December	(985,269)	—	Asset-backed securitization
Newstar Energy 1st Co., Ltd. [1,2]	Korea	—	December	(5,618,828)	—	Asset-backed securitization
Gyeongsan Logis 1st Co., Ltd. [1,2]	Korea	—	December	557,520	—	Asset-backed securitization
Stoke 2nd Corp [1,2]	Korea	—	December	643,798	—	Asset-backed securitization
KB Samyoung Co., Ltd. [1,2]	Korea	—	December	26,638	—	Asset-backed securitization
Newstar Seongnam 1st Co., Ltd. [1,2]	Korea	—	December	292,721	—	Asset-backed securitization
KPS Sihwa 1st Co., Ltd. [1,2]	Korea	—	December	3,569,531	—	Asset-backed securitization
KB NY 1st Co., Ltd. [1,2]	Korea	—	December	(1,707,082)	—	Asset-backed securitization
GDIC 2nd Co., Ltd. [1,2]	Korea	—	December	(508,028)	—	Asset-backed securitization
Newstar NRB First Co., Ltd. [1,2]	Korea	—	December	(1,808,292)	—	Asset-backed securitization
Able Dongtan 1st Co., Ltd. [1,2]	Korea	—	December	(871,617)	—	Asset-backed securitization
Newstar Gimpo 5th Co., Ltd. [1,2]	Korea	—	December	(1,481,018)	—	Asset-backed securitization
Cassiopeia 1st Co., Ltd. [1,2]	Korea	—	December	(230,886)	—	Asset-backed securitization
Able Banpo 1st Co., Ltd. [1,2]	Korea	—	December	(199,514)	—	Asset-backed securitization
Able Banpo 2nd Co., Ltd. [1,2]	Korea	—	December	(177,437)	—	Asset-backed securitization
Able Gyeonggi Gwangju 1st Co., Ltd. [1,2]	Korea	—	December	(380,377)	—	Asset-backed securitization
Newstar Byeongjeom 1st Co., Ltd. [1,2]	Korea	—	December	(158,797)	—	Asset-backed securitization
Piggarden 1st Co., Ltd. [1,2]	Korea	—	December	(312,498)	—	Asset-backed securitization

					962,256,250

Associates
Wise Asset Management Co., Ltd. [3]	Korea	33.00	—	—	—	Asset Mgt.
KB Special Purpose Acquisition Company No.21 [4]	Korea	0.13	November	20,053	10,000	SPAC
KB Special Purpose Acquisition Company No.22 [4]	Korea	0.19	November	19,767	10,000	SPAC
KB Special Purpose Acquisition Company No.23 [4]	Korea	0.08	November	10,060	5,000	SPAC
KB Special Purpose Acquisition Company No.24 [4]	Korea	1.67	November	57,197	25,000	SPAC

37

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2022
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
KB New Paradigm Agriculture Venture Fund	Korea	25.00	December	2,976,845	2,100,000	Investment
KB KONEX Market Vitalization Fund	Korea	23.44	December	7,301,375	615,000	Investment
KB-KDBC New Technology Business Investment Fund	Korea	33.33	December	2,988,748	1,800,000	Investment
KBTS Technology Venture Private Equity Fund [4]	Korea	16.00	December	3,941,180	2,784,000	Investment
KB-SJ Tourism Venture Fund [4]	Korea	18.52	December	3,773,125	4,600,000	Investment
KB Shinjasanaubo Fund [4]	Korea	14.67	December	1,810,764	1,804,000	Investment
UNION Media Commerce Fund	Korea	28.99	December	956,728	1,000,000	Investment
KB-Brain KOSDAQ Scale-Up Fund [4]	Korea	15.96	December	6,675,432	4,950,000	Investment
KB SPROTT Renewable Private Equity Fund I [4]	Korea	7.69	December	3,374,650	3,682,135	Investment
KB-Stonebridge Secondary Private Equity Fund [4]	Korea	4.16	December	7,184,026	6,800,355	Investment
KB-SP Private Equity Fund IV [4]	Korea	14.95	December	1,892,224	6,100,000	Investment
KB-UTC Inno-Tech Venture Fund [4]	Korea	14.76	December	6,393,024	7,125,000	Investment
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [4]	Korea	6.00	December	6,276,963	5,003,207	Investment
December & Company Inc. [4]	Korea	16.73	December	3,735,016	21,838,134	System software development
KB Material and Parts No. 1 PEF [4]	Korea	14.47	December	3,320,638	3,400,000	Investment
KB Global Commerce Private Equity Investment Fund [4]	Korea	16.28	December	6,219,107	7,000,000	Investment
KB-KTB Technology Venture Fund [4]	Korea	18.18	December	5,806,248	6,000,000	Investment
KB Bio Global Expansion Private Equity Fund No.1	Korea	39.47	December	15,779,019	15,000,000	Investment
KB Digital Platform Fund [4]	Korea	16.67	December	9,055,919	9,500,000	Investment
KB-SOLIDUS Healthcare Investment Fund [4]	Korea	4.90	December	1,036,176	1,100,000	Investment
KB-GeneN Medical Venture Fund 1	Korea	22.52	December	1,964,512	2,000,000	Investment
KB-BridgePole Venture Investment Fund [4]	Korea	6.30	December	834,741	850,000	Investment
KB-Kyobo New Mobility Power Fund	Korea	28.57	December	2,826,264	3,000,000	Investment
DA-Friend Investment Fund II	Korea	27.06	December	948,652	987,633	Investment
Cornerstone Pentastone IV Fund	Korea	21.52	December	792,174	817,742	Investment
SKS-VLP Fund No.2	Korea	23.11	December	1,121,400	1,155,560	Investment
JS Private Equity Fund III	Korea	20.48	December	1,664,180	1,700,000	Investment
Mirae Asset Mobility Investment Fund I	Korea	22.99	December	1,979,241	2,000,000	Investment
KB-FT 1st Green Growth Investment Fund [4]	Korea	10.34	December	1,969,650	2,000,000	Investment
THE CHAEUL FUND NO.1(former SKS IB NEW M&T FUND NO.1)	Korea	31.25	December	989,491	1,000,000	Investment
POSITIVE Sobujang Venture Fund No.1	Korea	43.96	December	1,977,209	2,000,000	Investment
KB-NP Green ESG New Technology Venture Capital Fund [4]	Korea	11.59	December	3,617,183	3,740,000	Investment
Hisstory 2022 Fintech Fund	Korea	34.78	December	1,980,701	2,000,000	Investment
PEBBLES-MW M.C.E New Technology Investment Fund 1st	Korea	23.26	December	1,981,813	2,000,000	Investment
KB Star REIT	Korea	26.94	December	136,323,142	45,523,300	Investment
KB Bio Private Equity Investment Fund IV	Korea	24.19	December	7,492,209	7,500,000	Investment
Nextrade Co., Ltd. [4]	Korea	6.64	December	9,700,000	9,700,000	Investment

					200,226,066

					1,162,482,316

[1]

The Company has control over the special purpose entities (“SPEs”) and is exposed to variable returns. Accordingly, these SPEs are included as subsidiaries although the Company’s ownership is less than 50%.

[2]	Newly established in 2021 and included as subsidiaries.
[3]	The Company recognized the entire book amount as a loss before the year ended December 31, 2020, as a big loss was expected. Disposal of securities are restricted due to stock lock-up requirements.
[4]	Although the ownership of the Company is less than 20%, these are included as associates, since the Company has a significant influence over investee’s policy and operations.
[5]	The date is the closing date of financial statements used for the purpose of assessment of net asset value.

38

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2021
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
Subsidiaries
KBFG Securities America Inc.	USA	100.00	December	17,374,703	17,259,715	Investment, advisory
KB Securities Hong Kong Ltd.	Hong Kong	100.00	December	226,462,101	219,432,709	Investment, advisory
KB Securities Vietnam Joint Stock Company	Vietnam	99.81	December	194,696,641	173,875,579	Investment, advisory
KB FINA Joint Stock Company	Vietnam	77.82	December	14,663,774	11,146,330	IT(Fintech)
KB digital innovation & growth new technology business investment fund [1]	Korea	20.00	December	9,106,621	2,000,000	Other financial
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	Korea	42.86	December	33,499,341	15,000,000	Other financial
JB New Jersey Private Real Estate Fund 1	Korea	98.15	December	17,267,434	1,074,621	Funds
Heungkuk Global Highclass Private Real Estate Trust 23	Korea	100.00	December	2,334,312	1,903,215	Funds
DGB General Private Real Estate Investment Trust No.8	Korea	98.77	December	7,092,945	6,967,178	Funds
LB Ireland Private Real Estate Investment Trust 8	Korea	96.64	December	67,508,018	66,076,000	Funds
Pacific US Blackrock Private Placement Real Estate Fund No.15	Korea	99.50	December	17,710,890	18,697,397	Funds
KTB Aircraft Private Investment Trust No.21-1	Korea	99.61	December	27,791,975	27,752,839	Funds
Vestas General Private Real Estate Fund Investment Trust No. 38	Korea	54.84	December	171,044,364	93,059,747	Funds
Mangrove Feeder Fund	Cayman Islands	92.88	December	77,506,120	67,008,400	Funds
GH Real Estate I LP	Guernsey	81.00	December	25,965,320	21,031,909	Investment
JB Dry Street Private Fund1	Korea	100.00	December	801,028	1,060,697	Funds
JB Australia108 Private Fund1	Korea	100.00	December	565,966	759,207	Funds
JB Forge Private Fund1	Korea	100.00	December	397,635	543,244	Funds
JB Hall Street Private Fund1	Korea	100.00	December	749,327	1,016,152	Funds
JB Margaret Street Private Fund1	Korea	100.00	December	212,296	288,186	Funds
LB UK Private Real Estate Investment Trust No.18	Korea	96.78	December	32,429,491	34,500,000	Funds
Alpha Spain Real Estate Private Investment Trust 1	Korea	99.85	December	69,615,347	67,622,466	Funds
Hanwha US Equity Strategy Private Real Estate Fund 3 [2]	Korea	99.95	December	169,094,784	183,669,714	Funds
Ms Sejong 4th Co., Ltd. [1]	Korea	—	December	(318,079)	—	Asset-backed securitization
KB UK Center 1st Co., Ltd. [1]	Korea	—	December	512,231	—	Asset-backed securitization
Able Gwonseon 1st Co., Ltd. [1]	Korea	—	December	(188,406)	—	Asset-backed securitization

39

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2021
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
AJH 3rd Co., Ltd. [1]	Korea	—	December	411,135	—	Asset-backed securitization
Paradise Yeongjong 2nd Co., Ltd. [1]	Korea	—	December	(1,277,197)	—	Asset-backed securitization
Newstar IP Co., Ltd. [1]	Korea	—	December	6,700,346	—	Asset-backed securitization
Enewstay 1st Co., Ltd. [1]	Korea	—	December	8,289,028	—	Asset-backed securitization
New star Panorama 1st Co., Ltd. [1]	Korea	—	December	678,535	—	Asset-backed securitization
New star Papyrus Co., Ltd. [1]	Korea	—	December	(513,513)	—	Asset-backed securitization
SJ Jongno 1st Co., Ltd. [1]	Korea	—	December	(3,004,440)	—	Asset-backed securitization
Newstar Ds 1st Co., Ltd. [1]	Korea	—	December	191,023	—	Asset-backed securitization
Newstar Ds 2nd Co., Ltd. [1]	Korea	—	December	524,462	—	Asset-backed securitization
Able Gamsam 1st Co., Ltd. [1]	Korea	—	December	76,100	—	Asset-backed securitization
Songdo Pfive 2nd Co., Ltd. [1]	Korea	—	December	1,298,857	—	Asset-backed securitization
Newstar Gimpo 1st Co., Ltd. [1]	Korea	—	December	(63,753)	—	Asset-backed securitization
Polar EH 1st Co., Ltd. [1]	Korea	—	December	567,650	—	Asset-backed securitization
Polar EH 2nd Co., Ltd. [1]	Korea	—	December	910,383	—	Asset-backed securitization
Able Gongpyeong 1st Co., Ltd. [1]	Korea	—	December	91,865	—	Asset-backed securitization
Able Chowall 1st Co., Ltd. [1]	Korea	—	December	(215,427)	—	Asset-backed securitization
FN Gasan 1st Co., Ltd. [1]	Korea	—	December	(1,908)	—	Asset-backed securitization
ABR Mareuk 1st Co., Ltd. [1]	Korea	—	December	(45,716)	—	Asset-backed securitization
Newstar Believe Co., Ltd. [1]	Korea	—	December	(263,848)	—	Asset-backed securitization
Able Electronics 1st Co., Ltd. [1]	Korea	—	December	174,974	—	Asset-backed securitization
KB Echo 1st Co., Ltd. [1]	Korea	—	December	236,375	—	Asset-backed securitization
ABR Joongang2 1st Co., Ltd. [1]	Korea	—	December	117,313	—	Asset-backed securitization
KB Tongyoung 1st Co., Ltd. [1]	Korea	—	December	(244,026)	—	Asset-backed securitization
Able Guwol 1st Co., Ltd. [1,2]	Korea	—	December	(160,458)	—	Asset-backed securitization
Able Sky 1st Co., Ltd. [1,2]	Korea	—	December	(462,684)	—	Asset-backed securitization
Newstar Gimpo 2nd Co.,Ltd. [1,2]	Korea	—	December	338,948	—	Asset-backed securitization
Able Hyosung 1st Co., Ltd. [1,2]	Korea	—	December	(114,657)	—	Asset-backed securitization
Able Poongdong 1st Co., Ltd. [1,2]	Korea	—	December	(17,866)	—	Asset-backed securitization
Able Sewoon Co., Ltd. [1,2]	Korea	—	December	(1,118,266)	—	Asset-backed securitization
KB Infra 1st Co., Ltd. [1,2]	Korea	—	December	226,900	—	Asset-backed securitization
Intgreen 1st Inc. [1,2]	Korea	—	December	(660,735)	—	Asset-backed securitization
Able Gasan 1st Co., Ltd. [1,2]	Korea	—	December	(49,387)	—	Asset-backed securitization
Able Pocheon 1st Co., Ltd. [1,2]	Korea	—	December	46,094	—	Asset-backed securitization
Newstar Seotan Co., Ltd. [1,2]	Korea	—	December	208,862	—	Asset-backed securitization
Able PT 1st Co., Ltd. [1,2]	Korea	—	December	(159,043)	—	Asset-backed securitization
Unbroken 1st Co., Ltd, [1,2]	Korea	—	December	(454,809)	—	Asset-backed securitization
JOSH Bujeon 1st Co., Ltd. [1,2]	Korea	—	December	(590,290)	—	Asset-backed securitization
Newstarplus1st Co., Ltd. [1,2]	Korea	—	December	291,848	—	Asset-backed securitization

40

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2021
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
KB MyeongJi 1st Co., Ltd. [1,2]	Korea	—	December	46,905	—	Asset-backed securitization
Able Dangjin 1st Co., Ltd. [1,2]	Korea	—	December	(84,172)	—	Asset-backed securitization
Able Yongdap 1st Co., Ltd. [1,2]	Korea	—	December	(72,070)	—	Asset-backed securitization
KB Osansegyo 2nd Co., Ltd. [1,2]	Korea	—	December	(20,294)	—	Asset-backed securitization
Able Hyeongok Co., Ltd. [1,2]	Korea	—	December	(63,847)	—	Asset-backed securitization
KB Mapo 2nd Co., Ltd. [1,2]	Korea	—	December	119,719	—	Asset-backed securitization
GDIC 1st Co., Ltd. [1,2]	Korea	—	December	(416,815)	—	Asset-backed securitization
Able Wonchang 1st Co., Ltd. [1,2]	Korea	—	December	(226,519)	—	Asset-backed securitization
Zitaress 1st Co., Ltd. [1,2]	Korea	—	December	(732,386)	—	Asset-backed securitization
KB PF 3rd Co., Ltd. [1,2]	Korea	—	December	(8,391)	—	Asset-backed securitization
Able Beomeo-one Co., Ltd. [1,2]	Korea	—	December	(64,991)	—	Asset-backed securitization
Able Yucheon 1st Co., Ltd. [1,2]	Korea	—	December	(1,006,041)	—	Asset-backed securitization
KB Infra 2nd Co., Ltd. [1,2]	Korea	—	December	(2,135,492)	—	Asset-backed securitization
KB Illite 1st. Co., Ltd. [1,2]	Korea	—	December	(37,591)	—	Asset-backed securitization
Newstar Sina Co., Ltd. [1,2]	Korea	—	December	(369,157)	—	Asset-backed securitization
KB Gold 1st Co., Ltd. [1,2]	Korea	—	December	39,430	—	Asset-backed securitization
Inspire Gold 1st Co., Ltd. [1,2]	Korea	—	December	(641,000)	—	Asset-backed securitization
Inspire Gold 2nd Co., Ltd. [1,2]	Korea	—	December	(294,713)	—	Asset-backed securitization
Able MK 1st Co., Ltd, [1,2]	Korea	—	December	(39,136)	—	Asset-backed securitization
Yeoksam The Gallery KB 1st Co., Ltd. [1,2]	Korea	—	December	(21,787)	—	Asset-backed securitization
Y Three Ulsan Sinjeong 1st Co., Ltd. [1,2]	Korea	—	December	(274,134)	—	Asset-backed securitization

					1,031,745,305

Associates
Wise Asset Management Co., Ltd. [3]	Korea	33.00	—	—	—	Asset Mgt.
KB Special Purpose Acquisition Company No.17 [4]	Korea	0.01	November	10,432,587	500	SPAC
KB Special Purpose Acquisition Company No.18 [4]	Korea	0.01	November	15,292,628	1,000	SPAC
KB Special Purpose Acquisition Company No.19 [4]	Korea	0.02	November	8,197,372	1,000	SPAC
KB Special Purpose Acquisition Company No.20 [4]	Korea	0.02	November	12,438,883	1,000	SPAC
KB New Paradigm Agriculture Venture Fund	Korea	25.00	December	11,763,467	2,725,000	Investment
KB KONEX Market Vitalization Fund	Korea	23.44	December	23,233,115	615,000	Investment
KB-KDBC Pre-IPO New Technology Business Investment Fund	Korea	33.33	December	17,683,622	4,400,000	Investment
KBTS Technology Venture Private Equity Fund [4]	Korea	16.00	December	30,050,612	4,080,000	Investment
KB-SJ Tourism Venture Fund [4]	Korea	18.52	December	22,390,155	5,000,000	Investment
KB Shinjasanaubo Fund [4]	Korea	14.67	December	12,935,423	1,936,000	Investment
UNION Media Commerce Fund	Korea	28.99	December	3,308,233	1,000,000	Investment
KB-Brain KOSDAQ Scale-Up Fund [4]	Korea	15.96	December	69,721,862	9,750,000	Investment
KB SPROTT Renewable Private Equity Fund I [4]	Korea	7.69	December	12,418,787	1,182,775	Investment

41

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2021
	Location	Percent age of ownership(%)	Date of financial statements [5]	Net Asset	Book amount	Main Business
KB-Stonebridge Secondary Private Equity Fund [4]	Korea	4.16	December	150,687,823	6,183,416	Investment
KB-SP Private Equity Fund IV [4]	Korea	14.95	December	37,641,126	6,100,000	Investment
KB-UTC Inno-Tech Venture Fund [4]	Korea	14.76	December	47,351,174	7,125,000	Investment
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [4]	Korea	6.00	December	127,116,527	6,696,000	Investment
Project Vanilla Co., Ltd.	Korea	49.00	December	1,072,130	525,344	System software development
December & Company Inc. [4]	Korea	16.78	December	53,943,247	30,000,000	System software development
KB Material and Parts No. 1 PEF [4]	Korea	14.47	December	23,103,939	3,400,000	Investment
KB Bio Private Equity Fund III Ltd. [4]	Korea	12.20	December	81,590,446	10,000,000	Investment
KB Global Commerce Private Equity Investment Fund [4]	Korea	16.28	December	41,896,320	7,000,000	Investment
KB-KTB Technology Venture Fund [4]	Korea	18.18	December	10,907,389	2,000,000	Investment
KB Bio Global Expansion Private Equity Fund No.1	Korea	39.47	December	37,916,484	15,000,000	Investment
KB Digital Platform Fund [4]	Korea	16.67	December	26,998,474	4,500,000	Investment
KB-SOLIDUS Healthcare Investment Fund [4]	Korea	4.90	December	2,040,000	100,000	Investment

					129,322,035

					1,161,067,340

[1]

The Company has control over the special purpose entities (“SPEs”) and is exposed to variable returns. Accordingly, these SPEs are included as subsidiaries although the Company’s ownership is less than 50%.

[2]	Newly established in 2021 and included as subsidiaries.
[3]	The Company recognized the entire book amount as a loss before the year ended December 31, 2020, as a big loss was expected. Disposal of securities are restricted due to stock lock-up requirements.
[4]	Although the ownership of the Company is less than 20%, these are included as associates, since the Company has a significant influence over investee’s policy and operations.
[5]	The date is the closing date of financial statements used for the purpose of assessment of net asset value.

Changes in investments in subsidiaries for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
KBFG Securities America Inc.	17,259,715	—	—	—	—	—	17,259,715
KB Securities Hong Kong Ltd.	219,432,709	—	—	—	—	13,211,016	232,643,725
KB Securities Vietnam Joint Stock Company	173,875,579	—	—	—	—	—	173,875,579
KB FINA Joint Stock Company	11,146,330	—	—	—	—	—	11,146,330
PT. KB Valbury Sekuritas	—	57,221,997	—	—	—	—	57,221,997
KB Digital Innovation&growth New Technology Business Investment Fund	2,000,000	—	—	—	—	—	2,000,000
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	15,000,000	—	—	—	—	—	15,000,000
JB New Jersey Private Real Estate Fund 1	1,074,621	—	—	—	—	—	1,074,621

42

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
Heungkuk Global Highclass Private Real Estate Trust 23	1,903,215	—	(1,903,215)	—	—	—	—
DGB General Private Real Estate Investment Trust No.8	6,967,178	—	(6,967,178)	—	—	—	—
LB Irealand Private Real Estate Investment Trust 8	66,076,000	—	—	—	—	—	66,076,000
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	18,697,397	3,142,188	(198,569)	—	—	—	21,641,016
KTB Aircraft Private Investment Trust No.21- 1	27,752,839	—	—	—	—	—	27,752,839
Vestas General Private Real Estate Fund Investment Trust No. 38	93,059,747	11,340,804	—	—	—	—	104,400,551
Mangrove Feeder Fund	67,008,400	—	—	—	—	4,001,690	71,010,090
GH Real Estate I LP	21,031,909	—	—	(1,598)	—	—	21,030,311
JB Dry Street Private Fund 1	1,060,697	—	(86,497)	—	—	—	974,200
JB Australia108 Private Fund 1	759,207	—	(61,708)	—	—	—	697,499
JB Forge Private Fund 1	543,244	—	(44,182)	—	—	—	499,062
JB Hall Street Private Fund 1	1,016,152	—	(82,632)	—	—	—	933,520
JB Margaret Street Private Fund 1	288,186	—	(23,401)	—	—	—	264,785
LB UK Private Real Estate Investment Trust No.18 [1]	34,500,000	—	(28,941,213)	—	(5,558,787)	—	—
Alpha Spain Real Estate Private Investment Trust 1	67,622,466	—	(67,622,466)	—	—	—	—
Hanwha US Equity Strategy Private Real Estate Fund 3	183,669,714	—	(180,885,304)	—	—	—	2,784,410
Korea Investment US Amazon Logistics Private Real Estate Investment Trust NO. 1 [1]	—	20,900,000	(20,800,000)	—	(100,000)	—	—
GVA Europe Real Estate Investment Trust No.2	—	95,000,000	(95,000,000)	—	—	—	—
KB Global Contents Private Investment Fund	—	4,500,000	—	—	—	—	4,500,000
GVA Europe Pre-IPO Private Investment Trust No.1	—	20,000,000	—	—	—	—	20,000,000
LIFE Global Reits Pre- IPO General Private Investment Trust 1	—	59,470,000	—	—	—	—	59,470,000
KB KBSTAR US Short- Term IG Corporate Bond ETF	—	50,000,000	—	—	—	—	50,000,000
KB Wisestar Private Real Estate Fund Investment Trust No. 2 [1]	—	67,100,000	—	—	(67,100,000)	—	—

	1,031,745,305	388,674,989	(402,616,365)	(1,598)	(72,758,787)	17,212,706	962,256,250

[1]	These instruments are reclassified to financial assets measured at FVTPL during the year ended December 31, 2022 .

43

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Others	Ending balance
KBFG Securities America Inc.	17,259,715	—	—	—	—	17,259,715
KB Securities Hong Kong Ltd.	117,143,369	101,175,500	—	—	1,113,840	219,432,709
KB Securities Vietnam Joint Stock Company	104,791,511	69,084,068	—	—	—	173,875,579
KB FINA Joint Stock Company	11,146,330	—	—	—	—	11,146,330
Hyundai Dynamic Mix Securities Feeder Investment Trust 1	5,559,136	—	(5,559,136)	—	—	—
Hyundai Kon-tiki Specialized Privately Placed Fund 1	476,406	—	(476,406)	—	—	—
JB New Jersey Private Real Estate Fund 1	1,074,621	—	—	—	—	1,074,621
Heungkuk Global Highclass Private Real Estate Trust 23	3,533,980	—	(1,630,765)	—	—	1,903,215
DGB General Private Real Estate Investment Trust No.8	7,327,638	—	(360,460)	—	—	6,967,178
LB Ireland Private Real Estate Investment Trust 8	66,076,000	—	—	—	—	66,076,000
Aquila Global Real Assets Fund No. 1 LP	1	—	(1)	—	—	—
Mangrove Feeder Fund	61,755,900	—	—	—	5,252,500	67,008,400
GH Real Estate I LP	28,916,236	—	—	(7,884,327)	—	21,031,909
KTB Aircraft Private Investment Trust No.21-1	27,752,839	—	—	—	—	27,752,839
Pacific US Blackrock Private Placement Real Estate Fund No.15	15,371,600	3,325,797	—	—	—	18,697,397
KB digital innovation & growth new technology business investment fund	1,500,000	500,000	—	—	—	2,000,000
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	3,750,000	11,250,000	—	—	—	15,000,000
Vestas General Private Real Estate Fund Investment Trust No. 38	93,059,747	—	—	—	—	93,059,747
JB Dry Street Private Fund1	1,060,697	—	—	—	—	1,060,697
JB Australia108 Private Fund1	759,207	—	—	—	—	759,207
JB Forge Private Fund1	543,244	—	—	—	—	543,244
JB Hall Street Private Fund1	1,016,152	—	—	—	—	1,016,152
JB Margaret Street Private Fund1	288,186	—	—	—	—	288,186

44

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Others	Ending balance
LB UK Private Real Estate Investment Trust No.18	34,500,000	—	—	—	—	34,500,000
Alpha Spain Real Estate Private Investment Trust 1	64,323,723	3,298,743	—	—	—	67,622,466
Hangang Domestic Private Real Estate Fund No.14	18,100,000	—	(18,100,000)	—	—	—
Hanwha US Equity Strategy Private Real Estate Fund 3	—	183,678,409	(8,695)	—	—	183,669,714
Pacific Bric Professional Investors’ Private Real Estate Fund No.53	—	43,500,000	(43,500,000)	—	—	—

	687,086,238	415,812,517	(69,635,463)	(7,884,327)	6,366,340	1,031,745,305

Changes in investment in associates for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classfification[1]	Ending balance
KB Special Purpose Acquisition Company No.17	500	—	(500)	—	—	—
KB Special Purpose Acquisition Company No.18	1,000	—	(1,000)	—	—	—
KB Special Purpose Acquisition Company No.19	1,000	—	(1,000)	—	—	—
KB Special Purpose Acquisition Company No.20	1,000	—	(1,000)	—	—	—
KB Special Purpose Acquisition Company No.21	—	10,000	—	—	—	10,000
KB Special Purpose Acquisition Company No.22	—	10,000	—	—	—	10,000
KB Special Purpose Acquisition Company No.23	—	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.24	—	25,000	—	—	—	25,000
KB New Paradigm Agriculture Venture Fund	2,725,000	—	(625,000)	—	—	2,100,000
KB KONEX Market Vitalization Fund	615,000	—	—	—	—	615,000
KB-KDBC New Technology Business Investment Fund	4,400,000	—	(2,600,000)	—	—	1,800,000
KBTS Technology Venture Private Equity Fund	4,080,000	—	(1,296,000)	—	—	2,784,000
KB-SJ Tourism Venture Fund	5,000,000	-	(400,000)	-	-	4,600,000
KB Shinjasanaubo Fund	1,936,000	—	(132,000)	—	—	1,804,000
UNION Media Commerce Fund	1,000,000	—	—	—	—	1,000,000
KB-Brain KOSDAQ Scale-Up Fund	9,750,000	—	(4,800,000)	—	—	4,950,000
KB SPROTT Renewable Private Equity Fund I	1,182,775	2,499,360	—	—	—	3,682,135
KB-Stonebridge Secondary Private Equity Fund	6,183,416	1,248,439	(631,500)	—	—	6,800,355
KB-SP Private Equity Fund IV	6,100,000	—	—	—	—	6,100,000

45

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

KB-UTC Inno-Tech Venture Fund	7,125,000	—	—	—	—	7,125,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	6,696,000	660,000	(2,352,793)	—	—	5,003,207
Project Vanilla Co., Ltd.	525,344	—	(525,344)	—	—	—
December & Company Inc.	30,000,000	—	—	(8,161,866)	—	21,838,134
KB Material and Parts No. 1 PEF	3,400,000	—	—	—	—	3,400,000
KB Bio Private Equity Fund III Ltd.	10,000,000	—	(10,000,000)	—	—	—
KB Global Commerce Private Equity Investment Fund	7,000,000	—	—	—	—	7,000,000
KB-KTB Technology Venture Fund	2,000,000	4,000,000	—	—	—	6,000,000
KB Bio Global Expansion Private Equity Fund No.1	15,000,000	—	—	—	—	15,000,000
KB Digital Platform Fund	4,500,000	5,000,000	—	—	—	9,500,000
KB-SOLIDUS Healthcare Investment Fund	100,000	1,000,000	—	—	—	1,100,000
KB-GeneN Medical Venture Fund 1	—	2,000,000	—	—	—	2,000,000
KB-BridgePole Venture Investment Fund	—	850,000	—	—	—	850,000
KB-Kyobo New Mobility Power Fund	—	3,000,000	—	—	—	3,000,000
DA-Friend Investment Fund II	—	—	—	—	987,633	987,633
Cornerstone Pentastone IV Fund	—	—	—	—	817,742	817,742
SKS-VLP Fund No.2	—	—	—	—	1,155,560	1,155,560
JS Private Equity Fund III	—	1,700,000	—	—	—	1,700,000
Mirae Asset Mobility Investment Fund I	—	2,000,000	—	—	—	2,000,000
KB-FT 1st Green Growth Investment Fund	—	2,000,000	—	—	—	2,000,000
THE CHAEUL FUND NO.1(former SKS IB NEW M&T FUND NO.1)	—	1,000,000	—	—	—	1,000,000
POSITIVE Sobujang Venture Fund No.1	—	2,000,000	—	—	—	2,000,000
KB-NP Green ESG New Technology Venture Capital Fund	—	3,740,000	—	—	—	3,740,000
Hisstory 2022 Fintech Fund	—	2,000,000	—	—	—	2,000,000
PEBBLES-MW M.C.E New Technology Investment Fund 1st	—	2,000,000	—	—	—	2,000,000
KB Star REIT	—	45,523,300	—	—	—	45,523,300
KB Bio Private Equity Investment Fund IV	—	7,500,000	—	—	—	7,500,000
Nextrade Co., Ltd.	-	9,700,000	-	-	-	9,700,000

	129,322,035	99,471,099	(23,366,137)	(8,161,866)	2,960,935	200,226,066

[1]	These instruments are reclassified from financial assets measured at FVTPL for the year ended December 31, 2022 .

46

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classfification[1]	Ending balance
KB Special Purpose Acquisition Company No.17	500	—	—	—	—	500
KB Special Purpose Acquisition Company No.18	1,000	—	—	—	—	1,000
KB Special Purpose Acquisition Company No.19	1,000	—	—	—	—	1,000
KB Special Purpose Acquisition Company No.20	1,000	—	—	—	—	1,000
KB Private Equity Fund III	8	—	(8)	—	—	—
Keystone-Hyundai Sec. No.1 Private Equity Fund	1,925,000	—	(1,925,000)	—	—	—
KB New Paradigm Agriculture Venture Fund	5,000,000	—	(2,275,000)	—	—	2,725,000
KB KONEX Market Vitalization Fund	6,165,000	—	(5,550,000)	—	—	615,000
KB-KDBC Pre-IPO New Technology Business Investment Fund	6,800,000	—	(2,400,000)	—	—	4,400,000
KBTS Technology Venture Private Equity Fund	4,736,000	880,000	(1,536,000)	—	—	4,080,000
KB-SJ Tourism Venture Fund	4,500,000	500,000	—	—	—	5,000,000
KB Shinjasanaubo Fund	1,320,000	880,000	(264,000)	—	—	1,936,000
UNION Media Commerce Fund	1,000,000	—	—	—	—	1,000,000
KB-Brain KOSDAQ Scale-Up Fund	10,050,000	3,750,000	(4,050,000)	—	—	9,750,000
KB SPROTT Renewable Private Equity Fund I	1,182,775	—	—	—	—	1,182,775
KB-Stonebridge Secondary Private Equity Fund	4,088,000	3,788,000	(1,692,584)	—	—	6,183,416
KB-SP Private Equity Fund IV	6,100,000	—	—	—	—	6,100,000
KB-UTC Inno-Tech Venture Fund	5,805,000	1,695,000	(375,000)	—	—	7,125,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,850,000	3,846,000	—	—	—	6,696,000
JR GLOBAL REIT	215,854,340	—	(65,025,000)	—	(150,829,340)	—
Project Vanilla Co., Ltd.	2,450,000	—	—	(1,924,656)	—	525,344
December & Company Inc.	30,000,000	—	—	—	—	30,000,000
KB Material and Parts No. 1 PEF	3,400,000	—	—	—	—	3,400,000
KB Bio Private Equity Fund III Ltd.	—	10,000,000	—	—	—	10,000,000
K The fifteenth Real Estate Investment Trust	—	8,600,000	(8,600,000)	—	—	—
KB Global Commerce Private Equity Investment Fund	—	7,000,000	—	—	—	7,000,000
KB-KTB Technology Venture Fund	—	2,000,000	—	—	—	2,000,000
KB Bio Global Expansion Private Equity Fund No.1	—	15,000,000	—	—	—	15,000,000
KB Digital Platform Fund	—	4,500,000	—	—	—	4,500,000
KB-SOLIDUS Healthcare Investment Fund	—	100,000	—	—	—	100,000

	313,229,623	62,539,000	(93,692,592)	(1,924,656)	(150,829,340)	129,322,035

[1]	These instruments are reclassified to financial assets measured at FVTPL for the year ended December 31, 2021 .

47

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

10. Loans Measured at Amortised Cost

The details of loans measured at amortised cost as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022			2021
	Total amount	Allowances	Book amount	Total amount	Allowances	Book amount
Retails
Broker’s loans	2,670,524,438	—	2,670,524,438	2,875,271,205	—	2,875,271,205
Loans to employees	11,821,078	—	11,821,078	15,067,486	—	15,067,486
Present value discount	(25,619)	—	(25,619)	(25,619)	—	(25,619)

	2,682,319,897	—	2,682,319,897	2,890,313,072	—	2,890,313,072

Corporate
Broker’s loans	277,741,537	—	277,741,537	270,439,064	—	270,439,064
Securities purchased under repurchase agreements	730,100,000	—	730,100,000	441,800,000	—	441,800,000
Loans receivable	2,789,966,306	(16,386,956)	2,773,579,350	1,730,116,707	(12,919,579)	1,717,197,128
Purchased loans	78,787,460	(3,193,805)	75,593,655	98,535,846	(33,549,254)	64,986,592
Advances for customers	7,564,877	(7,564,877)	—	11,404,578	(11,404,578)	—
Privately placed bonds	500,000	(299,446)	200,554	14,375,767	(331,495)	14,044,272
Financial lease receivables	35,135,664	—	35,135,664	41,127,430	—	41,127,430
Net deferred origination fees and costs	(4,820,171)	—	(4,820,171)	(5,314,862)	—	(5,314,862)
Present value discount	(3,064,593)	—	(3,064,593)	(4,148,880)	—	(4,148,880)

	3,911,911,080	(27,445,084)	3,884,465,996	2,598,335,650	(58,204,906)	2,540,130,744

	6,594,230,977	(27,445,084)	6,566,785,893	5,488,648,722	(58,204,906)	5,430,443,816

48

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The change in book amount of loan measured at amortised cost for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022
	Retails			Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses	The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
					Non-impaired	Impaired
Beginning	2,890,313,073	—	—	2,549,095,780	—	49,239,870	—
Transfer between stages
Transfer to lifetime expected credit Losses (Impaired)	—	—	—	(6,675,000)	—	6,675,000	—
Write-off	—	—	—	—	—	(33,202,354)
Sale	—	—	—	(722,881,522)	—	—	—
Other increase/decrease, net	(207,993,176)	—	—	2,074,015,038	—	(4,355,732)	—

Ending	2,682,319,897	—	—	3,893,554,296	—	18,356,784	—

(in thousands of Korean won)	2021
	Retails			Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses	The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
					Non-impaired	Impaired
Beginning	2,590,998,977	—	—	2,403,099,320	10,714,286	49,306,826	—
Transfer between stages	—	—	—	—	—	—	—
Sale	—	—	—	(137,590,000)	—	—	—
Other increase/decrease, net	299,314,095	—	—	283,586,460	(10,714,286)	(66,956)	—

Ending	2,890,313,072	—	—	2,549,095,780	—	49,239,870	—

49

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The changes in allowances for loan losses for the years ended December 31, 2022 and 2021, are as follows:

(In thousands of Korean won)	2022
	Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired
Beginning	9,173,399	—	49,031,507	—
Transfer between stages
Transfer to lifetime expected credit Losses (Impaired)	(3,461,509)	—	3,461,509	—
Write-off	—	—	(33,202,354)	—
Provision for loan losses	4,984,774	—	805,841	—
Other transfer	—	—	(3,348,083)	—

Ending	10,696,664	—	16,748,420	—

(In thousands of Korean won)	2021
	Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired
Beginning	4,363,646	427,925	49,098,464	—
Transfer between stages	—	—	—	—
Provision(Reversal) for loan losses	4,809,753	(427,925)	(66,957)	—
Other transfer	—	—	—	—

Ending	9,173,399	—	49,031,507	—

Among the loans which have been written-off, the Company manages loans for which the claims against borrowers have not been lost due to reasons such as incomplete extinctive prescription pursuant to relevant laws and uncollected receivables after writing-off, as the written-off loans. As at December 31, 2022 and 2021, the balances of the written-off loans are W 9,218,967 thousand and W 4,600,194 thousand, respectively.

Broker’s loan

The Company provides loans for stock purchases with credit period of 180 days (can be extended for six times) for investors using margin transaction. As at December 31, 2022, interest rate of the loan is differentiated from 4.9% to 9.8% based on maturities, and overdue interest rate is 9.9%.

Also, as the Company operates loans secured by securities. At the initial transaction, in case of superior shares and common shares, the Company requires trading securities or cash as collateral, corresponding to 167% and 250% of the loan, respectively. Over 140% collateral of the loan is required. As at December 31, 2022, the interest rate of loans secured by securities is differentiated from Annual Percentage Rate(APR) 6.9% to 9.8% based on maturities, from APR 7.0% to 8.5% based on credit rating, and the loan with past due date is 9.9%

50

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

For margin loan to customers, trading securities or cash is required to be pledged corresponding to 140% of the loan. Because of this condition, the Company pledged securities as collateral which are purchased with margin to customer loan. If the value of the pledged securities do not reach to 140% of the loan, the Company requires additional cash or trading securities as collateral.

Advances for Customers

Advances for customers consists of advanced payments on loss compensation and advanced payments for others.

Advanced payments on loss compensation are the monetary amount of claim for reimbursement, paid by the Company, if any losses from embezzlement and arbitrary trading are occurred.

Advanced payments for others consist of two types. The first type is the amount of recourse from paid Investor Protection Fund based on the previous Securities Exchange Act Article 69 Clause 2 or Clause 4. This recourse is driven by preferred payments to the securities company with reasonable reason for taking the preferred payments. The second type is the amount of recourse from Joint Compensation Fund based on Law relating to the Financial Investment Services and Capital Markets Act Article 323 Clause 14 and related Enforcement Decree Article 318 Clause 8. This recourse is driven by preferred payments to the securities company that occurred reasonable reasons for taking the preferred payments.

11. Property and Equipment

The details of property and equipment as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	28,242,445	—	83,580,757	111,823,202
Buildings	40,613,878	(18,705,038)	—	21,908,840
Furniture and equipment	166,644,659	(134,101,041)	—	32,543,618
Others	56,137,689	(43,986,992)	—	12,150,697
Right-of-use assets	134,063,357	(58,683,464)	—	75,379,893

	425,702,028	(255,476,535)	83,580,757	253,806,250

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	29,301,991	—	35,727,831	65,029,822
Buildings	42,017,785	(18,619,751)	—	23,398,034
Furniture and equipment	151,136,006	(119,791,310)	—	31,344,696
Others	51,441,331	(38,219,912)	—	13,221,419
Right-of-use assets	111,255,336	(38,828,953)	—	72,426,383

	385,152,449	(215,459,926)	35,727,831	205,420,354

51

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The details of right-of-use assets as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	125,426,370	(53,310,578)	72,115,792
Vehicles	4,039,939	(1,781,351)	2,258,588
Others	4,597,048	(3,591,535)	1,005,513

	134,063,357	(58,683,464)	75,379,893

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	103,497,623	(34,351,809)	69,145,814
Vehicles	3,528,320	(1,958,126)	1,570,194
Others	4,229,393	(2,519,018)	1,710,375

	111,255,336	(38,828,953)	72,426,383

The changes in property and equipment for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Re-valuation	Others [1]	Ending balance
Land	65,029,822	—	(1,115,081)	—	47,521,151	387,310	111,823,202
Buildings	23,398,034	—	(543,148)	(1,007,299)	—	61,253	21,908,840
Furniture and equipment	31,344,696	15,914,642	(5,231)	(14,710,489)	—	—	32,543,618
Others	13,221,419	6,364,691	(97,415)	(7,337,998)	—	—	12,150,697
Right-of-use assets	72,426,383	30,479,675	(3,497,265)	(24,028,900)	—	—	75,379,893

	205,420,354	52,759,008	(5,258,140)	(47,084,686)	47,521,151	448,563	253,806,250

[1]	Others consist of reclassification to investment properties and others.

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	65,263,726	—	(272,921)	—	39,017	65,029,822
Buildings	24,916,560	—	(237,867)	(1,064,308)	(216,351)	23,398,034
Furniture and equipment	28,859,957	16,456,695	(12,780)	(13,959,176)	—	31,344,696
Others	16,306,646	6,488,104	(174,045)	(9,399,286)	—	13,221,419
Right-of-use assets	84,964,420	10,037,472	(669,858)	(17,043,285)	(4,862,366)	72,426,383

	220,311,309	32,982,271	(1,367,471)	(41,466,055)	(5,039,700)	205,420,354

[1]	Others consist of reclassification to investment properties and others.

52

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The changes in right-of-use assets for the year ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Ending balance
Buildings	69,145,814	27,808,891	(3,080,026)	(21,758,887)	72,115,792
Vehicles	1,570,194	2,291,705	(414,828)	(1,188,483)	2,258,588
Others	1,710,375	379,079	(2,411)	(1,081,530)	1,005,513

	72,426,383	30,479,675	(3,497,265)	(24,028,900)	75,379,893

	2021
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others	Ending balance
Buildings	80,952,141	7,777,288	(98,178)	(14,623,072)	(4,862,365)	69,145,814
Vehicles	1,345,888	1,729,628	(329,252)	(1,176,069)	(1)	1,570,194
Others	2,666,391	530,556	(242,428)	(1,244,144)	—	1,710,375

	84,964,420	10,037,472	(669,858)	(17,043,285)	(4,862,366)	72,426,383

The Company applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was August 5, 2022. The Company used the assessed price provided by qualified appraiser for the revaluation of the land.

The land was measured using sales value of similar land, and the access condition, environment condition and other specific factors are considered when the value is adjusted. There is no change in the valuation technique for the year ended December 31, 2022.

Classification of land that is measured at fair value by fair value hierarchy levels as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	111,823,202	111,823,202

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	65,029,822	65,029,822

Changes in land which is classified to Level 3 for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	65,029,822	65,263,726
Reclassification to property and equipment	642,447	491,317
Reclassification to investment properties	(255,137)	(452,300)
Disposal	(1,115,081)	(272,921)
Changes in fair-value	47,521,151	—

Ending balance	111,823,202	65,029,822

53

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Book amounts of land under cost model as at December 31, 2022 and 2021, are as follows:

	2022		2021
(in thousands of Korean won)	Under revaluation model	Under cost model	Under revaluation model	Under cost model
Land	111,823,202	28,242,445	65,029,822	29,301,991

Changes in other comprehensive income related to the revaluation for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Re-classification	Ending balance
Land	36,132,407	47,900,256	84,032,663
Income tax effects	(10,034,165)	(12,332,245)	(22,366,410)

After income tax	26,098,242	35,568,011	61,666,253

	2021
(in thousands of Korean won)	Beginning balance	Re-classification	Disposal, others	Ending balance
Land	36,517,219	(355,466)	(29,344)	36,132,409
Income tax effects	(10,042,235)	—	8,070	(10,034,165)

After income tax	26,474,984	(355,466)	(21,274)	26,098,244

12. Investment Properties

The details of investment properties as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	8,799,021	—	(332,251)	8,466,770
Buildings	15,303,124	(9,110,040)	—	6,193,084

	24,102,145	(9,110,040)	(332,251)	14,659,854

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	10,088,388	—	(59,929)	10,028,459
Buildings	17,264,002	(9,537,484)	—	7,726,518

	27,352,390	(9,537,484)	(59,929)	17,754,977

54

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The changes in investment properties for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Disposal	Depreciation	Re-classification	Ending balance
Land	10,028,459	(1,174,378)	—	(387,311)	8,466,770
Buildings	7,726,518	(1,053,788)	(418,394)	(61,252)	6,193,084

	17,754,977	(2,228,166)	(418,394)	(448,563)	14,659,854

	2021
(in thousands of Korean won)	Beginning balance	Disposal	Depreciation	Re-classification	Ending balance
Land	10,528,899	(461,423)	—	(39,017)	10,028,459
Buildings	8,403,473	(450,604)	(442,702)	216,351	7,726,518

	18,932,372	(912,027)	(442,702)	177,334	17,754,977

Details of income and expenditure on investment properties for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Rental income	1,812,717	1,867,883
Expenditure on operating investment properties	(970,252)	(808,657)
Expenditure on non-operating investment properties	(32,508)	(153,330)

	809,957	905,896

Details of fair value of investment properties as at December 31, 2022 and 2021 are as follows:

	2022		2021
(in thousands of Korean won)	Book amount	Fair value	Book amount	Fair value
Land	8,466,770	47,402,527	10,028,459	26,789,618
Buildings	6,193,084	8,444,966	7,726,518	10,963,771

	14,659,854	55,847,493	17,754,977	37,753,389

The fair values of investment properties as at December 31, 2022 was evaluated by an independent appraiser, based on the evaluation result at August 5, 2022. The qualified appraiser is a member of the Korea Appraisers Association and has appropriate qualifications and experience in evaluating real estate in the location of investment properties. This evaluation was based on international evaluation standards and is based on the market price of similar real estate.

The fair values of investment properties are classified as Level 3 based upon the inputs, which are used in valuation method.

The fair value of investment property measured by using sales value of similar land is calculated by analyzing and comparing the sale prices of similar land, and also the access condition, environment condition and other specific factors for the purpose of estimation for fair value are considered. There is no significant change in the valuation technique for the year ended December 31, 2022.

Investment properties are provided as collaterals for rental deposits and lease hold right, which amount to W 610,000 thousand and W 938,000 thousand as at December 31, 2022 and 2021, respectively.

55

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

13. Intangible Assets

The details of intangible assets as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	58,888,990	—	—	58,888,990
Development costs	186,869,610	(139,522,251)	—	47,347,359
Software	117,345,440	(89,018,725)	—	28,326,715
Memberships	37,615,266	(115,840)	(9,866,646)	27,632,780
Others	23,294,717	—	—	23,294,717

	424,014,023	(228,656,816)	(9,866,646)	185,490,561

	2021
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	58,888,990	—	—	58,888,990
Development costs	157,728,819	(122,075,492)	—	35,653,327
Software	104,393,859	(78,917,824)	—	25,476,035
Memberships	36,920,748	(98,188)	(9,242,252)	27,580,308
Others	23,294,717	—	—	23,294,717

	381,227,133	(201,091,504)	(9,242,252)	170,893,377

The changes in intangible assets for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Ending balance
Goodwill	58,888,990	—	—	—	—	—	58,888,990
Development costs	35,653,327	29,140,791	—	(17,446,759)	—	—	47,347,359
Software	25,476,035	12,951,582	—	(10,100,902)	—	—	28,326,715
Memberships	27,580,308	1,745,855	(1,041,665)	(17,652)	(1,028,751)	394,684	27,632,780
Others	23,294,717	—	—	—	—	—	23,294,717

	170,893,377	43,838,228	(1,041,665)	(27,565,313)	(1,028,751)	394,684	185,490,561

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2022.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2022.

	2021
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Ending balance
Goodwill	58,888,990	—	—	—	—	—	58,888,990
Development costs	32,176,319	17,915,813	—	(14,438,805)	—	—	35,653,327
Software	14,502,908	18,665,072	—	(7,691,945)	—	—	25,476,035
Memberships	27,212,997	—	(2,124,080)	(17,652)	(121,016)	2,630,059	27,580,308
Others	23,294,717	—	—	—	—	—	23,294,717

	156,075,931	36,580,885	(2,124,080)	(22,148,402)	(121,016)	2,630,059	170,893,377

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2021.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2021.

56

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

14. Other Financial Assets

The details of other financial assets as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Other receivables	2,262,695,642	3,271,464,715
Accrued income	190,160,953	163,484,093
Accrued interest on bonds	148,382,124	209,164,728
Guarantee deposits	67,571,758	67,557,208
Other	67,835,435	49,579,114
Provision for other financial assets	(37,655,617)	(36,353,781)

	2,698,990,295	3,724,896,077

15. Other Assets

The details of other assets as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Other receivables	116,417,803	84,740
Advance payments	47,263,896	23,376,946
Prepaid expenses	75,560,143	7,437,538
Prepaid value-added taxes	786,782	24,513
Others	3,648,511	441,283

	243,677,135	31,365,020

16. Deposit Liabilities

The details of deposit liabilities as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Customers’ deposits
Customers’ deposits for brokerage	5,049,354,662	6,640,427,057
Customers’ deposits for exchange-traded derivatives trading	779,295,471	599,962,498
Customers’ deposits for subscription	904,010	—
Customers’ deposits for savings	6,445,014	8,609,240
Customers’ deposits for repo	61,600	61,627
Customers’ deposits for the investor of collective investment securities	324,357,905	223,800,663
Others	48,641	48,729

	6,160,467,303	7,472,909,814

Guarantee deposits
Guarantee deposits in foreign currency	190,255,947	474,568,902
Guarantee deposits in won currency	468,648,375	452,889,714

	658,904,322	927,458,616

	6,819,371,625	8,400,368,430

57

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

17. Borrowings

The details of borrowings as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Call money	830,000,000	40,000,000
Borrowings:
Borrowing from banks	—	—
Borrowing from KSFC	1,244,222,242	1,093,096,057
Asset-backed short-term bonds	1,254,200,000	515,000,000
CP borrowings	1,920,000,000	—
Securities sold under repurchase agreements	6,231,390,409	13,531,208,950
Short-term note issued	7,249,429,201	4,475,145,330
Debentures:
Debentures	1,850,190,000	2,345,650,000
Less: discount on debentures issued	(3,764,611)	(5,470,519)

	20,575,667,241	21,994,629,818

The details of call money as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Interest rate (%)	2022	2021
Samsung Asset Management Co., Ltd. and others	3.42~5.05	830,000,000	40,000,000

The details of borrowings as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)		Interest rate (%)	2022	2021
Borrowings from KSFC	KSFC	3.45~5.07	1,244,222,242	1,093,096,057
Asset-backed short-term bonds	Hi Investment & Securities Co., Ltd. and others	3.42~5.81	1,254,200,000	515,000,000
CP borrowings	Hana Securities Co., Ltd. and others	3.76~5.99	1,920,000,000	—

			4,418,422,242	1,608,096,057

The details of securities sold under repurchase agreements as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Interest rate (%)	2022	2021
Customers	0.11~4.60	4,181,390,409	6,973,309,166
Financial institution	3.30~4.30	2,050,000,000	6,557,899,784

		6,231,390,409	13,531,208,950

The details of short-term note issued as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Interest rate (%)	2022	2021
Individual	0.25~5.60	4,650,359,585	1,724,366,358
Corporate	1.15~5.50	2,599,069,616	2,750,778,972

		7,249,429,201	4,475,145,330

58

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The details of debentures as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Date issued	Maturity	Interest rate (%)	2022	2021
The 34-2nd unsecured public debenture	2018.3.9	2023.3.9	3.02	210,000,000	210,000,000
The 36-1st unsecured public debenture	2019.4.18	2022.4.18	—	—	250,000,000
The 36-2nd unsecured public debenture	2019.4.18	2024.4.18	2.09	250,000,000	250,000,000
The 37-1st unsecured public debenture	2019.6.14	2022.6.14	—	—	100,000,000
The 37-2nd unsecured public debenture	2019.6.14	2024.6.14	1.80	150,000,000	150,000,000
The 38-1st unsecured public debenture	2020.6.11	2022.6.10	—	—	170,000,000
The 38-2nd unsecured public debenture	2020.6.11	2023.6.9	1.54	130,000,000	130,000,000
The 39-1st unsecured public debenture	2021.3.4	2024.3.4	1.31	110,000,000	110,000,000
The 39-2nd unsecured public debenture	2021.3.4	2026.3.4	1.70	120,000,000	120,000,000
The 40-1st unsecured public debenture	2021.4.23	2024.4.23	1.53	300,000,000	300,000,000
The 40-2nd unsecured public debenture	2021.4.23	2026.4.23	1.94	200,000,000	200,000,000
The 21-1 public debenture in foreign currency [1]	2021.11.1	2026.11.1	2.13	380,190,000	355,650,000
Less: Discount on debentures issued				(3,764,611)	(5,470,519)

				1,846,425,389	2,340,179,481

[1]	The issuance price of this public debenture is US$ 300,000,000.

The changes in borrowings for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	21,994,629,818	22,507,306,458
Increase(decrease) in call money	790,000,000	(250,000,000)
Increase(decrease) in borrowings from banks	—	(2,787,298)
Increase(decrease) in borrowings from KSFC	151,126,185	(256,903,943)
Increase in asset-backed short-term bonds	739,200,000	175,000,000
Increase in CP borrowings	1,920,000,000	—
Increase(decrease) in securities sold under repurchase agreements	(7,299,818,541)	(1,462,985,663)
Increase in short-term note issued	2,774,283,871	742,417,752
Increase in debentures	(493,754,092)	542,582,512

Ending balance	20,575,667,241	21,994,629,818

59

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

18. Post-employment Benefits

18.1 Defined Benefit Plans

The details of defined benefit liabilities as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Present value of defined benefit obligations	67,247,328	70,914,622
Fair value of plan assets	(12,430,101)	(15,294,733)

Net defined benefit liabilities	54,817,227	55,619,889

The changes in the defined benefit obligation for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	70,914,622	72,288,500
Current service cost	21,836,961	18,145,235
Interest cost	1,151,821	780,607
Past service cost	2,910,304	1,315,190
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions	(6,811,193)	20,113,645
Actuarial gains and losses arising from changes in financial assumptions	(13,735,991)	(1,706,991)
Actuarial gains and losses arising from experience adjustments	16,604,753	(15,407,457)
Payments from plans:	(8,301,323)	(1,416,118)
Payments from the Company	(17,440,714)	(14,513,685)
Transfer from related companies	2,438,158	1,823,363
Transfer to related companies	(370,486)	(895,469)
Settlement	(78,335)	(5,301,320)
Gain or loss on settlement	(1,871,249)	(4,310,878)

Ending balance	67,247,328	70,914,622

The changes in the fair value of plan assets for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	(15,294,733)	(18,652,077)
Interest income	(178,723)	(204,480)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	157,107	87,124
Contributions by employers	(3,347,402)	(2,297,614)
Payments from plans:
Benefits paid	8,301,323	1,416,118
Settlement	—	5,284,090
Transfer from related companies	(2,438,159)	(1,823,363)
Transfer to related companies	370,486	895,469

Ending balance	(12,430,101)	(15,294,733)

60

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Plan assets are composed of the detail assets that have no quoted price in active market. The details of plan assets as at December 31, 2022 and 2021, are as follows:

	2022		2021
(in thousands of Korean won)	Fair value	Composition(%)	Fair value	Composition(%)
Cash and deposits	8,853,577	71.23	9,539,927	62.37
Investment funds	3,576,524	28.77	2,327,801	15.22
Derivatives	—	—	3,427,005	22.41

	12,430,101	100.00	15,294,733	100.00

Key actuarial assumptions used as at December 31, 2022 and 2021, are as follows:

	2022	2021
Discount rate	DB (including special retirement by salaries peak plan) 5.1%, Compensation promotion DC 5.0%	DB (including special retirement by salaries peak plan) 2.5%, Compensation promotion DC 2.3%

Expected salary growth rate	DB : executives 0% DC: Promotion + Base up: 2.3%, Special retirement by Salaries peak plan : 4.6%

DB : executives 0%

DC: Promotion + Base up
(December 31, 2021 : 2.3%,
After December 31, 2022 : 2.0%)

Special retirement by salaries peak plan : January 1st, 2022 : 4.6%(2.3% + Promotion added 2.3%)

After January 1st, 2023 : 4.3% (2.0% + Promotion added 2.3%)

The sensitivity analysis for significant actuarial assumptions used to determine the present value of the defined benefit obligation as at December 31, 2022, are as follows:

	Effect on the present value of defined benefit obligation
(in thousands of Korean won)	Changes in assumption	Increase	Decrease
Discount rate	0.50%	(1,609,503)	1,705,619
Expected salary growth rate[1]	0.50%	1,631,234	(1,544,704)
Retirement rate	0.50%	(1,238,827)	1,303,693

[1]	The sensitivity analysis for the expected salary growth rate is limited to special retirement by salaries peak plan and DB.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The sensitivity of the present value of the defined benefit obligation to changes in actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations.

The methods and assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

The effect of defined benefit plan on future cash inflows

Expected maturity analysis of undiscounted pension benefits as at December 31, 2022, is as follows:

(in thousands of Korean won)	Less than 1 year [1]	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits[1]	5,066,411	6,379,701	24,686,972	30,520,116	71,780,706	138,433,906

[1]	Fixed pension benefits of ~~W~~ 14.1 billion under promotion compensation defined contribution plan is excluded.

61

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The weighted average duration of the defined benefit obligations is 5.79 years.

Expected contribution to post-employment benefit plans for the year ending December 31, 2023 are ~~W~~ 1,241,430 thousand.

18.2 Defined Contribution Plans

The Company recognized the expenses of W 9,212,523 thousand and W 5,766,377 thousand for defined contribution plans for the years ended December 31, 2022 and 2021, respectively.

19. Provisions

The details of provisions as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Provisions for non-financial guarantees	1,456,106	1,680,410
Provisions for asset retirement obligation[1]	8,802,261	7,997,559
Provisions for lawsuits	51,221,194	25,150,111
Provisions for the points	—	2,569,985
Provisions for others	89,454,890	68,700,000

	150,934,451	106,098,065

[1]	The Company recognized the provision for asset retirement obligation in connection with the leased asset for the expenditures expected to recover the asset.

The changes in provisions for non-financial guarantees for the years ended December 31, 2022 and 2021 are as follows,

(in thousands of Korean won)	2022
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,642,264	38,146	—
Provision for losses (Reversal of provision)	(418,773)	194,211	—
Other transfer (foreign exchange and other)	258	—	—

Ending	1,223,749	232,357	—

(in thousands of Korean won)	2021
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,342,023	—	—
Transfer between stages
Transfer to lifetime expected credit losses (non-impaired)	(23,238)	23,238	—
Provision for losses (Reversal of provision)	323,273	14,908	—
Other transfer (foreign exchange and other)	206	—	—

Ending	1,642,264	38,146	—

62

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The changes in other provisions for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for the points	Provisions for others	Total
Beginning	7,997,559	25,150,111	2,569,985	68,700,000	104,417,655
Contribution [1]	1,026,723	25,165,908	2,451,694	33,965,528	62,609,853
Reversal	—	—	—	(4,038,034)	(4,038,034)
Use	(423,495)	(1,229,477)	(2,788,799)	(7,037,952)	(11,479,723)
Amortization of discounts	201,474	—	—	—	201,474
Other [2]	—	2,134,652	(2,232,880)	(2,134,652)	(2,232,880)

Ending	8,802,261	51,221,194	—	89,454,890	149,478,345

[1]	As the first-instance verdict of relevant trial was announced after the reporting period, additional litigation provision liabilities were recognized as an adjusting event after the reporting period.
[2]	As a lawsuit was filed during the year ended December 31, 2022, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

	2021
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for the points	Provisions for others	Total
Beginning	8,114,793	10,643,375	2,205,019	60,565,500	81,528,687
Contribution	57,684	8,892	4,520,637	36,700,000	41,287,213
Use	(304,037)	(206,240)	(4,155,671)	(13,861,416)	(18,527,364)
Amortization of discounts	129,119	—	—	—	129,119
Other [1]	—	14,704,084	—	(14,704,084)	—

Ending	7,997,559	25,150,111	2,569,985	68,700,000	104,417,655

[1]	As a lawsuit was filed during the year ended December 31, 2021, the estimated loss on the sale of funds related to Lime Asset Management was replaced to provisions for lawsuits.

63

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

20. Other Financial Liabilities

The details of other financial liabilities as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Other payables	1,944,408,865	3,037,222,814
Accrued expenses	94,964,650	40,961,608
Financial guarantee liabilities	57,125,511	97,766,009
Provisions for financial guarantee contracts	16,577,411	2,959,848
Leasehold deposits received	7,940,809	7,319,921
Lease liabilities	121,082,291	123,400,384
Other	1,473,378	1,117,510

	2,243,572,915	3,310,748,094

The changes in liabilities of the provisions for financial guarantee contracts for the years ended December 31, 2022 and 2021 are as follows:

(in thousands of Korean won)	2022
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,772,389	1,187,459	—
Provision	13,212,104	405,459	—

Ending	14,984,493	1,592,918	—

(in thousands of Korean won)	2021
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	443,598	2,586,561	—
Provision for losses (Reversal of provision)	1,328,791	(1,399,102)	—

Ending	1,772,389	1,187,459	—

64

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

21. Other Liabilities

The details of other liabilities as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Account payables	31,630	43,216,188
Accrued expenses	179,569,071	258,774,213
Accrued dividends	2,952,757	—
Advances from customers	5,355,119	4,615,843
Unearned revenue	185,683,671	52,220,555
Taxes withheld	42,772,294	32,002,782
Other long-term employee benefits	7,176,237	7,630,850
Others	3,783,577	3,826,567

	427,324,356	402,286,998

22. Share Capital

The details of share capital as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won, except per share)	Authorized shares	Outstanding shares	Par value per share	2022	2021
Ordinary share	1,000,000,000 shares	298,620,424 shares	5,000 won	1,493,102,120	1,493,102,120

There are no changes in ordinary shares for the years ended December 31, 2022 and 2021.

23. Hybrid Securities

Details of hybrid security classified as equity as of December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Issuance date	Maturity	Interest rate (%)	2022	2021
Bond-type Hybrid Securities No.1[1]	March 31, 2022	Permanent	4.30	208,010,752	—
Bond-type Hybrid Securities No.2	May 30, 2022	Permanent	4.80	48,170,780	—
Bond-type Hybrid Securities No.3 [2]	September 30, 2022	Permanent	5.50	249,948,780	—

				506,130,312	—

[1]	As at December 31, 2022, among the hybrid securities issued by the Company, the balance held by KB Financial Group, a related party of the Company, is ~~W~~ 200,000 million.
[2]	As at December 31, 2022, among the hybrid securities issued by the Company, the balance held by KB Financial Group, a related party of the Company, is ~~W~~ 230,000 million.

The Company may extend the maturity under the same conditions at the time of maturity of the above hybrid securities, and interest payment may be deferred if certain conditions are met. Above hybrid securities are early redeemable by the Company after 5 years from the issuance date and each interest payment date thereafter.

65

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

24. Other Paid-in Capital

The details of other paid-in capital as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Share premium [1]	1,142,353,750	1,142,353,750
Gains and losses on sale of treasury share	(45,331,811)	(45,331,811)
Other equity [2]	382,088,147	382,088,147

	1,479,110,086	1,479,110,086

[1]	Share premium was previously paid from stock issuance and new stock issuance due to merger and can only be used for capitalization and deficit recovery.
[2]	Other equity arose from the paid-in capital increase of preferred share and gains on merger.

There are no changes in other paid-in capital for the years ended December 31, 2022 and 2021.

25. Retained Earnings

The details of retained earnings as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Legal reserve
Earned surplus reserve [1]	128,656,298	101,656,298
Reserve for liability to compensate for damages [2]	500,000	500,000
Voluntary reserves	1,839,996,357	1,540,948,010
Regulatory reserve for credit losses [3]	101,842,161	100,223,524
Unappropriated retained earnings	(32,922,732)	527,666,984

	2,038,072,084	2,270,994,816

[1]

The Commercial Act of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

[2]

The Company provides reserve for loss on electronic financial transactions to make reparation for the damage in process of the electronic transfers or operations. Also, the Company provides reserve to compensate for inflicted damage on a credit information subject when violating the Credit Information Use and Protection Act.

[3]

The Company accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Financial Supervisory Service.

Changes in retained earnings for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	2,270,994,816	1,873,327,832
Profit for the year	170,294,956	597,645,711
Dividends	(400,000,000)	(200,000,000)
Dividends of hybrid securities	(3,479,007)	—
Transfer to gain due to disposal of revaluation assets	261,319	21,273

Ending balance	2,038,072,084	2,270,994,816

66

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The amount of dividends and dividends per share for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Interim dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	669	200,000,000
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	669	200,000,000

	2021
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Interim dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	234	70,000,000
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	435	130,000,000

Appropriation of retained earnings for the years ended December 31, 2022 and 2021, consists of:

	2022		2021
(in thousands of Korean won)	(Expected date of appropriation: March 23, 2023)		(Date of appropriation: March 24, 2022)
Unappropriated retained earnings
Balance at the beginning of year	—		—
Changes of accounting policies	—		—
Interim dividend	(200,000,000)		(70,000,000)
Dividends of hybrid securities	(3,479,007)		—
Transfer due to disposal of revaluation assets	261,319		21,274
Profit for the year	170,294,956	(32,922,732)	597,645,711	527,666,985

Transfers such as discretionary reserves
Regulatory reserve for credit losses	1,526,732		—
Voluntary reserves	161,396,000	162,922,732	—	—

		130,000,000		527,666,985

Appropriation of retained earnings
Earned surplus reserve	30,000,000		27,000,000
Regulatory reserve for credit losses	—		1,618,637
Voluntary reserves	—		299,048,348
Dividends	100,000,000	130,000,000	200,000,000	527,666,985

(cash dividends per ordinary share: ~~W~~ 334 (6.69%) in 2022)
(cash dividends per ordinary share: ~~W~~ 669 (13.39%) in 2021)
Unappropriated retained earnings carried forward to subsequent year		—		—

67

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Payout and dividend yield ratios as at December 31, 2022 and 2021, are as follows:

	2022		2021
	Ordinary share		Ordinary share
	Interim dividend	Annual dividend	Interim dividend	Annual dividend
Number of shares outstanding	298,620,424 shares	298,620,424 shares	298,620,424 shares	298,620,424 shares
Number of treasury shares	—	—	—	—
Number of dividend shares	298,620,424 shares	298,620,424 shares	298,620,424 shares	298,620,424 shares
Par value per share (in Korean won)	5,000	5,000	5,000	5,000
Payout ratio	13.39%	6.69%	4.68%	13.39%
Scheduled dividends (in thousands of Korean won)	200,000,000	100,000,000	70,000,000	200,000,000
Dividends per share (in Korean won)	669	334	234	669

The Company accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Regulation on Supervision of Financial Investment.

Regulatory reserve for credit losses, a type of voluntary reserve for retained earnings, reverses the exceeding amount if the beginning balance of the reserve exceeds the ending balance at the closing date. Regulatory reserve for credit losses is generally recognized after unappropriated deficit is disposed.

The details of the regulatory reserve for credit losses (reversal of reserve) to be appropriated as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning	101,842,161	100,223,524
Amounts to be reserved (reversed)	(1,526,732)	1,618,637

Ending	100,315,429	101,842,161

The adjusted profit of the year after reflection of reserve for credit losses for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Profit for the year before reserve for credit loss	170,294,956	597,645,711
Amounts to be reversed (reserved)	1,526,732	(1,618,637)

Adjusted profit after reversal (provision) of reserve for credit losses[1]	171,821,688	596,027,074

[1]

Reserve for credit loss is announced by Article 3 Clause 8 of the Regulation on Financial Investment Business. Adjusted profit after reserve for credit losses is not based on Korean IFRS and is calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

68

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

26. Other Components of Equity

The details of other components of equity as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Changes in the fair value of financial assets at FVOCI	233,760,812	216,494,145
Revaluation surplus	62,060,360	26,749,635
Remeasurements of net defined benefit liabilities	(37,778,107)	(40,522,467)
Gain or loss on financial liabilities designated at FVTPL due to the change of credit risk	41,080,867	2,225,784

	299,123,932	204,947,097

The changes in gain or loss on valuation of financial assets at FVOCI for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	216,494,145	205,927,502
Gain on valuation	11,241,986	17,339,966
Tax effect of gain (loss) on valuation [1]	(39,698)	(4,768,491)
Transfer to gain (loss) due to disposal or impairment	8,187,321	(2,765,286)
Tax effect of transfer [1]	(2,122,942)	760,454

Ending balance	233,760,812	216,494,145

[1]	Including income tax effect (Note 35).

The changes in gain on revaluation of property and equipment for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	26,749,635	26,770,909
Net gains on revaluation of property and equipment	47,900,256	—
Tax effect of net gains on revaluation [1]	(12,328,212)	—
Transfer to retained earnings due to disposal of revaluation assets	(261,319)	(21,274)

Ending balance	62,060,360	26,749,635

[1]	Including income tax effect (Note 35).

The changes in remeasurements of the net defined benefit liability for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	(40,522,467)	(38,284,884)
Changes during the year	3,785,324	(3,086,321)
Tax effect [1]	(1,040,964)	848,738

Ending balance	(37,778,107)	(40,522,467)

[1]	Including income tax effect (Note 35).

69

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The change in gain or loss on financial liabilities designated at FVTPL due to the change of credit risk for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Beginning balance	2,225,784	(11,488,824)
Changes during the year	52,822,290	18,916,700
Tax effect [1]	(13,967,207)	(5,202,092)

Ending balance	41,080,867	2,225,784

[1]	Including income tax effect (Note 35).

27. Fee and Commission Income and Expense

The details of fee and commission income for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Brokerage commissions	414,015,645	707,045,069
Underwriting commissions	167,839,908	128,888,234
Brokerage commissions on collective investment securities	19,850,174	28,155,111
Management fee on asset management	27,285,178	32,036,202
Commissions on merger and acquisition	130,161,016	134,615,127
Trust fees and commissions	17,996,232	14,581,037
Other commissions	144,662,369	121,762,248

	921,810,522	1,167,083,028

The details of fee and commission expense for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Trading commission	48,429,891	58,391,360
Advisory fees	1,664,749	1,967,202
Investment management delegation fees	239,715	183,377
Commission fees on group brand	15,634,928	18,459,525
Contributions to other institutions	8,093,205	7,593,876
Others	92,315,789	84,654,029

	166,378,277	171,249,369

70

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

28. Gain or Loss on Valuation and Disposal of Financial Instruments

The details of gain or loss on valuation and disposal of financial instruments for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,300,472,857	2,016,946,613	(716,473,756)
Financial instruments designated at FVTPL	1,188,229,550	429,243,880	758,985,670
Derivative financial instruments	8,135,153,253	8,534,426,565	(399,273,312)
Financial assets at FVOCI [1]	525,431	16,448,205	(15,922,774)

	10,624,381,091	10,997,065,263	(372,684,172)

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

	2021
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,162,211,517	1,275,824,696	(113,613,179)
Financial instruments designated at FVTPL	625,254,719	654,985,522	(29,730,803)
Derivative financial instruments	3,732,757,673	3,604,045,185	128,712,488
Financial assets at FVOCI [1]	4,513,829	15,923,820	(11,409,991)

	5,524,737,738	5,550,779,223	(26,041,485)

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

The details of gain or loss on valuation and disposal of financial instruments at FVTPL for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,189,377,822	1,954,324,119	(764,946,297)
Financial liabilities at FVTPL	111,095,035	62,622,494	48,472,541

	1,300,472,857	2,016,946,613	(716,473,756)

	2021
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,091,448,161	1,195,909,031	(104,460,870)
Financial liabilities at FVTPL	70,763,356	79,915,665	(9,152,309)

	1,162,211,517	1,275,824,696	(113,613,179)

The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	914,565,927	359,592,452	554,973,475
Other OTC derivative-combined contract sold	244,528,092	52,797,971	191,730,121
Exchange traded notes sold	29,135,531	16,853,457	12,282,074

	1,188,229,550	429,243,880	758,985,670

71

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	573,754,517	567,589,577	6,164,940
Other OTC derivative-combined contract sold	45,436,321	80,650,312	(35,213,991)
Exchange traded notes sold	6,063,881	6,745,633	(681,752)

	625,254,719	654,985,522	(29,730,803)

The details of gain or loss on valuation and disposal of derivative financial instruments for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	4,485,897,307	4,273,096,366	212,800,941
Currency	1,560,403,367	1,434,696,665	125,706,702
Stock	1,934,335,781	2,444,365,562	(510,029,781)
Credit	38,991,621	31,943,503	7,048,118
Commodity	33,575,544	30,167,440	3,408,104
Others	81,949,633	320,157,029	(238,207,396)

	8,135,153,253	8,534,426,565	(399,273,312)

	2021
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	1,324,289,219	1,263,279,444	61,009,775
Currency	636,273,231	553,099,242	83,173,989
Stock	1,585,739,354	1,585,671,006	68,348
Credit	20,146,569	13,981,328	6,165,241
Commodity	21,864,231	14,815,335	7,048,896
Others	144,445,069	173,198,830	(28,753,761)

	3,732,757,673	3,604,045,185	128,712,488

The details of gain or loss on valuation and disposal of financial assets at FVOCI for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	525,431	16,448,205	(15,922,774)

	2021
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	4,513,829	15,923,820	(11,409,991)

72

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

As at December 31, 2022, the Company holds PIS(Portfolio Index Swap) in connection with Lime Tethys Qualified Investor Private Investment Trust No. 2 and Lime Pluto FI Qualified Investor Private Investment Trust D-1, which were prohibited to repurchase in the fourth quarter of 2019. The Company holds beneficiary certificates and TRS contracts of ~~W~~ 163.1 billion (nominal amount). Meanwhile, the Company sold ~~W~~ 68.1 billion in subsidiary funds of the fund.

On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds will be transferred to Wellbridge Asset Management (the bridge management company) to continue collecting and distributing investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. As of December 31, 2022, 4 lawsuits were filed to the Company as a defendant and the Company recognizes provisions for lawsuits for the estimated losses due to the possibility of additional lawsuits being filed in the future.

29. Interest Income and Interest Expense

The details of interest income for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Interest on financial assets at FVTPL
Interest on debt instruments at FVTPL	393,096,129	341,201,835
Interest on loans at FVTPL	4,189,123	6,773,305
Interest on commercial papers	142,422,181	52,496,923

	539,707,433	400,472,063

Interest on financial assets at FVOCI and financial assets measured at amortised cost
Interest on loans measured at amortised cost	4,129,316	3,469,282
Interest on debt instruments at FVOCI	76,499,887	47,099,927
Interest on broker’s loans	199,259,024	204,101,340
Interest on loans	130,220,677	53,326,130
Interest on deposits with KSFC	9,784,119	1,834,470
Interest on certificates of deposit	—	12,974
Interest on deposits with financial institution	26,600	5,560
Interest on bonds purchased under resale agreements	16,034,415	3,909,987
Gains on transactions of certificates of deposits	51,521	43,948
Interest on deposits	21,546,272	14,874,588
Interest on other receivables	1,006,503	2,013,586
Others [1]	15,193,910	6,388,935

	473,752,244	337,080,727

	1,013,459,677	737,552,790

[1]	Interest on lease receivables of ~~W~~ 1,084 million and ~~W~~ 1,616 million for the year ended December 31, 2022 and 2021, respectively, are included.

73

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The details of interest expense for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Interest on borrowings	35,798,927	15,698,640
Interest on customers’ deposits	32,178,353	6,634,860
Interest on bonds sold under repurchase agreements	171,398,994	91,025,829
Losses on transactions of certificates of deposit	76	619
Interest on call money	12,644,133	3,045,203
Interest on debentures	41,716,419	41,745,311
Interest on short-term note issued	163,134,122	43,200,628
Interest on asset-backed short-term bonds	39,622,114	7,351,150
Fees for the proceeds from the sale of stocks loaned	2,466	1,191
Others [1]	5,118,033	3,725,794

	501,613,637	212,429,225

[1]	Interest on lease liabilities of ~~W~~ 3,373 million and ~~W~~ 2,787 million for the year ended December 31, 2022 and 2021, respectively, are included.

30. Gain or Loss on Valuation and Disposal of Financial Assets measured at Amortised Costs

The details of gain or loss on valuation and disposal of financial assets measured at amortised cost for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Gain(Loss) on valuation of financial assets measured at amortised cost
Reversal(Provision) of allowance for credit losses of loans	(5,790,615)	(4,314,871)
Reversal(Provision) of allowance for credit losses of deposits	(12,598)	106,947
Reversal(Provision) of allowance for credit losses of other financial assets	(1,484,417)	(1,063,262)
Gain(Loss) on disposal of financial assets measured at amortised cost
Gain(Loss) on disposal of loans measured at amortised cost	(3,640,849)	1,405,114

	(10,928,479)	(3,866,072)

31. Gain or Loss on Foreign Currency Transactions

The details of gain on foreign currency transactions for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Gain on foreign currency transactions	1,151,952,824	692,728,817
Gain on foreign exchange translation	104,536,359	85,145,483

	1,256,489,183	777,874,300

The details of loss on foreign currency transactions for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Loss on foreign currency transactions	1,110,025,273	716,902,499
Loss on foreign exchange translation	146,515,703	28,832,518

	1,256,540,976	745,735,017

74

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

32. Other Operating Income and Other Operating Expenses

The details of other operating income for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Dividend income	49,602,892	43,442,376
Distribution income	101,178,211	101,195,360
Reversal of provision for credit loss	2,597,680	2,758,899
Gains on disposal of general product	41,651	—
Others	3,360,615	3,137,321

	156,781,049	150,533,956

The details of other operating expenses for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Provision for credit losses	15,990,682	3,026,767
Others	37,757,329	42,694,906

	53,748,011	45,721,673

33. Selling and Administrative Expenses

(a)	The details of selling and administrative expenses for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Labor costs
Salaries	350,121,189	449,001,959
Post-employment benefits	33,061,636	21,492,051
Retirement bonus	22,686,894	619,728
Other long-term employee benefits	(454,613)	2,415,192
Employee benefits	84,596,564	80,461,703

	490,011,670	553,990,633

Other selling and administrative expenses
Employee benefits	11,490,947	9,980,170
Sales promotion expenses	754,374	3,056,724
Computer system operation expenses	50,881,343	24,436,828
Management expenses for rent	19,284,493	20,531,947
Commissions	23,560,103	24,093,066
Research and development	310,103	208,948
Advertising expenses	26,135,402	28,029,037
Depreciation	47,084,686	41,466,055
Training expenses	2,948,539	1,521,905
Amortization expenses of intangible assets	27,565,313	22,148,402
Taxes and dues	26,139,663	33,218,538
Consignment fees	5,792,592	4,536,892
Others	37,891,058	54,294,279

	279,838,616	267,522,791

	769,850,286	821,513,424

(b) Stock Grant Agreement

The executives of the Company have stock grant agreement with KB Financial Group Inc., in which the Company settles the expense arising from the agreement with KB Financial Group Inc. The Company recognizes the expense in profit or loss as selling and administrative expenses.

75

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The details of the share grants linked to long-term performance as at December 31, 2022, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions
Series 1-1	2010-1-1	1,231	266	Service, vesting conditions : market 40%, non-market 60%
Series 1-8	2011-1-1	1,289	365	Service, vesting conditions : market 40%, non-market 60%
Series 1-10	2012-1-1	1,976	644	Service, vesting conditions : market 40%, non-market 60%
Series 1-11	2012-6-18	708	142	Service, vesting conditions : market 40%, non-market 60%
Series 1-13	2013-1-1	3,340	1,074	Service, vesting conditions : market 40%, non-market 60%
Series 1-19	2015-2-24	1,812	584	Service, vesting conditions : market 30%, non-market 70%
Series 1-21	2016-1-1	6,671	1,744	Service, vesting conditions : market 30%, non-market 70%
Series 1-22	2016-12-30	76,379	11,628	Service, vesting conditions : market 20%, non-market 80%
Series 1-23	2017-1-9	2,299	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-24	2017-2-24	1,698	1,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-25	2017-6-1	1,511	203	Service, vesting conditions : market 20%, non-market 80%
Series 1-26	2017-9-4	1,551	1,028	Service, vesting conditions : market 20%, non-market 80%
Series 1-27	2017-8-26	2,952	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-28	2018-1-1	14,698	4,103	Service, vesting conditions : market 20%, non-market 80%
Series 1-29	2018-7-9	1,208	143	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	80,289	54,959	Service, vesting conditions : market 80%, non-market 20%
Series 1-30	2019-1-1	4,580	3,835	Service, vesting conditions : market 0%, non-market 100%
Series 1-31	2019-2-24	809	637	Service, vesting conditions : market 20%, non-market 80%
Series 1-32	2019-3-4	1,888	1,021	Service, vesting conditions : market 20%, non-market 80%
Series 1-33	2019-6-1	3,994	2,129	Service, vesting conditions : market 20%, non-market 80%
Series 1-34	2019-9-1	2,927	1,059	Service, vesting conditions : market 20%, non-market 80%
Series 1-35	2019-9-4	358	207	Service, vesting conditions : market 20%, non-market 80%
Series 1-36	2019-5-27	1,167	574	Service, vesting conditions : market 20%, non-market 80%
Series 1-37	2020-1-1	48,962	22,614	Service, vesting conditions : market 20%, non-market 80%
Series 1-38	2020-3-6	2,856	4,463	Service, vesting conditions : market 0%, non-market 100%
Series 1-39	2020-8-1	12,744	13,849	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	98,808	127,009	Service, vesting conditions : market 80%, non-market 20%
Series 1-40	2021-1-1	5,675	5,675	Service, vesting conditions : market 0%, non-market 100%
Series 1-41	2021-3-4	3,591	4,786	Service, vesting conditions : market 20%, non-market 80%
Series 1-42	2021-3-15	5,190	4,671	Service, vesting conditions : market 20%, non-market 80%
Series 1-43	2021-5-27	604	298	Service, vesting conditions : market 20%, non-market 80%
Series 1-44	2021-6-1	2,904	3,460	Service, vesting conditions : market 20%, non-market 80%
Series 1-45	2021-8-1	2,276	1,615	Service, vesting conditions : market 20%, non-market 80%
Series 1-46	2021-9-1	3,201	3,376	Service, vesting conditions : market 20%, non-market 80%
Series 1-47	2022-1-1	54,170	29,010	Service, vesting conditions : market 20%, non-market 80%
Series 1-48	2022-2-17	1,926	838	Service, vesting conditions : market 20%, non-market 80%
Series 1-49	2022-3-6	928	928	Service, vesting conditions : market 0%, non-market 100%
Series 1-50	2022-5-9	2,839	920	Service, vesting conditions : market 20%, non-market 80%
Series 1-51	2022-8-1	4,683	2,053	Service, vesting conditions : market 20%, non-market 80%
Series 1-52	2022-8-16	4,029	760	Service, vesting conditions : market 20%, non-market 80%

		470,721	314,186

[1]	The number of maximum payable shares per executive as at December 31, 2022.

76

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The details of share grants linked to short-term performance as at December 31, 2022, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions[2]
Series 2-3	2016-1-1	6,844	2,392	Proportional to service period, vesting conditions satisfied
Series 2-4	2017-1-1	27,453	14,945	Proportional to service period, vesting conditions satisfied
Series 2-5	2018-1-1	70,959	26,407	Proportional to service period, vesting conditions satisfied
Series 2-6	2019-1-1	60,039	34,480	Proportional to service period, vesting conditions satisfied
Series 2-7	2020-1-1	68,689	53,929	Proportional to service period, vesting conditions satisfied
Series 2-8	2021-1-1	69,448	69,336	Proportional to service period, vesting conditions satisfied
Series 2-9	2022-1-1	98,396	98,396	Proportional to service period, vesting conditions satisfied
Series 3-3	2016-1-1	15,036	9,438	Proportional to service period, vesting conditions satisfied
Series 3-4	2017-1-1	12,112	7,767	Proportional to service period, vesting conditions satisfied
Series 3-5	2018-1-1	25,393	9,624	Proportional to service period, vesting conditions satisfied
Series 3-6	2019-1-1	44,696	26,378	Proportional to service period, vesting conditions satisfied
Series 3-7	2020-1-1	77,112	57,391	Proportional to service period, vesting conditions satisfied
Series 3-8	2021-1-1	91,948	91,948	Proportional to service period, vesting conditions satisfied
Series 4-1	2017-12-31	191,786	21,865	Proportional to service period, vesting conditions satisfied
Series 4-2	2019-12-31	273,097	92,959	Proportional to service period, vesting conditions satisfied
Series 4-3	2020-12-31	283,365	192,737	Proportional to service period, vesting conditions satisfied
Series 4-4	2021-12-31	294,834	294,834	Proportional to service period, vesting conditions satisfied

		1,711,207	1,104,826

[1]	The number of maximum payable shares per executive as at December 31, 2022.
[2]	Number of vested shares is determined by performance and paid for a deferred payment schedule over 3 to 5 years.

77

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2022, are as follows:

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-1	3.777	-	44,859~46,663
Series 1-8	3.777	-	44,859~46,663
Series 1-10	3.777	-	44,859~46,663
Series 1-11	3.777	-	47,631~47,631
Series 1-13	3.777	-	44,859~47,631
Series 1-19	3.777	-	45,096~47,631
Series 1-21	3.777	-	43,157~50,973
Series 1-22	3.777	-	43,157~56,379
Series 1-23	3.777	-	45,096~56,379
Series 1-24	3.777	-	45,096~56,379
Series 1-25	3.777	-	45,096~56,379
Series 1-26	3.777	-	45,096~56,379
Series 1-27	3.777	-	45,096~56,379
Series 1-28	3.777	-	43,157~56,379
Series 1-29	3.777	-	45,096~56,379
Series 1-30	3.777	-	43,157~56,379
Series 1-31	3.777	-	45,096~56,379
Series 1-32	3.777	-	41,548~44,859
Series 1-33	3.777	-	44,859~56,379
Series 1-34	3.777	-	44,859~50,973
Series 1-35	3.777	-	45,096~56,379
Series 1-36	3.777	-	44,859~50,973
Series 1-37	3.777	-	41,548~56,379
Series 1-38	3.777	43,157~50,973	43,157~46,663
Series 1-39	3.777	43,157~50,973	43,157~46,663
Series 1-40	3.777	40,757~48,322	43,157~50,973
Series 1-41	3.777	41,033~46,084	41,548~44,859
Series 1-42	3.777	39,520~44,386	41,548~44,859
Series 1-43	3.777	-	44,859~50,973
Series 1-44	3.777	39,458~44,316	41,548~44,859
Series 1-45	3.777	41,174~46,243	41,548~44,859
Series 1-46	3.777	40,609~45,608	41,548~44,859
Series 1-47	3.777	37,410~62,269	41,548~48,461
Series 1-48	3.777	35,287~39,615	39,958~43,157
Series 1-49	3.777	39,057~46,131	43,157~46,663
Series 1-50	3.777	37,824~42,464	39,958~43,157
Series 1-51	3.777	38,831~49,087	39,958~46,663
Series 1-52	3.777	38,040~42,706	39,958~43,157
Series 2-3	3.777	-	43,157~50,973
Series 2-4	3.777	-	43,157~56,379
Series 2-5	3.777	-	41,548~56,379
Series 2-6	3.777	-	41,548~56,379
Series 2-7	3.777	-	41,548~56,379
Series 2-8	3.777	-	41,548~57,941
Series 2-9	3.777	-	39,958~48,461
Series 3-3	3.777	-	43,157~50,973
Series 3-4	3.777	-	43,157~50,973
Series 3-5	3.777	-	43,157~56,379
Series 3-6	3.777	-	41,548~56,379
Series 3-7	3.777	-	41,548~56,379
Series 3-8	3.777	-	41,548~50,973
Series 4-1	3.777	-	45,096~56,379
Series 4-2	3.777	-	50,973~50,973
Series 4-3	3.777	-	46,663~50,973
Series 4-4	3.777	-	44,859~50,973

78

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The Company used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on risk free interest rate of 1 year-KTB rate.

In relation to the above share-based arrangements, the compensation cost amounting to ~~W~~ 63,905,175 thousand and ~~W~~ 63,084,932 thousand are recorded as accrued expenses to KB Financial Group Inc as at December 31, 2022 and 2021, respectively.

34. Non-operating Income and Non-operating Expenses

The details of non-operating income for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Gain on disposal of property and equipment	1,481,966	170,470
Gain on disposal of investment properties	601,745	246,867
Gain on disposal of intangible assets	—	3,362
Reversal of impairment loss on intangible assets	394,684	2,630,059
Reversal of loss on revaluation of property and equipment	72,800	—
Rent	5,968,469	7,012,044
Gain related to investments in subsidiaries and associates	78,025,598	46,242,488
Others	7,037,551	2,529,223

	93,582,813	58,834,513

The details of non-operating expenses for the years ended December 31, 2022 and 2021 are as follows:

(in thousands of Korean won)	2022	2021
Loss on disposal of property and equipment	292,841	184,710
Loss on disposal of investment properties	29,912	—
Depreciation of investment properties	418,394	442,702
Loss on disposal of intangible assets	22,000	40,656
Impairment loss on intangible assets	1,028,751	121,016
Loss on revaluation of property and equipment	451,905	—
Loss related to investments in subsidiaries and associates	10,726,299	11,701,543
Donation	8,023,559	7,014,314
Others	58,843,267	33,612,383

	79,836,928	53,117,324

79

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

35. Tax Expense and Deferred Tax

The details of income tax expense for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Current tax
Current tax on profits for the year	42,582,556	210,118,248
Adjustments in respect of prior years	(1,091,537)	2,530,896
Deferred tax
Origination and reversal of temporary differences	45,258,160	14,210,462
Tax recognized directly in equity
Gain or loss on valuation for financial assets at FVOCI	(2,162,640)	(4,008,037)
Gain on revaluation of property and equipment	(12,328,212)	—
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	(13,967,207)	(5,202,092)
Remeasurements of net defined benefit liabilities	(1,040,964)	848,738
Tax effect derived from group’s income tax system	2,997,367	(3,938,930)

Income tax expense	60,247,522	214,559,285

Reconciliation of profit before tax and tax expense for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Profit before tax (A)	230,542,478	812,204,996

Tax based on statutory rate	55,329,280	212,994,374
Adjustments
Non-deductible expense	4,321,064	5,549,618
Non-taxable income	(3,968,641)	(1,197,227)
Changes in deferred tax assets (liabilities) that have not been recognized	(612,030)	(300,531)
Effect from tax reduction and credit	(201,610)	(81,033)
Adjustment in respect of prior years	(1,091,537)	2,530,896
Tax effect from group’s income tax system	2,997,367	(3,938,930)
Changes in tax rate	1,797,093	—
Others	1,676,536	(997,882)

Tax expense (B)	60,247,522	214,559,285

Effective tax rate (B/A)	26.13%	26.42%

The changes in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	142,086	(5,167)	—	136,919
Commissions income	4,622,730	3,180,864	—	7,803,594
Financial assets at FVOCI	(79,210,178)	(4,561,632)	(2,162,640)	(85,934,450)
Defined benefit obligation	19,501,521	(640,015)	(1,040,964)	17,820,542
Other long-term employee benefits	2,098,484	(196,781)	—	1,901,703
Financial assets at FVTPL	55,244,765	139,967,430	—	195,212,195
Financial liabilities at FVTPL	(49,107,484)	(244,071,368)	(13,967,207)	(307,146,059)
Accrued expenses	75,757,563	(21,294,658)	—	54,462,905
Dividends (specific overseas company)	10,545,651	(1,126,588)	—	9,419,063

80

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Accrued income	(22,988,746)	(1,787,714)	—	(24,776,460)
Property and equipment	(9,782,627)	75,168	(12,328,212)	(22,035,671)
Provisions for asset retirement obligation	2,199,329	133,270	—	2,332,599
Investments in associates and subsidiaries	1,747,824	(1,911,192)	—	(163,368)
Derivatives	(57,458,767)	102,627,090	—	45,168,323
Loans	1,584,488	20,228	—	1,604,716
Intangible assets	(20,530,350)	297,978	—	(20,232,372)
Plan assets	(4,206,052)	912,075	—	(3,293,977)
Advance depreciation provision	(2,501,796)	90,974	—	(2,410,822)
Interest related to loan for construction	(64,951)	6,099	—	(58,852)
Others	40,214,855	11,912,773	—	52,127,628

Subtotal	(32,191,655)	(16,371,166)	(29,499,023)	(78,061,844)
Unrecognized deferred tax assets (liabilities)	(3,604,707)	(612,030)	—	(4,216,737)

Deferred tax assets (liabilities), net [1]	(28,586,948)	(15,759,136)	(29,499,023)	(73,845,107)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, which is applicable to the forecasted period when the temporary differences are reversed.

	2021
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	142,086	—	—	142,086
Commissions income	5,354,729	(731,999)	—	4,622,730
Financial assets at FVOCI	(77,700,924)	2,498,784	(4,008,037)	(79,210,177)
Defined benefit obligation	19,879,337	(1,226,555)	848,739	19,501,521
Other long-term employee benefits	1,637,421	461,063	—	2,098,484
Financial assets at FVTPL	(36,226,370)	91,471,135	—	55,244,765
Financial liabilities at FVTPL	83,623,427	(127,528,819)	(5,202,093)	(49,107,485)
Accrued expenses	68,421,675	7,335,888	—	75,757,563
Dividends (specific overseas company)	10,809,313	(263,662)	—	10,545,651
Accrued income	(22,546,280)	(442,466)	—	(22,988,746)
Property and equipment	(9,816,743)	34,116	—	(9,782,627)
Provisions for asset retirement obligation	2,231,568	(32,239)	—	2,199,329
Investments in associates and subsidiaries	(643,340)	2,391,164	—	1,747,824
Derivatives	(70,377,421)	12,918,654	—	(57,458,767)
Loans	170,188	1,414,300	—	1,584,488
Intangible assets	(20,771,808)	241,458	—	(20,530,350)
Plan assets	(5,129,321)	923,269	—	(4,206,052)
Advance depreciation provision	(2,560,369)	58,573	—	(2,501,796)
Interest related to loan for construction	(68,829)	3,878	—	(64,951)
Others	35,890,999	4,323,856	—	40,214,855

Subtotal	(17,680,662)	(6,149,602)	(8,361,391)	(32,191,655)
Unrecognized deferred tax assets (liabilities)	(3,304,176)	(300,531)	—	(3,604,707)

Deferred tax assets (liabilities), net [1]	(14,376,486)	(5,849,071)	(8,361,391)	(28,586,948)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, which is applicable to the forecasted period when the temporary differences are reversed.

81

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Temporary differences which were not recognized due to uncertainty of their realization as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Taxable temporary difference
Investments in subsidiaries	17,815,543	17,815,543
Intangible assets	58,888,990	58,888,990
Others	445,550	445,550

	77,150,083	77,150,083

Deductible temporary difference
Commission (local subsidiary)	7,512,805	7,512,805
Dividends (specific overseas company)	35,543,632	38,347,821
Investments in subsidiaries	15,476,124	15,476,124
Others	2,705,305	2,705,305

	61,237,866	64,042,055

	15,912,217	13,108,028

Details of income taxes that are charged or credited directly to equity for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Recognized in other comprehensive income
Gain or loss on valuation for financial assets at FVOCI	(39,698)	(4,768,491)
Gain on revaluation of property and equipment	(12,328,212)	—
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	(13,967,207)	(5,202,092)
Remeasurements of net defined benefit liabilities	(1,040,964)	848,738
Reclassified to profit or loss
Gain or loss on valuation for financial assets at FVOCI	(2,122,942)	760,454

	(29,499,023)	(8,361,391)

82

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

36. Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortised cost. Measurement policies for each category of financial assets and financial liabilities are disclosed in Note 2, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at fair value through Other Comprehensive income	Financial asset measured at amortised cost	Totals
Financial Assets
Cash and deposits	—	—	4,028,288,407	4,028,288,407
Financial Assets at FVTPL	28,995,718,418	—	—	28,995,718,418
Derivatives	1,701,970,056	—	—	1,701,970,056
Equity instruments at FVOCI	—	686,116,835	—	686,116,835
Debt instruments at FVOCI	—	4,112,728,624	—	4,112,728,624
Loans measured at amortised cost	—	—	6,566,785,893	6,566,785,893
Other financial assets	—	—	2,698,990,295	2,698,990,295

	30,697,688,474	4,798,845,459	13,294,064,595	48,790,598,528

	2022
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,082,979,265	—	—	—	2,082,979,265
Financial liabilities designated at FVTPL	—	10,088,600,213	—	—	10,088,600,213
Derivative financial liabilities	2,307,993,521	—	—	10,070,190	2,318,063,711
Deposit liabilities	—	—	6,819,371,625	—	6,819,371,625
Borrowings	—	—	20,575,667,241	—	20,575,667,241
Other financial liabilities	—	—	2,243,572,915	—	2,243,572,915

	4,390,972,786	10,088,600,213	29,638,611,781	10,070,190	44,128,254,970

83

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Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at fair value through Other Comprehensive income	Financial asset measured at amortised cost	Totals
Financial Assets
Cash and deposits	—	—	3,345,119,600	3,345,119,600
Financial Assets at FVTPL	33,833,764,376	—	—	33,833,764,376
Derivatives	811,015,166	—	—	811,015,166
Equity instruments at FVOCI	—	445,652,737	—	445,652,737
Debt instruments at FVOCI	—	3,392,645,493	—	3,392,645,493
Loans measured at amortised cost	—	—	5,430,443,816	5,430,443,816
Other financial assets	—	—	3,724,896,077	3,724,896,077

	34,644,779,542	3,838,298,230	12,500,459,493	50,983,537,265

	2021
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,825,922,918	—	—	—	2,825,922,918
Financial liabilities designated at FVTPL	—	9,160,923,652	—	—	9,160,923,652
Derivative financial liabilities	830,630,902	—	—	6,068,500	836,699,402
Deposit liabilities	—	—	8,400,368,430	—	8,400,368,430
Borrowings	—	—	21,994,629,818	—	21,994,629,818
Other financial liabilities	—	—	3,310,748,094	—	3,310,748,094

	3,656,553,820	9,160,923,652	33,705,746,342	6,068,500	46,529,292,314

84

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

37. Financial Instruments

37.1 Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities as at December 31, 2022 and 2021, are as follows:

	2022		2021
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and deposits [2]	4,028,288,407	4,028,288,407	3,345,119,600	3,345,119,600
Financial assets at FVTPL [1]	28,995,718,418	28,995,718,418	33,833,764,376	33,833,764,376
Derivative financial assets [1]	1,701,970,056	1,701,970,056	811,015,166	811,015,166
Financial assets at FVOCI	4,798,845,459	4,798,845,459	3,838,298,230	3,838,298,230
Loans measured at amortised cost	6,566,785,893	6,544,314,422	5,430,443,816	5,438,252,442
Other financial assets [2]	2,698,990,295	2,698,990,295	3,724,896,077	3,724,896,077

	48,790,598,528	48,768,127,057	50,983,537,265	50,991,345,891

	2022		2021
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Deposit liabilities [2]	6,819,371,625	6,819,371,625	8,400,368,430	8,400,368,430
Financial liabilities at FVTPL	2,082,979,265	2,082,979,265	2,825,922,918	2,825,922,918
Financial liabilities designated at FVTPL [1]	10,088,600,213	10,088,600,213	9,160,923,652	9,160,923,652
Derivative financial liabilities [1]	2,318,063,711	2,318,063,711	836,699,402	836,699,402
Borrowings	20,575,667,241	20,512,526,086	21,994,629,818	21,981,900,347
Other financial liabilities [2]	2,243,572,915	2,243,572,915	3,310,748,094	3,310,748,094

	44,128,254,970	44,065,113,815	46,529,292,314	46,516,562,843

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates are presented at their book amounts.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

37.2 Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	Fair value using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices)

Level 3	Fair value using inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

85

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The observable input is generally used to the Fair value measurement. However, if an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

(a) Fair value hierarchy of financial instruments measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	6,259,722,865	19,448,292,474	2,136,574,599	27,844,589,938
Financial assets at FVTPL - equity instruments	481,362,503	520,104,659	149,661,318	1,151,128,480
Derivative financial assets [1]	96,188,443	1,485,006,498	120,775,115	1,701,970,056
Financial assets at FVOCI	5,025,406	4,372,289,778	421,530,275	4,798,845,459

	6,842,299,217	25,825,693,409	2,828,541,307	35,496,533,933

Financial liabilities
Financial liabilities at FVTPL	2,082,979,265	—	—	2,082,979,265
Financial liabilities designated at FVTPL[1]	35,687,313	1,811,403,735	8,241,509,165	10,088,600,213
Derivative financial liabilities [1]	422,619,560	1,117,902,302	777,541,849	2,318,063,711

	2,541,286,138	2,929,306,037	9,019,051,014	14,489,643,189

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	7,098,545,069	24,110,564,296	1,607,975,591	32,817,084,956
Financial assets at FVTPL - equity instruments	367,264,430	528,403,259	121,011,731	1,016,679,420
Derivative financial assets [1]	68,529,631	532,676,875	209,808,660	811,015,166
Financial assets at FVOCI	20,989,065	3,450,533,070	366,776,095	3,838,298,230

	7,555,328,195	28,622,177,500	2,305,572,077	38,483,077,772

Financial liabilities
Financial liabilities at FVTPL	2,825,922,918	—	—	2,825,922,918
Financial liabilities designated at FVTPL[1]	36,937,827	1,294,944,846	7,829,040,979	9,160,923,652
Derivative financial liabilities [1]	197,253,920	470,981,570	168,463,912	836,699,402

	3,060,114,665	1,765,926,416	7,997,504,891	12,823,545,972

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

86

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

37.3 Valuation techniques and inputs classified by Level 2

The details of the valuation techniques and inputs classified by Level 2 as at December 31, 2022 and 2021 are as follows:

(in thousands of Korean won)	2022	Valuation techniques	Inputs
Financial assets at FVTPL	19,968,397,133	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,485,006,498	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	4,372,289,778	DCF Model	Discount rate, Interest rate and others

	25,825,693,409

Financial liabilities designated at FVTPL	1,811,403,735	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	1,107,832,112	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	10,070,190	DCF Model	Discount rate, exchange rate and others

	2,929,306,037

The details of the valuation techniques and inputs classified by Level 2 as at December 31, 2022 and 2021 are as follows:

(in thousands of Korean won)	2021	Valuation techniques	Inputs
Financial assets at FVTPL	24,638,967,555	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	532,676,875	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	3,450,533,070	DCF Model	Discount rate, Interest rate and others

	28,622,177,500

Financial liabilities designated at FVTPL	1,294,944,846	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	464,913,070	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	6,068,500	DCF Model	Discount rate, exchange rate and others

	1,765,926,416

87

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

37.4 Level 3 of the Fair Value Hierarchy Disclosure

(a) Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of the Company. Unobservable inputs are produced by the external appraiser or internal valuation system and the Company reviews the adequacy of inputs. The risk management council reviews the adequacy of the assessment methodology and valuation method of external appraiser and the internal valuation. The agenda of the risk management council is to be reported or approved by the risk committee.

(b) Changes in Recurring Fair Value Measurements Categories of the Fair Value hierarchy

The changes in financial instruments with Level 3 fair value for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	1,728,987,322	366,776,095	41,344,748	(7,829,040,979)
Total gains or losses
Profit or loss	(73,050,511)	—	(666,119,493)	563,317,417
Other comprehensive income	—	54,754,180	—	60,520,089
Purchases	898,515,700	—	23,525,783	—
Sales	(278,907,255)	—	(59,177,496)	—
Issues	—	—	(14,796,230)	(5,222,820,340)
Settlements	—	—	18,455,954	4,186,514,648
Transfer within levels [1]	10,690,661	—	—	—

Ending balance	2,286,235,917	421,530,275	(656,766,734)	(8,241,509,165)

[1]	Transfer within levels are occurred due to the change in the availability of observable market data on the financial instruments.

88

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Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	2,098,896,249	308,570,199	306,558,966	(9,214,284,213)
Total gains or losses
Profit or loss	(1,512,188)	—	(66,664,335)	63,081,409
Other comprehensive income	—	39,799,222	—	(5,445,079)
Purchases	774,782,753	18,406,674	3,952,205	—
Sales	(1,195,604,829)	—	(169,985,927)	—
Issues	—	—	(32,516,161)	(8,233,127,666)
Settlements	—	—	—	9,560,734,570
Transfer within levels [1]	52,425,337	—	—	—

Ending balance	1,728,987,322	366,776,095	41,344,748	(7,829,040,979)

[1]	Transfer within levels are occurred due to the change in the availability of observable market data on the financial instruments.

In relation to changes in Level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date are included in the statements of comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments [1]	(84,173,390)	—	(558,677,313)	726,467,752
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI [2]	—	54,754,180	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk [2]	—	—	—	56,580,809

	(84,173,390)	54,754,180	(558,677,313)	783,048,561

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

	2021
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments [1]	(26,217,164)	—	(109,925,653)	105,096,746
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI [2]	—	39,799,222	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk [2]	—	—	—	6,607,886

	(26,217,164)	39,799,222	(109,925,653)	111,704,632

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

89

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(c) Valuation techniques and the Inputs classified by Level 3

Valuation techniques and inputs for level 3 financial instruments are as follows:

	2022
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	10,127,847	DCF model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White, Net asset value, etc.	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets, volatility of interest rate, probability of default	Underlying asset volatility	0.22 ~ 0.25	Proportional
					Correlation	-0.37 ~ 0.73	Proportional
	Other derivative linked securities	162,897,287			Underlying asset volatility	0.25 ~ 0.33	Proportional
					Correlation	0.12 ~ 0.93	Proportional
	Other OTC derivative linked contract	231,308,457			Underlying asset volatility	0.19 ~ 0.36	Proportional
					Correlation	-0.60 ~ 0.76	Proportional
	Debt instruments	1,732,241,008			Underlying asset volatility	0.24 ~ 0.36	Proportional
	Equity instruments	149,661,318			Discount rate	0.08 ~ 0.23	Inversely proportional
Derivative financial assets (trading)	[1]	120,775,115			Underlying asset volatility	0.10 ~ 0.59	Proportional
					Correlation	-0.60 ~ 0.93	Proportional
Financial assets at FVOCI	Equity instruments	421,530,275	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.11 ~ 0.13	Inversely proportional

		2,828,541,307

Financial liabilities designated at FVTPL	Equity-linked securities sold	6,726,257,399	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, Net asset value, etc.	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets, volatility of interest rate, probability of default	Underlying asset volatility	0.19 ~ 0.59	Proportional
					Correlation	-0.60 ~ 0.80	Proportional
	Derivatives linked securities sold	1,321,382,570			Underlying asset volatility	0.01 ~ 1.19	Proportional
					Correlation	-0.50 ~ 0.93	Proportional
	Other OTC derivatives linked contract sold	193,869,196			Underlying asset volatility	0.19 ~ 0.32	Proportional
					Correlation	-0.60 ~ 0.73	Proportional
Derivative financial liabilities (trading)	[1]	777,541,849			Underlying asset volatility	0.09 ~ 1.19	Proportional
					Correlation	-0.60 ~ 0.93	Proportional

		9,019,051,014

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

90

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Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Other derivative linked securities	29,067,962	DCF model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Net asset value, etc.	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets, volatility of interest rate, probability of default	Underlying asset volatility	0.26 ~ 0.54	Proportional
					Correlation	0.08 ~ 0.90	Proportional
	Other OTC derivative linked contract	99,015,526			Underlying asset volatility	0.16 ~ 0.26	Proportional
					Correlation	-0.60 ~ 0.77	Proportional
	Debt instruments	1,479,892,103			Underlying asset volatility	0.14 ~ 0.30	Proportional
	Equity instruments	121,011,731			Discount rate	0.10 ~ 0.17	Inversely proportional
Derivative financial assets (trading)	[1]	209,808,660			Underlying asset volatility	0.03 ~ 0.81	Proportional
					Correlation	-0.60 ~ 0.90	Proportional
Financial assets at FVOCI	Equity instruments	366,776,095	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.11 ~ 0.15	Inversely proportional

		2,305,572,077

Financial liabilities designated at FVTPL	Equity-linked securities sold	6,117,086,280	DCF model, Closed Form, FDM, Monte Carlo Simulation, Hull and White, Black-Scholes Model, Net asset value, etc.	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets, volatility of interest rate, probability of default	Underlying asset volatility	0.15 ~ 0.81	Proportional
					Correlation	-0.60 ~ 0.88	Proportional
	Derivatives linked securities sold	1,567,907,416			Underlying asset volatility	0.01 ~ 0.81	Proportional
					Correlation	-0.48 ~ 0.90	Proportional
	Other OTC derivatives linked contract sold	144,047,283			Underlying asset volatility	0.15 ~ 0.30	Proportional
					Correlation	-0.60 ~ 0.74	Proportional
Derivative financial liabilities (trading)	[1]	168,463,912			Underlying asset volatility	0.05 ~ 0.81	Proportional

					Correlation	-0.60 ~ 0.90	Proportional

		7,997,504,891

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

(d) Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

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Notes to the Separate Financial Statements

December 31, 2022 and 2021

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument as at December 31, 2022 and 2021, are as follows.

	2022
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	15,315,917	(12,534,554)	—	—
Derivative financial assets [1]	17,639,228	(18,599,459)	—	—
Financial assets at FVOCI [2]	—	—	31,718,711	(21,878,733)

	32,955,145	(31,134,013)	31,718,711	(21,878,733)

Financial liabilities
Financial liabilities designated at FVTPL[1]	94,000,806	(97,663,062)	—	—
Derivative financial liabilities [1]	48,696,201	(46,355,477)	—	—

	142,697,007	(144,018,539)	—	—

[1]	Measured by changes in fair value based on the increased or decreased unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

	2021
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	7,078,832	(5,695,295)	—	—
Derivative financial assets [1]	19,235,324	(19,935,240)	—	—
Financial assets at FVOCI [2]	—	—	26,761,121	(18,444,528)

	26,314,156	(25,630,535)	26,761,121	(18,444,528)

Financial liabilities
Financial liabilities designated at FVTPL[1]	78,355,694	(82,796,956)	—	—
Derivative financial liabilities [1]	31,113,821	(29,105,058)	—	—

	109,469,515	(111,902,014)	—	—

[1]	Measured by changes in fair value based on the increased or decreased unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

(e) Day 1 Profit and Loss

If the Company uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

92

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year, and the changes in the balance of this difference, are as follows:

(in thousands of Korean won)	2022	2021
Balances at the beginning of the year (A)	93,995,795	70,759,191
Incurred during the year (B)	111,326,521	176,475,408
Amounts recognized in profit or loss during the year (C)	(121,945,132)	(153,238,804)

Balances at the end of the year (A+B+C)	83,377,184	93,995,795

37.5 Fair value hierarchy of financial instruments which the fair value is disclosed

(a) The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	6,544,314,422	6,544,314,422
Financial liabilities
Borrowings	—	—	20,512,526,086	20,512,526,086

	2021
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	5,438,252,442	5,438,252,442
Financial liabilities
Borrowings	—	—	21,981,900,347	21,981,900,347

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that are used book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

(b) Valuation techniques and inputs

Valuation technique and inputs
Cash and deposits	The fair value of cash is the same as the book amount. The book amount is used as a substitute value of fair value for the majority of deposits consisting of overnight deposits and deposits with variable interest rate.

Loans measured at amortised cost	The fair values are calculated by discount rate considering market interest rates and borrower’s credit risk on expected cash flows.

Deposit liabilities and borrowings	The book amount is used as a substitute value of fair value for demand deposit liabilities, bank overdrafts and call money. With regard to the other deposits and borrowings, the fair values are calculated by discount rate considering residual risks at market interest rates on contractual cash flows.

Other financial assets and liabilities	The book amount is used as a substitute value of fair value instead of applying DCF due to the relatively short-term or indefinite maturity. However, DCF method is applied for several long-term receivables or payables.

93

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

37.6 Derecognition of financial assets

The Company continues to recognize bonds sold under repurchase agreements and securities lending agreement, because the Company transferred the financial asset, but the assets does not meet the derecognition criteria. Due to the nature of transaction that bonds sold under repurchase agreements has repurchase condition with fixed price and securities lending agreement contains the retransfer back condition by the end of lending period, the Company has almost all risks and rewards related to the ownership of the financial assets.

As at December 31, 2022 and 2021, relevant information about transferred financial assets which do not qualify for derecognition are as follows:

	2022
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	3,728,769,734	52,098,066	2,234,882,535	—
Carrying amount of related liabilities	3,559,217,505	—	2,121,560,622	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2022, the accrued interests related to debt securities of ~~W~~ 22,779 million is excluded.

	2021
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	8,452,138,400	253,040	1,990,336,464	—
Carrying amount of related liabilities	8,253,574,637	—	1,893,044,535	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2021, the accrued interests related to debt securities of ~~W~~ 51,550 million is excluded.

94

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

38. Financial Risk Management

38.1 Summary

38.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, liquidity risk, market risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for assessing and managing the risks and net operating capital ratio management. Additional quantitative information is disclosed throughout these notes to financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, liquidity risk, market risk, operational risk, and credit concentration risk are recognized as the Company’s key risks. These risks are measured and managed by quantifying regulatory capital and VaR (Value at Risk) using a statistical method.

38.1.2 Risk Management Organization

(a) Board of Directors

Board of Directors are the ultimate decision-making authority that appoint and dismiss risk management committee, establish and amend the risk management committee policies, establish the Company’s criteria for risk limit, decide on basic policy of risk management, and approve large-scale investments.

(b) Risk management committee

The risk management committee consists of more than three directors appointed by the Board of Directors (including more than a half of external director). The risk management committee executes the operations delegated by board of directors in accordance with risk management committee policy

(c) Risk management council

Risk management council consists of members by appointing Company’s executives, including the director, who is responsible for risk management, compliance, planning/management. Also the organization is delegated by risk management committee to perform deliberation/resolution for major policies and matters related to the risk.

(d) Risk management department

Risk management department carries out practical tasks, required for risk management of the Company, such as supporting the risk management committee, reporting the Company’s risk level and computing net operating capital ratio.

38.1.3 Risk Management System

In order to establishing risk management structure, the Company built the total risk management system, ERMS (Enterprise Risk Management System), which is designed for reasonable price valuation against risks and the management of risk limitation to raise the soundness of assets and allocate resources efficiently. Moreover, the Company performs business with risk management basis in mainly by constructing RAPM (Risk Adjusted Performance Measure) and enlarging the portion of performance evaluation.

95

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

38.1.4 Risk Management Strategy and Policy

As an allocation of risk capital and risk limit establishment process, the risk capital is allocated through resolution of risk management committee meetings, and the amount of risk capital is anticipated for each risk sector, business sector and department by reflecting annual management strategy and business plans.

38.2 Credit Risk

38.2.1 Overview of Credit Risk

The Company is exposed to certain level of credit risk and the credit risk is the risk of possible loss to portfolio due to counterparty’s credit event and breach of covenant. Credit risk exposure occurs in investment activities such as loans, debt instruments, derivative transactions, and non-trading accounts, or can exist in relating to off-balance accounts.

38.2.2 Credit Risk Management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. If the trading department of the Company wants to deal with the counterparty that may cause the credit risk, the trading department submit product management plan and application in advance to get approval by the risk management council and the risk management committee. The deal is executed when the approval by the risk management council and the risk management committee is completed. Credit risk limit depends on 1) standard credit risk limit, 2) concentration limit on the same person and 3) credit rating and additional limit may be added by the trading department. In addition, credit VaR is measured in addition to the credit management listed above and credit VaR due to the internal model is operated by the credit manager measurement system of the risk metrics group. Limit management is performed on a daily basis and stress test is performed on a regular basis and in case of excess of the limit, trading department expedite the process with the procedure set by the risk management department.

38.2.3 Maximum Exposure to Credit Risk

The maximum exposure of credit risk related to the off-balance as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Agreement to purchase the commercial papers [1]	894,200,000	576,882,291
Guarantees and loan commitment	3,852,917,005	3,103,785,725

	4,747,117,005	3,680,668,016

[1]	As at December 31, 2022 and 2021, asset-backed short-term bonds amounting to ~~W~~ 556,400 million and ~~W~~ 101,660 million, respectively, held by the Company, are included

The Company does not disclose financial assets (except above contracts) whose carrying amount represents the maximum exposure to credit risk.

96

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

38.2.4 Credit Risk Concentration Analysis

(a) Loans measured at amortised cost

Most of counterparties of loan transactions, before considering collaterals and other credit reinforcements, are concentrated in Korea. The ratios of loans to individuals and corporations and related allowances as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	2,682,319,898	40.68	—	2,682,319,898
Corporations	3,911,911,080	59.32	(27,445,085)	3,884,465,995

	6,594,230,978	100.00	(27,445,085)	6,566,785,893

	2021
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Individuals	2,890,313,072	52.66	—	2,890,313,072
Corporations	2,598,335,650	47.34	(58,204,906)	2,540,130,744

	5,488,648,722	100.00	(58,204,906)	5,430,443,816

The details of the Company’s loans measured at amortised cost by industry as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	2,529,470,021	38.36	(17,794,904)	2,511,675,117
Manufacturing	439,531,330	6.67	(1,607,909)	437,923,422
Service	104,411,078	1.58	(3,723,201)	100,687,876
Others	838,498,651	12.71	(4,319,070)	834,179,580
Individuals	2,682,319,898	40.68	—	2,682,319,898

	6,594,230,978	100.00	(27,445,085)	6,566,785,893

	2021
(in thousands of Korean won)	Loans measured at amortised cost	Ratio (%)	Allowances	Carrying amount
Financial service	1,461,183,943	26.62	(14,964,413)	1,446,219,530
Manufacturing	432,375,654	7.88	(7,704,189)	424,671,465
Service	119,472,377	2.18	(10,785,553)	108,686,824
Others	585,303,675	10.66	(24,750,751)	560,552,924
Individuals	2,890,313,073	52.66	—	2,890,313,073

	5,488,648,722	100.00	(58,204,906)	5,430,443,816

97

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(b) Deposits, Securities (except equity instruments) and Derivatives

Most of deposits, securities (except equity instruments) and derivatives, before considering collaterals and other credit reinforcements, are concentrated in securities issued in Korea. The details of the Company’s securities (except equity instruments) by industry as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortized cost
Banking and insurance	4,028,919,508	100.00	(645,197)	4,028,274,311

	4,028,919,508	100.00	(645,197)	4,028,274,311

Securities at FVTPL
Government and government funded institutions	10,300,399,856	37.05	—	10,300,399,856
Banking and insurance	9,499,195,461	34.17	—	9,499,195,461
Others	8,002,389,633	28.78	—	8,002,389,633

	27,801,984,950	100.00	—	27,801,984,950

Derivatives financial assets
Government and government funded institutions	1,596,038	0.09	—	1,596,038
Banking and insurance	1,668,105,555	98.01	—	1,668,105,555
Others	32,268,463	1.90	—	32,268,463

	1,701,970,056	100.00	—	1,701,970,056

Securities at FVOCI
Government and government funded institutions	449,958,939	10.94	—	449,958,939
Banking and insurance	2,493,923,434	60.64	—	2,493,923,434
Others	1,168,846,251	28.42	—	1,168,846,251

	4,112,728,624	100.00	—	4,112,728,624

	37,645,603,138		(645,197)	37,644,957,941

	2021
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortized cost
Banking and insurance	3,345,752,093	100.00	(632,598)	3,345,119,495

	3,345,752,093	100.00	(632,598)	3,345,119,495

Securities at FVTPL
Government and government funded institutions	12,403,754,293	38.00	—	12,403,754,293
Banking and insurance	12,012,432,506	36.80	—	12,012,432,506
Others	8,227,438,794	25.20	—	8,227,438,794

	32,643,625,593	100.00	—	32,643,625,593

Derivatives financial assets
Banking and insurance	798,108,024	98.41	—	798,108,024
Others	12,907,141	1.59	—	12,907,141

	811,015,165	100.00	—	811,015,165

Securities at FVOCI
Government and government funded institutions	411,524,232	12.13	—	411,524,232
Banking and insurance	2,019,245,794	59.52	—	2,019,245,794
Others	961,875,467	28.35	—	961,875,467

	3,392,645,493	100.00	—	3,392,645,493

	40,193,038,344		(632,598)	40,192,405,746

98

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

38.2.5 Credit Quality of Financial Assets

(a) Loans measured at amortised cost

Loans measured at amortised cost as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	2,069,269,105	—	—	—	—	2,069,269,105
Grade 2	1,800,319,296	—	—	—	—	1,800,319,296
Grade 3	23,965,895	—	—	—	—	23,965,895
Grade 4	—	—	—	—	—	—
Grade 5	—	—	18,356,784	—	—	18,356,784

	3,893,554,296	—	18,356,784	—	—	3,911,911,080

Retails
Grade 1	2,591,983,265	—	—	—	—	2,591,983,265
Grade 2	90,275,978	—	—	—	—	90,275,978
Grade 3	—	—	—	—	—	—
Grade 4	60,654	—	—	—	—	60,654
Grade 5	—	—	—	—	—	—

	2,682,319,897	—	—	—	—	2,682,319,897

Loans measured at FVTPL
Corporates
Grade 1	—	—	—	—	42,604,988	42,604,988
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	42,604,988	42,604,988

	6,575,874,193	—	18,356,784	—	42,604,988	6,636,835,965

[1]	The amounts disclosed in above table are before deduction of allowances

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	1,268,085,960	—	—	—	—	1,268,085,960
Grade 2	1,271,234,819	—	—	—	—	1,271,234,819
Grade 3	9,775,000	—	—	—	—	9,775,000
Grade 4	—	—	—	—	—	—
Grade 5	—	—	49,239,870	—	—	49,239,870

	2,549,095,779	—	49,239,870	—	—	2,598,335,649

99

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Retails
Grade 1	2,889,053,207	—	—	—	—	2,889,053,207
Grade 2	1,256,577	—	—	—	—	1,256,577
Grade 3	—	—	—	—	—	—
Grade 4	3,289	—	—	—	—	3,289
Grade 5	—	—	—	—	—	—

	2,890,313,073	—	—	—	—	2,890,313,073

Loans measured at FVTPL
Corporates
Grade 1	—	—	—	—	173,459,362	173,459,362
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	173,459,362	173,459,362

	5,439,408,852	—	49,239,870	—	173,459,362	5,662,108,084

[1]	The amounts disclosed in above table are before deduction of allowances

Ranges	Corporates	Retails
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	Below CC	Below 12 grade

The effect of measured credit risk which released the credit risk due to enhancement of collateral and other credit supplements secured for loans as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	7,643,969	—	—	—	—	7,643,969
Real estate	44,692,385	—	208,363	—	—	44,900,748
Securities	5,722,045,070	—	—	—	—	5,722,045,070

	5,774,381,424	—	208,363	—	—	5,774,589,787

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	6,774,307	—	—	—	—	6,774,307
Real estate	69,433,769	—	208,363	—	—	69,642,132
Securities	4,810,419,571	—	—	—	—	4,810,419,571

	4,886,627,647	—	208,363	—	—	4,886,836,010

100

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(b) Securities (debt instruments)

Securities (debt instruments) that are exposed to credit risks as at December 31, 2022 and 2021, are as follows:

	2022
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
(in thousands of Korean won)		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	3,262,409,959	—	—	—	—	3,262,409,959
Grade 2	836,531,848	—	—	—	—	836,531,848
Grade 3	13,786,817	—	—	—	—	13,786,817
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	4,112,728,624	—	—	—	—	4,112,728,624

[1]	Before deduction of allowances

	2021
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
(in thousands of Korean won)		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	2,423,690,839	—	—	—	—	2,423,690,839
Grade 2	955,435,698	—	—	—	—	955,435,698
Grade 3	13,518,956	—	—	—	—	13,518,956
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	3,392,645,493	—	—	—	—	3,392,645,493

[1]	Before deduction of allowances

The Company’s standard for credit quality of securities (except equity investments) linked to credit rating presented by 3rd party credit rating institutions is as follows.

	Domestic			Foreign
Credit Quality	KIS	NICE	FnPricing	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- To AA-	A- To AA-	A- To AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Below BB-	Below BB-	Below BB-	Below B	Below B	Below B2

The classification of credit quality for debt instruments in Korean won is based on lowest credit rating among the one of three domestic credit rating institutions and the classification of credit quality for debt instruments in foreign currency is based on lowest credit rating among the one of three foreign credit rating institutions

101

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(c) Deposits

The credit quality of deposits as at December 31, 2022 and 2021, are as follows:

2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	4,028,933,604	—	—	—	4,028,933,604
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	4,028,933,604	—	—	—	4,028,933,604

[1]	Before deduction of allowances

2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	3,345,752,093	—	—	—	3,345,752,093
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	3,345,752,093	—	—	—	3,345,752,093

[1]	Before deduction of allowances

The Company’s standard for credit quality of deposits is same as the one of debt securities.

(d) Commitments

The credit quality of commitments as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	561,861,335	—	—	—	561,861,335
Grade 2	2,836,161,363	31,731,909	—	—	2,867,893,272
Grade 3	77,738,671	30,000,000	—	—	107,738,671
Grade 4	421,307,828	—	—	—	421,307,828
Grade 5	—	—	—	—	—

	3,897,069,196	61,731,909	—	—	3,958,801,105

102

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	926,934,250	17,282,291	—	—	944,216,541
Grade 2	1,967,989,885	37,000,000	—	—	2,004,989,885
Grade 3	92,906,778	20,000,000	—	—	112,906,778
Grade 4	399,845,412	2,000,000	—	—	401,845,412
Grade 5	—	—	—	—	—

	3,387,676,325	76,282,291	—	—	3,463,958,616

(e) Guarantees

The credit quality guarantees as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guarantees
Grade 1	139,403,000	—	—	—	139,403,000
Grade 2	92,512,900	—	—	—	92,512,900
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	231,915,900	—	—	—	231,915,900

	2021
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guarantees
Grade 1	139,403,000	—	—	—	139,403,000
Grade 2	92,512,900	—	—	—	92,512,900
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	231,915,900	—	—	—	231,915,900

103

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(f) Other receivables from securities transactions

Other receivables from securities transactions, which are classified as other financial assets, as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Other receivables related to proprietary trading	182,035,890	104,074,769
Other receivables related to brokerage Transactions	1,970,505,764	2,635,518,749

The Company recognizes receivables and payables between Korea Exchange (Clearing and Settlement Organization) and customers regarding securities brokerage transactions on the trade date. The Company is exposed to credit risks between the trade date and settlement date relating to investment brokerage business, which is standardized by related regulations (generally less than two business days from the trade date). As a central counterparty, Korea Exchange mitigates the payment default risk by managing collective fund for default loss, and the Company mitigates customer default risk through margin requirements system. Also, if the customers can not pay by the settlement date, the Company can collect the receivables through covering. Therefore, credit risk that the Company actually bears is linked to the price fluctuation risk of securities between the trade date and the settlement date.

The Company recognizes assets and liabilities on trade date for regular-way transactions, is exposed to the market risk and credit risk between trade date and settlement date.

38.3 Liquidity Risk

38.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Company discloses them by maturity groups: Up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

38.3.2 Liquidity Risk Management Policy

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short-, medium- and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. Meanwhile, additional details of unused funding arrangement to reduce liquidity risk that the Company holds at its discretion are discussed in Note 41.

38.3.3 Analysis on Remaining Contractual Maturities of Financial Liabilities

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases.

104

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The remaining contractual maturities of financial liabilities as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,082,979,265	—	—	—	—	—	2,082,979,265
Financial liabilities designated at FVTPL [1]	10,088,600,213	—	—	—	—	—	10,088,600,213
Derivatives (trading) [2]	2,307,993,521	—	—	—	—	—	2,307,993,521
Derivatives (hedge)	—	10,070,190	—	—	—	—	10,070,190
Deposit liabilities [3]	6,819,371,625	—	—	—	—	—	6,819,371,625
Borrowings	7,771,843,528	5,329,426,599	2,015,024,991	4,101,825,134	1,553,452,225	—	20,771,572,477
Other financial liabilities	16,349,365	2,032,090,684	8,545,723	28,456,303	91,630,986	8,755,567	2,185,828,628
Guaranteed payments and commitment [4]	4,190,717,005	—	—	—	—	—	4,190,717,005

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Company might pay the maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, they are classified on the basis of the earliest period when those agreements may be executed.

105

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,825,922,918	—	—	—	—	—	2,825,922,918
Financial liabilities designated at FVTPL [1]	9,160,923,652	—	—	—	—	—	9,160,923,652
Derivatives (trading) [2]	830,630,902	—	—	—	—	—	830,630,902
Derivatives (hedge)	—	1,282,400	—	4,786,100	—	—	6,068,500
Deposit liabilities [3]	8,400,368,430	—	—	—	—	—	8,400,368,430
Borrowings	8,448,833,366	8,200,567,373	714,468,357	2,889,324,557	1,898,833,225	—	22,152,026,878
Other financial liabilities	3,376,026	3,155,100,167	4,794,188	21,830,469	84,928,706	24,348,958	3,294,378,514
Guaranteed payments and commitment [4]	3,680,668,016	—	—	—	—	—	3,680,668,016

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Company might pay the maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, they are classified on the basis of the earliest period when those agreements may be executed.

38.4 Market Risk

38.4.1 Overview of Market Risk

Market risk refers to the risk that the value of a position held by the Company may fluctuate due to price fluctuations of market factors such as stock, interest rates, foreign exchange rates, commodity and others.

Market risk is daily managed by establishing the limitations considering products’ natures such as position limitations, loss limitations, VaR limitations, sensitivity limitations (duration, delta, gamma, vega, others) and others. Relevant business procedures are processed by written regulations and guidelines.

38.4.2 Value at Risk (“VaR”)

The Exposure to market risk is measured by the Value at Risk (VaR). VaR is the potential loss that can occur in the holding position when the market price moves in an adverse direction within a given confidence level for a given holding period in the normal market.

Historical simulation model is used to calculate 10days VaR. Historical simulation model is based on past changes of market variables without assuming a specific probability distribution.

106

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The Company uses the 10-day return of the past two-year time series of the asset risk factor and uses the 99% confidence level of the two-year time series of the portfolio. 10days VaR that is under 99% of confidence level that the Company uses reflects reported daily losses as VaR does not exceed with 99% chance.

The average, minimum and maximum amount of the Company’s VaR (99%, 10 days) as at December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2022
Total VaR	35,197,541	60,205,109	18,655,089	20,195,624

	2021
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2021
Total VaR	27,533,895	44,103,782	13,303,234	32,812,682

38.4.3 Risk Management by Market Risk Factors

The Company’s market risk is comprised of interest rate risk, foreign exchange rate risk and stock price risk.

(a) Stock price risk

Stock price risk arises in the Company’s foreign currency stocks and Korean won stocks.

Hedging instruments of Equity Linked Security and Equity Linked Warrant comprise most of stock trading portfolio and certain security proprietary trading is composed of trading securities on the exchange, futures contracts maturing in a month or two, and others under the restriction of position limitation, sale at loss, loss limitation, and others. Marketable stocks among non-trading positions and stock beneficiary certificates are included in stock price risk and market VaR is computed.

Risk management council allocates position and loss limitations, and risk management department monitors asset management department’s possible breach of limitations and other special matters on a daily basis.

(b) Interest rate risk

Trading position interest rate risk usually arises from debt instruments denominated in Korean won. The Company’s trading strategy is to benefit from short-term movements in the prices of debt instruments arising from changes in interest rates.

The product prices of the Company’s trading accounts are disclosed daily. The risks related to trading accounts are managed by using market value based method such as market VaR and sensitivity analysis.

107

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(c) Foreign exchange rate risk

Foreign exchange rate risk arises through ownership of assets and liabilities, denominated in currencies other than Korean won, from non-trading positions, or through foreign currency forward agreements, currency swaps and foreign currency trading securities.

The Company computes foreign currency position’s net position regularly to follow the Regulation on Financial Investment Business and reports to the supervisory body.

Also, the Company manages the risk for total position exposed to foreign exchange rate including non-trading position by using market price base method such as market VaR and sensitivity analysis.

38.4.4 Risk Management by Interest Rate Risk Factors

The Company closely monitors markets and the outputs of the various industry working groups that manage the transition to the new interest rate indicator, including statements made by the IBOR regulator and various consultative councils related to the transition to alternative interest rates.

In response to these announcements, the Company established an IBOR-related response plan consisting of workflows such as risk management, accounting, tax, law, computerization, and customer management, and completed most of the conversions and replacements accordingly. The Chief Financial Officer (CFO) is responsible for the planning and progress management, and important matters are reported to the Board of Directors.

The purpose of the plan is to identify the impacts and risks associated with interest rate indicator reform within the business, and to prepare and implement an action plan to facilitate the transition to an alternative indicator interest rate. The Company aims to complete the response plan by the end of June, 2023.

The carrying amount of financial instruments that have not been converted to an alternative indicator interest rate as of December 31, 2022 and 2021 are as follows:

(in thousands of Korean won)	2022	2021
	Exposure amount [1] USD LIBOR	Exposure amount [1] USD LIBOR
Measured at amortised cost
Loans	7,482,357	7,035,224
Measured at fair value
Financial assets at FVTPL(non-derivative)	5,014,503	4,694,580
Financial liabilities at FVTPL(derivative)	103,656,731	103,221,786

[1]	Financial instruments that will expire before conversion to an alternative indicator interest rate are excluded.

108

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

38.5 Operational Risk

38.5.1 Concept

The Company defines operational risk to the extent of financial risk and non-financial risks incurred by unreasonable or wrong internal process, labor, system and external incidents.

38.5.2 Operational Risk Management

The purpose of operational risk management is control activity through continuous improvement of internal controls, performing proactive preventive control, proliferation of culture of risk management by establishing internal control that could respond quickly against change of business environment. OMRS (Operational Risk Management System), supports performing overall risk management such as recognition of operational risk, evaluation and monitoring. Periodically, through RCSA (Risk Control Self Assessment), management of KRI (Key Risk Indicator), management of data loss and related preparation of countermeasures, it controls the risks in advance, as well as collecting data for future advanced management method.

38.6 Capital Management

Main purpose of the capital risk management of the Company is optimizing use of capital and sustaining healthy financial status in order to maximize shareholder value. The Company has performed capital risk management through estimating net capital ratio based on ‘Capital Market and Financial Investment Business Act’, enforced in February 2009.

Net capital ratio is the net capital minus the total risk amount divided by the essential equity to sustain per each business unit. [(Net capital – total risk amounts) / essential equity to sustain per each business unit]. This formula is calculated based on the financial statements amount.

The net capital is calculated by subtracting deductible items and including additional item from financial investor’s net asset (asset-liability) as at date. The deductible item refers any asset that is difficult to be converted into cash immediately such as property, plant and equipment. The adding item includes that any item that recorded as liability without redemption obligation, internal reserves against future losses, items that redeemable in kind and items that function of complemental capital.

Total amount of risk is quantification of all of possible losses from operation of business for financial investor. Quantified amounts of market risks by possible losses due to fluctuation of stock price; interest and exchange rates of the securities that the investment firms held; credit risk amounts from breach of contract by the counterparties and possible losses due to accidents, errors, illegal conduct, any other potential losses from deteriorated condition for operation.

According to the Financial Investment Act, the regulation requires that net capital ratio must be maintained above 100% for the appropriation of the capital and it is required to improve the management if the financial investment firm does not meet the regulation for the net capital ratio.

39. Offsetting Financial Assets and Financial Liabilities

The Company enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements or similar agreement with the Company’s derivative counterparties. The Company also enters into repurchase agreements and securities borrowing and lending agreements similar to the master netting agreement for derivatives. Master netting agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes.

109

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2022
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,800,627,070	—	1,800,627,070	1,240,440,412	194,397,457	365,789,201
Securities purchased under reverse repurchase agreements	730,100,000	—	730,100,000	730,100,000	—	—
Other receivables [4]	1,985,950,659	1,897,820,808	88,129,851	—	—	88,129,851
Other receivables (Payment and settlement)	26,385,142	26,385,142	—	—	—	—

	4,543,062,871	1,924,205,950	2,618,856,921	1,970,540,412	194,397,457	453,919,052

Financial liabilities
Derivatives liabilities, others [1]	3,357,495,348	—	3,357,495,348	2,658,744,222	83,836,686	614,914,440
Securities sold under reverse resale agreements [2]	6,231,390,409	—	6,231,390,409	6,231,390,409	—	—
Securities sold [3]	2,082,979,265	—	2,082,979,265	2,082,979,265	—	—
Other payables [4]	1,954,742,873	1,897,820,808	56,922,065	—	—	56,922,065
Other payables (Payment and settlement)	27,716,059	26,385,142	1,330,917	—	—	1,330,917

	13,654,323,954	1,924,205,950	11,730,118,004	10,973,113,896	83,836,686	673,167,422

[1]	Both of derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]	The offsetting amounts of bonds and debts arising from transactions occurring on the same day between the Korea Exchange and the Company in relation to the client’s consignment trading is included.

	2021
(in thousands of Korean won)	Gross amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	846,411,930	—	846,411,930	544,286,051	235,743,401	66,382,478
Securities purchased under reverse repurchase agreements	441,800,000	—	441,800,000	441,800,000	—	—
Other receivables [4]	2,317,397,927	2,307,527,540	9,870,387	—	—	9,870,387
Other receivables (Payment and settlement)	105,464,571	99,790,621	5,673,950	—	—	5,673,950
	237,030,000	—	237,030,000	237,030,000	—	—

	3,948,104,428	2,407,318,161	1,540,786,267	1,223,116,051	235,743,401	81,926,815

Financial liabilities
Derivatives liabilities, others [1]	1,483,107,954	—	1,483,107,954	1,050,325,766	75,252,991	357,529,197
Securities sold under reverse resale agreements [2]	13,531,208,950	—	13,531,208,950	13,531,208,950	—	—
Securities sold [3]	2,825,922,918	—	2,825,922,918	2,825,922,918	—	—
Other payables [4]	2,712,412,451	2,307,527,540	404,884,911	—	—	404,884,911
Other payables (Payment and settlement)	99,790,621	99,790,621	—	—	—	—
Payable unsettled spot exchange	237,100,000	-	237,100,000	237,100,000	—	—

	20,889,542,894	2,407,318,161	18,482,224,733	17,644,557,634	75,252,991	762,414,108

110

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

[1]	Both of derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]	The offsetting amounts of bonds and debts arising from transactions occurring on the same day between the Korea Exchange and the Company in relation to the client’s consignment trading is included.

40. Lease

40.1 The amounts recognized in the separate statement of financial position

The amounts related to lease recognized in the separate statement of financial position as at December 31, 2022 and 2021, are as follows;

(in thousands of Korean won)	2022	2021
Right-of-use assets [1]
Buildings	72,115,792	69,145,814
Vehicles	2,258,588	1,570,194
Others	1,005,513	1,710,375

	75,379,893	72,426,383

Lease liabilities	121,082,291	123,400,384

[1]	The amount is included in property and equipment in the separate statement of financial position.

40.2 The amounts recognized in the separate statement of profit or loss

The amounts related to lease recognized in the separate statement of profit or loss for the year ended December 31, 2022 and 2021, are as follows

(in thousands of Korean won)	2022	2021
Depreciation of the right-of-use assets
Buildings	21,758,887	14,623,072
Vehicles	1,188,483	1,176,069
Others	1,081,530	1,244,144

	24,028,900	17,043,285

Interest income from lease receivables (included in financial income)	1,084,287	1,615,695
Interest expense to lease liabilities (included in financial cost)	3,372,582	2,787,349
Lease payment for leases for which the underlying asset is of low value (included in administrative expenses, not-include lease for short-term period)	586,608	461,035
Variable lease payments which are not included in the measurement of lease liabilities (included in administrative expenses)	126,576	256,363

The total cash outflow for leases in 2022 and 2021 were ~~W~~ 30,835 million and ~~W~~ 32,911 million, respectively.

111

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

40.3 As a Lessor : Financial Lease

As at December 31, 2022 and 2021, total investment on financial lease and present value of minimum lease payments and unrealized interest income of financial lease are as follows:

(in thousands of Korean won)	2022	2021
Total Investment on lease	35,135,664	41,127,430
Net Investment on lease	32,271,624	37,179,103
Present value of minimum lease payments	32,271,624	37,179,103
Unrealized interest income	2,864,040	3,948,327

40.4 As a Lessor : Operating Lease

As at December 31, 2022 and 2021, future minimum lease receipts expected under non-cancellable lease contracts are as follows:

(in thousands of Korean won)	2022	2021
Within 1 year	1,294,822	934,595
1 - 5 years	1,824,240	1,044,287

	3,119,062	1,978,882

112

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

41. Contingent Liabilities and Commitments

As at December 31, 2022 and 2021, the Company is involved in pending lawsuits, are as follows:

	2022		2021
(in thousands of Korean won)	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	33	202,977,447	21	176,352,560
Plaintiff	8	177,971,745	9	163,067,109

The Company expects that these lawsuits do not have significant impact on the financial position.

The Company has entered into various agreements with financial institutions as at December 31, 2022 and 2021, are as follows:

		Credit line
(in thousands of Korean won)	Financial institution	2022	2021
Overdraft (including daily overdraft)	Kookmin Bank and others	530,000,000	530,000,000
General loan	Kookmin Bank	40,000,000	40,000,000
Securities underwriting loan	KSFC	600,000,000	700,000,000
Working capital loan (general)	KSFC	475,000,000	375,000,000
Note trading at a discount (general)	KSFC	300,000,000	300,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	500,000,000	850,000,000
Securities underwriting financing	KSFC	1,710,000,000	1,500,000,000

The guarantees and various commitment as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Guarantees	231,915,900	216,709,400
Agreement to purchase commercial papers [1]	337,800,000	576,882,291
Loan agreements	2,756,152,916	2,066,260,939
Credit line agreements	383,468,794	369,691,458
LOC and Investment commitments	481,379,395	451,123,929

	4,190,717,005	3,680,668,017

[1]	According to the above arrangement, the Company holds the asset-backed short-term bonds amounting to ~~W~~ 556,400 million and ~~W~~ 101,660 million as at December 31, 2022 and 2021, respectively.

The Company has been provided with ~~W~~ 10,731 million and ~~W~~ 12,678 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as at December 31, 2022 and 2021, respectively.

The securities in custody as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021	Valuation method
Trustor securities	200,379,840,702	155,890,031,762	Fair value
Saver securities	308,762,230	232,748,017	Fair value
Beneficiary securities	35,441,473,205	32,356,219,560	Standard selling price

	236,130,076,137	188,478,999,339

113

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

The Company, as a selling company of qualitied investor private equity fund that aims to lend money to corporations (borrowers) investing in apartment rental business for disabled people in Australia, intermediated ~~W~~ 326.5 billion of trusts and funds to the individuals and institutional investors. However, the local borrower’s breach of the contract makes the fund inoperable and there is a possibility of loss of principal.

As at December 31, 2022, three lawsuits were filed to the Company as a defendant. On February 7, 2023, in one case, the first-instance verdict of the trial ordering the payment of a total of ~~W~~ 29.8 billion and delayed interest thereon was announced, but there is a possibility that the conclusion is changed in the upper court, and the other two cases are still in the first instance. The Company has reflected in its financial statements the results of the first-instance verdict handed down on February 7, 2023, as an adjusting event after the reporting period, and has incorporated the related litigation provision liabilities into its financial statements as at December 31, 2022.

Meanwhile, the Company has filed a lawsuit against JB Asset Management Co., Ltd, the fund management company, for compensation, and the first trial is currently in progress.

114

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

42. Related Party Transactions

KB Financial Group Inc. owns 100% of ordinary shares of the Company as at December 31, 2022 and 2021.

Significant balances, excluding loan and borrowing transactions, with related parties as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022		2021
	Receivables	Payables	Receivables	Payables
Subsidiaries
KB Securities Hong Kong Ltd.	128,859	20,063,435	116,043	9,191,784
KB Securities Vietnam Joint Stock Company	355,493	306,736	223,957	211,286
KBFG Securities America Inc.	—	—	—	65,182
KB Digital Innovation&growth New Technology Business Investment Fund	86,877	—	—	—
LB UK Private Real Estate Investment Trust No.18 [1]	—	—	681,145	—
Newstar Gimpo 2nd Co., Ltd. [1]	—	—	—	62,715
Newstar Gimpo 1st Co., Ltd.	—	100,382	—	96,924
Newstar Ds 2nd Co., Ltd. [1]	—	—	269,941	1,003,862
Newstar Ds 1st Co., Ltd. [1]	—	—	83,420	255,252
Newstar Believe Co., Ltd.	39,239	104,888	466,986	359,803
Newstar IP Co., Ltd.	142,423	1,232,259	755,420	497,107
Newstar Panorama 1st Co., Ltd. [1]	—	—	1,134,376	366,669
Newstar Papyrus Co., Ltd. [1]	—	—	407,947	338,790
Songdo Pfive 2nd Co., Ltd.	1,561,106	1,837,919	3,555,339	4,434,840
SJ Jongno 1st Co., Ltd. [1]	—	—	8,243,220	3,937,376
Able Gamsam 1st Co., Ltd. [1]	—	—	334,055	620,439
Able Gongpyeong 1st Co., Ltd.	—	37,269	344,337	468,315
Able Guwol 1st Co., Ltd. [1]	—	—	—	256,796
Able Gwonseon 1st Co., Ltd.	—	72,039	1,442,002	1,441,021
Able Sky 1st Co., Ltd.	178,493	419,553	876,458	780,527
Able Electronics 1st Co., Ltd. [1]	—	—	478,655	457,738
Able Chowall 1st Co., Ltd.	297,012	148,516	687,204	486,393
Able Hyosung 1st Co., Ltd. [1]	—	—	190,304	104,078
ABR Mareuk 1st Co., Ltd. [1]	—	—	563,465	531,447
ABR Joongang2 1st Co., Ltd.	973,961	871,561	944,229	981,400
AJH 3rd Co., Ltd. [1]	—	—	51,476	126,089
FN Gasan 1st Co., Ltd.	8,959	11,240	322,267	177,657
MS Sejong 4th Co., Ltd. [1]	—	—	23,346	373,287
Enewstay 1st Co., Ltd. [1]	—	—	155,607	513,045
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	132,329	—	—	—
KB Echo 1st Co., Ltd. [1]	—	—	254,131	348,804
KB UK Center 1st Co., Ltd. [1]	—	—	276,178	290,164
KB Tongyoung 1st Co., Ltd.	1,573,548	1,182,207	2,077,937	2,019,405
Paradise Yeongjong 2nd Co., Ltd.	—	1,064,178	561,475	1,190,692
Polar EH 2nd Co., Ltd. [1]	—	—	26,282	659,987
Polar EH 1st Co., Ltd. [1]	—	—	118,174	523,443
Able Gasan 1st Co., Ltd.	942,568	765,441	1,752,359	1,912,318
Able Sewoon Co., Ltd.	—	236,568	2,247,203	1,100,094
Able Poongdong 1st Co., Ltd.	41,299	7,129	227,757	204,204

115

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2022		2021
	Receivables	Payables	Receivables	Payables
Intgreen 1st Inc. [1]	—	—	361,090	657,388
KB Infra 1st Co., Ltd. [1]	—	—	35,629	—
JOSH Bujeon 1st Co., Ltd. [1]	—	—	2,741,628	2,842,912
Newstar Seotan Co., Ltd. [1]	—	—	2,128,162	2,084,203
Able PT 1st Co., Ltd.	269,733	69,926	1,533,501	1,325,275
Able Pocheon 1st Co., Ltd. [1]	—	—	344,897	331,284
Unbroken 1st Co., Ltd. [1]	—	—	2,091,222	2,069,669
Newstar Plus 1st Co., Ltd.	204,849	57,388	821,849	896,938
KB MyeongJi 1st Co., Ltd.	249,908	126,846	870,712	600,186
Able Dangjin 1st Co., Ltd.	308,792	489,479	419,907	484,391
Able Yongdap 1st Co., Ltd. [1]	—	—	747,302	567,291
KB Osansegyo 2nd Co., Ltd.	13,619	26,613	312,312	324,406
Able Hyeongok Co., Ltd. [1]	—	—	1,351,045	1,366,250
KB Mapo 2nd Co., Ltd.	513,806	692,206	789,051	592,990
GDIC 1st Co., Ltd. [1]	—	—	564,261	553,590
Able Wonchang 1st Co., Ltd.	—	139,851	287,588	228,329
Able MK 1st Co., Ltd.	—	86,444	—	86,444
Zitaress 1st Co., Ltd.	350,376	190,269	10,432,660	10,386,012
KB PF 3rd Co., Ltd. [1]	—	—	232,413	212,241
Able Beomeo-one Co., Ltd.	1,774,556	593,665	4,439,050	4,122,473
Able Yucheon 1st Co., Ltd. [1]	—	—	16,351,249	15,733,748
KB Illite 1st. Co., Ltd.	—	—	6,447	13,840
Newstar Sina Co., Ltd.	968,887	365,100	150,298	337,985
KB Gold 1st Co., Ltd.	1,425,481	1,314,190	1,762,639	1,777,755
Inspire Gold 1st Co., Ltd. [1]	—	—	9,475,071	9,295,817
Inspire Gold 2nd Co., Ltd.	87,364	97,896	6,709,834	6,579,288
Yeoksam The Gallery KB 1st Co., Ltd. [1]	—	—	1,191,825	1,241,051
Y Three Ulsan Sinjeong 1st Co., Ltd. [1]	—	—	6,868,874	6,964,366
KB Infra 2nd Co., Ltd.	—	86,206	—	143,103
Able Wonsi 1st Co., Ltd.	28,356	—	—	—
Newstar Gimpo 4th Co., Ltd.	195,536	44,559	—	—
HD Value 1st Co., Ltd.	8,207	41,955	—	—
Powerplay 1st Co., Ltd.	—	95,134	—	—
Able Dosan 1st Co., Ltd.	797,367	1,730,120	—	—
Newstar Gimpopoongmoo Co., Ltd.	23,067	127,710	—	—
Able Maseok 1st Co., Ltd.	914,974	699,255	—	—
TW Seocho 1st Co., Ltd.	8,481,141	7,285,270	—	—
TW Seocho 2nd Co., Ltd.	3,120,940	2,615,261	—	—
Newstar Wave 1st Co., Ltd.	892,590	401,058	—	—
Lamdamine 1st Co., Ltd.	7,126,903	5,759,844	—	—
Able Next 1st Co., Ltd.	827,518	1,117,387	—	—
Able Dongil 1st Co., Ltd.	71,754	112,893	—	—
Newstar Shiny 1st Co., Ltd.	232,119	9,973	—	—
Newstar Enerbil 1st Co., Ltd.	792,157	334,263	—	—
YSMC 1st Co., Ltd.	—	692,262	—	—
HJ Galaxy 3rd Co., Ltd.	—	644,713	—	—
KB SmartSchool 1st Co., Ltd.	56,670	630,594	—	—
Bighouse 7th Co., Ltd.	1,135,807	875,237	—	—
Newstar Energy 1st Co., Ltd.	7,067,734	5,753,079	—	—
Gyeongsan Logis 1st Co., Ltd.	1,491,642	1,164,147	—	—
Stoke 2nd Corp	1,803,511	1,496,159	—	—

116

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2022		2021
	Receivables	Payables	Receivables	Payables
Newstar Seongnam 1st Co., Ltd.	1,174,561	1,101,968	—	—
KPS Sihwa 1st Co., Ltd.	1,495,490	3,769,617	—	—
GDIC 2nd Co., Ltd.	2,607,565	2,276,726	—	—
Newstar NRB First Co., Ltd.	2,247,029	3,541,817	—	—
Able Dongtan 1st Co., Ltd.	1,567,105	868,475	—	—
Newstar Gimpo 5th Co., Ltd.	5,742,118	5,678,498	—	—
Newstar Everyday 1st Co., Ltd.	45,122	67,630	—	—
Cassiopeia 1st Co., Ltd.	350,564	315,741	—	—
Able Banpo 1st Co., Ltd.	2,398,331	2,073,686	—	—
Able Banpo 2nd Co., Ltd.	1,012,399	898,385	—	—
Able Gyeonggi Gwangju 1st Co., Ltd.	2,577,770	2,363,805	—	—
Newstar Byeongjeom 1st Co., Ltd.	235,285	279,903	—	—
Piggarden 1st Co., Ltd.	872,566	837,709	—	—
KB Star Galaxy Towers REIT [1]	—	3,095,031	—	—
KB NY 1st Co., Ltd.	—	1,286,629	—	—
KB Samyoung Co., Ltd.	—	19,894	—	—
Parent Company
KB Financial Group Inc.	116,502,544	66,137,150	84,740	106,320,356
Others
Kookmin Bank	76,140,288	149,443,176	65,935,575	55,188,817
KB Asset Management Co., Ltd.	1,479	652,430	1,747	824,381
KB Real Estate Trust Co., Ltd.	—	622	—	522
KB Investment Co., Ltd.	627,295	236	154,405	121
KB Credit Information Co., Ltd.	—	147	—	2,719
KB Data System Co., Ltd.	856,887	43,007	179,879	235,328
KB Life Insurance Co., Ltd.	685,561	112,050	790,282	380,519
KB Kookmin Card Co., Ltd.	50,551	6,675,546	142,366	7,390,861
KB Savings Bank Co., Ltd.	—	552	—	399
KB Capital Co., Ltd.	96,317	2,201,235	92,710	1,489,116
KB Insurance Co., Ltd	52,388,172	18,558,988	7,512,920	2,967,593
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Co., Ltd.) [2]	329,563	651,994	378,566	717,402
KB Wisestar Private Real Estate Fund Investment Trust No. 1	7,292	—	7,811	—
Other funds	190,008	9,242,907	2,566,825	4,718,031
LB UK Private Real Estate Investment Trust No.19	—	—	248,353	—

[1]	These companies are not related parties as at December 31, 2022.
[2]	Changed company name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

117

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Significant transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022		2021
	Revenue	Expenses	Revenue	Expenses
Subsidiaries
DGB General Private Real Estate Investment Trust No.8 [1]	183,691	—	385,703	—
JB New Jersey Private Real Estate Fund [1]	1,128,748	—	957,963	—
KB Securities Hong Kong Ltd.	162,192	381,682	323,789	346,720
KB Securities Vietnam Joint Stock Company	119,906	155,824	211,236	181,318
KBFG Securities America Inc.	—	2,363,899	—	1,109,996
KB Digital Innovation&growth New Technology Business Investment Fund	186,055	—	200,000	—
KTB Aircraft Private Investment Trust No.21-1	1,028,513	—	1,129,492	—
LB Irealand Private Real Estate Investment Trust 8	4,459,537	—	4,433,491	—
LB UK Private Real Estate Investment Trust No.18 [1]	988,420	—	3,460,949	—
Great GM 12th Co., Ltd. [1]	—	—	64,336	—
Newstar Kumo 1st Co., Ltd. [1]	—	—	237,989	—
Newstar Gimpo 2nd Co., Ltd. [1]	—	—	763,924	—
Newstar Gimpo 1st Co., Ltd.	1,258,943	—	1,399,309	—
Newstar Daerim Co., Ltd. [1]	—	—	—	1,083
Newstar Ds 2nd Co., Ltd. [1]	2,024,271	210,617	1,582,784	—
Newstar Ds 1st Co., Ltd. [1]	—	—	445,737	—
Newstar Believe Co., Ltd.	62,469	—	287,723	—
Newstar IP Co., Ltd.	462,504	1,667,569	1,225,374	1,346,831
Newstar SH Co., Ltd. [1]	—	—	—	22,362
Newstar Wanee 1st Co., Ltd. [1]	—	—	375,598	—
Newstar Janghyun Co., Ltd. [1]	—	—	—	185
Newstar JY Co., Ltd. [1]	—	—	50,934	—
Newstar Cheonwon Co., Ltd. [1]	—	—	149,626	—
Newstar Chimsan 1st Co., Ltd. [1]	—	—	—	21,654
Newstar Panorama 1st Co., Ltd. [1]	—	—	1,466,077	458,175
Newstar Papyrus Co., Ltd. [1]	—	120,109	2,856,637	—
Newstar Hakgok Co., Ltd. [1]	—	—	133,620	—
Vestas General Private Real Estate Fund Investment Trust No. 38	4,740,671	—	4,634,891	—
Songdo Pseven 1st Co., Ltd. [1]	—	—	476,916	—
Songdo Pfive 2nd Co., Ltd.	2,886,460	—	1,554,876	—
Alpha Spain Real Estate Private Investment Trust 1 [1]	—	—	2,376,306	—
SJ Jongno 1st Co., Ltd. [1]	—	4,305,844	1,685,806	—
Able Gamsam 1st Co., Ltd. [1]	518,988	—	1,478,542	—
Able Gorim 1st Co., Ltd. [1]	—	—	199,781	—
Able Gongpyeong 1st Co., Ltd.	226,328	—	232,580	—
Able Guwol 1st Co., Ltd. [1]	—	256,522	1,657,905	—
Able Gwonseon 1st Co., Ltd.	205,349	—	990,705	—
Able Dangsan Co., Ltd. [1]	—	—	461,558	—
Able Daenong Co., Ltd. [1]	—	—	648,944	—
Able Daepo 1st Co., Ltd. [1]	—	—	44,715	—
Able Mojong 1st Co., Ltd. [1]	—	—	295,153	—
Able Bukcheonan logis Co., Ltd. [1]	—	—	872,802	—
Able Seoho 1st Co., Ltd. [1]	—	—	176,409	—

118

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2022		2021
	Revenue	Expenses	Revenue	Expenses
Able Sungnae 1st Co., Ltd. [1]	—	—	42,500	—
Able Sky 1st Co., Ltd.	737,660	—	595,931	—
Able Ali 2nd Co., Ltd. [1]	—	—	321,946	—
Able Yongin 1st Co., Ltd. [1]	—	—	256,778	—
Able Unicity 4th Co., Ltd. [1]	—	—	315,590	—
Able Eumsung 1st Co., Ltd. [1]	—	—	348,135	—
Able Electronics 1st Co., Ltd. [1]	—	—	1,712,184	—
Able Jinjeop 1st Co., Ltd. [1]	—	—	39,062	—
Able Chowall 1st Co., Ltd.	273,416	—	860,596	—
Able Forsythia 1st Co., Ltd. [1]	—	—	241,312	—
Able Hana Co., Ltd. [1]	—	—	92,273	—
Able Hyosung 1st Co., Ltd. [1]	—	64,009	2,762,765	—
ABR Mareuk 1st Co., Ltd. [1]	—	—	198,279	—
ABR Sosa 1st Co., Ltd. [1]	—	—	231,496	—
ABR Joongang2 1st Co., Ltd.	450,654	—	302,038	—
AJH 3rd Co., Ltd. [1]	—	—	136,511	—
FN Gasan 1st Co., Ltd.	—	45,219	152,743	—
MS Sejong 4th Co., Ltd. [1]	—	338,558	433,231	1,801,942
Enewstay 1st Co., Ltd. [1]	—	—	1,212,559	—
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	525,000	—	509,250	—
KB Asan Baebang 1st Co., Ltd. [1]	—	—	203,171	—
KB Ansung 1st Co., Ltd. [1]	—	—	1,333,952	—
KB Echo 1st Co., Ltd. [1]	—	—	673,291	—
KB Osansaegyo Co., Ltd. [1]	—	—	789,697	—
KB Wondong 1st Co., Ltd. [1]	—	—	139,857	—
KB UK Center 1st Co., Ltd. [1]	42,236	—	432,730	—
KB Icheon logistics 1st Co., Ltd. [1]	—	—	1,183,260	—
KB Tongyoung 1st Co., Ltd.	774,946	—	716,845	—
KB PF 1st Co., Ltd. [1]	—	—	5,016	56,558
KS Beta Co., Ltd. [1]	—	—	196,180	—
Crescendo Muju Co., Ltd. [1]	—	—	872,200	—
Paradise Yeongjong 2nd Co., Ltd.	553,827	—	520,352	—
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	683,981	—	1,171,319	—
Polar SQ 2nd Co., Ltd. [1]	—	—	31,335	—
Polar SQ 1st Co., Ltd. [1]	—	—	31,335	—
Polar EH 2nd Co., Ltd. [1]	—	—	448,549	—
Polar EH 1st Co., Ltd. [1]	—	—	504,769	—
Hangang Domestic Private Real Estate Fund No.14 [1]	—	—	1,573,959	—
Newstar Sinchun 1st Co., Ltd. [1]	—	—	540,917	—
Songam Park Development Co., Ltd. [1]	—	—	746,940	—
SJ Sejong Co., Ltd.	—	—	69,000	—
Able Gasan 1st Co., Ltd.	816,715	—	462,819	—
Able Sewoon Co., Ltd.	—	851,397	2,591,808	—
Able Ansan Logistics 1st Co., Ltd. [1]	—	—	147,843	—
Able Udong 1st Co., Ltd. [1]	—	—	53,535	—
Able KJ 1st Co., Ltd.	—	—	15,000	—
Able Poongdong 1st Co., Ltd.	87,336	—	784,073	—
Intgreen 1st Inc. [1]	—	286,989	2,198,225	—
KB Daemyung 1st Co., Ltd.	—	—	—	331,246
KB Infra 1st Co., Ltd. [1]	—	—	478,423	—

119

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2022		2021
	Revenue	Expenses	Revenue	Expenses
Pinetridavil Co., Ltd. [1]	—	—	148,109	—
JOSH Bujeon 1st Co., Ltd. [1]	—	—	1,889,108	—
Newstar Seotan Co., Ltd. [1]	—	—	435,687	—
Able PT 1st Co., Ltd.	219,020	—	241,590	—
Able Pocheon 1st Co., Ltd. [1]	—	—	526,898	—
Able Hyangdong 1st Co., Ltd.[1]	—	—	353,553	—
Unbroken 1st Co., Ltd. [1]	—	—	241,491	—
Newstar Plus 1st Co., Ltd.	419,000	—	1,650,919	—
KB MyeongJi 1st Co., Ltd.	551,227	—	470,527	—
Able Dangjin 1st Co., Ltd.	281,889	—	135,951	—
Able Yongdap 1st Co., Ltd. [1]	—	—	198,537	—
Newstar Cold Co., Ltd. [1]	—	—	588,135	—
Betares Co., Ltd. [1]	—	—	26,730	—
KB Osansegyo 2nd Co., Ltd.	114,137	—	43,931	—
Able Hyeongok Co., Ltd. [1]	—	—	179,795	—
KB Mapo 1st Co., Ltd. [1]	—	—	100,000	—
KB Mapo 2nd Co., Ltd.	1,063,020	—	396,061	—
Hyundai Dynamic Mix Securities Feeder Investment Trust 1 [1]	—	—	1,607,304	—
Hanwha US Equity Strategy Private Real Estate Fund 3	—	—	7,648,350	—
GDIC 1st Co., Ltd. [1]	—	30,425	218,392	—
Able Wonchang 1st Co., Ltd.	97,919	—	120,892	—
Pacific Bric Professional Investors’ Private Real Estate Fund #53 [1]	—	—	1,695,000	—
Able MK 1st Co., Ltd.	544,000	—	47,693	—
Zitaress 1st Co., Ltd.	182,213	—	820,602	—
KB PF 3rd Co., Ltd. [1]	—	—	20,172	—
Able Beomeo-one Co., Ltd.	901,026	—	329,377	—
Able Yucheon 1st Co., Ltd. [1]	—	606,346	865,337	—
KB Illite 1st. Co., Ltd.	—	8,502	8,502	—
Newstar Sina Co., Ltd.	845,729	—	488,215	—
KB Gold 1st Co., Ltd.	420,962	—	41,821	—
Inspire Gold 1st Co., Ltd. [1]	—	—	245,720	—
Inspire Gold 2nd Co., Ltd.	380,715	—	180,437	—
Yeoksam The Gallery KB 1st Co., Ltd. [1]	—	—	7,499	—
Y Three Ulsan Sinjeong 1st Co., Ltd. [1]	—	—	14,663	—
KB Infra 2nd Co., Ltd.	—	56,897	143,103	—
Korea Investment US Amazon Logistics Private Real Estate Investment Trust NO. 1 [1]	915,909	—	—	—
GVA Europe Real Estate Investment Trust No.2 [1]	11,556,647	—	—	—
Able Wonsi 1st Co., Ltd.	427,808	—	—	—
Newstar Gimpo 4th Co., Ltd.	562,583	—	—	—
HD Value 1st Co., Ltd.	38,961	—	—	—
Powerplay 1st Co., Ltd.	94,635	—	—	—
Able Dosan 1st Co., Ltd	2,150,632	—	—	—
Newstar Gimpopoongmoo Co., Ltd.	98,484	—	—	—
Able Maseok 1st Co., Ltd.	875,143	—	—	—
TW Seocho 1st Co., Ltd.	2,116,788	—	—	—
TW Seocho 2nd Co., Ltd.	947,788	—	—	—
HJ Galaxy 2nd Co., Ltd. [1]	1,414,000	—	—	—
HJ Galaxy 1st Co., Ltd. [1]	1,414,000	—	—	—
Newstar Wave 1st Co., Ltd.	500,069	—	—	—

120

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2022		2021
	Revenue	Expenses	Revenue	Expenses
Lamdamine 1st Co., Ltd.	1,773,725	—	—	—
Able Next 1st Co., Ltd.	1,470,156	—	—	—
KB Infra 3rd Co., Ltd. [1]	630,000	—	—	—
Able Dongil 1st Co., Ltd.	185,822	—	—	—
Newstar Shiny 1st Co., Ltd.	271,718	—	—	—
Newstar Enerbil 1st Co., Ltd.	894,958	—	—	—
YSMC 1st Co., Ltd.	692,381	—	—	—
HJ Galaxy 3rd Co., Ltd.	653,388	—	—	—
KB SmartSchool 1st Co., Ltd.	682,688	—	—	—
Bighouse 7th Co., Ltd.	2,011,044	—	—	—
Newstar Energy 1st Co., Ltd.	1,328,287	—	—	—
Gyeongsan Logis 1st Co., Ltd.	424,225	—	—	—
Stoke 2nd Corp	934,351	—	—	—
Able Sungsoo 1st Co., Ltd. [1]	66,571	—	—	—
Newstar Seongnam 1st Co., Ltd	199,312	—	—	—
KPS Sihwa 1st Co., Ltd.	3,652,496	—	—	—
GDIC 2nd Co., Ltd.	329,231	—	—	—
Newstar NRB First Co., Ltd.	2,014,826	—	—	—
Able Dongtan 1st Co., Ltd.	846,976	—	—	—
Newstar Gimpo 5th Co., Ltd.	3,488,327	—	—	—
Newstar Godeok 1st Co., Ltd.	—	105,971	—	—
Newstar Godeok 2nd Co., Ltd.	5,052	—	—	—
Newstar Everyday 1st Co., Ltd.	84,464	—	—	—
Cassiopeia 1st Co., Ltd.	69,238	—	—	—
Able Banpo 1st Co., Ltd.	324,645	—	—	—
Able Banpo 2nd Co., Ltd.	113,165	—	—	—
Able Gyeonggi Gwangju 1st Co., Ltd.	375,770	—	—	—
Newstar Byeongjeom 1st Co., Ltd.	137,383	—	—	—
Newstar Unity 1st Co., Ltd.	9,000	—	—	—
Piggarden 1st Co., Ltd.	39,857	—	—	—
KB Star Galaxy Towers REIT [1]	7,484,969	—	—	—
KB NY 1st Co., Ltd.	1,286,629	—	—	—
KB Samyoung Co., Ltd.	19,894	—	—	—
Associates
KB Special Purpose Acquisition Company No.17 [1]	—	—	—	1,067,588
KB-KDBC New Technology Business Investment Fund	129,289	—	189,998	—
KBTS Technology Venture Private Equity Fund	185,355	—	285,290	—
KB-SJ Tourism Venture Fund	209,347	—	278,571	—
Keystone-Hyundai Sec. No.1 Private Equity Fund [1]	—	—	42,637	—
KB-Brain KOSDAQ Scale-Up Fund	422,946	—	514,119	—
KB Special Purpose Acquisition Company No.18 [1]	—	—	5,886	—
KB SPROTT Renewable Private Equity Fund I	345,339	—	487,500	—
KB-Stonebridge Secondary Private Equity Fund	705,744	—	549,714	—
KB Special Purpose Acquisition Company No.19 [1]	—	—	36,244	—
KB Special Purpose Acquisition Company No.20 [1]	—	—	67,917	—
KB-UTC Inno-Tech Venture Fund	449,015	—	471,466	—
KB-SP Private Equity Fund IV	210,945	—	388,931	—

121

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	2022		2021
	Revenue	Expenses	Revenue	Expenses
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	561,064	—	1,198,196	—
KB Material and Parts No. 1 PEF	352,500	—	352,500	—
KB Bio Private Equity Fund III Ltd.	4,034,553	—	323,836	—
K The fifteenth Real Estate Investment Trust [1]	—	—	500,000	—
KB-KTB Technology Venture Fund	599,726	—	—	—
KB-GeneN Medical Venture Fund 1	76,392	—	—	—
KB-BridgePole Venture Investment Fund	117,986	—	—	—
KB-Kyobo New Mobility Power Fund	68,825	—	—	—
KB Special Purpose Acquisition Company No.21	1,731,563	—	—	—
THE CHAEUL FUND NO.1 [2]	81,844	—	—	—
KB Special Purpose Acquisition Company No.22	1,157,075	—	—	—
KB-NP Green ESG New Technology Venture Capital Fund	435,147	—	—	—
KB Special Purpose Acquisition Company No.23	1,476,465	—	—	—
Parent Company
KB Financial Group Inc.	484,733	20,241	689,158	15,168
Others
Kookmin Bank	181,573,223	262,812,436	110,412,211	113,932,738
KB Asset Management Co., Ltd.	9,069	1,679,427	9,821	1,108,009
KB Real Estate Trust Co., Ltd.	936	3,010	760	5
KB Investment Co., Ltd.	1,902,935	4	616,501	1
KB Credit Information Co., Ltd.	221	3	218	2,482
KB Data System Co., Ltd.	955	1,120,617	823	1,348,880
KB Life Insurance Co., Ltd.	113,129	41,862	322,568	327,902
KB Kookmin Card Co., Ltd.	68,448	575,348	111,626	679,936
KB Savings Bank Co., Ltd.	831	14	227	4,610
KB Capital Co., Ltd.	305,322	44,652	344,413	478
KB Insurance Co., Ltd	68,091,902	67,758,399	889,407	5,459,994
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Co., Ltd.) [3]	644,336	1,004,150	614,560	747,319
KB Wisestar Private Real Estate Fund Investment Trust No. 1	2,018,435	—	7,255,541	—
Other funds	18,771,423	12,110,844	5,305,247	510,087
Retirement pension	771,613	—	598,028	—
LB UK Private Real Estate Investment Trust No.19	304,032	—	396,837	—
The Company
Employees	344,870	—	321,649	—

[1]	These companies are excluded from related parties during the year ended December 31, 2022 or 2021. The transaction amounts are up to the date of the exclusion.
[2]	Changed company name from SKS IB NEW M&T FUND NO.1 to THE CHAEUL FUND NO.1 for the year ended December 31, 2022.
[3]	Changed company name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

122

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Significant loan and borrowing transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

	2022
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Subsidiaries
Newstar Gimpo 1st Co., Ltd	Loans	52,471,330	—	(26,258,530)	—	26,212,800
Able Gamsam 1st Co., Ltd. [1]	Loans	22,949,233	—	(22,949,233)	—	—
KB Echo 1st Co., Ltd. [1]	Loans	14,974,275	—	(14,974,275)	—	—
Newstar Gimpo 2nd Co., Ltd. [1]	Loans	12,369,667	—	(12,369,667)	—	—
KB Infra 1st Co., Ltd. [1]	Loans	11,874,477	—	(11,874,477)	—	—
Able MK 1st Co., Ltd.	Loans	15,902,044	—	(3,521)	—	15,898,523
Newstar Panorama 1st Co., Ltd. [1]	Loans	9,839,390	—	(9,839,390)	—	—
Able Wonsi 1st Co., Ltd.	Loans	—	14,201,867	—	—	14,201,867
Newstar DS 2nd Co., Ltd. [1]	Loans	—	800,000	(800,000)	—	—
Associates
KB Special Purpose Acquisition Company No.17 [1]	Hybrid bond with securities-like features	999,500	—	(999,500)	—	—
KB Special Purpose Acquisition Company No.18 [1]	Hybrid bond with securities-like features	3,058,774	—	(3,058,774)	—	—
KB Special Purpose Acquisition Company No.19 [1]	Hybrid bond with securities-like features	2,090,861	—	(2,090,861)	—	—
KB Special Purpose Acquisition Company No.20 [1]	Hybrid bond with securities-like features	3,135,222	—	—	—	3,135,222
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities-like features	—	1,490,000	—	1,469,063	2,959,063
KB Special Purpose Acquisition Company No.22	Hybrid bond with securities-like features	—	990,000	—	982,075	1,972,075
KB Special Purpose Acquisition Company No.23	Hybrid bond with securities-like features		1,495,000	—	1,476,465	2,971,465
KB Special Purpose Acquisition Company No.24	Hybrid bond with securities-like features		6,975,000	—	—	6,975,000
Others
Kookmin Bank	Deposits [2]	518,051,228	—	—	317,154,148	835,205,376
	Borrowings	—	868,303,453	(868,303,453)	—	—
The Company
Employees	Loans to employees	14,940,376	2,324,900	(5,624,383)		11,640,893

[1]	These companies are not related parties as at December 31, 2022.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

123

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

	2021
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Subsidiaries
Newstar Panorama 1st Co., Ltd.	Loans	9,845,711	—	(6,321)	—	9,839,390
Newstar Gimpo 1st Co., Ltd	Loans	33,527,243	—	(3,700,384)	—	29,826,859
Newstar Gimpo 2nd Co., Ltd.	Loans	—	12,369,667	—	—	12,369,667
Able Gamsam 1st Co.,Ltd.	Loans	22,962,057	—	(12,824)	—	22,949,233
Able KD 2nd Co., Ltd [1]	Loans	4,592,411	—	(4,592,411)	—	—
KB Echo 1st Co., Ltd	Loans	15,075,090	—	(100,815)	—	14,974,275
Hamilton Power First Co., Ltd [1]	Loans	28,956,749	—	(28,956,749)	—	—
KB Infra 1st Co., Ltd.	Loans	—	11,874,477	—	—	11,874,477
Able MK 1st Co., Ltd.	Loans	—	15,902,044	—	—	15,902,044
Associates
KB Special Purpose Acquisition Company No.17	Hybrid bond with securities-like features	2,067,088	—	—	(1,067,588)	999,500
KB Special Purpose Acquisition Company No.18	Hybrid bond with securities-like features	3,052,888	—	—	5,886	3,058,774
KB Special Purpose Acquisition Company No.19	Hybrid bond with securities-like features	2,054,617	—	—	36,244	2,090,861
KB Special Purpose Acquisition Company No.20	Hybrid bond with securities-like features	3,067,305	—	—	67,917	3,135,222
Others
Kookmin Bank	Deposits [2]	425,062,348	—	—	92,988,880	518,051,228
Borrowings		2,787,298	726,662,134	(729,449,432)	—	—
The Company
Employees	Loans to employees	19,064,459	2,490,240	(6,614,323)	—	14,940,376

[1]	These companies are not related parties as at December 31, 2021.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

124

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Other transactions with related parties for the years ended December 31, 2022 and 2021, are as follows:

(In thousands of Korean won)	2022
	Contribution	Collection and others
Subsidiaries
KBFG Securities America Inc.	—	—
PT. KB Valbury Sekuritas	57,221,997	—
Heungkuk Global Highclass Private Real Estate Trust 23 [1]	—	1,903,215
DGB General Private Real Estate Investment Trust No.8 [1]	—	6,967,178
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	3,142,188	198,569
Vestas General Private Real Estate Fund Investment Trust No. 38	11,340,804	—
JB Dry Street Private Fund 1	—	86,497
JB Australia108 Private Fund 1	—	61,708
JB Forge Private Fund 1	—	44,182
JB Hall Street Private Fund 1	—	82,632
JB Margaret Street Private Fund 1	—	23,401
LB UK Private Real Estate Investment Trust No.18 [1]	—	28,941,213
Alpha Spain Real Estate Private Investment Trust 1 [1]	—	67,622,466
Hanwha US Equity Strategy Private Real Estate Fund 3	—	180,885,304
Korea Investment US Amazon Logistics Private Real Estate Investment Trust NO. 1 [1]	20,900,000	20,800,000
GVA Europe Real Estate Investment Trust No.2 [1]	95,000,000	95,000,000
KB Global Contents Private Investment Fund	4,500,000	—
GVA Europe Pre-IPO Private Investment Trust No.1	20,000,000	—
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,470,000	—
KB KBSTAR US Short-Term IG Corporate Bond ETF	50,000,000	—
KB Wisestar Private Real Estate Fund Investment Trust No. 2 [1]	67,100,000	—
Associates
KB Special Purpose Acquisition Company No.17 [1]	—	500
KB Special Purpose Acquisition Company No.18 [1]	—	1,000
KB Special Purpose Acquisition Company No.19 [1]	—	1,000
KB Special Purpose Acquisition Company No.20 [1]	—	1,000
KB Special Purpose Acquisition Company No.21	10,000	—
KB Special Purpose Acquisition Company No.22	10,000	—
KB Special Purpose Acquisition Company No.23	5,000	—
KB Special Purpose Acquisition Company No.24	25,000	—
KB New Paradigm Agriculture Venture Fund	—	625,000
KB-KDBC New Technology Business Investment Fund	—	2,600,000
KBTS Technology Venture Private Equity Fund	—	1,296,000
KB-SJ Tourism Venture Fund	—	400,000
KB Shinjasanaubo Fund	—	132,000
KB-Brain KOSDAQ Scale-Up Fund	—	4,800,000
KB SPROTT Renewable Private Equity Fund I	2,499,360	—
KB-Stonebridge Secondary Private Equity Fund	1,248,439	631,500
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	660,000	2,352,793
Project Vanilla Co., Ltd. [1]	—	525,344
KB Bio Private Equity Fund III Ltd. [1]	—	10,000,000
KB-KTB Technology Venture Fund	4,000,000	—
KB Digital Platform Fund	5,000,000	—
KB-SOLIDUS Healthcare Investment Fund	1,000,000	—
KB-GeneN Medical Venture Fund 1	2,000,000	—
KB-BridgePole Venture Investment Fund	850,000	—
KB-Kyobo New Mobility Power Fund	3,000,000	—

125

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

JS Private Equity Fund III	1,700,000	—
Mirae Asset Mobility Investment Fund I	2,000,000	—
KB-FT 1st Green Growth Investment Fund	2,000,000	—
THE CHAEUL FUND NO.1 [2]	1,000,000	—
POSITIVE Sobujang Venture Fund No.1	2,000,000	—
KB-NP Green ESG New Technology Venture Capital Fund	3,740,000	—
Hisstory 2022 Fintech Fund	2,000,000	—
PEBBLES-MW M.C.E New Technology Investment Fund 1st	2,000,000	—
KB Star REIT	45,523,300	—
KB Bio Private Equity Investment Fund IV	7,500,000	—
Nextrade Co., Ltd.	9,700,000	—
Apollo REIT PropCo LLC [1]	19,968,049	19,968,049
Others
Star-Lord General Investors Private Real Estate Investment Company No.10	20,000,000	—
KB NA Compass Energy Private Special Asset Fund [1]	606,975	21,823,276
Meritz Private Real Estate Fund 9-2	1,486	5,306
KB Global Core Bond Securities Master Fund(Bond)	—	5,000,000
KB Global Platform Fund	3,200,000	2,460,000
KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	1,749,177
KB KBSTAR 30-Years Treasurybond Enhanced ETF [1]	—	691,351
KB Aircraft Loan Private Special Asset Fund Investment Trust No. 1	—	32,265,511
KB New Deal Innovation Fund	4,800,000	—
KB Development Blind General Private Real Estate Investment Trust No.2	3,240,000	—
KB Prime Digital Platform Fund	900,000	—
KB Secondary Plus Fund	1,180,000	—
Paramark KB Fund I	4,148,023	772,023
KB Scale-up Fund No.2	1,500,000	—
KB KBSTAR Nov 2023 Term Credit ETF	14,862,445	4,905,170

[1]	No related party of the Company as at December 31, 2022.
[2]	Changed company name from SKS IB NEW M&T FUND NO.1 to THE CHAEUL FUND NO.1 for the year ended December 31, 2022.

(In thousands of Korean won)	2021
	Contribution	Collection and others
Subsidiaries
KB Securities Hong Kong Ltd.	101,175,500	—
KB Securities Vietnam Joint Stock Company	69,084,068	—
Aquila Global Real Assets Fund No. 1 LP [1]	—	1
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	11,250,000	—
Pacific US Blackrock Private Placement Real Estate Fund No.15	3,325,797	—
DGB General Private Real Estate Investment Trust No.8	—	360,460
Hyundai Dynamic Mix Securities Feeder Investment Trust 1 [1]	—	5,559,136
KB digital innovation & growth new technology business investment fund	500,000	—
Alpha Spain Real Estate Private Investment Trust 1	3,298,743	—
Hangang Domestic Private Real Estate Fund No.14 [1]	—	18,100,000
Heungkuk Global Highclass Private Real Estate Trust 23	—	1,630,765
Hanwha US Equity Strategy Private Real Estate Fund 3	183,678,409	8,695
Hyundai Kon-tiki Specialized Privately Placed Fund 1 [1]	—	476,406
Pacific Bric Professional Investors’ Private Real Estate Fund No.53 [1]	43,500,000	43,500,000
Associates

126

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

KB New Paradigm Agriculture Venture Fund	—	2,275,000
KB KONEX Market Vitalization Fund	—	5,550,000
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,400,000
KBTS Technology Venture Private Equity Fund	880,000	1,536,000
KB-SJ Tourism Venture Fund	500,000	—
KB-Brain KOSDAQ Scale-Up Fund	3,750,000	4,050,000
KB-Stonebridge Secondary Private Equity Fund	3,788,000	1,692,584
KB-UTC Inno-Tech Venture Fund	1,695,000	375,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	3,846,000	—
KB Shinjasanaubo Fund	880,000	264,000
JR GLOBAL REIT [1]	—	65,025,000
Keystone-Hyundai Sec. No.1 Private Equity Fund [1]	—	1,925,000
K The fifteenth Real Estate Investment Trust [1]	8,600,000	8,600,000
KB Private Equity Fund III [1]	—	8
KB Bio Private Equity Fund III Ltd.	10,000,000	—
KB Global Commerce Private Equity Investment Fund	7,000,000	—
KB-KTB Technology Venture Fund	2,000,000	—
KB Bio Global Expansion Private Equity Fund No.1	15,000,000	—
KB Digital Platform Fund	4,500,000	—
KB-SOLIDUS Healthcare Investment Fund	100,000	—
Others
KB NA COMPASS ENERGY PRIVATE SPECIAL ASSET FUND	1,513,600	2,056,553
Meritz Private Real Estate Fund 9-2	1,053	5,954
KB Global Core Bond Securities Master Fund(Bond)	—	15,000,000
KB Onkookmin TDF 2045 Fund	—	1,400,000
KB Global Platform Fund	5,400,000	—
KB Onkookmin Life Income RIF 20 Feeder Fund(FoFs)	—	2,500,000
KB Onkookmin Life Income RIF 40 Feeder Fund(FoFs)	—	2,500,000
KB BMO senior loan private special asset fund 2	4,477,004	—
KB Multi Alpha Plus Private Fund 1	10,000,000	—
KB KBSTAR 30-Years Treasurybond Enhanced ETF	6,311,671	5,806,617
KB Aircraft Loan Private Special Asset Fund Investment Trust No. 1	33,017,696	752,186
KB New Deal Innovation Fund	2,000,000	—
Paramark KB Fund I	680,000	—

[1]	No related party of the Company as at December 31, 2021.

Details of payment guarantees and other similar contracts with related parties as at December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	Description	Amounts
		2022	2021
KB Securities Vietnam Joint Stock Company	Payment guarantees	92,512,900	86,304,400
KB Securities Hong Kong Ltd.	Payment guarantees	139,403,000	130,405,000
MS Sejong 4th Co., Ltd. [1]	Loans purchase agreement	—	2,000,000
KB UK Center 1st Co., Ltd. [1]	Replenishment of loan	—	12,600,000
AJH 3rd Co., Ltd. [1]	Credit line	—	11,000,000
Paradise Yeongjong 2nd Co., Ltd.	Private placement bonds purchase agreement	20,000,000	20,000,000
Able Gwonseon 1st Co., Ltd.	Private placement bonds purchase agreement	11,000,000	35,000,000
Newstar IP Co., Ltd.	Private placement bonds purchase agreement	50,700,000	50,700,000

127

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	Description	Amounts
		2022	2021
Newstar Ds 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	15,000,000
Newstar Ds 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	37,000,000
Newstar Papyrus Co., Ltd. [1]	Private placement bonds purchase agreement	—	24,200,000
SJ Jongno 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	68,200,000
Enewstay 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	25,600,000
Able Gamsam 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	17,000,000
Songdo PFive 2nd Co., Ltd.	Private placement bonds purchase agreement	92,607,000	121,821,000
Polar EH 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	2,411,809
Polar EH 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	12,391,709
Able Gongpyeong 1st Co., Ltd	Private placement bonds purchase agreement	20,000,000	20,000,000
Newstar Believe Co., Ltd.	Private placement bonds purchase agreement	7,500,000	7,500,000
Able Chowall 1st Co., Ltd.	Credit line	15,900,000	30,000,000
FN Gasan 1st Co., Ltd.	Private placement bonds purchase agreement	3,390,000	6,538,462
ABR Mareuk 1st Co., Ltd. [1]	Credit line	—	10,300,000
ABR Joongang2 1st Co., Ltd.	Credit line	20,000,000	20,000,000
KB Echo 1st Co., Ltd [1]	Credit line	—	30,000,000
KB Tongyoung 1st Co., Ltd.	Credit line	29,193,000	34,000,000
Able Electronics 1st Co., Ltd. [1]	Credit line	—	70,000,000
Able Guwol 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	41,900,000
Able Hyosung 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	17,000,000
Able Sky 1st Co., Ltd.	Private placement bonds purchase agreement	30,000,000	30,000,000
Newstar Gimpo 2nd Co., Ltd. [1]	Credit line	—	12,600,000
Intgreen 1st Inc. [1]	Private placement bonds purchase agreement	—	47,500,000
Able Gasan 1st Co., Ltd.	Credit line	60,000,000	60,000,000
Able Sewoon Co., Ltd.	Private placement bonds purchase agreement	37,300,000	48,000,000
Able Poongdong 1st Co., Ltd.	Credit line	2,150,000	4,850,000
Zitaress 1st Co., Ltd.	Private placement bonds purchase agreement	30,000,000	120,000,000
KB PF 3rd Co., Ltd. [1]	Private placement bonds purchase agreement	—	4,500,000
Able Beomeo-one Co., Ltd.	Private placement bonds purchase agreement	30,000,000	30,000,000
Able Yucheon 1st Co., Ltd. [1]	Credit line	—	160,000,000
KB Infra 2nd Co., Ltd.	Private placement bonds purchase agreement	26,000,000	58,500,000
KB Illite 1st. Co.,Ltd. [1]	Credit line	—	1,000,000
Newstar Sina Co., Ltd.	Private placement bonds in foreign currency purchase agreement	26,106,380	24,421,300
KB Gold 1st Co., Ltd.	Credit line	20,000,000	20,000,000
Inspire Gold 1st Co., Ltd. [1]	Credit line	—	100,000,000
Inspire Gold 2nd Co., Ltd.	Credit line	7,000,000	50,000,000

128

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	Description	Amounts
		2022	2021
Yeoksam The Gallery KB 1st Co., Ltd.[1]	Credit line	—	25,000,000
Y Three Ulsan Sinjeong 1st Co., Ltd.[1]	Private placement bonds purchase agreement	—	59,000,000
Newstar Seotan Co., Ltd. [1]	Credit line	—	63,000,000
Newstar Plus 1st Co., Ltd.	Private placement bonds purchase agreement	16,000,000	16,000,000
Unbroken 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	30,000,000
Able Dangjin 1st Co., Ltd.	Credit line	35,000,000	35,000,000
Able Yongdap 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	29,000,000
Able Wonchang 1st Co., Ltd.	Credit line	10,000,000	20,000,000
Able Pocheon 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	12,300,000
Able PT 1st Co., Ltd	Private placement bonds purchase agreement	5,000,000	5,000,000
Able Hyeongok Co., Ltd. [1]	Credit line	—	60,000,000
JOSH Bujeon 1st Co., Ltd. [1]	Credit line	—	90,000,000
GDIC 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	40,000,000
KB Mapo 2nd Co., Ltd.	Private placement bonds purchase agreement	10,000,000	10,000,000
KB MyeongJi 1st Co., Ltd.	Credit line	20,000,000	45,000,000
KB Osansegyo 2nd Co., Ltd.	Private placement bonds purchase agreement	8,026,650	8,626,660
Newstar Gimpo 4th Co., Ltd.	Private placement bonds purchase agreement	7,000,000	—
Newstar Gimpopoongmoo Co., Ltd.	Credit line	20,000,000	—
Newstar Wave 1st Co., Ltd.	Credit line	40,000,000	—
Lamdamine 1st Co., Ltd.	Credit line	118,000,000	—
Able Dosan 1st Co., Ltd.	Credit line	54,419,000	—
Able Maseok 1st Co., Ltd.	Credit line	50,000,000	—
HD Value 1st Co., Ltd.	Private placement bonds purchase agreement	3,000,000	—
HJ Galaxy 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	—
HJ Galaxy 1st Co., Ltd. [1]	Private placement bonds purchase agreement	—	—
KB Star Galaxy Towers REIT	Funding replenishment agreement B	40,000,000	—
TW Seocho 2nd Co., Ltd.	Private placement bonds purchase agreement	30,000,000	—
TW Seocho 1st Co., Ltd.	Credit line	220,000,000	—
Powerplay 1st Co., Ltd.	Private placement bonds purchase agreement	15,000,000	—
Able Next 1st Co., Ltd.	Private placement bonds purchase agreement	21,000,000	—
KB Infra 3rd Co., Ltd. [1]	Private placement bonds purchase agreement	—	—
Able Dongil 1st Co., Ltd.	Private placement bonds purchase agreement	34,000,000	—
Newstar Shiny 1st Co., Ltd.	Private placement bonds purchase agreement	10,000,000	—
Newstar Enerbil 1st Co., Ltd.	Private placement bonds purchase agreement	100,000,000	—
YSMC 1st Co., Ltd.	Private placement bonds purchase agreement	49,500,000	—
HJ Galaxy 3rd Co., Ltd.	Credit line	46,100,000	—
KB SmartSchool 1st Co., Ltd.	Private placement bonds purchase agreement	20,000,000	—

129

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

(in thousands of Korean won)	Description	Amounts
		2022	2021
Bighouse 7th Co., Ltd.	Credit line	138,000,000	—
Newstar Energy 1st Co., Ltd.	Private placement bonds purchase agreement	141,733,828	—
Gyeongsan Logis 1st Co., Ltd	Credit line	38,000,000	—
KB Samyoung Co., Ltd.	Private placement bonds purchase agreement	6,000,000	—
Stoke 2nd Corp	Credit line	73,000,000	—
Newstar Seongnam 1st Co., Ltd	Credit line	35,000,000	—
KPS Sihwa 1st Co., Ltd.	Private placement bonds purchase agreement	257,000,000	—
GDIC 2nd Co., Ltd.	Credit line	38,000,000	—
KB NY 1st Co., Ltd.	Private placement bonds purchase agreement	92,000,000	—
Newstar NRB First Co., Ltd.	Credit line	44,877,058	—
Able Dongtan 1st Co., Ltd.	Private placement bonds purchase agreement	40,000,000	—
Newstar Gimpo 5th Co., Ltd.	Private placement bonds purchase agreement	180,000,000	—
Cassiopeia 1st Co., Ltd.	Private placement bonds purchase agreement	30,000,000	—
Able Banpo 1st Co., Ltd.	Private placement bonds purchase agreement	15,000,000	—
Able Banpo 2nd Co., Ltd.	Private placement bonds purchase agreement	10,000,000	—
Able Gyeonggi Gwangju 1st Co., Ltd.	Private placement bonds purchase agreement	40,000,000	—
Newstar Byeongjeom 1st Co., Ltd.	Private placement bonds purchase agreement	40,000,000	—
Piggarden 1st Co., Ltd.	Private placement bonds purchase agreement	50,000,000	—

[1]	No related party of the Company as at December 31, 2022.

As at December 31, 2022, the Company recognizes financial guarantee liability amounting to ~~W~~ 55,032 million (~~W~~ 95,553 million in 2021) in conjunction with the above.

Details of assets pledged as collateral to related parties as at December 31, 2022 and 2021 is as follows:

(in thousands of Korean won)	Details of assets pledged	2022		2021
		Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Kookmin Bank	Time deposits and others	173,000,000	167,000,000	173,000,000	167,000,000
	Bonds denominated in Korean won	16,541,459	20,000,000	21,183,449	20,000,000

As at December 31, 2022, the Company received securities amounting to ~~W~~ 62,000 million(~~W~~ 54,000 million in 2021) as a collateral from Kookmin bank and the Company has ~~W~~ 140,000 million (~~W~~ 140,000 million in 2021) of credit line such as loan agreement.

130

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Details of unused loan commitments provided to the related parties as at December 31, 2022 and 2021, are as follows:

		Amounts
(In thousands of Korean won)	Details	2022	2021
KB BMO senior loan private special asset fund	Purchase agreements of securities	19,497	18,239
KB Global Infra Private Special Asset Fund No.5	Purchase agreements of securities	4,999,773	4,999,773
KB Global Infra Private Special Asset Fund No.6	Purchase agreements of securities	4,999,773	4,999,773
KB-KTB Technology Venture Fund	Purchase agreements of securities	4,000,000	8,000,000
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase agreements of securities	7,644,000	8,304,000
KB-SOLIDUS Healthcare Investment Fund	Purchase agreements of securities	3,900,000	4,900,000
KB Wisestar Private Real Estate Fund Investment Trust No. 1	Purchase agreements of securities	19,000	19,000
KB Global Platform Fund	Purchase agreements of securities	—	3,200,000
KB New Deal Innovation Fund	Purchase agreements of securities	3,200,000	8,000,000
KB Digital Platform Fund	Purchase agreements of securities	40,500,000	45,500,000
KB-Stonebridge Secondary Private Equity Fund	Purchase agreements of securities	—	1,594,000
Paramark KB Fund I	Purchase agreements of securities	5,944,000	9,320,000
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Purchase agreements of securities	4,525,921	5,645,131
KB Prime Digital Platform Fund	Purchase agreements of securities	3,600,000	—
KBTS Technology Venture Private Equity Fund	Purchase agreements of securities	—	176,000
KB SPROTT Renewable Private Equity Fund I	Purchase agreements of securities	—	3,817,225
KB-NP Green ESG New Technology Venture Capital Fund	Purchase agreements of securities	16,260,000	—
KB Secondary Plus Fund	Purchase agreements of securities	1,181,000	—
KB Scale-up Fund No.2	Purchase agreements of securities	8,500,000	—

The Company received credit card commitment amounting to ~~W~~ 21,000 million(~~W~~ 21,000 million in 2021) from Kookmin Card Co., Ltd. as at December 31, 2022.

131

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Debt instruments purchased or sold via the Company by the related party for the years ended December 31, 2022 and 2021, are as follows.

(in thousands of Korean won)	2022
	Sale	Purchase [1]
Kookmin Bank	7,341,903,732	3,791,777,742
KB Life Insurance Co., Ltd.	92,619,359	11,922,239
KB Insurance Co., Ltd.	794,858,152	362,105,311
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Co., Ltd.) [2]	65,611,000	325,130,900
KB Kookmin Card Co., Ltd.	—	70,000,000
KB Capital Co., Ltd.	—	70,000,000

[1]	Debt instruments issued by the related party and purchased by the Company for the year ended December31, 2022, are included.
[2]	Changed company name from Prudential Life Insurance Co., Ltd. to KB Life Insurance Co., Ltd. for the year ended December 31, 2022.

(in thousands of Korean won)	2021
	Sale	Purchase [1]
Kookmin Bank	9,642,170,271	9,005,606,675
KB Life Insurance Co., Ltd.	272,656,940	88,646,788
KB Insurance Co., Ltd.	853,998,306	446,196,491
KB Kookmin Card Co., Ltd.	—	40,000,000
KB Capital Co., Ltd.	—	130,000,000

[1]	Debt instruments issued by the related party and purchased by the Company for the year ended December31, 2022 and 2021, are included.

The key management includes registered or unregistered directors, members of BOD, CFO, person in charge for internal audit and their compensation for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Short-term salaries	19,619,299	9,493,422
Post-employment benefits	654,295	579,895
Share-based payment	10,499,614	16,001,106

	30,773,208	26,074,423

132

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

43. Supplemental Cash Flow Information

Adjustments for non-cash items of cash flows from operating activities for the years ended December 31, 2022 and 2021, consist of the following:

(in thousands of Korean won)	2022	2021
Interest income	(1,013,459,677)	(737,552,790)
Interest expenses	501,613,637	212,429,225
Dividend income and distribution income	(49,602,892)	(43,442,376)
Tax expenses	60,247,522	214,559,285
Gains on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	(328,703,135)	(258,480,104)
Losses on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	806,205,848	409,884,788
Gains on valuation of financial assets (liabilities) designated at FVTPL	(1,034,347,105)	(602,482,365)
Losses on valuation of financial assets (liabilities) designated at FVTPL	101,117,268	170,830,700
Gains on valuation of derivative financial assets (liabilities)	(3,746,153,750)	(1,522,684,712)
Losses on valuation of derivative financial assets (liabilities)	3,948,207,231	1,657,639,495
Gains or losses on disposal of financial assets at FVOCI	16,397,562	10,811,918
Foreign currency translations	41,979,344	(56,312,965)
Provision for allowances for loan losses	7,287,630	5,378,133
Gains on disposal of investments in associates and subsidiaries	(51,192,525)	(12,324,064)
Losses on disposal of investments in associates and subsidiaries	1,931,820	3,817,216
Impairment loss on investments in associates and subsidiaries	8,794,479	7,884,327
Depreciation	47,503,080	41,908,757
Reversal of loss on revaluation of property and equipment	(72,800)	—
Loss on revaluation of property and equipment	451,905	—
Amortization	27,565,313	22,148,402
Others	107,184,858	72,730,119

	(547,044,387)	(403,257,011)

Changes in operating assets and liabilities of cash flows for the years ended December 31, 2022 and 2021, consist of the following:

(in thousands of Korean won)	2022	2021
Deposits in financial institutions	(544,320,532)	(73,947,140)
Financial assets required to be mandatorily measured at FVTPL	4,324,803,821	(632,998,030)
Derivative financial instruments/liabilities (net)	384,354,248	(37,400,973)
Loans measured at amortised cost	(1,148,722,781)	(425,945,416)
Other assets	978,081,409	3,122,483,949
Deposit liabilities	(1,623,120,095)	699,427,267
Financial liabilities required to be mandatorily measured at FVTPL	(649,762,362)	978,686,697
Financial liabilities designated at FVTPL	1,913,728,689	(185,467,288)
Defined benefit obligation	(20,866,451)	(16,828,530)
Securities sold under repurchase agreements	(2,784,278,687)	(1,240,816,274)
Other liabilities	(1,212,573,912)	(3,218,157,158)

	(382,676,653)	(1,030,962,896)

133

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2022 and 2021

Changes in liabilities of cash flows from financing activities for the years ended December 31, 2022 and 2021, consist of the following:

	2022
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Other liabilities	Total
Beginning balance (net)	12,681,141,171	2,340,179,481	7,319,921	123,400,384	—	15,152,040,957
Cash Transactions	1,867,511,733	(520,000,000)	518,525	(30,122,914)	2,911,250	1,320,818,594
Non-cash transactions	(801,461)	26,245,908	102,363	27,804,821	41,507	53,393,138

Ending balance(net)	14,547,851,443	1,846,425,389	7,940,809	121,082,291	2,952,757	16,526,252,689

	2021
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Total
Beginning balance (net)	12,498,622,381	1,797,596,969	10,782,775	143,799,238	14,450,801,363
Cash Transactions	181,842,566	538,296,970	(3,575,926)	(31,849,047)	684,714,563
Non-cash transactions	676,224	4,285,542	113,072	11,450,193	16,525,031

Ending balance(net)	12,681,141,171	2,340,179,481	7,319,921	123,400,384	15,152,040,957

44. Non-cash Transactions

Significant non-cash transactions from investing activities and financing activities which are not included in separate statements of cash flows for the years ended December 31, 2022 and 2021, are as follows:

(in thousands of Korean won)	2022	2021
Increase due to gains on valuation of financial assets at FVOCI	19,904,095	13,976,607

45. Event after the reporting period

The Company intermediated a fund related to the apartment rental business for disabled people in Australia, but the fund was suspended due to the breach of contract by the local Australian borrower. In this regard, as at December 31, 2022, three lawsuits such as claims for recovery of unjust enrichment have been filed from institutional investors. Among three lawsuits, the first-instance verdict for the one case was announced on February 7, 2023, ordering the payment of the investment principal and delayed interest thereon. This is an adjusting event after the reporting period, and as at December 31, 2022, litigation provision liabilities for three litigation have been added to the financial statements. The specifics of the relevant litigation is described in Note 41.

134

Independent Auditors’ Review Report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

To the Chief Executive Officer of

KB Securities Co., Ltd.:

We have reviewed the accompanying management’s report on the effectiveness of Internal Control over Financial Reporting (“ICFR”) of KB Securities Co., Ltd. (“the Company”) as of December 31, 2022. The Company’s management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of the ICFR. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of the ICFR, the Company’s management stated: “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2022, is designed and operated effectively, in all material respects, in conformity with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.”

We conducted our review in accordance with the ICFR Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the management’s report on the effectiveness of ICFR is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s ICFR, inquiries of the Company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Because of its inherent limitations, however, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that the management’s report on the effectiveness of ICFR as of December 31, 2022 is not prepared, in all material respects, in accordance with ‘Best Practice Guideline of Internal Control over Financial Reporting’.

Our review is based on the Company’s ICFR as of December 31, 2022. We did not review the Company’s ICFR subsequent to December 31, 2022. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2023

135

Report on the Effectiveness of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of

KB Securities Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KB Securities Co., Ltd. (the “Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2022.

The Company’s management, including ourselves, is responsible for designing and operating ICFR. We assessed the design and operating effectiveness of ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated ICFR in accordance with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”). And we conducted an evaluation of ICFR based on ‘Best Practice Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2022, is designed and operated effectively, in all material respects, in conformity with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

March 3, 2023

Park, Jung Lim, Chief Executive Officer

Chang, Seung Ho, Internal Accounting Controller Officer

136